UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 7, 2024

Paramount Global

(Exact name of registrant as specified in its charter)

Delaware	001-09553	04-2949533
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1515 Broadway
New York, New York	10036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 258-6000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock, $0.001 par value	PARAA	The Nasdaq Stock Market LLC
Class B Common Stock, $0.001 par value	PARA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Transaction Agreement

Overview

On July 7, 2024, Paramount Global, a Delaware corporation (“Paramount” or the “Company”), entered into a Transaction Agreement (the “Transaction Agreement”) with Skydance Media, LLC, a California limited liability company (“Skydance”), New Pluto Global, Inc., a Delaware corporation and a wholly owned, direct subsidiary of the Company (“New Paramount”), Pluto Merger Sub, Inc., a Delaware corporation and a wholly owned, direct subsidiary of New Paramount (“Paramount Merger Sub”), Pluto Merger Sub II, Inc., a Delaware corporation and a wholly owned, direct subsidiary of New Paramount (“Paramount Merger Sub II”), Sparrow Merger Sub, LLC, a California limited liability company and a wholly owned, direct subsidiary of New Paramount (“Skydance Merger Sub” and, together with Paramount Merger Sub and Paramount Merger Sub II, the “Merger Subs”) and the Upstream Blocker Holders signatory thereto (solely with respect to certain sections of the Transaction Agreement as specified therein). The Transaction Agreement and the transactions contemplated thereby (the “Transactions”) were approved by the unanimous vote of those members of the board of directors of the Company (the “Company Board”) present (each of whom is unaffiliated with National Amusements, Inc., a Maryland corporation and the controlling stockholder of the Company (“NAI”)), acting upon the unanimous recommendation of the special committee of the Company Board (the “Company Special Committee”)—a committee comprised solely of independent directors established by the Company Board to review, evaluate and negotiate strategic alternatives.

Subject to the terms of the Transaction Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the day immediately prior to the Closing Date, Paramount Merger Sub will merge with and into the Company (the “Pre-Closing Paramount Merger”), with the Company surviving the Pre-Closing Paramount Merger (the “Surviving Company Entity”) and becoming a wholly owned, direct subsidiary of New Paramount. On the day following the Pre-Closing Paramount Merger, and subject to the conditions set forth in the Transaction Agreement and in accordance with the DGCL, Paramount Merger Sub II will merge with and into New Paramount (the “New Paramount Merger”), with New Paramount surviving the New Paramount Merger (the “Surviving New Paramount Entity”). Following the New Paramount Merger (but on the Closing Date), each Upstream Blocker Holder will transfer 100% of the issued and outstanding equity interests in certain blocker entities to New Paramount in exchange for New Paramount Class B Common Stock (the “Blocker Contribution and Exchange”; each such Upstream Blocker Holder, a “Blocker Holder”; the Upstream Blocker with respect to any Blocker Holder, a “Blocker”; and the Upstream Blocker Securities with respect to such Blocker and Blocker Holder, the “Blocker Securities”). Following the Blocker Contribution and Exchange (but on the Closing Date), in accordance with the California Revised Uniform Limited Liability Company Act (the “CLLCA”), Skydance Merger Sub will merge with and into Skydance (the “Skydance Merger” and, together with the Pre-Closing Paramount Merger and the New Paramount Merger, the “Mergers”), with Skydance surviving the Skydance Merger (the “Surviving Skydance Entity” and, together with the Surviving Company Entity and the Surviving New Paramount Entity, the “Surviving Entities”) and becoming, directly or indirectly, a wholly owned subsidiary of New Paramount. Immediately following the consummation of the Blocker Contribution and Exchange and the Skydance Merger, (a) New Paramount will hold 100% of the Blocker Securities and (b) New Paramount and the Blockers will collectively hold 100% of the membership interests of the Surviving Skydance Entity. The date of the closing of the New Paramount Merger, the Blocker Contribution and Exchange and the Skydance Merger is referred to as the “Closing Date”.

Subject to the terms of the Transaction Agreement, at the effective time of the Pre-Closing Paramount Merger (the “Pre-Closing Paramount Merger Effective Time”), by virtue of the Pre-Closing Paramount Merger and without any action on the part of the Company, New Paramount, Paramount Merger Sub or the holders of any shares of Company Class A common stock, par value $0.001 per share (“Company Class A Common Stock” and each, a “Company Class A Share”) or shares of Company Class B common stock, par value $0.001 per share (“Company Class B Common Stock” (together with Company Class A Common Stock, the “Company Common Stock”) and each, a “Company Class B Share” (together with the Company Class A Shares, the “Company Shares”)):

•

other than any Pre-Closing Paramount Merger Cancelled Shares (as defined below), each Company Class A Share issued and outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time will be converted automatically into the right to receive one (1) share of Class A common stock, par value $0.001 per share, of New Paramount (each such share, a “New Paramount Class A Share” and, collectively, “New Paramount Class A Common Stock”);

•

other than any Pre-Closing Paramount Merger Cancelled Shares, each Company Class B Share issued and outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time will be converted automatically into the right to receive one (1) share of Class B common stock, par value $0.001 per share, of New Paramount (such shares, collectively, the “New Paramount Class B Common Stock”, and each, a “New Paramount Class B Share” and, collectively with the New Paramount Class A Shares, the “New Paramount Shares”);

•

each Company Share that is owned by the Company as treasury stock and each New Paramount Share that is held directly by the Company immediately prior to the Pre-Closing Paramount Merger Effective Time will be cancelled and will cease to exist for no consideration (collectively, the “Pre-Closing Paramount Merger Cancelled Shares”); and

•	each share of capital stock of Paramount Merger Sub outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time will be canceled and cease to exist for no consideration.

At the effective time of the New Paramount Merger (the “New Paramount Merger Effective Time”), by virtue of the New Paramount Merger and without any action on the part of the Company, New Paramount, Paramount Merger Sub II or the holders of any shares of New Paramount Class A Common Stock or shares of New Paramount Class B Common Stock:

•

each New Paramount Share that is held directly or indirectly by Skydance or any wholly owned subsidiary of Skydance (collectively, the “New Paramount Merger Cancelled Shares” and, together with the Pre-Closing Paramount Merger Cancelled Shares, the “Cancelled Shares”) will be cancelled and cease to exist for no consideration;

•

each New Paramount Class A Share that is issued and outstanding immediately prior to the New Paramount Merger Effective Time and held by a Specified Stockholder (as defined in the Transaction Agreement) will remain issued and outstanding as a New Paramount Class A Share (the “Specified Stockholder Class A Merger Consideration”);

•

each New Paramount Class A Share (i) that is issued and outstanding immediately prior to the New Paramount Merger Effective Time, is not held by a Specified Stockholder and is not a Cancelled Share and (ii) with respect to which a cash election has been properly made and not revoked by the holder thereof prior to the New Paramount Merger Effective Time in accordance with the requirements set forth in the Transaction Agreement, will be automatically converted into the right to receive $23.00 per share in cash, without interest (the “Class A Cash Consideration”);

•

each New Paramount Class A Share (i) that is issued and outstanding immediately prior to the New Paramount Merger Effective Time, is not held by a Specified Stockholder and is not a Cancelled Share and (ii) with respect to which (A) a stock election has been properly made and not revoked by the holder thereof prior to the New Paramount Merger Effective Time in accordance with the requirements set forth in the Transaction Agreement or (B) neither a cash or stock election has been made by the holder thereof, will be automatically converted into the right to receive 1.5333 shares of New Paramount Class B Common Stock (the “Class A Stock Consideration” and, together with the Specified Stockholder Class A Merger Consideration and the Class A Cash Consideration, the “New Paramount Class A Merger Consideration”);

•

each New Paramount Class B Share that is issued and outstanding immediately prior to the New Paramount Merger Effective Time and held by a Specified Stockholder or an Equity Investor (as defined herein) will remain issued and outstanding as a New Paramount Class B Share (the “Specified Stockholder Class B Merger Consideration”);

•

each New Paramount Class B Share (i) that is issued and outstanding immediately prior to the New Paramount Merger Effective Time, is not held by a Specified Stockholder or an Equity Investor and is not a Cancelled Share and (ii) with respect to which a cash election has been properly made and not revoked by the holder thereof prior to the New Paramount Merger Effective Time in accordance with the requirements set forth in the Transaction Agreement, will, subject to proration in accordance with the Transaction Agreement as described below, be automatically converted into the right to receive $15.00 in cash, without interest (the “Class B Cash Consideration”);

•

each New Paramount Class B Share (i) that is issued and outstanding immediately prior to the New Paramount Merger Effective Time, is not held by a Specified Stockholder or an Equity Investor and is not a Cancelled Share and (ii) with respect to which (A) a stock election has been properly made and not revoked by the holder thereof prior to the New Paramount Merger Effective Time in accordance with the requirements set forth in the Transaction Agreement or (B) neither a cash or stock election has been made by the holder thereof, will remain issued and outstanding as one (1) New Paramount Class B Share (the “Class B Stock Consideration” and, together with the Specified Stockholder Class B Merger Consideration and the Class B Cash Consideration, the “New Paramount Class B Merger Consideration” and, collectively with the New Paramount Class A Merger Consideration, the “New Paramount Merger Consideration”);

•

all New Paramount Shares that have been converted into the right to receive the New Paramount Merger Consideration (other than those New Paramount Shares that will remain issued and outstanding in connection with the New Paramount Merger as described above) will cease to exist and no longer be outstanding;

•

each holder of a certificate (a “Certificate”) formerly representing any Paramount Shares converted into New Paramount Shares pursuant to the Pre-Closing Paramount Merger and thereafter converted into the right to receive the applicable New Paramount Merger Consideration pursuant to the New Paramount Merger, and each book-entry account formerly representing any uncertificated Paramount Shares converted into New Paramount Shares pursuant to the Pre-Closing Paramount Merger and thereafter converted into the right to receive the applicable New Paramount Merger Consideration pursuant to the New Paramount Merger (“Book-Entry Shares”) will cease to exist and have any rights with respect thereto, except the right to receive the New Paramount Merger Consideration, the Fractional Share Cash Amount (if any) and any unpaid dividends or other distributions in accordance with the Transaction Agreement; and

•	each share of capital stock of Paramount Merger Sub II outstanding immediately prior to the New Paramount Merger Effective Time will be cancelled and cease to exist for no consideration.

The stockholder election for holders of New Paramount Class B Shares will be subject to a proration mechanism, such that the total number of New Paramount Class B Shares to be converted at the New Paramount Merger Effective Time into the right to receive the Class B Cash Consideration will be limited to the amount equal to (x) $4,288,338,180 (the “Class B Cash Cap”) divided by (y) the Class B Cash Consideration (the “Maximum Class B Cash Share Number”). If the Maximum Class B Cash Share Number is met, all other New Paramount Class B Shares (other than Cancelled Shares) will remain issued and outstanding as New Paramount Class B Shares, and the Class B Cash Consideration will be allocated pro rata across all New Paramount Class B Shares electing to receive the Class B Cash Consideration.

Subject to the terms of the Transaction Agreement, at the effective time of the Skydance Merger (the “Skydance Merger Effective Time”), by virtue of the Skydance Merger and without any action on the part of New Paramount, Skydance, Skydance Merger Sub or the holders of any Skydance Membership Units (as defined below), each “Class A Membership Unit”, “Class B Membership Unit” (including any Class B Membership Units designated as “Profits Interest Units”), “Class C Membership Unit”, “Class D Membership Unit” or any other “Profits Interest Unit” of Skydance, as applicable (each as defined in the limited liability company agreement of Skydance (the “Skydance LLC Agreement”)) (the “Skydance Membership Units” and each, a “Skydance Membership Unit”) that is issued and outstanding immediately prior to the Skydance Merger Effective Time (other than any Skydance Membership Unit that is held, directly or indirectly, by New Paramount or Skydance) will be converted automatically into the right to receive the applicable portion of the aggregate number of New Paramount Class B Shares designated as “Skydance Merger Consideration” in the Transaction Agreement. The aggregate number of shares of New Paramount Class B Common Stock that each member of Skydance (a “Skydance Member”) will be entitled to receive will be determined in accordance with the Skydance LLC Agreement and as set forth in the allocation statement to be delivered by Skydance to the Company and New Paramount prior to the Closing Date. Each Skydance Membership Unit that is held, directly or indirectly, by New Paramount or Skydance immediately prior to the Skydance Merger Effective Time will remain as outstanding limited liability company interests in the Surviving Skydance Entity. All of the limited liability company interests of Skydance Merger Sub outstanding immediately prior to the Skydance Effective Time will be converted into an equivalent number of limited liability company interests of the Surviving Skydance Entity with the same rights, powers and privileges as the limited liability company interests so converted. In addition, at the Skydance Merger Effective Time, each award of “Phantom Units” (as defined in the Skydance 2019 Phantom Unit Plan, as amended from time to time) and each award of phantom units issued under the phantom unit plan to be adopted by Skydance Sports, LLC, in each case, that is outstanding immediately prior to the Skydance Merger Effective Time will be canceled and terminated and converted into the right to receive the applicable portion of the Skydance Merger Consideration as set forth in the allocation statement described above, less applicable withholding taxes.

Treatment of Company Equity Awards

In connection with the Mergers, as of the Pre-Closing Paramount Merger Effective Time (i) each stock option to purchase Company Class B Shares (a “Company Option”) that is outstanding and unexercised immediately prior to the Pre-Closing Paramount Merger Effective Time will be assumed by New Paramount and converted into a stock option to purchase an equivalent number of New Paramount Class B Shares, with an exercise price per New Paramount Class B Share equal to the exercise price per share of such Company Option immediately prior to the Pre-Closing Paramount Merger Effective Time, and such converted option will have the same terms (including vesting requirements and any applicable terms relating to accelerated vesting upon qualifying terminations of employment) as those of the corresponding Company Option immediately prior to the Pre-Closing Paramount Merger Effective Time, (ii) each award of restricted stock units relating to Company Class B Common Stock (a “Company RSU Award”) that is outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time will be assumed by New Paramount and converted into an award of restricted stock units covering an equivalent number of New Paramount Class B Shares, with such converted award of restricted stock units having the same terms (including vesting requirements and any applicable terms relating to accelerated vesting upon qualifying terminations of employment) as those of the corresponding Company RSU Award immediately prior to the Pre-Closing Paramount Merger Effective Time, (iii) each award of performance-based restricted stock units relating to Company Class B Common Stock (a “Company PSU Award”) that is outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time will be assumed by New Paramount and converted into an award of restricted stock units covering an equivalent number of New Paramount Class

B Shares (with performance-based vesting conditions for performance periods not completed prior to the Pre-Closing Paramount Merger Effective Time deemed satisfied at target level), with such converted award of restricted stock units having the same terms (including vesting requirements and any applicable terms relating to accelerated vesting upon qualifying terminations of employment, except that such converted award of restricted stock units will no longer be subject to performance-based vesting conditions) as those of the corresponding Company PSU Award immediately prior to the Pre-Closing Paramount Merger Effective Time, and (iv) each notional investment unit relating to Company Class B Common Stock subject to a Company deferred compensation plan (a “Company Notional Unit”) that is outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time will be converted into a notional unit relating to an equivalent number of New Paramount Class B Shares, with such converted notional unit having the same terms (including timing and form of payment) as those of the corresponding Company Notional Unit immediately prior to the Pre-Closing Paramount Merger Effective Time.

Delivery of Stockholder Written Consent

Following their receipt of the final form of the Transaction Agreement and approval of the Transactions and the Transaction Agreement by the Company Board, but prior to the execution of the Transaction Agreement, National Amusements, Inc., NAI Entertainment Holdings LLC and SPV-NAIEH LLC (the “Specified NAI Entities”), which collectively held approximately 77% of the voting power of the outstanding Company Class A Common Stock as of the record date for determining stockholders entitled to act in favor of adopting the Transaction Agreement, executed and delivered to the Company a written consent (the “Written Consent”) approving and adopting the Transaction Agreement and, to the extent the consent of the Company’s stockholders is required therefor, the Transactions, including the Mergers (the “Company Stockholder Approval”), which Written Consent became effective immediately following the execution of the Transaction Agreement by all of the parties thereto. As a result of the execution and delivery of the Written Consent and the effectiveness thereof, the holders of at least a majority of the outstanding shares of Company Common Stock with the right to vote thereon have adopted and approved the Transaction Agreement. The delivery of the Written Consent constituted the necessary approval of the Company’s stockholders for the Transactions.

Closing Conditions

Completion of the Mergers is subject to certain closing conditions, including (i) (a) New Paramount’s registration statement on Form S-4 pursuant to which shares of New Paramount Class B Common Stock issuable in connection with the Transactions will be registered with the U.S. Securities and Exchange Commission (the “SEC”) (the “Registration Statement”) having become effective in accordance with the provisions of the Securities Act of 1933 (the “Securities Act”), (b) no stop order suspending the effectiveness of the Registration Statement having been issued and remaining in effect, and (c) no Legal Proceedings (as defined in the Transaction Agreement) having been commenced or threatened in writing by the SEC, unless subsequently withdrawn, (ii) (a) no injunction or similar order by any governmental authority having jurisdiction over any party or any of its subsidiaries (whether temporary, preliminary or permanent) having been issued that prohibits the consummation of the Mergers or that would impose a material adverse effect on New Paramount and its subsidiaries, taken as a whole after giving effect to the Mergers, shall continue to be in effect; and (b) no law having been enacted, entered, promulgated, enforced, or deemed applicable by any governmental authority having jurisdiction over any party or any of its subsidiaries that has the effect of making the Mergers illegal or otherwise prohibiting consummation of the Mergers or imposing a material adverse effect on New Paramount and its subsidiaries, taken as a whole after giving effect to the Mergers, (iii) (a) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (b) the clearance and obtainment of the applicable approvals under certain specified antitrust laws, foreign direct investment laws, and communications laws (together with (a), the “Requisite Regulatory Approvals”), (iv) all Requisite

Regulatory Approvals will be in full force and effect and will not, individually or in the aggregate, impose, or require the acceptance of, a material adverse effect on New Paramount and its subsidiaries, taken as a whole after giving effect to the Mergers, (v) shares of New Paramount Class B Common Stock issuable pursuant to the New Paramount Merger and the Skydance Merger having been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and authorized for listing on the Nasdaq Stock Market LLC or any successor thereto (“Nasdaq”), subject to official notice of issuance, (vi) the information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Written Consent and the Transactions and a prospectus to be sent to the stockholders of the Company (the “Information Statement”) having been mailed to Company stockholders and at least 20 calendar days having elapsed from the date of completion of such mailing for purposes of Rule 14e-2 of the Exchange Act, (vii) the NAI Transaction (as defined below) and the PIPE Transaction (as defined below) each having been consummated, (viii) the accuracy of the other party’s representations and warranties, subject to certain customary materiality standards set forth in the Transaction Agreement and the delivery by each of Skydance and Paramount to the other party of a certificate certifying the same, (ix) compliance by each party, in all material respects, with its applicable obligations under the Transaction Agreement, (x) no Skydance Material Adverse Effect (as defined in the Transaction Agreement) or Paramount Material Adverse Effect (as defined in the Transaction Agreement) having occurred since the date of the Transaction Agreement and being continuing as of the Skydance Merger Effective Time, (xi) receipt by the Company of a tax opinion from its tax counsel and (xii) the delivery by each of Skydance and Paramount to the other party of duly executed counterparts to each of the ancillary agreements to which it is a party. The completion of the Mergers is not subject to any financing condition.

Go-Shop

Subject to extension with respect to Excluded Parties (as defined in the Transaction Agreement), until 11:59 p.m., New York City Time, on August 21, 2024 (the “No-Shop Period Start Date”), the Company Special Committee and its representatives (or the Company and its subsidiaries and their respective representatives, acting at the direction of the Company Special Committee) have the right to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or encourage, facilitate or assist, any alternative acquisition proposal and any proposal, inquiry or offer that could be reasonably expected to lead to, result in or constitute an alternative acquisition proposal, (ii) subject to the entry into, and solely in accordance with, an Acceptable Confidentiality Agreement (as defined in the Transaction Agreement), provide information (including non-public information and data) relating to the Company or any of its subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or its subsidiaries to any person and its representatives, in any such case with the intent to induce the making, submission or announcement of an alternative acquisition proposal (or inquiries, proposals, or offers or other efforts that could lead to any alternative acquisition proposals) and (iii) engage in, enter into, continue or otherwise participate in, any discussions or negotiations with any persons and their respective representatives with respect to any alternative acquisition proposals (or inquiries, proposals or offers or other efforts that could lead to any alternative acquisition proposals), and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any alternative acquisition proposals.

If the Company is engaged in the aforementioned activities with any third parties that contacted the Company and made an alternative acquisition proposal during the go-shop period that the Company Special Committee has determined in good faith is or would reasonably be expected to lead to a Superior Proposal (as defined in the Transaction Agreement), then the Company may, prior to the No-Shop Period Start Date, extend the go-shop period and the No-Shop Period Start Date until September 5, 2024, in order to continue to engage in such activities with such third parties upon written notice to Skydance in accordance with the terms of the Transaction Agreement.

No Solicitation

The Transaction Agreement provides that, commencing on the No-Shop Period Start Date (as may be extended in accordance with the Transaction Agreement), each of Paramount and Skydance will be subject to certain restrictions on their ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties, to engage in discussions with third parties regarding alternative acquisition proposals and to enter into any agreement constituting an Acquisition Proposal (as defined in the Transaction Agreement).

Termination

The Transaction Agreement contains termination rights for the Company and Skydance, including among others:

•

by either the Company (acting with the prior approval of the Company Special Committee) or Skydance (i) if any of the Subscription Agreements (as defined below) or the NAI Stock Purchase Agreement (as defined below) is terminated in accordance with their respective terms; (ii) if the consummation of the Transactions does not occur before April 7, 2025, subject to two automatic extensions of ninety (90) days each if on such date all of the closing conditions except those relating to regulatory approvals have been satisfied or waived; (iii) if a governmental authority having jurisdiction over Skydance or Paramount has issued any law permanently restraining, enjoining or otherwise prohibiting the Mergers and such law becomes final and non-appealable; or (iv) if the other party breaches its representations, warranties or covenants in the Transaction Agreement in a manner that would result in a failure of an applicable closing condition, subject in certain cases to the right of the breaching party to cure the breach; or

•

by the Company (acting with the prior approval of the Company Special Committee), prior to the No-Shop Period Start Date, to enter into a definitive agreement with respect to a Superior Proposal, subject to complying with certain requirements including the payment to Skydance of the Termination Fee (as defined below).

In the event of a termination of the Transaction Agreement under certain specified circumstances, including in connection with the Company’s entry into a Superior Proposal, the Company will be required to pay Skydance a termination fee in the amount of $400,000,000 (the “Termination Fee”).

Other Terms of the Transaction Agreement

The parties have made customary representations, warranties and covenants in the Transaction Agreement, including relating to (i) the conduct of each of the Company’s and Skydance’s respective businesses between the date of the signing of the Transaction Agreement and the consummation of the Transactions, (ii) the efforts of the parties to cause the Transactions to be completed and (iii) the preparation and filing of the Registration Statement with the SEC in connection with the Transactions.

The foregoing summary of the Transaction Agreement and the Transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Transaction Agreement attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Transaction Agreement has been attached as an exhibit hereto to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, New Paramount, Skydance, any Merger Sub, the Upstream Blocker Holders, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Transactions. The representations, warranties and covenants contained in the Transaction Agreement were made only for purposes of the Transaction Agreement as of the specific dates therein, were solely for the benefit of the parties to the Transaction Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time and investors should not rely on them as statements of fact. The Transaction Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Transaction Agreement and the transactions contemplated thereby, the Company, Skydance, each Merger Sub, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement that the Company will file, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that the Company will make, with the SEC.

Voting Agreement

Concurrently with the execution of the Transaction Agreement, the Company and Skydance entered into a voting agreement (the “Voting Agreement”) with the Specified Stockholders, pursuant to which the Specified Stockholders have agreed to vote (or cause to be voted) all of the shares of Company Common Stock held by them in favor of certain matters set forth in the Voting Agreement.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement attached hereto as Exhibit 10.1 and incorporated herein by reference.

Subscription Agreements

Concurrently with the execution of the Transaction Agreement, certain affiliates of investors of Skydance (collectively, the “Equity Investors”) entered into subscription agreements (collectively, the “Subscription Agreements”) providing for a private placement investment in an aggregate amount of up to $6.0 billion (the “PIPE Investment”) in exchange for receiving (i) up to an aggregate amount of 400,000,000 shares of New Paramount Class B Common Stock, subject to ratable reduction in accordance with the terms of the Subscription Agreements, for a purchase price of $15.00 per share, less an aggregate subscription discount price of 1.875% of the Equity Investor’s Pro Rata Share of the Balance Sheet Amount (each as defined in the Subscription Agreement) and (ii) an aggregate number of 200,000,000 warrants to subscribe for one share of New Paramount Class B Common Stock at an initial exercise price of $30.50 per share, subject to customary anti-dilution adjustments, and with an expiration date that is five years from the date of issuance of such warrant, in each case, pursuant to the terms of the Subscription Agreements, to be consummated immediately prior to the consummation of the New Paramount Merger. The closing of the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, the substantially concurrent consummation of the Mergers. Subject to the terms of the Transaction Agreement, New Paramount will grant certain customary registration rights to the Equity Investors in connection with the closing of the Mergers.

The foregoing summary of the Subscription Agreements and the PIPE Investment contemplated thereby does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the form of Subscription Agreement attached hereto as Exhibit 2.2 and incorporated herein by reference.

Equity Commitment Letters and Limited Guarantees

Concurrently with the execution of the Subscription Agreements, pursuant to equity commitment letters, certain affiliates of investors of Skydance, including certain entities controlled by the Ellisons and affiliates of RedBird Capital Partners, have agreed to provide equity financing commitments in an aggregate amount of their pro rata share of the PIPE Investment to fund certain of the Transactions and to support strategic initiatives. In addition, pursuant to limited guarantees in favor of the Company, affiliates of certain of the Equity Investors, including certain entities controlled by the Ellisons and affiliates of RedBird Capital Partners, have agreed to guarantee monetary damages that may be owed under the applicable Subscription Agreement pursuant to and in accordance with the terms and conditions of such Subscription Agreement.

NAI Transaction

In connection with the execution of the Transaction Agreement, certain of the Equity Investors have entered into a purchase and sale agreement with NAI and the shareholders of NAI, pursuant to which such Equity Investors have agreed to purchase all of the outstanding equity interests of NAI from such shareholders (the “NAI Transaction”). The closing of the NAI Transaction is conditioned upon, among other things, the concurrent consummation of the Mergers.

Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Description of Exhibit

2.1*	Transaction Agreement, dated as of July 7, 2024, by and among Skydance Media, LLC, Paramount Global, New Pluto Global, Inc., Pluto Merger Sub, Inc., Pluto Merger Sub II, Inc., Sparrow Merger Sub, LLC and the Upstream Blocker Holders signatory thereto.

2.2	Form of Subscription Agreement, dated as of July 7, 2024, by and among Paramount Global, New Pluto Global, Inc. and the Subscriber signatory thereto.

10.1*	Voting Agreement, dated as of July 7, 2024, by and among the parties listed therein.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules (or similar attachments) upon request by the SEC.

Important Information About the Transactions and Where To Find It

In connection with the proposed transactions involving Paramount, Skydance and NAI (the “Transactions”), Paramount will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include an information statement on Schedule 14C and that will also constitute a prospectus of Paramount. Paramount may also file other documents with the SEC regarding the Transactions.

This document is not a substitute for the information statement/prospectus or registration statement or any other document that Paramount may file with the SEC. INVESTORS AND SECURITY HOLDERS OF PARAMOUNT ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE INFORMATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the information statement/prospectus, and other documents filed with the SEC by Paramount through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Paramount (+1-646-824-5450; jaime.morris@paramount.com).

Cautionary Notes on Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to our future results, performance and achievements. All statements that are not statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect our current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements.

Important risk factors that may cause such a difference include, but are not limited to: (i) that the Transactions may not be completed on anticipated terms and timing (or at all), (ii) that a condition to closing of the Transactions may not be satisfied, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) that the anticipated tax treatment of the Transactions may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the Transactions, (v) potential litigation relating to the Transactions that could be instituted against Paramount or its directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions, (vii) any negative effects of the announcement, pendency or consummation of the Transactions on the market price of Paramount’s common stock and on Paramount’s or Skydance’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the Transactions, (ix) the risks and costs associated with the integration of, and the ability of Paramount and Skydance to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the Transactions will harm Paramount’s business, including current plans and operations or by diverting management’s attention Paramount’s ongoing business operations, (xi) the ability of Paramount to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in Paramount’s most recent annual report on Form 10-K and quarterly report on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors. There may be additional risks, uncertainties and factors that we do not currently view as material or that are not necessarily known.

These risks, as well as other risks associated with the Transactions, will be more fully discussed in the information statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Paramount’s consolidated financial condition, results of operations, credit rating or liquidity. The forward-looking statements included in this communication are made only as of the date of this communication, and we do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARAMOUNT GLOBAL

By:	/s/ Caryn K. Groce
	Name:	Caryn K. Groce
	Title:	Executive Vice President, Acting General Counsel and Secretary

Date: July 11, 2024

Exhibit 2.1

EXECUTION VERSION

TRANSACTION AGREEMENT

by and among:

SKYDANCE MEDIA, LLC,

PARAMOUNT GLOBAL,

NEW PLUTO GLOBAL, INC.,

PLUTO MERGER SUB, INC.,

PLUTO MERGER SUB II, INC.,

SPARROW MERGER SUB, LLC

and

THE UPSTREAM BLOCKER HOLDERS

Dated as of July 7, 2024

i

(cont’d)

(cont’d)

(cont’d)

EXHIBIT

Exhibit A	Certain Definitions	A
Exhibit B-1	Form of Certificate of Incorporation of Surviving Paramount Entity	B-1
Exhibit B-2	Form of Bylaws of Surviving Paramount Entity	B-2
Exhibit C	Form of Operating Agreement of Surviving Skydance Entity	C
Exhibit D	Registration Rights Term Sheet	D
Exhibit E	Form of Paramount Written Consent	E
Exhibit F	Form of Voting Agreement	F
Exhibit G	Governance Term Sheet	G

SCHEDULE

Schedule 1.1	Blocker Securities

v

TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT is made and entered into as of July 7, 2024, by and among: Skydance Media, LLC, a California limited liability company (“Skydance”); Paramount Global, a Delaware corporation (“Paramount”); New Pluto Global, Inc., a Delaware corporation and a wholly owned, direct Subsidiary of Paramount (“New Paramount”); Pluto Merger Sub, Inc., a Delaware corporation and a wholly owned, direct Subsidiary of New Paramount (“Paramount Merger Sub”); Pluto Merger Sub II, Inc., a Delaware corporation and a wholly owned, direct Subsidiary of New Paramount (“Paramount Merger Sub II”); Skydance Merger Sub, LLC, a California limited liability company and a wholly owned, direct Subsidiary of New Paramount (“Skydance Merger Sub” and, together with Paramount Merger Sub and Paramount Merger Sub II, the “Merger Subs”); and the Upstream Blocker Holders signatory hereto (the “Upstream Blocker Holders”) (solely with respect to Sections 1.1(a), 1.1(c), 1.1(d), 1.2, 2.1(c), 2.1(d), 2.1(f), 2.1(g), 2.3, 7.1, 7.2, 7.5, 7.6, 7.10, 7.13, 7.16, 7.17, 8.1, 8.2, 8.3 and 9.2, 9.3(c), 9.3(d) and Articles III, IV, V and X). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, Paramount has organized New Paramount, and New Paramount has organized Paramount Merger Sub, Paramount Merger Sub II and Skydance Merger Sub, for the purpose of facilitating the strategic combination of Paramount and Skydance;

WHEREAS, the Upstream Blocker Holders collectively hold 100% of the issued and outstanding equity interests of the Upstream Blockers (collectively, the “Upstream Blocker Securities”);

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, on the day immediately prior to the Closing Date, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Paramount Merger Sub shall merge with and into Paramount (the “Pre-Closing Paramount Merger”), with Paramount surviving the Pre-Closing Paramount Merger (the “Surviving Paramount Entity”) and becoming a wholly owned, direct Subsidiary of New Paramount;

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, on the Closing Date, (a) in accordance with the DGCL, Paramount Merger Sub II shall merge with and into New Paramount (the “New Paramount Merger”), with New Paramount surviving the New Paramount Merger (the “Surviving New Paramount Entity”), (b) following the New Paramount Merger, each Upstream Blocker Holder shall transfer all of the Upstream Blocker Securities held by such Upstream Blocker Holder to New Paramount, and New Paramount shall acquire all of the Upstream Blocker Securities held by such Upstream Blocker Holder in exchange for New Paramount Class B Common Stock (the “Blocker Contribution and Exchange”, each such Upstream Blocker Holder, a “Blocker Holder” (provided, for the avoidance of doubt, “Blocker Holder” shall not include any Non-Participating Blocker Holder), the Upstream Blocker with respect to any Blocker Holder, a “Blocker”, and the Upstream Blocker Securities with respect to such Blocker and Blocker Holder, the “Blocker Securities”), and (c) following the Blocker Contribution and Exchange, in accordance with the California Revised Uniform Limited Liability

Company Act (the “CLLCA”), Skydance Merger Sub shall merge with and into Skydance (the “Skydance Merger” and, together with the Pre-Closing Paramount Merger and the New Paramount Merger, the “Mergers”), with Skydance surviving the Skydance Merger (the “Surviving Skydance Entity” and, together with the Surviving Paramount Entity and the Surviving New Paramount Entity, the “Surviving Entities”) and becoming, directly or indirectly, a wholly owned Subsidiary of New Paramount;

WHEREAS, immediately following the consummation of the Blocker Contribution and Exchange and the Skydance Merger, (i) New Paramount will hold 100% of the Blocker Securities and (ii) New Paramount and the Blockers will collectively hold 100% of the membership interests of the Surviving Skydance Entity;

WHEREAS, concurrently with the execution and delivery of this Agreement, Paramount and the Specified Stockholders have entered into a Voting and Support Agreement in the form attached hereto as Exhibit F (the “Voting Agreement”), pursuant to which, among other things, the Specified Stockholders are agreeing to vote the Paramount Shares owned by them in favor of certain matters as set forth in the Voting Agreement;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, certain investors (collectively, the “Equity Investors”) have entered into subscription agreements (the “Subscription Agreements”) providing for a private placement investment in New Paramount Class B Common Stock in an aggregate amount of up to $6,000,000,000 and warrants to subscribe for shares of New Paramount Class B Common Stock, to be consummated immediately prior to the consummation of the New Paramount Merger (the “PIPE Transaction”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, certain of the Equity Investors have entered into a purchase and sale agreement (the “NAI Stock Purchase Agreement”) with NAI and the NAI Shareholders to purchase all of the outstanding equity interests of NAI from the NAI Shareholders (the “NAI Transaction”);

WHEREAS, for U.S. federal income Tax purposes (and, as applicable, state and local income Tax purposes), it is intended that (a) the Skydance Merger shall be treated as the acquisition by New Paramount of partnership interests of Skydance in exchange for New Paramount interests and (b) the Mergers, the PIPE Transaction and the Blocker Contribution and Exchange, taken together, qualify as an exchange described in Section 351 of the Code (collectively, the “Intended Tax Treatment”);

WHEREAS, the board of directors of Paramount (the “Paramount Board”) established a special committee of the Paramount Board consisting of independent and disinterested directors (the “Paramount Special Committee”) to, among other things, review, evaluate and negotiate this Agreement and the Transactions and, if the Paramount Special Committee deems appropriate, recommend that the Paramount Board approves the execution and delivery of this Agreement by Paramount;

WHEREAS, the Paramount Special Committee has (a) determined that this Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of Paramount and its Public Stockholders and (b)

recommended that the Paramount Board (i) approve this Agreement and the Transactions, including the Mergers, and (ii) recommend adoption and approval of this Agreement and the Transactions, including the Mergers, to the stockholders of Paramount (such recommendation, the “Paramount Special Committee Recommendation”);

WHEREAS, the Paramount Board has, acting upon the Paramount Special Committee Recommendation, (a) determined that this Agreement and the Transactions are advisable and in the best interests of Paramount and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, (c) authorized and approved the execution, delivery and performance by Paramount of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and (d) recommended the adoption of this Agreement by the stockholders of Paramount (the “Paramount Board Recommendation”);

WHEREAS, the board of directors of each of New Paramount (the “New Paramount Board”), Paramount Merger Sub (the “Paramount Merger Sub Board”) and Paramount Merger Sub II (the “Paramount Merger Sub II Board”) has (a) determined that this Agreement and the Transactions are advisable and in the best interests of such Person and its sole stockholder, (b) approved and declared advisable this Agreement and the Transactions, (c) authorized and approved the execution, delivery and performance by such Person of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and (d) recommended the adoption of this Agreement by such Person’s sole stockholder;

WHEREAS, the sole member of Skydance Merger Sub has (a) determined that this Agreement and the Transactions are advisable and in the best interests of Skydance Merger Sub and its member, (b) approved and declared advisable this Agreement and the Transactions and (c) approved the execution, delivery and performance by Skydance Merger Sub of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, the executive board of directors of Skydance (the “Skydance Board”) has (a) determined that this Agreement and the Transactions are advisable and in the best interests of Skydance and its members (each, a “Skydance Member”), (b) approved and declared advisable this Agreement and the Transactions and (c) approved the execution, delivery and performance by Skydance of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, the requisite Skydance Members have, in accordance with the terms of the Skydance LLC Agreement, (a) determined that this Agreement and the Transactions are advisable and in the best interests of Skydance and the Skydance Members, (b) approved and declared advisable this Agreement and the Transactions and (c) approved the execution, delivery and performance by Skydance of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of managers or general partner, as applicable, of each Blocker Holder has (a) determined that this Agreement and the Transactions are advisable and in the best interests of such Person and its members or partners, as applicable, (b) approved and declared advisable this Agreement and the Transactions and (c) authorized and approved the execution, delivery and performance by such Person of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants, and agreements specified in this Agreement in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CONTRIBUTION OF BLOCKER SECURITIES; THE MERGERS

Section 1.1 Contribution of Blocker Securities; The Mergers.

(a) Contribution of Blocker Securities.

(i) On the terms and subject to the conditions set forth in this Agreement, following the New Paramount Merger Effective Time and immediately prior to the Skydance Merger Effective Time, each Blocker Holder shall convey, assign, transfer and deliver, severally and not jointly, to New Paramount, and New Paramount shall acquire and accept from each Blocker Holder, the number or percent, as applicable, of equity interests of each Blocker set forth across from such Blocker Holder’s name on Schedule 1.1 of this Agreement, which collectively constitute all of the outstanding Blocker Securities and 100% of the issued and outstanding equity interests of the Blockers, free and clear of all Encumbrances (other than any restrictions on transfer imposed under applicable securities Laws or Encumbrances created by or resulting from actions of New Paramount).

(ii) At the Closing and prior to the Skydance Merger, each Blocker Holder shall deliver to New Paramount stock certificates, to the extent such Blocker Securities are certificated, endorsed in blank or accompanied by duly executed assignment documents, or affidavit(s) of loss in lieu thereof or evidence of book entry delivery reasonably satisfactory to New Paramount, representing all of the Blocker Securities held by such Blocker Holder. In exchange for the conveyance, assignment, transfer and delivery of the Blocker Securities to New Paramount at the Closing, each Blocker Holder shall be entitled to receive its respective portion of the Skydance Merger Consideration in accordance with Section 2.3, determined in accordance with the Skydance LLC Agreement. The aggregate number of shares of New Paramount Class B Common Stock that each Blocker Holder shall be entitled to receive pursuant to this Section 1.1(a)(ii) shall be set forth in the Allocation Statement.

(b) The Mergers. At the Pre-Closing Paramount Merger Effective Time, on the terms and subject to the conditions set forth in this Agreement, Paramount Merger Sub shall be merged with and into Paramount in accordance with the DGCL, whereupon the separate corporate existence of Paramount Merger Sub shall cease and Paramount shall continue as the surviving corporation in the Pre-Closing Paramount Merger. At the New Paramount Merger Effective Time, on the terms and subject to the conditions set forth in this Agreement, Paramount Merger Sub II shall be merged with and into New Paramount in accordance with the DGCL, whereupon the separate corporate existence of Paramount Merger Sub II shall cease and New Paramount shall continue as the surviving corporation in the New Paramount Merger. At the Skydance Merger Effective Time, on the terms and subject to the conditions set forth in this Agreement, Skydance Merger Sub shall be merged with and into Skydance in accordance with the CLLCA, whereupon the separate existence of Skydance Merger Sub shall cease and Skydance shall continue as the surviving entity in the Skydance Merger. As a result of the Mergers, (i) at the Pre-Closing Paramount Merger Effective Time, the Surviving Paramount Entity shall become a wholly owned, direct Subsidiary of New Paramount, and (ii) at the Skydance Merger Effective Time, the Surviving Skydance Entity shall become, directly or indirectly, a wholly owned Subsidiary of New Paramount.

(c) Skydance Consideration. The aggregate consideration to which the Blocker Holders, the Skydance Members, the holders of awards of Skydance Profits Interest Units, Skydance Phantom Units and Skydance Sports Phantom Units and any other holders of equity interests of Skydance or any of its Subsidiaries shall be entitled to receive pursuant to this Agreement shall be, taking all such Persons together, equal to the Skydance Merger Consideration, which consideration shall be allocated in accordance with this Agreement and the Skydance LLC Agreement as set forth in the Allocation Statement.

(d) Closing Sequencing. The Blocker Contribution and Exchange and each Merger shall each constitute a separate transaction hereunder (except for purposes of the Intended Tax Treatment). Paramount and Paramount Merger Sub shall consummate the Pre-Closing Paramount Merger on the day immediately prior to the Closing Date. At the Closing, the Parties shall consummate (i) the New Paramount Merger immediately following the consummation of the PIPE Transaction and the NAI Transaction and immediately prior to the Blocker Contribution and Exchange, and the Blocker Contribution and Exchange shall not be consummated unless and until the New Paramount Merger is consummated, (ii) the Blocker Contribution and Exchange immediately prior to the Skydance Merger, and the Skydance Merger shall not be consummated unless and until the Blocker Contribution and Exchange has been consummated, and (iii) the Skydance Merger immediately following the consummation of the Blocker Contribution and Exchange. The NAI Transaction shall occur substantially contemporaneously with the PIPE Transaction.

Section 1.2 Closing. The closing of the New Paramount Merger, the Blocker Contribution and Exchange and the Skydance Merger (the “Closing”) shall take place (a) remotely by electronic exchange of executed documents, commencing at 8:30 a.m., New York City time, on the date that is five (5) Business Days after the date on which all conditions set forth in Article VIII shall have been satisfied or, to the extent permitted by Law, waived (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver thereof at or prior to the Closing) or (b) at such other place, time and date as Paramount and Skydance may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 1.3 Effective Time. Subject to the provisions of this Agreement:

(a) On the day immediately prior to the Closing Date, Paramount and Paramount Merger Sub shall file a certificate of merger relating to the Pre-Closing Paramount

Merger (the “Pre-Closing Paramount Merger Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL and make all other filings or recordings required by the DGCL (if any). The Pre-Closing Paramount Merger shall become effective at 11:59 p.m., New York City time, on the day immediately prior to the Closing Date or at such other time as may be agreed by Paramount and Skydance and specified in the Pre-Closing Paramount Merger Certificate of Merger in accordance with the DGCL; provided that such other time shall in any event be prior to the New Paramount Merger Effective Time (the effective time of the Pre-Closing Paramount Merger being referred to as the “Pre-Closing Paramount Merger Effective Time”).

(b) At the Closing, New Paramount and Paramount Merger Sub II shall file a certificate of merger relating to the New Paramount Merger (the “New Paramount Merger Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL and make all other filings or recordings required by the DGCL (if any). The New Paramount Merger shall become effective at such time as the New Paramount Merger Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as may be agreed by Paramount and Skydance and specified in the New Paramount Merger Certificate of Merger in accordance with the DGCL; provided that such other time shall in any event be after the Pre-Closing Paramount Merger Effective Time and the consummation of the PIPE Transaction and prior to the consummation of the Blocker Contribution and Exchange (the effective time of the New Paramount Merger being referred to as the “New Paramount Merger Effective Time”).

(c) At the Closing, Skydance and Skydance Merger Sub shall file a certificate of merger relating to the Skydance Merger (the “Skydance Merger Certificate of Merger” and, together with the Pre-Closing Paramount Merger Certificate of Merger and the New Paramount Merger Certificate of Merger, the “Certificates of Merger”) with the California Secretary of State in accordance with the provisions of the CLLCA and make all other filings or recordings required by the CLLCA (if any). The Skydance Merger shall become effective at such time as the Skydance Merger Certificate of Merger is duly filed with the California Secretary of State or at such other time as may be agreed by Paramount and Skydance and specified in the Skydance Merger Certificate of Merger in accordance with the CLLCA; provided that such other time shall in any event be after the consummation of the Blocker Contribution and Exchange (the effective time of the Skydance Merger being referred to as the “Skydance Merger Effective Time”).

Section 1.4 Effects of the Mergers. The Pre-Closing Paramount Merger and the New Paramount Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. The Skydance Merger shall have the effects set forth in this Agreement and the applicable provisions of the CLLCA. From and after the applicable Effective Time, (a) the Surviving Paramount Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Paramount and Paramount Merger Sub, as provided under the DGCL, (b) the Surviving New Paramount Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of New Paramount and Paramount Merger Sub II, as provided under the DGCL, and (c) the Surviving Skydance Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Skydance and Skydance Merger Sub, as provided under the CLLCA.

Section 1.5 Organizational Documents of the Surviving Entities.

(a) Surviving Paramount Entity Certificate of Incorporation and Bylaws. The Parties shall take all necessary action such that at the Pre-Closing Paramount Merger Effective Time (i) the certificate of incorporation of the Surviving Paramount Entity shall be amended and restated in its entirety to be in the form of the certificate of incorporation of Paramount Merger Sub as in effect immediately prior to the Pre-Closing Paramount Merger Effective Time (except that references to the name of Paramount Merger Sub shall be replaced by references to the name of the Surviving Paramount Entity) until, subject to Section 7.4, thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation, and (ii) the bylaws of the Surviving Paramount Entity shall be amended and restated in their entirety to be in the form of the bylaws of Paramount Merger Sub as in effect immediately prior to the Pre-Closing Paramount Merger Effective Time (except that references to the name of Paramount Merger Sub shall be replaced by references to the name of the Surviving Paramount Entity) until, subject to Section 7.4, thereafter amended in accordance with the applicable provisions of the DGCL and such bylaws.

(b) Surviving New Paramount Entity Certificate of Incorporation and Bylaws. The Parties shall take all necessary action such that at the New Paramount Merger Effective Time the certificate of incorporation of the Surviving New Paramount Entity shall be amended and restated to conform to Exhibit B-1 and, as so amended and restated, shall be the certificate of incorporation of the Surviving New Paramount Entity, until, subject to Section 7.4, thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation (as amended, modified or supplemented from time to time following the Closing, the “Surviving New Paramount Entity Charter”). The Parties shall take all necessary action such that at the New Paramount Merger Effective Time the bylaws of the Surviving New Paramount Entity shall be amended and restated to conform to Exhibit B-2 and such bylaws shall be the bylaws of the Surviving New Paramount Entity until, subject to Section 7.4, thereafter amended in accordance with the applicable provisions of the DGCL, the Surviving New Paramount Entity Charter and such bylaws (as amended, modified or supplemented from time to time following the Closing, the “Surviving New Paramount Entity Bylaws”, and, together with the Surviving New Paramount Entity Charter, the “Surviving New Paramount Entity Organizational Documents”).

(c) Surviving Skydance Entity Articles of Organization and Operating Agreement. The Parties shall take all necessary action such that at the Skydance Merger Effective Time the articles of organization of Skydance as in effect immediately prior to the Skydance Merger Effective Time shall be the articles of organization of the Surviving Skydance Entity, and such articles of organization shall be the articles of organization of the Surviving Skydance Entity until, subject to Section 7.4, thereafter amended in accordance with the applicable provisions of the CLLCA and such articles of organization. At the Skydance Merger Effective Time, the operating agreement of the Surviving Skydance Entity shall be amended and restated to conform to Exhibit C and, as so amended and restated, shall be the operating agreement of the Surviving Skydance Entity until, subject to Section 7.4, thereafter amended in accordance with the applicable provisions of the CLLCA and such operating agreement.

Section 1.6 Certain Governance Matters.

(a) Directors and Officers of the Surviving Paramount Entity. The Parties shall take all necessary action such that (i) the directors of Paramount Merger Sub as of immediately prior to the Pre-Closing Paramount Merger Effective Time shall become the only directors of the Surviving Paramount Entity as of immediately after the Pre-Closing Paramount Merger Effective Time and (ii) the officers of Paramount Merger Sub as of immediately prior to the Pre-Closing Paramount Merger Effective Time shall be the initial officers of the Surviving Paramount Entity as of immediately after the Pre-Closing Paramount Merger Effective Time, and such directors and officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, as applicable, in accordance with the organizational documents of the Surviving Paramount Entity and applicable Law.

(b) Managers and Officers of the Surviving Skydance Entity. The Parties shall take all necessary action such that (i) the managers of Skydance as of immediately prior to the Skydance Merger Effective Time shall become the only managers of the Surviving Skydance Entity as of immediately after the Skydance Merger Effective Time and (ii) the officers of Skydance as of immediately prior to the Skydance Merger Effective Time shall be the initial officers of the Surviving Skydance Entity as of immediately after the Skydance Merger Effective Time, and such managers and officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, as applicable, in accordance with the organizational documents of the Surviving Skydance Entity and applicable Law.

(c) Governance Term Sheet. Prior to the Closing, the Parties shall take all necessary action to implement the terms set forth in the Governance Term Sheet attached hereto as Exhibit G. Without limiting the foregoing, the Parties shall take all necessary action to (i) terminate that certain Governance Agreement, dated as of August 13, 2019, by and among Paramount, NAI and the other parties thereto, effective as of immediately prior to the New Paramount Merger Effective Time, and (ii) cause, effective as of immediately following the New Paramount Merger Effective Time, (A) the board of directors of the Surviving New Paramount Entity (the “Surviving New Paramount Entity Board”) to consist of up to thirteen (13) members, as designated by Skydance in writing at least three (3) Business Days prior to the Closing; (B) David Ellison to be elected as the chair of the Surviving New Paramount Entity Board and the individual identified by Skydance in writing at least three (3) Business Days prior to the Closing to be elected as the vice chair of the Surviving New Paramount Entity Board; and (C) the initial officers of the Surviving New Paramount Entity to be those individuals designated by Skydance in writing at least three (3) Business Days prior to the Closing (who shall include David Ellison as Chief Executive Officer), in the case of each of clauses (A)-(C), until otherwise determined in accordance with the Surviving New Paramount Entity Organizational Documents.

Section 1.7 Withholding. Notwithstanding any other provision in this Agreement, Paramount, Skydance, New Paramount and each of their Affiliates, Representatives and any other Person making payments on behalf of any of them shall be entitled to deduct and withhold from any consideration or other amounts otherwise payable or deliverable in connection with this Agreement any amounts that are required to be deducted or withheld and paid over to the applicable Taxing Authority under the Code, or any other applicable Law. Subject to applicable Law, and without limiting the foregoing, an applicable payor may retain a portion of the New

Paramount Merger Consideration or the Skydance Merger Consideration (as applicable) otherwise payable to any payee pursuant to this Agreement and sell such retained consideration on behalf of such payee in order to make any deduction or withholding that is required to be made under applicable Law with respect to amounts payable to such payee; provided that, in the case of a payee entitled to New Paramount Merger Consideration, the applicable payor shall only do so to the extent any required deduction or withholding cannot be satisfied by deducting or withholding from the cash portion (if any) of the New Paramount Merger Consideration payable to such payee. To the extent that amounts are so deducted or withheld and paid over to the applicable Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Paramount, Skydance, New Paramount and each of their Affiliates, Representatives and any other Person making payments on behalf of any of them, as the case may be, shall use reasonable best efforts to provide or cause to be provided notice to any Person with respect to which such withholding obligation applies (excluding any payments properly treated as compensation for applicable Tax purposes), and shall reasonably cooperate with such Person to obtain any available reduction of or relief from such deduction or withholding.

ARTICLE II

CONVERSION AND EXCHANGE OF SHARES AND MEMBERSHIP UNITS

Section 2.1 Effect on Capital Stock of Paramount and Membership Units of Skydance.

(a) Conversion of Paramount Common Stock. At the Pre-Closing Paramount Merger Effective Time, by virtue of the Paramount Merger and without any action on the part of New Paramount, Paramount, Paramount Merger Sub or the holders of any shares of Paramount Class A Common Stock or shares of Paramount Class B Common Stock:

(i) Subject to Section 2.1(a)(iii), each share of Paramount Class A Common Stock (each, a “Paramount Class A Share”) that is issued and outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time shall be converted automatically into the right to receive one (1) share of Class A common stock, par value $0.001 per share, of New Paramount (such shares, collectively, the “New Paramount Class A Common Stock”, and each, a “New Paramount Class A Share”).

(ii) Subject to Section 2.1(a)(iii), each share of Paramount Class B Common Stock (each, a “Paramount Class B Share” and, collectively with the Paramount Class A Shares, the “Paramount Shares”) that is issued and outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time shall be converted automatically into the right to receive one (1) share of Class B common stock, par value $0.001 per share, of New Paramount (such shares, collectively, the “New Paramount Class B Common Stock”, and each, a “New Paramount Class B Share” and, collectively with the New Paramount Class A Shares, the “New Paramount Shares”).

(iii) Each (A) Paramount Share that is owned by Paramount as treasury stock or otherwise (excluding for the avoidance of doubt any Paramount Class B Share held by any Paramount Employee Plan or trust related thereto) or (B) New Paramount Share that is held directly by Paramount immediately prior to the Pre-Closing

Paramount Merger Effective Time shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (clauses (A) and (B), collectively, the “Pre-Closing Paramount Merger Cancelled Shares”).

(iv) Each share of capital stock of Paramount Merger Sub outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(v) All such Paramount Shares when so converted to New Paramount Shares as provided in this Section 2.1(a) shall automatically be cancelled and shall cease to exist and no longer be outstanding as Paramount Shares.

(b) Conversion of New Paramount Common Stock. At the New Paramount Merger Effective Time, by virtue of the New Paramount Merger and without any action on the part of New Paramount, the Surviving Paramount Entity, Paramount Merger Sub II or the holders of any shares of New Paramount Class A Common Stock or shares of New Paramount Class B Common Stock:

(i) Subject to Section 2.1(b)(vii), each New Paramount Class A Share that is issued and outstanding immediately prior to the New Paramount Merger Effective Time and held by a Specified Stockholder shall remain issued and outstanding as a New Paramount Class A Share (the “Specified Stockholder Class A Merger Consideration”).

(ii) Subject to Section 2.1(b)(vii), each New Paramount Class A Share (A) that is issued and outstanding immediately prior to the New Paramount Merger Effective Time, (B) that is not held by a Specified Stockholder and (C) with respect to which an election to receive cash (a “Class A Cash Election”) has been properly made and not revoked or deemed revoked pursuant to Section 2.2(c) shall be converted automatically into the right to receive an amount of cash, without interest, equal to the Class A Cash Consideration.

(iii) Subject to Section 2.1(b)(vii), each New Paramount Class A Share (A) that is issued and outstanding immediately prior to the New Paramount Merger Effective Time, (B) that is not held by a Specified Stockholder and (C) with respect to which (x) an election to receive New Paramount Class B Shares (a “Class A Stock Election”) has been properly made and not revoked or deemed revoked pursuant to Section 2.2(c) or (y) neither a Class A Cash Election nor a Class A Stock Election has been made (a “Class A Non-Election Share”) shall be converted automatically into the right to receive 1.5333 New Paramount Class B Shares (the “Class A Stock Consideration” and, together with the Specified Stockholder Class A Merger Consideration and the Class A Cash Consideration, the “New Paramount Class A Merger Consideration”).

(iv) Subject to Section 2.1(b)(vii), each New Paramount Class B Share that is issued and outstanding immediately prior to the New Paramount Merger Effective Time and held by a Specified Stockholder or an Equity Investor shall remain issued and outstanding as a New Paramount Class B Share (the “Specified Stockholder Class B Merger Consideration”).

(v) Subject to Section 2.1(b)(vii) and Section 2.2(b), each New Paramount Class B Share (A) that is issued and outstanding immediately prior to the New Paramount Merger Effective Time, (B) that is not held by a Specified Stockholder or an Equity Investor and (C) with respect to which an election to receive cash (a “Class B Cash Election”) has been properly made and not revoked or deemed revoked pursuant to Section 2.2(c) (a “Class B Cash Election Share”), shall be converted automatically into the right to receive an amount of cash, without interest, equal to the Class B Cash Consideration.

(vi) Subject to Section 2.1(b)(vii), each New Paramount Class B Share (A) that is issued and outstanding immediately prior to the New Paramount Merger Effective Time, (B) that is not held by a Specified Stockholder or an Equity Investor and (C) with respect to which (x) an election to receive a New Paramount Class B Share (a “Class B Stock Election”) has been properly made and not revoked or deemed revoked pursuant to Section 2.2(c) or (y) neither a Class B Cash Election nor a Class B Stock Election has been made (a “Class B Non-Election Share” and, together with the Class A Non-Election Shares, the “Non-Election Shares”) shall remain issued and outstanding as a New Paramount Class B Share (the “Class B Stock Consideration” and, together with the Specified Stockholder Class B Merger Consideration and the Class B Cash Consideration, the “New Paramount Class B Merger Consideration” and, collectively with the New Paramount Class A Merger Consideration, the “New Paramount Merger Consideration”).

(vii) Each New Paramount Share that is held directly or indirectly by Skydance or any wholly owned Subsidiary of Skydance (collectively, the “New Paramount Merger Cancelled Shares” and, together with the Pre-Closing Paramount Merger Cancelled Shares, the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(viii) All New Paramount Shares that have been converted into the right to receive the New Paramount Merger Consideration as provided in this Section 2.1 (other than, subject to Section 2.2, pursuant to Section 2.1(b)(i), Section 2.1(b)(iv) or Section 2.1(b)(vi)) shall cease to exist and no longer be outstanding. Each holder of a certificate (a “Certificate”) formerly representing any Paramount Shares converted into New Paramount Shares pursuant to the Pre-Closing Paramount Merger and thereafter converted into the right to receive the applicable New Paramount Merger Consideration pursuant to the New Paramount Merger, and each book-entry account formerly representing any uncertificated Paramount Shares converted into New Paramount Shares pursuant to the Pre-Closing Paramount Merger and thereafter converted into the right to receive the applicable New Paramount Merger Consideration pursuant to the New Paramount Merger (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with this Section 2.1, the New Paramount Merger Consideration in accordance with Section 2.3, together with the Fractional Share Cash Amount (if any) and any amounts payable pursuant to Section 2.3(f).

(ix) Each share of capital stock of Paramount Merger Sub II outstanding immediately prior to the New Paramount Merger Effective Time shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Skydance Membership Units and Skydance Merger Sub Limited Liability Company Interests. At the Skydance Merger Effective Time, by virtue of the Skydance Merger and without any action on the part of New Paramount, Skydance, Skydance Merger Sub or the holders of any Skydance Membership Units:

(i) Each Skydance Membership Unit that is issued and outstanding immediately prior to the Skydance Merger Effective Time (other than any Skydance Membership Unit that is held, directly or indirectly, by New Paramount or Skydance) shall be converted automatically into the right to receive the applicable portion of the Skydance Merger Consideration as determined in accordance with the Skydance LLC Agreement, and shall cease to exist and no longer be outstanding, and each holder of Skydance Membership Units (other than Blockers that are wholly owned by New Paramount) shall cease to have any rights with respect thereto, except the right to receive the applicable portion of the Skydance Merger Consideration in accordance with Section 2.3. The aggregate number of shares of New Paramount Class B Common Stock that each Skydance Member shall be entitled to receive pursuant to this Section 2.1(c)(i) shall be determined in accordance with the Skydance LLC Agreement as set forth in the Allocation Statement.

(ii) Each Skydance Membership Unit that is held, directly or indirectly, by New Paramount or Skydance immediately prior to the Skydance Merger Effective Time shall remain as outstanding limited liability company interests in the Surviving Skydance Entity.

(iii) All of the limited liability company interests of Skydance Merger Sub outstanding immediately prior to the Skydance Merger Effective Time shall be converted into an equivalent number of limited liability company interests of the Surviving Skydance Entity with the same rights, powers and privileges as the limited liability company interests so converted.

(d) Allocation Statement. Not less than ten (10) Business Days prior to the Closing Date, Skydance shall deliver to Paramount and New Paramount (i) a spreadsheet prepared in accordance with the Skydance LLC Agreement (the “Allocation Statement”), together with reasonable supporting documentation, setting forth the allocation, without duplication, of the Skydance Merger Consideration among the Blocker Holders, the Skydance Members (other than the Blockers) and the holders of awards of Skydance Profits Interest Units, Skydance Phantom Units and Skydance Sports Phantom Units and (ii) a certificate, signed by an executive officer of Skydance, certifying that the Allocation Statement (and each of the calculations and determinations set forth therein) has been prepared in accordance with the Skydance LLC Agreement. Notwithstanding anything in this Agreement to the contrary, (A) the Allocation Statement shall be conclusive and binding on the Blocker Holders, the Skydance Members, the holders of awards of Skydance Profits Interest Units and any other holders of equity interests of

Skydance or any of its Subsidiaries, (B) the Paramount Parties and, following the Closing, New Paramount and its Subsidiaries shall be entitled to conclusively rely on the Allocation Statement (and each of the calculations and determinations set forth therein) for all purposes under this Agreement, without any obligation to investigate or verify the accuracy thereof, and (C) none of the Paramount Parties and, following the Closing, New Paramount or any of its Subsidiaries shall have any liability (whether in contract, tort, equity or otherwise) based on or arising out of the preparation of the Allocation Statement (including the calculations and determinations set forth therein).

(e) No Appraisal Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or the Transactions pursuant to Section 262 of the DGCL, Article 11 of the CLLCA or any other applicable Law.

(f) Certain Adjustments. If, during the Pre-Closing Period, the outstanding Paramount Shares, New Paramount Shares or Skydance Membership Units shall have been changed into a different number of Paramount Shares, New Paramount Shares or Skydance Membership Units, respectively, or a different class of shares or limited liability company interests by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, or exchange of Paramount Shares, New Paramount Shares or Skydance Membership Units, the New Paramount Merger Consideration and the Skydance Merger Consideration, as applicable, shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, however, that this paragraph shall not be construed to permit Paramount or Skydance or any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(g) Fractional Shares. Notwithstanding anything to the contrary set forth herein, no fractional shares of New Paramount Class A Common Stock and New Paramount Class B Common Stock shall be issued in connection with the New Paramount Merger or the Skydance Merger, but in lieu thereof each former holder of Paramount Class A Shares and Paramount Class B Shares otherwise entitled to a fractional share of New Paramount Class A Common Stock and New Paramount Class B Common Stock, respectively (after aggregating all Paramount Shares of the applicable class represented by the Certificates and Book-Entry Shares held by such holder), shall receive from the Exchange Agent, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the last reported sale price of the applicable class of Paramount Shares on Nasdaq (as reported by Bloomberg L.P.) on the last complete trading day prior to the Closing Date by (ii) the fraction of a share of New Paramount Class A Common Stock or New Paramount Class B Common Stock, as applicable (after taking into account all New Paramount Shares of the applicable class held by such holder at the New Paramount Merger Effective Time and rounded to four decimal places), to which such holder would otherwise be entitled (such amount, the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of New Paramount Common Stock that would otherwise have been issuable as part of the New Paramount Merger Consideration.

Section 2.2 Proration; Election Mechanics.

(a) Proration. Notwithstanding any other provision contained in this Agreement, the total number of New Paramount Class B Shares to be converted at the New Paramount Merger Effective Time into the right to receive the Class B Cash Consideration pursuant to Section 2.1(b)(v) shall not exceed an amount equal to the quotient (rounded down to the nearest whole share) of (x) the Class B Cash Cap divided by (y) the Class B Cash Consideration (the “Maximum Class B Cash Share Number”). Once the Maximum Class B Cash Share Number is met, all other New Paramount Class B Shares (other than Cancelled Shares) shall, subject to Section 2.2, remain issued and outstanding as New Paramount Class B Shares. For the avoidance of doubt, there shall be no proration with respect to Class A Cash Elections.

(b) Promptly (and in any event no later than five (5) Business Days) after the New Paramount Merger Effective Time, New Paramount shall cause the Exchange Agent to effect the allocation among holders of New Paramount Class B Shares of rights to receive the Class B Cash Consideration as follows:

(i) If the aggregate number of New Paramount Class B Shares with respect to which Class B Cash Elections shall have been made (the “Class B Cash Election Number”) exceeds the Maximum Class B Cash Share Number, then Class B Cash Election Shares of each holder will be converted automatically into the right to receive the Class B Cash Consideration in respect of that number of Class B Cash Election Shares equal to the product obtained by multiplying (A) the number of Class B Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Maximum Class B Cash Share Number and the denominator of which is the Class B Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.1(g), whether fractions of Class B Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Class B Cash Election Shares (if any) being converted automatically into the right to receive the Class B Stock Consideration; and

(ii) If the Class B Cash Election Number is less than or equal to the Maximum Class B Cash Share Number, then all Class B Cash Election Shares shall be converted automatically into the right to receive the Class B Cash Consideration.

(c) Election Procedures. Each holder of record of Paramount Shares (other than a Specified Stockholder or an Equity Investor) to be converted into the right to receive the New Paramount Merger Consideration in accordance with, and subject to, Section 2.1(a), Section 2.1(b) and this Section 2.2 (an “Electing Holder”) shall have the right, subject to the limitations set forth in this Section 2.2, to submit an election in accordance with the following procedures:

(i) Each Electing Holder may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “Election”) (A) the number of Paramount Class A Shares and the number of Paramount Class B Shares owned by such Electing Holder (which in each case shall be converted into New Paramount Class A Shares or New Paramount Class B Shares, as applicable, pursuant to the Pre-Closing Paramount Merger) with respect to which such Electing Holder desires to make a Class A Stock Election and a Class B Stock Election, respectively, and (B) the number of Paramount Class A Shares and Paramount Class B Shares owned by such Electing Holder

(which in each case shall be converted into New Paramount Class A Shares or New Paramount Class B Shares, as applicable, pursuant to the Pre-Closing Paramount Merger) with respect to which such Electing Holder desires to make a Class A Cash Election and a Class B Cash Election, respectively.

(ii) Paramount shall prepare a form of election reasonably acceptable to Skydance (including appropriate and customary transmittal materials in such form as prepared by Paramount and reasonably acceptable to Skydance) (the “Form of Election”), so as to permit Electing Holders to exercise their right to make an Election. Any Electing Holder that holds any Paramount Shares as nominee, as trustee or in other representative capacity (which in each case shall be converted into New Paramount Shares pursuant to the Pre-Closing Paramount Merger) may, through proper instructions and documentation, submit a separate Form of Election prior to the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Paramount Shares.

(iii) Paramount and Skydance (A) shall initially make available and mail the Form of Election not less than 20 Business Days prior to the anticipated Election Deadline to Electing Holders of record as of the fifth Business Day prior to such mailing date, and (B) following such mailing date, shall use reasonable best efforts to make available as promptly as practicable a Form of Election to any holder of Paramount Shares (other than the Specified Stockholders and the Equity Investors) who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.

(iv) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and executed (including duly executed transmittal materials included in the Form of Election) and accompanied, as applicable, by Certificates representing all certificated shares (if any) to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by Skydance and Paramount, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that is five (5) Business Days prior to the Parties’ good faith estimate of the Closing Date or such other date as may be mutually agreed to by the Parties. Skydance and Paramount shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline at least three (3) Business Days prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Skydance and Paramount shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(v) Any Electing Holder may, at any time during the Election Period, change their Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and executed revised Form of Election. If any Election is not properly made with respect to any Paramount Shares (which in each case shall be converted into New Paramount Shares pursuant to the Pre-Closing Paramount Merger) (none of Paramount, New Paramount, Skydance or the Exchange Agent being under any duty to notify any Electing Holder of any such defect), such Election shall be deemed to be not in effect, and the Paramount Shares (which in each case shall be converted into New Paramount Shares pursuant to the Pre-Closing Paramount Merger) covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a properly completed and executed Election is thereafter received by the Exchange Agent prior to the Election Deadline.

(vi) Any Electing Holder may, at any time during the Election Period, revoke their Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of their Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Skydance and Paramount that this Agreement has been terminated in accordance with the terms hereof.

(vii) Subject to the terms of this Agreement and the Form of Election, New Paramount, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of any Form of Election and compliance by any Electing Holder with the Election procedures set forth herein.

Section 2.3 Exchange of Certificates and Book-Entry Shares or Units.

(a) Prior to the Closing, Paramount and Skydance shall appoint a nationally recognized financial institution or trust company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the New Paramount Merger Consideration and the Skydance Merger Consideration. At or prior to the Closing, New Paramount shall (and Paramount and Skydance shall cause New Paramount to) deposit, or cause to be deposited, in trust for the benefit of the holders of New Paramount Common Stock, the Blocker Holders, the holders of Skydance Membership Units (other than the Blockers) and the holders of awards of Skydance Phantom Units and Skydance Sports Phantom Units, with the Exchange Agent for exchange in accordance with this Article II, (i) cash in immediately available funds in an amount sufficient to pay the aggregate Class A Cash Consideration and the aggregate Class B Cash Consideration payable in the New Paramount Merger (the “Aggregate Cash Consideration”) and the aggregate Fractional Share Cash Amounts (to the extent determinable) payable in the New Paramount Merger and (ii) a number of shares of New Paramount Class A Common Stock and New Paramount Class B Common Stock equal to the total number of shares of New Paramount Class A Common Stock and New Paramount Class B Common Stock, respectively, issuable in the Blocker Contribution and Exchange, the New Paramount Merger and the Skydance Merger (including, for certainty, pursuant to Section 7.14) (such cash and shares, the “Exchange Fund”). In the event that the cash portion of the Exchange Fund shall be insufficient to pay the Aggregate Cash Consideration and the aggregate Fractional Share Cash Amounts (including as a result of any investment of the Exchange Fund), New Paramount shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount that is equal to the amount of the shortfall that is required to make such payment. New Paramount shall cause the Exchange

Agent to make, and the Exchange Agent shall make, delivery of the Aggregate Cash Consideration and the aggregate Fractional Share Cash Amounts out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash included in the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by New Paramount; provided, however, that any investment of the Exchange Fund shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $50 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to New Paramount. The Exchange Agent shall, upon receipt of irrevocable instructions from New Paramount, deliver whole shares of New Paramount Common Stock to holders of New Paramount Shares, Blocker Holders and holders of Skydance Membership Units (other than the Blockers) in accordance with this Article II.

(b) Exchange Procedures.

(i) As promptly as practicable after the New Paramount Merger Effective Time (but in no event later than three (3) Business Days thereafter), New Paramount shall cause the Exchange Agent to mail to each holder of record of a Certificate representing Paramount Shares that were converted into New Paramount Shares pursuant to the Pre-Closing Paramount Merger and thereafter converted into the right to receive the applicable New Paramount Merger Consideration pursuant to the New Paramount Merger: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Skydance, Paramount and the Exchange Agent may reasonably agree, and (B) instructions for effecting the surrender of the Certificates in exchange for the applicable New Paramount Merger Consideration, the Fractional Share Cash Amount (if any) and any amounts payable pursuant to Section 2.3(f). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Paramount and Skydance, and upon delivery of a letter of transmittal, duly executed and in proper form with all required enclosures and attachments, with respect to such Certificates, the holder of such Certificates shall be entitled to receive in exchange therefor the New Paramount Merger Consideration pursuant to the provisions of this Article II for each Paramount Share formerly represented by such Certificates which was converted into a New Paramount Share pursuant to the Pre-Closing Paramount Merger and thereafter converted pursuant to the New Paramount Merger into the right to receive the applicable New Paramount Merger Consideration, together with the Fractional Share Cash Amount (if any) and any amounts payable pursuant to Section 2.3(f). Any Certificates so surrendered shall forthwith be cancelled. If payment of the applicable New Paramount Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent to payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the applicable New Paramount Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of New Paramount that such Taxes either have been paid or are not required to be paid. Until surrendered as contemplated in this Section 2.3, each Certificate shall be deemed at any time after the New Paramount Merger Effective Time to represent only the right to receive the New Paramount Merger Consideration, the Fractional Share Cash Amount (if any) and any amounts payable pursuant to Section 2.3(f) in accordance with this Agreement.

(ii) As promptly as reasonably practicable after the New Paramount Merger Effective Time (but in no event later than three (3) Business Days thereafter), New Paramount shall cause the Exchange Agent to mail to each holder of record of Book-Entry Shares not held through the Depository Trust Company (“DTC”) representing Paramount Shares that were converted into New Paramount Shares pursuant to the Pre-Closing Paramount Merger and thereafter converted pursuant to the New Paramount Merger into the right to receive the applicable New Paramount Merger Consideration, together with the Fractional Share Cash Amount (if any) and any amounts payable pursuant to Section 2.3(f), at the New Paramount Merger Effective Time pursuant to this Agreement: (A) appropriate transmittal materials, which shall specify that delivery shall be effected, and risk of loss and title to such Book-Entry Shares shall pass, only upon the surrender of such Book-Entry Shares to the Exchange Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Exchange Agent may reasonably request), and which shall otherwise be in such form and have such other provisions as Skydance, Paramount and the Exchange Agent may reasonably agree, and (B) instructions for effecting the surrender of such Book-Entry Shares in exchange for the applicable New Paramount Merger Consideration, the Fractional Share Cash Amount (if any) and any amounts payable pursuant to Section 2.3(f). Upon surrender of Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares as the Exchange Agent may reasonably request), the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the New Paramount Merger Consideration pursuant to the provisions of this Article II for each Paramount Share formerly represented by such Book-Entry Shares that was converted into a New Paramount Share pursuant to the Pre-Closing Paramount Merger and thereafter converted pursuant to the New Paramount Merger into the right to receive the applicable New Paramount Merger Consideration, together with the Fractional Share Cash Amount (if any) and any amounts payable pursuant to Section 2.3(f). With respect to Book-Entry Shares held through DTC, the Parties shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the Pre-Closing Paramount Merger Effective Time, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the New Paramount Merger Consideration, together with the Fractional Share Cash Amount (if any) and any amounts payable pursuant to Section 2.3(f). Delivery of the applicable New Paramount Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such shares are registered on the records of Paramount as of the Pre-Closing Paramount Merger Effective Time.

(iii) The Persons who were, at the Skydance Merger Effective Time, holders of Skydance Membership Units or holders of awards of Skydance Phantom Units or Skydance Sports Phantom Units shall not be required to take any action with respect to the exchange of their Skydance Membership Units or awards of Skydance Phantom Units or Skydance Sports Phantom Units, as applicable, for the Skydance Merger Consideration. As promptly as reasonably practicable after the Skydance Merger Effective Time, New Paramount shall cause the Exchange Agent to mail to each holder of record of such Skydance Membership Units and each holder of Skydance Phantom Units and Skydance Sports Phantom Units a statement reflecting the number of whole shares of New Paramount Class B Common Stock that such holder is entitled to receive pursuant to the Skydance Merger (including, for certainty, pursuant to Section 7.14), as set forth in the Allocation Statement. Delivery of the applicable Skydance Merger Consideration with respect to Skydance Membership Units shall only be made to the Person in whose name such units are registered on the records of Skydance as of the Skydance Merger Effective Time.

(c) Transfer Books. At the applicable Effective Time, the transfer books of Paramount and Skydance shall be closed and thereafter there shall be no further registration of transfers of shares of Paramount Common Stock on the records of Paramount or transfers of units of Skydance Membership Units on the records of Skydance. From and after the applicable Effective Time, the holders of Certificates and Book-Entry Shares and the holders of Skydance Membership Units outstanding immediately prior to the applicable Effective Time shall cease to have any rights with respect to such shares or units except as otherwise provided for herein or by applicable Law. If, after the New Paramount Merger Effective Time, Certificates representing shares of Paramount Common Stock are presented to the Surviving New Paramount Entity for any reason, they shall be cancelled and exchanged for the whole shares of New Paramount Common Stock that such holder is entitled to receive pursuant to Section 2.1, subject to any applicable abandoned property, escheat or similar Laws.

(d) Termination of Fund; Abandoned Property. At any time following the date that is twelve months after the Closing Date, New Paramount shall be entitled to require the Exchange Agent to deliver to it any shares of New Paramount Common Stock remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Certificates, Book-Entry Shares or Skydance Membership Units and thereafter such holders shall be entitled to look only to New Paramount (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the applicable New Paramount Merger Consideration or Skydance Merger Consideration, as applicable, payable in accordance with the procedures in this Section 2.3. If, prior to the date that is six years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Body pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Certificates, Book-Entry Shares or Skydance Membership Units has not complied with the procedures in this Section 2.3 to receive the applicable New Paramount Merger Consideration or Skydance Merger Consideration to which such holder would otherwise be entitled, the applicable New Paramount Merger Consideration or Skydance Merger Consideration to which such holder would otherwise be entitled in respect of such Certificates, Book-Entry Shares or Skydance Membership Units shall, to the extent permitted by applicable Law, become the property of New Paramount, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Paramount, New Paramount, Skydance, the Surviving Paramount Entity, the Surviving New Paramount Entity, the Surviving Skydance Entity or the Exchange Agent, or any Representative or Affiliate thereof, shall be liable to any holder of a Certificate, Book-Entry Share or Skydance Membership Unit for New Paramount Merger Consideration or Skydance Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable New Paramount Merger Consideration payable in respect thereof pursuant to Section 2.1; provided, however, that New Paramount or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable New Paramount Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to (i) post a bond in such reasonable amount as New Paramount may direct as indemnity against any claim that may be made against New Paramount, the Surviving New Paramount Entity or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed or (ii) deliver any documentation (including an indemnity in customary form) reasonably requested by New Paramount or the Exchange Agent.

(f) Distributions with Respect to Unexchanged New Paramount Common Stock. No dividends or other distributions declared or made after the Pre-Closing Paramount Merger Effective Time with respect to New Paramount Common Stock with a record date after the Pre-Closing Paramount Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to any shares of New Paramount Common Stock represented thereby or any Book-Entry Shares held by such holder, unless and until the holder of such Certificate shall surrender such Certificate in accordance with this Section 2.3. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate in accordance with this Section 2.3, there shall be paid by New Paramount to the holder of the certificates representing whole shares of New Paramount Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Pre-Closing Paramount Merger Effective Time theretofore paid with respect to such whole shares of New Paramount Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Pre-Closing Paramount Merger Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of New Paramount Common Stock.

Section 2.4 Treatment of Paramount Equity Awards.

(a) As of the Pre-Closing Paramount Merger Effective Time, by virtue of the Pre-Closing Paramount Merger and without any further action on the part of the holders thereof, Paramount, New Paramount or the Merger Subs:

(i) Each Paramount Option that is outstanding and unexercised immediately prior to the Pre-Closing Paramount Merger Effective Time, whether or not then vested or exercisable, shall be assumed by New Paramount and automatically converted into an option (a “New Paramount Option”) to purchase a number of New Paramount Class B Shares equal to the number of Paramount Class B Shares subject to such Paramount Option immediately prior to the Pre-Closing Paramount Merger Effective Time, with an exercise price per New Paramount Class B Share equal to the exercise price per share of such Paramount Option immediately prior to the Pre-Closing Paramount Merger Effective Time (provided, that the number of New Paramount Class B Shares subject to the New Paramount Option and the exercise price thereof shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Paramount Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code). Each such New Paramount Option as so assumed and converted shall continue to have, and shall be subject to, the same vesting and other terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment) as applied to the corresponding Paramount Option immediately prior to the Pre-Closing Paramount Merger Effective Time.

(ii) Each Paramount RSU Award that is outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time shall be assumed by New Paramount and automatically converted into a restricted stock unit award (a “New Paramount RSU Award”) covering a number of New Paramount Class B Shares equal to the number of Paramount Class B Shares subject to such Paramount RSU Award immediately prior to the Pre-Closing Paramount Merger Effective Time. Each such New Paramount RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same vesting, settlement and other terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) as applied to the corresponding Paramount RSU Award immediately prior to the Pre-Closing Paramount Merger Effective Time.

(iii) Each Paramount PSU Award that is outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time shall be assumed by New Paramount and automatically converted into a restricted stock unit award (a “New Paramount PSU Award”) covering a number of New Paramount Class B Shares equal to the number of Paramount Class B Shares subject to such Paramount PSU Award immediately prior to the Pre-Closing Paramount Merger Effective Time (after taking into account the treatment of the applicable performance-vesting conditions in accordance with the last sentence of this Section 2.4(a)(iii)). Each such New Paramount PSU Award as so assumed and converted shall continue to have, and shall be subject to, the same vesting, settlement and other terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and except that such New Paramount PSU Award shall no longer be subject to performance-based vesting conditions) as applied to the corresponding Paramount PSU Award immediately prior to the Pre-Closing Paramount Merger Effective Time. The performance-based vesting conditions applicable to any Paramount PSU Award (i) for which the applicable performance period has been completed prior to the Pre-Closing Paramount Merger Effective Time shall be determined based on actual performance and (ii) for which the applicable performance period has not been completed prior to the Pre-Closing Paramount Merger Effective Time shall be deemed to have been achieved at target performance, in each case, for purposes of the conversion set forth in this Section 2.4(a)(iii).

(iv) Each Paramount Notional Unit that is outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time shall be automatically converted into a number of notional units with respect to New Paramount Class B Shares (“New Paramount Notional Units”) equal to the number of Paramount Class B Shares subject to such Paramount Notional Unit immediately prior to the Pre-Closing Paramount Merger Effective Time. Each such New Paramount Notional Unit as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Paramount Notional Unit immediately prior to the Pre-Closing Paramount Merger Effective Time (including with respect to timing and form of payment), as set forth in the applicable Paramount DC Plan.

(v) For the avoidance of doubt, any amounts relating to dividend equivalent rights granted with respect to each Paramount RSU Award and each Paramount PSU Award, in each case, that is outstanding immediately prior to the Pre-Closing Paramount Merger Effective Time that are accrued but unpaid as of the Pre-Closing Paramount Merger Effective Time will carry over to the corresponding New Paramount RSU Award or New Paramount PSU Award, as applicable, on the same terms and conditions as were applicable under the Paramount RSU Award or Paramount PSU Award, as applicable, as of immediately prior to the Pre-Closing Paramount Merger Effective Time.

(vi) Prior to the Pre-Closing Paramount Merger Effective Time, the Paramount Board (or, if appropriate, any appropriate committee thereof) shall adopt such resolutions or take such other necessary actions to effect the treatment described in this Section 2.4(a).

(b) As of the Pre-Closing Paramount Merger Effective Time, New Paramount shall (i) assume the Paramount Equity Plans, and the number and kind of shares available for issuance and the applicable share limits under each such plan shall be adjusted to reflect shares of New Paramount Common Stock in accordance with the provisions of the applicable plan, and (ii) assume the award agreements evidencing the as-converted New Paramount Options, New Paramount RSU Awards and New Paramount PSU Awards, taking into account the conversion of such awards pursuant to this Section 2.4, and, in each case, references to Paramount therein shall thereupon be deemed references to New Paramount and references to Paramount Class B Common Stock therein shall be deemed references to New Paramount Class B Common Stock with appropriate equitable adjustments to reflect the Transactions.

(c) Not later than the Closing Date, New Paramount shall file with the SEC an effective registration statement on Form S-8 (or other applicable form(s)) registering the New Paramount Class B Shares subject to the New Paramount Options, New Paramount RSU Awards and New Paramount PSU Awards, and New Paramount shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such New Paramount Options, New Paramount RSU Awards, and New Paramount PSU Awards remain outstanding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARAMOUNT

Paramount hereby represents and warrants to Skydance as follows (it being understood that each representation and warranty in this Article III is subject to (a) the exceptions and disclosures set forth in the Paramount Disclosure Letter (subject to Section 10.12) and (b) the disclosures set forth in the Paramount SEC Documents filed or furnished on or after January 1, 2022 and prior to the date of this Agreement, other than any cautionary or forward-looking information in the “Risk Factors” or “Forward-Looking Statements” sections of such Paramount SEC Documents):

Section 3.1 Due Organization; Subsidiaries.

(a) Paramount is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware (“Delaware Law”) and has all necessary power and authority to (i) conduct its business in the manner in which its business is currently being conducted, (ii) own and use its assets in the manner in which its assets are currently owned and used and (iii) perform its obligations under all Contracts by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect.

(b) Paramount is qualified or licensed to do business as a foreign Entity, and is in good standing (to the extent a concept of “good standing” is recognized), in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed, or in good standing would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect.

(c) Section 3.1(c) of the Paramount Disclosure Letter identifies each significant subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) of Paramount (each, a “Paramount Subsidiary”, and collectively, the “Paramount Subsidiaries”) and indicates its jurisdiction of organization. Each Paramount Subsidiary is a corporation or other business Entity duly incorporated or organized (as applicable), validly existing, and in good standing (to the extent a concept of “good standing” is recognized) under the laws of its jurisdiction of incorporation or organization and has full corporate or other organizational power and authority required to own, lease, or operate, as appropriate, the assets and properties that it purports to own, lease, and operate and to carry on its business as now conducted, and is qualified to do business in each jurisdiction where such qualification is necessary, except, in each case, where any failure thereof would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect. All outstanding shares of capital stock or voting securities of, or other equity interests in, each Paramount Subsidiary, which are held, directly or indirectly, by Paramount, have been duly authorized, validly issued, fully paid, nonassessable, and are owned by Paramount, by another Subsidiary of Paramount, or by Paramount and another Subsidiary of Paramount, free and clear of all Encumbrances other than restrictions imposed by applicable securities laws or the organizational documents of any such Subsidiary or any Permitted Encumbrances.

(d) Paramount has made available to Skydance or Skydance’s Representatives accurate and complete copies of the certificate of incorporation, articles of organization, bylaws or operating agreement, as applicable, of each of Paramount, New Paramount and each Merger Sub, including all amendments thereto, as in effect on the date of this Agreement. None of Paramount, New Paramount or any Merger Sub is in violation of any provision of its organizational documents, except for violations that would not, individually or in the aggregate, have or reasonably be expected to have a Paramount Material Adverse Effect or be expected to prevent or materially impair the ability of Paramount, New Paramount or any Merger Sub to consummate the Mergers by the End Date.

(e) Section 3.1(e) of the Paramount Disclosure Letter sets forth, as of the date of this Agreement, any Person (other than a Subsidiary of Paramount) in which Paramount or any of its Subsidiaries holds capital stock or other equity interests (x) representing at least 20% of the outstanding equity of such Person and (y) involved annual revenue in excess of $50,000,000 in the fiscal year ended December 31, 2023 for which Paramount and its Subsidiaries have made or are committed to make capital contributions in excess of $50,000,000 in the aggregate (each such person, a “Paramount Material Joint Venture”).

Section 3.2 Capitalization.

(a) The authorized capital stock of Paramount consists of (i) 55,000,000 Paramount Class A Shares, of which 40,702,775 Paramount Class A Shares are issued and outstanding as of the close of business on July 2, 2024 (the “Reference Date”), (ii) 5,000,000,000 Paramount Class B Shares, of which 625,998,351 Paramount Class B Shares are issued and outstanding as of the close of business on the Reference Date, and (iii) 25,000,000 shares of Paramount Preferred Stock, none of which have been issued or are outstanding as of the close of business on the Reference Date. As of the close of business on the Reference Date, (i) 21,697 Paramount Class A Shares and 455,433,523.551 Paramount Class B Shares were held in treasury. All outstanding Paramount Shares have been duly authorized and validly issued and are fully paid and nonassessable and were created in accordance with applicable Law, Paramount’s certificate of incorporation and bylaws and any agreement to which it is a party. The Paramount Shares have been issued in compliance in all material respects with all applicable federal securities laws and all applicable foreign and state securities or “blue sky” laws.

(b) As of the Reference Date, except as set forth in any of the organizational documents of Paramount or in the Paramount SEC Documents: (i) no outstanding Paramount Share is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance, or any similar right; (ii) no outstanding Paramount Share is subject to any right of first refusal in favor of Paramount; (iii) no outstanding bond, debenture, note, or other Indebtedness of Paramount has a right to vote on any matter on which Paramount stockholders have a right to vote; and (iv) no Paramount Contract restricts any Person from purchasing, selling, pledging, or otherwise disposing of (or from granting any option or similar right with respect to), any Paramount Share. As of the Reference Date, except as set forth in the organizational documents of Paramount or in the Paramount SEC Documents, Paramount is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem, or otherwise acquire any outstanding Paramount Share. The issued and outstanding Paramount Shares are registered pursuant to Section 12(b) of the Exchange

Act and are listed for trading on Nasdaq under the symbols “PARA” and “PARAA”, as applicable. There is no suit, action, proceeding or investigation pending or, to the knowledge of Paramount, threatened against Paramount by Nasdaq or the SEC with respect to any intention by such entity to deregister the Paramount Shares or prohibit or terminate the listing of the Paramount Shares on Nasdaq. The Paramount Class A Common Stock and the Paramount Class B Common Stock constitute the only outstanding classes of securities of Paramount registered under the Exchange Act.

(c) As of the close of business on the Reference Date, (i) 22,878,380.73 Paramount Class B Shares are subject to issuance upon settlement of outstanding Paramount RSU Awards; (ii) 5,706,245 Paramount Class B Shares (assuming target level of performance) or 7,721,031 Paramount Class B Shares (assuming maximum level of performance) are subject to issuance upon settlement of outstanding Paramount PSU Awards; (iii) 3,185,171 Paramount Class B Shares are subject to issuance upon the exercise of outstanding Paramount Options; and (iv) 76,433 Paramount Notional Units representing 76,433 Paramount Class A Shares and 1,836,684.39 Paramount Notional Units representing an equivalent of 400,987.86 Paramount Class B Shares are outstanding under the Paramount DC Plans. Paramount has made available to Skydance or Skydance’s Representatives copies of (A) the Paramount Equity Plans covering Paramount RSU Awards, Paramount PSU Awards and Paramount Options that are outstanding as of the date hereof and the forms of all award agreements evidencing such Paramount RSU Awards, Paramount PSU Awards and Paramount Options and (B) the Paramount DC Plans. Each Paramount Option, each Paramount RSU Award and each Paramount PSU Award was issued in compliance in all material respects with applicable Law. Other than as set forth in this Section 3.2(c), as of the close of business on the Reference Date, there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, restricted stock award, stock appreciation, phantom stock, profit participation, or similar right, or compensatory equity or equity-linked award with respect to Paramount or any Subsidiary of Paramount to which Paramount or any Subsidiary of Paramount is a party or by which Paramount or any Subsidiary of Paramount is bound.

(d) Except as set forth in this Section 3.2, as of the close of business on the Reference Date, there is no: (i) outstanding share of capital stock or other equity interest in Paramount; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable) or agreement to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit, or any other right that is linked to, or the value of which is based on or derived from the value of any share of capital stock or other securities of Paramount, in each case, issued by Paramount or to which Paramount is bound, except as set forth in the organizational documents of Paramount; (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any share of the capital stock or other securities of Paramount; or (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Paramount is or may become obligated to sell or otherwise issue any share of its capital stock or any other security.

(e) The authorized capital stock of New Paramount consists of 1,000 shares of common stock, par value $0.001 per share, all of which are issued and outstanding as of the close of business on the Reference Date. All of the outstanding capital stock of New Paramount is, and prior to the Pre-Closing Paramount Merger Effective Time will be, owned by Paramount, free and clear of all Encumbrances and have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 3.2, as of the close of business on the Reference Date, there is no (i) outstanding share of capital stock or other equity interest in New Paramount; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable) or agreement to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit, or any other right that is linked to, or the value of which is based on or derived from the value of any share of capital stock or other securities of New Paramount, in each case, issued by New Paramount or to which New Paramount is bound; or (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any share of the capital stock or other securities of New Paramount. New Paramount has not conducted any business prior to the date of this Agreement and has no, and prior to the Pre-Closing Paramount Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those necessary for its incorporation and pursuant to this Agreement and the Transactions.

(f) The authorized capital stock of Paramount Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are issued and outstanding as of the close of business on the Reference Date. All of the outstanding shares of capital stock of Paramount Merger Sub are, and prior to the Pre-Closing Paramount Merger Effective Time will be, owned by Paramount, free and clear of all Encumbrances and have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 3.2, as of the close of business on the Reference Date, there is no (i) outstanding share of capital stock of, or other equity interest in, Paramount Merger Sub; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable) or agreement to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit, or any other right that is linked to, or the value of which is based on or derived from the value of any membership interest or other securities of Paramount Merger Sub, in each case, issued by Paramount Merger Sub or to which Paramount Merger Sub is bound; or (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any membership interest or other securities of Paramount Merger Sub. Paramount Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Pre-Closing Paramount Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those necessary for its formation and pursuant to this Agreement and the Transactions.

(g) The authorized capital stock of Paramount Merger Sub II consists of 1,000 shares of common stock, par value $0.001 per share, all of which are issued and outstanding as of the close of business on the Reference Date. All of the outstanding shares of capital stock of Paramount Merger Sub II are, and prior to the New Paramount Merger Effective Time will be, owned by New Paramount, free and clear of all Encumbrances and have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 3.2, as of the close of business on the Reference Date, there is no (i) outstanding share of capital stock of, or other equity interest in, Paramount Merger Sub II; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable) or agreement to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit, or any other right that is linked to, or the value of which is based on or derived from the value of any membership interest or other securities of Paramount Merger Sub II, in each case, issued by Paramount Merger Sub II or to which Paramount Merger Sub II is bound; or (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any membership interest or other securities of Paramount Merger Sub II. Paramount Merger Sub II has not conducted any business prior to the date of this Agreement and has no, and prior to the New Paramount Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those necessary for its formation and pursuant to this Agreement and the Transactions.

(h) The authorized equity interests of Skydance Merger Sub consist of 1 limited liability company unit, which is issued and outstanding as of the close of business on the Reference Date. The outstanding limited liability company unit of Skydance Merger Sub is, and prior to the Skydance Merger Effective Time will be, owned by New Paramount, free and clear of all Encumbrances and has been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 3.2, as of the close of business on the Reference Date, there is no (i) outstanding limited liability company unit or other equity interest in Skydance Merger Sub; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable) or agreement to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit, or any other right that is linked to, or the value of which is based on or derived from the value of any membership interest or other securities of Skydance Merger Sub, in each case, issued by Skydance Merger Sub or to which Skydance Merger Sub is bound; or (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any membership interest or other securities of Skydance Merger Sub. Skydance Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Skydance Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those necessary for its formation and pursuant to this Agreement and the Transactions.

Section 3.3 Authority; Binding Nature of Agreement. Each of Paramount, New Paramount and each Merger Sub has the necessary corporate or limited liability company, as applicable, power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions, subject, in the case of the consummation of the Mergers, only to the adoption of this Agreement by the Paramount Stockholder Vote. Except for obtaining the Paramount Stockholder Vote in connection with the consummation of the Mergers, no other corporate action on the part of Paramount, New Paramount or any Merger Sub is necessary to authorize the execution, delivery and performance by Paramount, New Paramount and the Merger Subs of this Agreement and the consummation by them of the Transactions. The Paramount Special Committee, at a meeting duly called and held on or prior to the date of this Agreement, has (i) determined that this Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of Paramount and its Public Stockholders and (ii) made the Paramount Special Committee Recommendation. The Paramount Board, at a meeting duly called and held on or prior to the date of this Agreement, acting upon the Paramount Special Committee Recommendation, has: (w) determined that this Agreement and the Transactions are advisable and in the best interests of Paramount and its stockholders, (x) approved and declared advisable this Agreement and the Transactions, (y) authorized and approved the execution, delivery and performance by Paramount of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and (z) made the Paramount Board Recommendation, which authorizations, approvals and recommendations have not been amended or modified as of the date of this Agreement. The New Paramount Board, the Paramount Merger Sub Board, the Paramount Merger Sub II Board and the

sole member of Skydance Merger Sub have each (A) determined that this Agreement and the Transactions are advisable and in the best interests of such Person and its stockholders or member (as applicable), (B) approved and declared advisable this Agreement and the Transactions and (C) approved the execution, delivery and performance by such Person of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein. This Agreement has been duly executed and delivered by Paramount, New Paramount and each Merger Sub and, assuming due execution and delivery by the other Parties, constitutes the valid and binding agreement of Paramount, New Paramount and such Merger Sub, enforceable against Paramount, New Paramount and such Merger Sub, respectively, in accordance with its terms, subject to the Enforceability Exceptions and except as would not reasonably be expected to prevent or materially impair the ability of Paramount to consummate the Mergers by the End Date.

Section 3.4 Non-Contravention; Consents.

(a) Assuming the accuracy of the representations and warranties of Skydance in Section 4.15(b), the execution and delivery of this Agreement by Paramount, New Paramount and the Merger Subs do not, and the performance of this Agreement by Paramount, New Paramount and the Merger Subs and the consummation by Paramount, New Paramount and the Merger Subs of the Mergers will not, (i) conflict with or violate any of the certificate of incorporation, articles of organization, bylaws or operating agreement of Paramount, New Paramount and the Merger Subs, or any similar organizational documents of any Subsidiary of Paramount, (ii) assuming that all consents, approvals, and other authorizations described in Section 3.4(b) have been obtained and that all filings and other actions described in Section 3.4(b) have been made or taken and the Paramount Stockholder Vote has been obtained, conflict with or violate any Law applicable to Paramount, New Paramount, any Merger Sub or any other Subsidiary of Paramount or by which any property or asset of Paramount, New Paramount, any Merger Sub or any other Subsidiary of Paramount is bound or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by Paramount, New Paramount, any Merger Sub or any other Subsidiary of Paramount under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the loss of any benefit under, or the creation of any Encumbrance (other than Permitted Encumbrances) on the properties or assets of Paramount pursuant to, any Paramount Material Contract, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflict, violation, breach, default, or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect or reasonably be expected to prevent or materially impair the ability of Paramount, New Paramount or any Merger Sub to consummate the Mergers.

(b) Assuming the accuracy of the representations and warranties of Skydance in Section 4.15(b), the execution and delivery of this Agreement by Paramount, New Paramount and the Merger Subs do not, and the performance of this Agreement by Paramount, New Paramount and the Merger Subs and the consummation by Paramount, New Paramount and the Merger Subs of the Mergers will not, require any consent, approval, authorization, or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Body except for (i) applicable requirements, if any, of the Exchange Act, (ii) the filing with the SEC of the Information Statement and Registration Statement, (iii) any filing required under the rules and regulations of Nasdaq, (iv) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware and the California Secretary of State pursuant to the DGCL and CLLCA, (v) the premerger notification and waiting period requirements of the HSR Act, (vi) the FCC Consent, (vii) any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing set forth in Section 3.4(b) of the Paramount Disclosure Letter, and (viii) any other consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing, which, in each case, if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect or reasonably be expected to prevent or materially impair the ability of Paramount, New Paramount or any Merger Sub to consummate the Mergers.

Section 3.5 Vote Required. The affirmative vote or approval of the holders of a majority of the Paramount Class A Shares outstanding as of the record date for determining stockholders entitled to act on the Paramount Written Consent in favor of adopting this Agreement (the “Paramount Stockholder Vote”) is the only vote or approval of the holders of any class or series of Paramount’s capital stock, or any holder of any other security of Paramount, required in connection with the adoption of this Agreement and the approval of the consummation of the Transactions, and will be sufficient to approve this Agreement and the Transactions, including the Mergers, in accordance with the DGCL and Paramount’s organizational documents. The execution and delivery by the Specified NAI Entities, following their receipt of the final form of this Agreement, of a written consent in the form attached hereto as Exhibit E (the “Paramount Written Consent”) approving and adopting this Agreement in accordance with Sections 228 and 251(c) of the DGCL (which Paramount Written Consent by its terms shall become effective immediately following the execution and delivery of this Agreement), when effective, will satisfy the Paramount Stockholder Vote. As of the date of this Agreement and prior to the execution hereof, Paramount has made available to Skydance an accurate and complete copy of the executed Paramount Written Consent.

Section 3.6 Section 203 of the DGCL. The Paramount Board, or the Paramount Special Committee, as applicable, has taken all actions so that the restrictions applicable to business combinations in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law shall be inapplicable to the execution, delivery, and performance of this Agreement, the NAI Letter, the Voting Agreement, the Subscription Agreements and the NAI Stock Purchase Agreement and to the consummation of the Mergers, the NAI Transaction, the PIPE Transaction or the other Transactions. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the organizational documents of Paramount is, or at the applicable Effective Time will be, applicable to the Mergers, the NAI Transaction, the PIPE Transaction or the other Transactions.

Section 3.7 Financial Statements; Internal Controls.

(a) Since January 1, 2021, Paramount has filed or furnished on a timely basis all reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated therein, amendments and supplements thereto) required to be filed or furnished by Paramount with or to the SEC (the “Paramount SEC Documents”). As of their filing or furnished date (or (x) if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing, or (y) in the case of a registration statement, on the effective date of such filing), the Paramount SEC Documents complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act, or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder and applicable to such Paramount SEC Documents or Paramount and, except to the extent that information in such Paramount SEC Document has been revised, amended, modified, or superseded (prior to the date of this Agreement) by a later-filed or furnished Paramount SEC Document, none of the Paramount SEC Documents as of such filing or furnished dates contained (or with respect to Paramount SEC Documents filed or furnished after the date of this Agreement, will contain) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projection or forward-looking statement or the completeness of any information filed or furnished by Paramount with or to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. No Subsidiary of Paramount, including New Paramount or any Merger Sub, is required to file or furnish any report, statement, schedule, form, registration statement, Information Statement, certification, or other document with, or make any other filing with, or furnish any other material to, the SEC.

(b) The consolidated financial statements (including related notes and schedules) contained or incorporated by reference in the Paramount SEC Documents as of their filing or furnished date with the SEC (or (x) if amended or superseded by a filing prior to the date of this Agreement, the date of such amended or superseding filing, with respect to the consolidated financial statements that are amended or restated therein, or (y) in the case of a registration statement, on the effective date of such filing, with respect to the consolidated financial statements that are included therein): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K, or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of Paramount and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Paramount and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, reasonably expected to be material to the business of Paramount and its Subsidiaries, taken as a whole).

(c) Paramount maintains, and at all times since January 1, 2021 has maintained, a system of internal controls over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) that comply with the requirements of the Exchange Act and has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Paramount; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and executed only in accordance with authorizations of management and directors of Paramount; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Paramount that could have a material effect on Paramount’s consolidated financial statements. Since January 1, 2021, none of Paramount, the Paramount Board, its audit committee or, to the knowledge of Paramount, Paramount’s independent registered accounting firm, has identified or been made aware of any: (A) significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Paramount; (B) illegal act or fraud, whether or not material, that involves the management of Paramount who have a significant role in Paramount’s internal controls over financial reporting; or (C) claim or allegation regarding any of the foregoing.

(d) Paramount maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 promulgated under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in Paramount’s reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to Paramount’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Paramount and the principal financial officer of Paramount to make the certifications required under the Exchange Act with respect to such reports.

(e) Neither Paramount nor any of its Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership, or any similar Contract (including any Contract arising out of or relating to any transaction or relationship between or among Paramount and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose Entity, on the other hand, or any “off-balance sheet arrangement” (within the meaning of Item 303(a) of Regulation S-K promulgated under the Exchange Act)) where the result, purpose, or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Paramount or any of its Subsidiaries in Paramount’s published financial statements or other Paramount SEC Documents.

(f) As of the date of this Agreement, there is no outstanding or unresolved comment in any comment letter received from the SEC with respect to Paramount SEC Documents. To the knowledge of Paramount, none of the Paramount SEC Documents is the subject of ongoing SEC review and there is no material inquiry or investigation by the SEC of which it has been notified, or any material internal investigation pending or threatened, in each case, regarding any accounting practice of Paramount.

Section 3.8 Absence of Changes.

(a) Since December 31, 2023 and through the date of this Agreement, there has not occurred any Paramount Material Adverse Effect.

(b) Except as contemplated by this Agreement, from December 31, 2023 through the date of this Agreement, Paramount and its Subsidiaries have operated their respective businesses in all material respects in the ordinary course of business (except for discussions, negotiations, and transactions related to this Agreement or other potential strategic transactions).

Section 3.9 Title to Assets. Paramount and each Subsidiary of Paramount has good and valid title to all material assets (excluding, to the extent relevant, any Intellectual Property Rights, which are covered under Section 3.11) owned by it as of the date of this Agreement, or valid leasehold interests in or valid right to use all other material assets of Paramount and its Subsidiaries, and including all material assets reflected on Paramount’s consolidated balance sheet as of December 31, 2023 in Paramount’s Annual Report on Form 10-K for the year ended on December 31, 2023 (the “Paramount Balance Sheet”), subject to Permitted Encumbrances, except (a) for assets sold or otherwise disposed of in the ordinary course of business since January 1, 2024 or (b) where such failure would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect.

Section 3.10 Real Property.

(a) Paramount or one of its Subsidiaries is the sole owner of each parcel of material real property owned by Paramount or one of its Subsidiaries, and Section 3.10(a) of the Paramount Disclosure Letter sets forth a list of each such material owned real property (the “Paramount Owned Real Property”). Paramount or one of its Subsidiaries has good and valid title and, to the knowledge of Paramount, insurable title to the Paramount Owned Real Property, and the Paramount Owned Real Property is free and clear of any Encumbrance, except for Permitted Encumbrances. Except for third-party licenses arrangements pursuant to ordinary course production operations, neither Paramount nor any Subsidiary of Paramount has entered into a material lease, license or otherwise granted any Person the right to use or occupy any Paramount Owned Real Property or any material portion thereof. There are no outstanding options, rights of first offer or rights of first refusal for the benefit of any third parties to purchase any Paramount Owned Real Property or any material portion thereof.

(b) Paramount or one of its Subsidiaries holds a valid and existing leasehold interest in the material real property that is leased, subleased, licensed, used, or otherwise occupied by Paramount or such Subsidiary, as applicable, from another Person (the “Paramount Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances, and Section 3.10(b) of the Paramount Disclosure Letter sets forth a list of each such Paramount Leased Real Property. As of the date of this Agreement, neither Paramount nor any Subsidiary of Paramount has received any written notice regarding any violation, breach or default under any Paramount Lease for Paramount Leased Real Property that has not since been cured, except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect. Neither Paramount nor any Subsidiary of Paramount has entered into a material sublease, license or otherwise granted any Person the right to use or occupy any Paramount Leased Real Property or any material portion thereof.

(c) No casualty event has occurred with respect to any Paramount Owned Real Property or, to the knowledge of Paramount, any Paramount Leased Real Property that has not been remedied, except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, no condemnation event is pending or, to the knowledge of Paramount, threatened, with respect to any Paramount Owned Real Property or, to the knowledge of Paramount, Paramount Leased Real Property.

Section 3.11 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect:

(i) All Paramount Registered IP is subsisting, valid, enforceable, and in full force and effect.

(ii) Paramount and its Subsidiaries own (in each case, free and clear of all Encumbrances other than Permitted Encumbrances) all material Paramount IP and own or otherwise have the right to use, pursuant to a valid Contract or other right, all other Intellectual Property Rights necessary for the conduct of the business as presently conducted by Paramount and its Subsidiaries. Each current and former employee, consultant and contractor who has created or developed any material Intellectual Property Rights for or on behalf of Paramount or any of its Subsidiaries has agreed pursuant to a valid written agreement that their contribution of such Intellectual Property Rights is a work-made-for-hire owned by Paramount or its relevant Subsidiary or has assigned to Paramount or its relevant Subsidiary all of their right, title and interest in any such Intellectual Property Rights, to the extent such Intellectual Property Rights do not initially vest in Paramount or its Subsidiaries by operation of law.

(iii) The operation of the business of Paramount and its Subsidiaries as currently conducted is not infringing, misappropriating or otherwise violating, and as conducted since January 1, 2021 has not infringed, misappropriated or otherwise violated, any valid and enforceable Intellectual Property Rights of any Person. To the knowledge of Paramount, no Person is infringing, misappropriating or otherwise violating any Paramount IP, except for individual acts of piracy of Paramount IP that occur in the ordinary course of business. There is currently no, and there has not been during the twelve (12) months immediately prior to the date of this Agreement any, Legal Proceeding pending (or, to the knowledge of Paramount, threatened in writing) against Paramount or any of its Subsidiaries alleging (i) that the operation of the business of Paramount or any of its Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property Right of any Person or (ii) that Paramount or any of its Subsidiaries has defamed any Person.

(iv) Paramount and its Subsidiaries have taken commercially reasonable measures to protect and maintain each item of material Paramount Registered IP and the confidentiality of the Trade Secrets included in the Paramount IP.

(v) None of Paramount or its Subsidiaries is party to any pending or outstanding Order that adversely restricts the use of any Paramount IP.

(vi) No Paramount IT Assets contain any Malicious Code. Paramount and its Subsidiaries have implemented commercially reasonable disaster recovery and backup plans and procedures for the Paramount IT Assets and have taken commercially reasonable steps designed to (i) protect against loss and unauthorized access or use of the Paramount IT Assets and (ii) detect for and prevent the introduction of any Malicious Code into such Paramount IT Assets. In the twelve (12) months immediately prior to the date of this Agreement, there has not been any material incident of unauthorized access or other material security breach of the Paramount IT Assets. None of the Software owned by Paramount or any of its Subsidiaries that is licensed, distributed or made available to any third party incorporates or is derived from any Copyleft Software.

(vii) Paramount and its Subsidiaries have duly performed (consistent with industry standard practices) their obligations in respect of the Paramount Properties that were due, owing, or matured, including having paid all sums due, owing or matured for the development, production, distribution, exhibition or other Exploitation of the Paramount Properties.

(viii) During the period between January 1, 2021 and the Closing Date, neither Paramount nor any of its Subsidiaries (i) has received a Notice of Termination under any of Sections 203, 304(c) or 304(d) of the Copyright Act (an “NoT”) or (ii) has received any written communication threatening, advising or indicating that anyone is in the process of, or otherwise intending, to serve a NoT on Paramount or any of its Subsidiaries, in each case with respect to the Paramount Franchise Property.

(b) The information in any databases maintained by Paramount or its Subsidiaries to track licensing of Paramount Properties for Exploitation has been maintained by Paramount and its Subsidiaries in the ordinary course of business, is derived from the books and records and the Exploitation agreements of Paramount and its Subsidiaries and is relied on by Paramount and its Subsidiaries in conducting its business, except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the business of Paramount and its Subsidiaries, taken as a whole. Section 3.11(b) of the Paramount Disclosure Letter sets forth a list of the term (i.e., duration) of each of the Contracts set forth therein.

(c) Section 3.11(c) of the Paramount Disclosure Letter sets forth a true, correct and complete list of all Properties that Paramount or its Subsidiaries have greenlit or otherwise committed to produce, acquire or finance and that, as of the date hereof, reflect the terms set forth on Section 3.11(c) of the Paramount Disclosure Letter.

Section 3.12 Data Privacy and Security.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, since January 1, 2021: (a) Paramount and its Subsidiaries and, to the knowledge of Paramount, all vendors, processors or other third parties Processing Personal Information for or on behalf of Paramount or any Subsidiaries of Paramount or otherwise sharing Personal Information with Paramount or any Subsidiaries of Paramount (each a “Paramount Data Partner”) have complied with (i) all applicable Privacy Laws and (ii) all published privacy and data security policies, notices and statements to which Paramount and its Subsidiaries are subject.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, since January 1, 2021, Paramount and its Subsidiaries have, and have required any Paramount Data Partner to have, adopted and implemented at least commercially reasonable industry standard physical, technical, organizational, and administrative security measures and policies to (i) protect all Personal Information stored or processed by or on behalf of Paramount and its Subsidiaries against any accidental, unlawful or unauthorized access, use, loss, disclosure, alteration, destruction, compromise or other Processing (a “Security Incident”) and (ii) identify and address internal and external risks to the privacy and security of Personal Information processed by or on behalf of Paramount and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, since January 1, 2021, Paramount, Subsidiaries of Paramount (and, to the knowledge of Paramount, Paramount Data Partners with respect to Personal Information of Paramount and its Subsidiaries) have not experienced a Security Incident.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, since January 1, 2021, in relation to any Security Incident, none of Paramount or any of the Subsidiaries of Paramount has been the subject of any formal complaint, claim or investigation or been required to notify any Person.

Section 3.13 Paramount Contracts.

(a) Section 3.13(a) of the Paramount Disclosure Letter identifies each of the following Paramount Contracts to which Paramount or any of its Subsidiaries is a party or otherwise bound as of the date of this Agreement other than any Paramount Contract that is or constitutes (1) a nondisclosure agreement entered into (x) in the ordinary course of business or (y) in connection with discussions, negotiations, and transactions related to this Agreement, other Acquisition Proposals, or other potential strategic transactions or (2) a Paramount Employee Plan or, Paramount Equity Plan, which shall be governed by Section 3.19 (the Paramount Contracts required to be set forth on such schedule, the “Paramount Material Contracts”):

(i) any Paramount Contract that limits the right of Paramount or any of its Subsidiaries to sell, distribute, produce or manufacture any product, project or service either by (A) limiting the right of Paramount or a Subsidiary of Paramount from engaging in any line of business or to compete with any other Person in any location or line of business (other than exclusive or co-exclusive licenses of or holdbacks affecting Paramount Properties entered into in the ordinary course of business) or (B) providing “most favored nation” rights (including with respect to pricing, but excluding (i) with respect to credits, profit participations, perquisites or other rights in favor of a party providing financing or services in connection with a Paramount Property in the ordinary course of business and (ii) Affiliation Agreements), in favor of a party other than Paramount or a Subsidiary of Paramount, in each case under clause (A) or (B) in a manner that is material to the business of Paramount and its Subsidiaries, taken as a whole;

(ii) any Paramount Contract that required or requires annual payments or delivery of cash or other consideration by or to Paramount or any of its Subsidiaries in an amount having a value or expected value in excess of $50,000,000 in the fiscal year ended December 31, 2023 or the fiscal year ending December 31, 2024, other than any Contracts entered into in connection with Content Activities;

(iii) other than any Contracts entered into in connection with Content Activities, any Paramount Contract under which Paramount or any of its Subsidiaries (A) licenses or sublicenses material Intellectual Property Rights to any third party, (B) licenses or sublicenses material Intellectual Property Rights from any third party or (C) has entered into any material covenant not to sue or assert or immunity from suit with respect to material Intellectual Property Rights, including any material coexistence agreements and material settlement agreements (in each case, other than (v) non-disclosure agreements, (w) non-exclusive licenses granted by Paramount or a Subsidiary of Paramount in the ordinary course of business or to end users in connection with the provision or sale of any product or service, (x) non-exclusive licenses granted to Paramount or a Subsidiary of Paramount by any customer, employee, consultant, or independent contractor of Paramount or any Subsidiary of Paramount in the ordinary course of business, (y) non-exclusive licenses of commercially available Software granted to Paramount or a Subsidiary of Paramount or (z) licenses to open source, public, or freeware Software, or other materials), in each case of clauses (A)-(C), which Paramount Contract is material to the business of Paramount and its Subsidiaries, taken as a whole;

(iv) any Paramount Contract relating to debt for borrowed money in excess of $50,000,000 (whether incurred, assumed, guaranteed, or secured by any asset) of Paramount or any of its Subsidiaries, other than guarantees of obligations of Paramount or any wholly owned Subsidiary of Paramount;

(v) any Paramount Contract related to the formation, creation, governance or control of any Paramount Material Joint Venture;

(vi) any Paramount Contract that prohibits the payment of dividends or distributions in respect of the capital stock of Paramount, the pledging of the capital stock or other equity interests of Paramount, or prohibits the issuance of any guaranty by Paramount of the obligations of a Person other than Paramount or any of its Subsidiaries, in each case, other than Paramount Contracts relating to Permitted Paramount Indebtedness;

(vii) any Paramount Contract that contains a put, call or similar right pursuant to which Paramount or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property Rights) at a purchase price which would reasonably be likely to exceed $25,000,000;

(viii) any Paramount Contract relating to a Paramount Related Party Transaction (other than any such transactions entered into on an arm’s-length basis);

(ix) any Paramount Contract since January 1, 2021, that relates to the acquisition or disposition by Paramount or any of its Subsidiaries of any Person or other business organization, division, or business of any Person (whether by merger or consolidation, by the purchase of a controlling equity interest in or substantially all of the assets of such Person, or by any other manner), in each case, pursuant to which Paramount or any of its Subsidiaries has continuing guarantee, “earn-out” or similar contingent payment obligations (excluding confidentiality obligations and indemnification obligations in respect of representations and warrants or covenants);

(x) any Paramount Contract with any Governmental Body under which payments in excess of $15,000,000 were received by Paramount or any of its Subsidiaries in the fiscal year ended December 31, 2023, other than any Contract entered into in connection with Content Activities;

(xi) (A) except for such Paramount Contracts with third-parties under licenses arrangements pursuant to ordinary course production operations, any Paramount Contract for the license, lease or sublease of any Paramount Owned Real Property and (B) any Paramount Lease for any Paramount Leased Real Property;

(xii) any Paramount Contract since January 1, 2021, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any Person other than Paramount or any of its Subsidiaries that would be material to the business of Paramount and its Subsidiaries, taken as a whole, other than any such Paramount Contracts entered into in the ordinary course of business;

(xiii) any Paramount Contract that is material to the business of Paramount and its Subsidiaries, taken as a whole, and contains a so-called “key person” or “essential element” provision with respect to any Paramount Associate;

(xiv) (i) any Contract that is material to the business of Paramount and its Subsidiaries, taken as a whole, and grants a change of control right or remedy, right of first refusal, right of first negotiation, option to purchase or option to exclusively license, or (ii) any Contract that includes a provision that would require a material payment in excess of $10,000,000 to the other party or parties thereto, in each case, which right or payment is triggered by or would materially impair, the consummation of the Mergers or the other Transactions;

(xv) any Material Affiliation Agreement;

(xvi) any “term deals”, “housekeeping deals”, “overall deals”, and “first look deals” as commonly understood in the entertainment industry that involved or are reasonably expected to involve fixed or guaranteed annual payments by Paramount or any of its Subsidiaries of $15,000,000 or more in the fiscal year ended December 31, 2023 or the fiscal year ending December 31, 2024;

(xvii) any Contract which provides a party, other than Paramount or any of its Subsidiaries, with a right to co-finance or co-own in excess of 10% of a Paramount Franchise Property, or otherwise exercise material control or co-control over or materially restrict the development, production or Exploitation of any Paramount Franchise Property;

(xviii) any Contract for the licensing to or Exploitation by any party other than Paramount or any of its Subsidiaries of any Property owned or controlled by Paramount or its Subsidiaries that involved annual revenue of Paramount or any of its Subsidiaries of $50,000,000 or more in the fiscal year ended December 31, 2023, excluding amounts paid by any third party to Paramount or any of its Subsidiaries to fund or reimburse development and production costs;

(xix) any Contract for the licensing to or Exploitation by Paramount or any of its Subsidiaries of any Property owned or controlled by any party other than Paramount or its Subsidiaries that involved (or would reasonably be expected to involve) annual payments by Paramount or any of its Subsidiaries of $50,000,000 or more in the fiscal year ended December 31, 2023 or 2024;

(xx) any Contract for the distribution, licensing or other Exploitation of Paramount+ or Pluto TV by a party other than Paramount or any of its Subsidiaries pursuant to (i) any Material Affiliation Agreement or (ii) a Contract with over-the-top platforms, which, in the case of clause (ii), involved (or would reasonably be expected to involve) annual revenues to Paramount or any of its Subsidiaries of $100,000,000 in the fiscal year ended December 31, 2023 or 2024;

(xxi) any Collective Bargaining Agreement, excluding any Collective Bargaining Agreement with a Guild and/or that applies on a national, area-wide, industry-wide or mandatory basis; and

(xxii) any settlement, conciliation or similar agreement (A) pursuant to which Paramount or any of its Subsidiaries is obligated after the date of this Agreement to pay consideration, in each case, in excess of $15,000,000 or (B) that would otherwise materially limit the operation of the business of Paramount and its Subsidiaries, taken as a whole, as currently operated.

(b) As of the date of this Agreement, Paramount has made available to Skydance or Skydance’s Representatives an accurate and complete copy of each Paramount Material Contract (except with such redactions as may be clearly marked on such copies). Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect: (i) as of the date hereof neither Paramount (or its applicable Subsidiary) nor, to the knowledge of Paramount, any other party is in breach of or default under any Paramount Material Contract and neither Paramount (or its applicable Subsidiary) nor, to the knowledge of Paramount, any other party has taken or failed to take any action, and no event has occurred, that with or without notice, lapse of time, or both would constitute a breach of or default under any Paramount Material Contract, (ii) as of the date hereof each Paramount Material Contract is, with respect to Paramount (or its applicable Subsidiary) and, to the knowledge of Paramount, as of the date hereof, each other party, a valid agreement, binding, and in full force and effect, (iii) to the knowledge of Paramount, as of the date hereof, each Paramount Material Contract is enforceable by Paramount (or its applicable Subsidiary) in accordance with its terms, subject to the Enforceability Exceptions and (iv) since January 1, 2023 through the day prior to the date of this Agreement, (x) Paramount has not received any written notice regarding any violation or breach or default under any Paramount Material Contract that has not since been cured, (y) no counterparty to any Paramount Material Contract has canceled or otherwise terminated, or threatened in writing to cancel or otherwise to terminate, its relationship with Paramount (or its applicable Subsidiary) and (z) no counterparty to any Paramount Material Contract has decreased materially or threatened to decrease materially or limit materially, the amount of business that any such counterparty presently engages in or presently conducts with Paramount and its Subsidiaries.

Section 3.14 Liabilities. As of the date of this Agreement, neither Paramount nor any Subsidiary of Paramount has any liability of the type required to be disclosed as a liability on a consolidated balance sheet prepared in accordance with GAAP, except for: (a) liabilities disclosed on the Paramount Balance Sheet; (b) liabilities or obligations incurred pursuant to the terms of this Agreement; (c) liabilities incurred in the ordinary course of business since January 1, 2024; (d) liabilities for performance of obligations under Paramount Contracts entered into in the ordinary course of business, consistent with past practice (other than as a result of the breach or acceleration thereof); and (e) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect.

Section 3.15 Compliance with Laws. Paramount and each Subsidiary of Paramount has been, since January 1, 2021, in compliance with all applicable Laws, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect. To the knowledge of Paramount, since January 1, 2021, neither Paramount nor any Subsidiary of Paramount has been given written notice of, or been charged with, any violation of any Law, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect. To the knowledge of Paramount, no investigation or review by any Governmental Body with respect to Paramount or any Subsidiary of Paramount is pending or, as of the date of this Agreement, threatened, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect.

Section 3.16 Certain Business Practices.

(a) Since January 1, 2021, none of Paramount, any Subsidiary of Paramount, or any of their respective directors or officers, or, to the knowledge of Paramount, any employee or agent, in each case, acting on behalf of Paramount or any Subsidiary of Paramount, has (i) been a Sanctioned Person or (ii) violated any applicable Trade Laws or Sanctions, applicable Anti-Corruption Law or any rule or regulation promulgated thereunder, applicable anti-money laundering Law and any rule or regulation promulgated thereunder or (iii) has, in violation of any applicable Anti-Corruption Law: (a) directly or indirectly paid, offered, or promised to make or offer any contribution, gift, entertainment, or other expense, (b) made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind to or for the benefit of foreign or domestic governmental officials or employees, or to foreign or domestic political parties, candidates thereof, or campaigns, (c) paid, offered, or promised to make or offer any bribe, payoff, influence payment, kickback, rebate, or other similar payment of any nature or (d) created or caused the creation of any false or inaccurate books and records of Paramount or any Subsidiary of Paramount related to any of the foregoing, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect. Paramount has established and maintains policies and procedures reasonably designed to promote and achieve compliance with any Anti-Corruption Laws, anti-money laundering Laws, Sanctions, and Trade Laws applicable to Paramount and its Subsidiaries. To the knowledge of Paramount, there are no Anti-Corruption Law-related, anti-money laundering-related, Sanctions-related or Trade Laws-related Legal Proceedings pending or threatened against Paramount or its Subsidiaries or, to the knowledge of Paramount, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Body, except, in each case, as would not be material to the business of Paramount and its Subsidiaries, taken as a whole.

(b) Neither Paramount nor any of its Subsidiaries: (i) produce, design, test, manufacture, fabricate, or develop any “critical technologies,” as that term is defined in 31 C.F.R. § 800.215; (ii) perform any of the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure,” as defined in 31 C.F.R. § 800.212; or (iii) maintain or collect, directly or indirectly, “sensitive personal data,” as defined in 31 C.F.R. § 800.241, of U.S. citizens; and, therefore, in turn, neither Paramount nor any Subsidiary of Paramount is a “TID U.S. business” within the meaning of that term in 31 C.F.R. § 800.248.

Section 3.17 Governmental Authorizations.

(a) Paramount and its Subsidiaries hold all Governmental Authorizations necessary to enable Paramount and its Subsidiaries to conduct their respective businesses in the manner in which their businesses are currently being conducted, except where the failure to hold such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect. The material Governmental Authorizations held by Paramount and its Subsidiaries are valid and in full force and effect, except where the invalidity or failure of such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect. Paramount and its Subsidiaries are each in compliance with the terms and requirements of such Governmental Authorizations, to the extent applicable to them, except where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect.

(b) Section 3.17(b) of the Paramount Disclosure Letter sets forth a complete list of the Stations (including the associated Governmental Authorization issued under the Communications Laws for each Station) and each of the FCC Licenses held by Paramount and its Subsidiaries currently in effect (the “Material Communications Licenses”). Each of the FCC Licenses is in full force and effect in accordance with its terms and has not been revoked, suspended, canceled, rescinded, terminated, or expired without the filing of a still-pending, timely-filed license renewal application. Except as would not reasonably be expected to have a Paramount Material Adverse Effect, the construction of all facilities or changes contemplated by any of the FCC Licenses or construction permits issued to modify any FCC License have been completed to the extent required to be completed as of the date hereof. The FCC Licenses have been issued for the terms expiring as indicated on Section 3.17(b) of the Paramount Disclosure Letter, it being acknowledged that certain of the FCC Licenses are subject to pending license renewal applications in which no basic qualification issues have been raised. The FCC Licenses have been issued for the full terms customarily issued by the FCC for each class of Station, or if subject to a pending renewal application, there are no facts, events or conditions known to Paramount based upon which the FCC would reasonably be expected to not grant the renewal for a full term.

(c) None of the FCC Licenses are subject to any restrictions or conditions other than those appearing on the face of the FCC Licenses or generally affecting such type of FCC License. Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, Paramount and its Subsidiaries have timely filed all reports, notifications, and filings with the FCC necessary to maintain all FCC Licenses in full force and effect, and have timely paid all FCC regulatory fees with respect thereto. Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, Paramount and its Subsidiaries hold all FCC authorizations necessary to operate the Stations as they are currently being operated, and such operation is in compliance with such authorizations in all material respects.

(d) Except for actions or proceedings affecting such type of FCC License or Material Communications License generally, no application or proceeding or decision is pending or, to the knowledge of Paramount, threatened that is reasonably likely to result in (i) the denial of an application for renewal of any FCC License or any Material Communications License, (ii) the revocation, materially adverse modification, non-renewal or suspension of any of the FCC Licenses or Material Communications Licenses, (iii) the issuance of a material cease-and-desist order, or (iv) the imposition of any material forfeiture with respect to any of the Stations. There is not now issued, outstanding, pending or, to the knowledge of Paramount, threatened, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability, or notice of forfeiture reasonably expected to have a Paramount Material Adverse Effect with respect to any of the FCC Licenses or the Stations. As of the date of this Agreement, neither Paramount nor any Subsidiary of Paramount, nor any Station, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, (i) each Station is currently broadcasting for the required minimum schedule under the Communications Laws and has not been silent nor operating on less than the required minimum schedule for a period of time of more than thirty (30) days during the current license term without FCC authority or application therefor, (ii) the Stations, their respective physical facilities, electrical and mechanical systems and transmitting and studio equipment are being operated in compliance with the applicable FCC Licenses and the requirements of the Communications Laws, and (iii) Paramount, the Subsidiaries of Paramount and the Stations are in compliance with all requirements of the FCC and the Federal Aviation Administration with respect to the construction or alteration of the antenna structures owned by Paramount, any Subsidiary of Paramount or any Station.

(f) Paramount is in compliance with Section 310(b)(4) of the Communications Act and associated provisions of the FCC Rules, without need for a declaratory ruling from the FCC permitting foreign investment at levels greater than twenty-five percent (25%) of total equity or voting interests.

Section 3.18 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect: (i) each of the Tax Returns required to be filed by Paramount or any Subsidiary of Paramount has been filed on or before the applicable due date (taking into account any extension of such due date), and all such Tax Returns are true, accurate, and complete in all respects, (ii) all Taxes due and payable by or required to have been paid by Paramount or any Subsidiary of Paramount (whether or not shown as due and owing on any Tax Returns) have been timely paid by Paramount or such Subsidiary of Paramount and (iii) Paramount and each Subsidiary of Paramount has withheld and timely paid over to the appropriate Governmental Body all Taxes required to have been withheld and paid over by it in connection with any amounts paid or owing to any Paramount Associate, employee, former employee, independent contractor, creditor, stockholder or other Person.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect: (i) no deficiency or proposed adjustment for any Tax has been asserted or assessed by any Taxing Authority against Paramount or any Subsidiary of Paramount, which deficiency has not been paid, settled, or withdrawn, (ii) no examination or audit of, or other Legal Proceeding with respect to, any Tax Return of Paramount or any Subsidiary of Paramount is currently in progress or pending, or, to Paramount’s or any of its Subsidiary’s knowledge, threatened, (iii) there is no Encumbrance for Taxes (other than for Taxes not yet due and payable) upon any asset of Paramount or of any Subsidiary of Paramount, (iv) no written claim has been made by any Governmental Body in a jurisdiction in which Paramount or any Subsidiary of Paramount, as applicable, does not file Tax Returns (or pay a specified type of Tax) that it is or may be required to file Tax Returns in, or is subject to such type of Tax by, that jurisdiction, (v) there is not in effect any waiver, modification or extension by Paramount or any Subsidiary of Paramount of any statute of limitations with respect to any Taxes (or the assessment or collection of any Taxes) of Paramount or any Subsidiary of Paramount (except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business) and (vi) none of Paramount or any Subsidiary of Paramount has agreed to any modification, waiver or extension of time for filing any Tax Return that has not been filed and no request for any waiver, modification or extension described in this sentence is currently pending.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect: (i) neither Paramount nor any Subsidiary of Paramount is a party to any Tax sharing agreement, Tax indemnity agreement, or similar agreement with respect to Taxes that would have a continuing effect after the Closing Date or which would bind New Paramount or any Subsidiary of New Paramount after the Closing Date (other than customary commercial agreements or arrangements entered into in the ordinary course of business no primary purpose of which relates to Taxes), and (ii) neither Paramount nor any Subsidiary of Paramount (a) has been a member of an “affiliated group” (within the meaning of Section 1504(a) of the Code or similar provision of state, local or non-U.S. Law) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Paramount or any Subsidiary of Paramount) or (b) has any liability for the Taxes of another Person (other than Paramount or any Subsidiary of Paramount) pursuant to applicable Law (including under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or non-U.S. Law)), as a transferee or successor, or by Contract (other than customary commercial agreements or arrangements entered into in the ordinary course of business no primary purpose of which relates to Taxes).

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect: neither Paramount nor any Subsidiary of Paramount will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Closing, (ii) the use of an incorrect method of accounting prior to the Closing Date, (iii) any “closing agreement” executed prior to the Closing or any agreement with any Taxing Authority entered into or any ruling received or requested from any Taxing Authority on or prior to the Closing Date, (iv) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code entered into or existing prior to the Closing, (v) any prepaid amount received, or paid, on or prior to the Closing or any deferred revenue accrued or existing on or before the Closing Date, or (vi) any installment sale or open transaction disposition occurring on or before the Closing Date. Neither Paramount nor any Subsidiary of Paramount has made an election pursuant to Section 965(h) of the Code.

(e) In the prior two years, neither Paramount nor any Subsidiary of Paramount has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to be governed in whole or in part under Section 355 of the Code (or under so much of Section 356 of the Code as it relates to Section 355 of the Code).

(f) Neither Paramount nor any Subsidiary of Paramount is or has entered into any “listed transaction” within the meaning of Sections 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(g) Neither Paramount nor any Subsidiary of Paramount has taken or agreed to take any action not contemplated by this Agreement, nor is Paramount or any Subsidiary of Paramount, after due inquiry, aware of any fact or circumstance, that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment or Paramount Tax Counsel from providing the Tax Opinion.

(h) This Section 3.18 and Section 3.19 set forth the sole and exclusive representations and warranties of Paramount with respect to Tax matters.

Section 3.19 Employee Matters; Employee Plans.

(a) Neither Paramount nor any Subsidiary of Paramount (i) is party to or bound by a Collective Bargaining Agreement; (ii) is currently negotiating a Collective Bargaining Agreement or (iii) has an obligation to bargain with any union, works council, employee association or other similar labor organization, in each case, excluding Collective Bargaining Agreements with a Guild and/or that apply on a national, area-wide, industry-wide or mandatory basis. Neither the execution and delivery of this Agreement nor the consummation of the Mergers (either alone or in conjunction with any other event) will require the consent of, or advance notification to or consultation with, any works councils, unions or similar labor organizations (including, for the avoidance of doubt, any Guilds) with respect to employees of

Paramount or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect: (i) since January 1, 2021, there has not been any unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting Paramount, any Subsidiary of Paramount or any of their respective employees; and (ii) there is not now pending or, to the knowledge of Paramount, threatened unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity, or any similar activity or dispute.

(b) There is no (and, since January 1, 2021, has been no) Legal Proceeding ongoing, pending or, to the knowledge of Paramount, threatened, arising out of or relating to the employment or engagement of any Paramount Associate by Paramount or any Subsidiary of Paramount or any labor or employment practice of Paramount or any Subsidiary of Paramount, including arising out of or relating to any Paramount Employee Plan, other than any Legal Proceeding that would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect. Paramount and each Subsidiary of Paramount has at all times since January 1, 2021 complied with the WARN Act, as applicable.

(c) Paramount and each Subsidiary of Paramount is in compliance and, since January 1, 2021, has complied with all applicable Laws related to labor or employment (which for the avoidance of doubt includes all Contracts for labor or employment, including all Collective Bargaining Agreements by which Paramount or any Subsidiary of Paramount is bound), including all Laws regarding any term or condition of employment, employment practices, pensions obligations, hiring, payment of wages and hours of work, collective bargaining, worker classification (including the proper classification of workers as independent contractors and of employees as exempt or non-exempt), background checks, leaves of absence, plant closing and mass layoff notification, privacy rights, labor disputes, workplace safety, retaliation, immigration, accommodations, harassment and discrimination matters, and termination of employment, except any lack of compliance that would not, individually or in the aggregate, reasonably be expected to result in a Paramount Material Adverse Effect.

(d) Section 3.19(d) of the Paramount Disclosure Letter sets forth, as of the date of this Agreement, a complete list of each material Paramount Employee Plan (which, for the avoidance of doubt for the purposes of this Agreement, includes the Paramount U.K. DB Plans) (other than (i) Employee Plans sponsored or maintained by or provided through any Guild and (ii) employment agreements or offer letters that both (x) do not provide for change in control payments or benefits and (y) either do not provide for annual base salary in excess of $1,000,000 or do not materially deviate from Paramount’s or its applicable Subsidiary’s standard forms set forth on Section 3.19(d) of the Paramount Disclosure Letter). Paramount has made available to Skydance or Skydance’s Representatives with respect to each material Paramount Employee Plan (other than Employee Plans sponsored or maintained by or provided through any Guild and excluding for this purpose all employment agreements and offer letters that both (i) do not provide for change in control payments or benefits and (ii) either do not provide for annual base salary in excess of $1,000,000 or do not otherwise materially deviate from Paramount’s or its applicable Subsidiary’s standard forms) accurate and complete copies of the following, as relevant: (i) all plan documents and all material amendments thereto, and all related trust or other funding documents (including any guarantee, letter of credit or other form of security in respect of either Paramount U.K. DB Plan); (ii) any currently effective determination letter or opinion letter received from the IRS (or comparable ruling or letter from any non-U.S. Governmental Body); (iii) the most recent actuarial valuation report and any subsequent funding update, and the most recent Form 5500 and all schedules thereto; and (iv) all material, non-routine written communications with the Department of Labor, IRS or any other Governmental Body relating to any audit, investigation or similar proceeding with respect to such Paramount Employee Plan sent or received since January 1, 2021.

(e) Section 3.19(e) of the Paramount Disclosure Letter sets forth (other than plans sponsored or maintained by or provided through any Guild to which the “entertainment industry” exception set forth in Section 4203(c) of ERISA applies) (i) the Paramount U.K. DB Plans and each other plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or any other defined benefit plan with respect to which Paramount, any Subsidiary of Paramount or any of their respective ERISA Affiliates contributes, or has or could reasonably be expected to have any direct or indirect liability (contingent or otherwise) (each, a “Paramount Pension Plan”) and (ii) each “multiemployer plan” within the meaning of Section 3(37) of ERISA with respect to which Paramount, any Subsidiary of Paramount or any of their respective ERISA Affiliates contributes, or has or could reasonably be expected to have any direct or indirect liability (contingent or otherwise) (each, a “Paramount Multiemployer Plan”). Except for the Paramount Pension Plans and Paramount Multiemployer Plans and, except for plans sponsored or maintained by or provided through any Guild to which the “entertainment industry” exception set forth in Section 4203(c) of ERISA applies, none of Paramount, any Subsidiary of Paramount or any of their respective ERISA Affiliates sponsors, maintains, contributes to or otherwise has liability, whether actual or contingent, with respect to (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan or any “multiemployer plan,” each within the meaning of Section 4001 of ERISA, (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (iv) any U.K. defined benefit pension arrangement.

(f) With respect to each Paramount Pension Plan, except as would not, individually or in the aggregate, reasonably be expected to result in a Paramount Material Adverse Effect: (i) no such Paramount Pension Plan has failed to meet minimum funding standards set forth in Sections 412 and 430 of the Code or Sections 302 and 303 of ERISA, (ii) no such Paramount Pension Plan has been determined to be in “at-risk” status, within the meaning of Section 430 of the Code or Section 303 or Title IV of ERISA, (iii) no unsatisfied liability to the Pension Benefit Guaranty Corporation (the “PBGC”) has been incurred (other than for non-delinquent premiums), (iv) there has been no “reportable event” within the meaning of Section 4043 of ERISA for which Paramount has failed to timely report to the PBGC; (v) no notice of intent to terminate such Paramount Pension Plan has been filed with the PBGC and no amendment terminating such Paramount Pension Plan has been adopted and no proceedings to terminate such Paramount Pension Plan instituted by the PBGC are pending or, to the knowledge of Paramount, threatened; (vi) no event or condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such Paramount Pension Plan; and (vii) no lien has arisen or would reasonably be expected to arise under ERISA or the Code on the assets of Paramount or its Subsidiaries in connection with any Paramount Pension Plan.

(g) With respect to each Paramount Multiemployer Plan, except as would not, individually or in the aggregate, reasonably be expected to result in a Paramount Material Adverse Effect: (i) to the knowledge of Paramount, no such Paramount Multiemployer Plan is insolvent, within the meaning of Section 4245 of ERISA; (ii) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been or is reasonably expected to be incurred by Paramount, its Subsidiaries or any of their respective ERISA Affiliates, and, to the knowledge of Paramount, no event has occurred that has resulted or would reasonably be expected to result in the incurrence by Paramount, its Subsidiaries or any of their respective ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from, or termination of, any Paramount Multiemployer Plan; (iii) none of Paramount, its Subsidiaries or any of their respective ERISA Affiliates has incurred or expects to incur any liability (including any indirect, contingent or secondary liability) to or on account of such Paramount Multiemployer Plan pursuant to Section 436(f) of the Code or Sections 515, 4201, 4204 or 4212 of ERISA; (iv) Paramount, its Subsidiaries and their respective ERISA Affiliates have timely made all required contributions (including installments) in full, and are not delinquent in any contributions, to such Paramount Multiemployer Plan; (v) to the knowledge of Paramount, no proceeding has been initiated by the PBGC to terminate such Paramount Multiemployer Plan or is threatened; (vi) to the knowledge of Paramount, no Paramount Multiemployer Plan is in “endangered or critical” status, within the meaning of Section 432 of the Code or Section 305 of ERISA; and (vii) no lien has arisen or would reasonably be expected to arise under ERISA or the Code on the assets of Paramount or its Subsidiaries in connection with any Paramount Multiemployer Plan.

(h) (i) Each of the Paramount Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or is entitled to rely upon a favorable opinion letter, if applicable) as to its qualified status under the Code, (ii) to the knowledge of Paramount, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status for any such Paramount Employee Plan and (iii) except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, each of the Paramount Employee Plans is now, and has since January 1, 2021, been established, funded and operated in compliance with its terms and all applicable Laws, including but not limited to ERISA and the Code.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, with respect to each Paramount Employee Plan that is subject to Laws of a jurisdiction outside of the United States or provides compensation or benefits to or for the benefit of any Paramount Associates that primarily reside outside of the United States: (i) if such Paramount Employee Plan is intended to qualify for special tax treatment, such Paramount Employee Plan meets (and at all times has met) all the requirements for such treatment, and no facts or circumstances exist that could adversely affect such qualified treatment; and (ii) each such Paramount Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(j) Except pursuant to the Paramount Employee Plans set forth on Section 3.19(j) of the Paramount Disclosure Letter or to the extent required under Section 601 et seq. of ERISA or Section 4980B of the Code (or any other similar non-U.S., state or local Law), no Paramount Employee Plan provides and none of Paramount, its Subsidiaries or any of their respective ERISA Affiliates has any present or future obligation to provide post-employment or post-retirement medical, life insurance or other welfare benefits to any Paramount Associate (or spouse, dependent or beneficiary thereof).

(k) Except as expressly provided in this Agreement or as set forth on Section 3.19(k) of the Paramount Disclosure Letter, the consummation of the Transactions (either alone or in combination with any other event) will not (i) result in any compensatory payment or benefit becoming due, or increase the amount of any such payment or benefit, to any Paramount Associate or under any Paramount Employee Plan, excluding (for clarity) any severance payment or benefit that would be due without regard to the occurrence of the consummation of the Transactions; (ii) result in the acceleration of the time of payment, funding, or vesting of any payment or benefit to any Paramount Associate or under any Paramount Employee Plan; (iii) limit Paramount’s or any Subsidiary of Paramount’s right to amend, modify or terminate any Paramount Employee Plan or related trust; or (iv) result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the payment of an excise Tax by any Person under Section 4999 of the Code.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Paramount Material Adverse Effect, (i) each Paramount Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in material operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Paramount Employee Plan; and (ii) no amounts paid or payable by Paramount or any Subsidiary of Paramount to or for the benefit of any Paramount Associate have been or are reasonably expected to be subject to any Tax or penalty imposed under Section 457A of the Code. There is no agreement, plan, Contract or other arrangement to which Paramount or any Subsidiary of Paramount is a party or by which Paramount or any Subsidiary of Paramount is otherwise bound to compensate any Paramount Associate in respect of Taxes pursuant to Sections 409A or 4999 of the Code.

(m) Except as would not reasonably be expected to have, individually or in the aggregate, a Paramount Material Adverse Effect, no Legal Proceeding (other than routine claims for benefits in the ordinary course) is (or, since January 1, 2021, has been) ongoing, pending, or, to the knowledge of Paramount, threatened against or in respect of any Paramount Employee Plan, the assets of any of the trusts under any Paramount Employee Plan or the plan sponsor, administrator, trustee or any fiduciary of any Paramount Employee Plan with respect to the operation thereof.

(n) To the knowledge of Paramount, (i) save in relation to the Paramount U.K. DB Plans, neither Paramount nor any of its Subsidiaries is or has ever been an “employer” nor (except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect) is, or has in the last six years been, an “associate of” or “connected with” an “employer” (as those terms in quotation marks are used in the U.K. Pensions Act 2004) of any U.K. defined benefit pension arrangement and (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, each Paramount U.K. DB Plan has been properly and validly established, amended, operated, administered, funded and actuarially valued at all times in all material respects in accordance with its governing terms and applicable Law.

(o) Since January 1, 2021, (i) no material allegations of sexual harassment or sexual misconduct have been made by any current or former employee of Paramount or any Subsidiary of Paramount against any current or former executive or officer of Paramount or any Subsidiary of Paramount, (ii) neither Paramount nor any Subsidiary of Paramount has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by an executive or officer of Paramount or any Paramount Subsidiary, and (iii) Paramount and the Paramount Subsidiaries have promptly, thoroughly, and impartially investigated all material allegations of sexual harassment or sexual misconduct of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations that is reasonably calculated to prevent further harassment and misconduct with respect to each allegation with potential merit. No allegation of sexual harassment or sexual misconduct would reasonably be expected to result in any material loss to Paramount and its Subsidiaries, taken as a whole, and no such allegations have been made, that if known to the public, would reasonably be expected to bring Paramount or any of its Subsidiaries into material disrepute.

Section 3.20 Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect: (a) Paramount and each of the Subsidiaries of Paramount is, and since January 1, 2021, has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses; (b) as of the date of this Agreement, there is no Legal Proceeding or Order arising under any Environmental Law that is pending or, to the knowledge of Paramount, threatened in writing against Paramount or any Subsidiary of Paramount; (c) to the knowledge of Paramount, there is and has been no Hazardous Material present or Released on, at, under, or from any property or facility, including the Paramount Owned Real Property and the Paramount Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of Paramount or any Subsidiary of Paramount under any Environmental Law; and (d) neither Paramount nor any Subsidiary of Paramount has assumed, undertaken, or otherwise become subject to any known liability of another Person arising under Environmental Laws other than any indemnity in Paramount Material Contracts or other licenses, leases, or sub-leases for real property. This Section 3.20 sets forth the sole and exclusive representations and warranties of Paramount with respect to matters arising under Environmental Laws.

Section 3.21 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect, (a) Paramount and its Subsidiaries maintain or are otherwise covered by insurance in such amounts and against such risks as is sufficient to comply with applicable Law and Contracts to which Paramount or any Subsidiary of Paramount is a party or is bound; and (b) as of the date of this Agreement, all insurance policies with respect to the business and assets of Paramount and its Subsidiaries are in full force and effect (except for any expiration thereof in accordance with their terms), all premiums due thereon have been paid in full, no written notice of cancellation or modification has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

Section 3.22 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of Paramount, threatened in writing, against Paramount or any Subsidiary of Paramount, or any property or asset of Paramount or any Subsidiary of Paramount, other than any Legal Proceeding that would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect or to prevent or materially impair the ability of Paramount to consummate the Mergers by the End Date.

(b) As of the date of this Agreement, there is no Order to which Paramount or any Subsidiary of Paramount is subject that would, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect.

Section 3.23 Opinion of Financial Advisor. The Paramount Special Committee has received the opinion of Centerview Partners LLC (the “Paramount Special Committee Financial Advisor”), as the financial advisor to the Paramount Special Committee, on or prior to the date of this Agreement, that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the New Paramount Merger Consideration to be paid to the holders of Paramount Shares (other than Excluded Shares), taken in the aggregate, pursuant to this Agreement is fair, from a financial point of view, to such holders. Paramount shall provide a copy of such written opinion to Skydance solely for informational purposes and on a non-reliance basis as promptly as practicable following the execution of this Agreement. As of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

Section 3.24 Financial Advisor. Except for the Paramount Special Committee Financial Advisor pursuant to the Paramount Special Committee Financial Advisor Engagement Letter, no broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage, finder’s, or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Mergers based upon arrangements made by or on behalf of Paramount or any Subsidiary of Paramount. Paramount has, prior to the execution and delivery of this Agreement, made available to Skydance a true, correct, and complete copy of Paramount’s engagement letter with the Paramount Special Committee Financial Advisor relating to the Mergers as in effect on the date of this Agreement (the “Paramount Special Committee Financial Advisor Engagement Letter”).

Section 3.25 Related Party Transactions. As of the date of this Agreement, other than any Paramount Employee Plan, neither Paramount nor any of its Subsidiaries is party to any transaction or arrangement or series of related transactions or arrangements between Paramount or a Subsidiary of Paramount, on the one hand, and any (a) present or former executive officer (as such term is defined in the Exchange Act) or director of Paramount or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Paramount or any of its Subsidiaries whose status as a 5% holder is known to Paramount as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clauses (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of Paramount), on the other hand, in each case as would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Paramount Related Party Transaction”).

Section 3.26 Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of Paramount or any Subsidiary of Paramount expressly for inclusion in (a) the Information Statement to be filed by Paramount with the SEC will, on the date the Information Statement is first mailed to stockholders of Paramount and (b) the Registration Statement will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by Paramount with respect to any information or statement made or incorporated by reference in the Information Statement or Registration Statement that was not supplied by or on behalf of Paramount or any Subsidiary of Paramount for use therein.

Section 3.27 No Other Representation.

(a) Except for the express written representations and warranties made by Paramount in this Agreement or in any instrument or other document delivered pursuant to this Agreement or in the Subscription Agreements, none of Paramount, New Paramount or any Merger Sub makes any express or implied representation or warranty with respect to Paramount or any Paramount Affiliate or their respective businesses, operations, assets, liabilities, or condition (financial or otherwise). Notwithstanding anything to the contrary in this Agreement, each of Paramount, New Paramount and each Merger Sub hereby acknowledges and agrees that except for the express written representations and warranties made by Skydance, the Blocker Holders and the Equity Investors in this Agreement or in any instrument or other document delivered pursuant to this Agreement or in any other Transaction Document, none of Skydance, the Blocker Holders or any other Person has made or makes any express or implied representation or warranty with respect to Skydance, any Skydance Affiliate, the Blocker Holders, any Affiliate of any Blocker Holder or their respective businesses, operations, assets, liabilities or condition (financial or otherwise).

(b) Notwithstanding anything to the contrary in this Agreement, each of Paramount, New Paramount and each Merger Sub hereby acknowledges and agrees (on its own behalf and on behalf of the Paramount Parties) that: (i) except for the representations and warranties of Skydance expressly set forth in Article IV, the representations and warranties of each Blocker Holder expressly set forth in Article V, the representations and warranties of Skydance or any Blocker Holder in any instrument or other document delivered pursuant to this Agreement, and the representations and warranties of Skydance, the Blocker Holders or the Equity Investors expressly set forth in any other Transaction Document, (x) none of the Skydance Parties or the Blocker Holders makes, or has made, any representation or warranty and (y) none of the Paramount Parties is relying on, or has relied on, any representation or warranty made, or information provided, by or on behalf of any Skydance Party or the Blocker Holders, in each case, regarding any Skydance Party, any Blocker Holder or their respective businesses, this Agreement, the

Mergers, or any other related matter; and (ii) each of Paramount, New Paramount and each Merger Sub is a sophisticated purchaser and has made its own independent investigation, review, and analysis regarding Skydance, the Skydance Subsidiaries, the Blockers and the Mergers, which investigation, review, and analysis were conducted by Paramount, New Paramount and the Merger Subs together with expert advisors, including legal counsel, that they have engaged for such purpose.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SKYDANCE

Skydance hereby represents and warrants to Paramount, New Paramount and each Merger Sub as follows (it being understood that each representation and warranty in this Article IV is subject to the exceptions and disclosures set forth in the Skydance Disclosure Letter (subject to Section 10.12)):

Section 4.1 Due Organization; Subsidiaries.

(a) Skydance is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of California (“California Law”) and has all necessary power and authority to (i) conduct its business in the manner in which its business is currently being conducted, (ii) own and use its assets in the manner in which its assets are currently owned and used and (iii) perform its obligations under all Contracts by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect.

(b) Skydance is qualified or licensed to do business as a foreign Entity, and is in good standing (to the extent a concept of “good standing” is recognized), in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed, or in good standing would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect.

(c) Section 4.1(c) of the Skydance Disclosure Letter identifies each Subsidiary of Skydance (each, a “Skydance Subsidiary”, and collectively, the “Skydance Subsidiaries”) and indicates its jurisdiction of organization. Each Skydance Subsidiary is a corporation or other business Entity duly incorporated or organized (as applicable), validly existing, and in good standing (to the extent a concept of “good standing” is recognized) under the laws of its jurisdiction of incorporation or organization and has full corporate or other organizational power and authority required to own, lease, or operate, as appropriate, the assets and properties that it purports to own, lease, and operate and to carry on its business as now conducted, and is qualified to do business in each jurisdiction where such qualification is necessary, except, in each case, where any failure thereof would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect. All outstanding shares of capital stock or voting securities of, or other equity interests in, each Skydance Subsidiary, which are held, directly or indirectly, by Skydance, have been duly authorized, validly issued, fully paid, nonassessable, and are owned by Skydance, by another Skydance Subsidiary, or by Skydance and another Skydance Subsidiary, free and clear of all Encumbrances other than restrictions imposed by applicable securities laws or the organizational documents of any such Subsidiary or any Permitted Encumbrances.

(d) Skydance has made available to Paramount or Paramount’s Representatives accurate and complete copies of the articles of organization, operating agreement and other organizational documents of Skydance and each of the Skydance Subsidiaries, including all amendments thereto, as in effect on the date of this Agreement. None of Skydance or the Skydance Subsidiaries is in violation of any provision of its articles of organization, operating agreement and other organizational documents, except for violations that would not, individually or in the aggregate, have or reasonably be expected to have a Skydance Material Adverse Effect or be expected to prevent or materially impair the ability of Skydance to consummate the Skydance Merger or the other Transactions to which it is party.

(e) Section 4.1(e) of the Skydance Disclosure Letter sets forth, as of the date of this Agreement, any Person (other than a Subsidiary of Skydance) in which Skydance or any of its Subsidiaries holds capital stock or other equity interests (x) representing at least 20% of the outstanding equity of such Person and (y) involved annual revenue in excess of $50,000,000 in the fiscal year ended December 31, 2023 for which Skydance and the Skydance Subsidiaries have made or are committed to make capital contributions in excess of $25,000,000 in the aggregate (each such person, a “Skydance Material Joint Venture”).

Section 4.2 Capitalization.

(a) The issued and outstanding equity interests of Skydance as of the Reference Date are as set forth on Section 4.2(a) of the Skydance Disclosure Letter, which sets forth the number and class of Skydance Membership Units outstanding as of close of business on the Reference Date, including the name of the record owner thereof and the number of Skydance Membership Units held thereby, and for each Skydance Profits Interest Unit, including the number of vested and unvested Skydance Profits Interest Units subject thereto (as defined in the Skydance LLC Agreement). All outstanding Skydance Membership Units have been duly authorized and validly issued and are fully paid and non-assessable and were created in accordance with applicable Law and the Skydance LLC Agreement. The Skydance Membership Units have been granted or issued in compliance in all material respects with all applicable federal securities laws and all applicable foreign and state securities or “blue sky” laws. The Allocation Statement delivered to Paramount was prepared in accordance with the Skydance LLC Agreement (including with respect to the calculations and determinations set forth therein).

(b) As of the Reference Date, (i) no Skydance Membership Unit is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance, or any similar right (other than, with respect to Skydance Profits Interest Units, as set forth in the Skydance LLC Agreement, the applicable Skydance Equity Plan or the award agreement evidencing such Skydance Profits Interest Units); (ii) no outstanding Skydance Membership Unit is subject to any right of first refusal in favor of Skydance; (iii) no outstanding bond, debenture, note, or other Indebtedness of Skydance has a right to vote on any matter on which Skydance Members have a right to vote; and (iv) no Skydance Contract restricts any Person from purchasing, selling, pledging, or otherwise disposing of (or from granting any option or similar right with respect to), any Skydance Membership Unit. Skydance is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem, or otherwise acquire any outstanding Skydance Membership Unit (other than, with respect to Skydance Profits Interest Units, as set forth in the Skydance LLC Agreement, the applicable Skydance Equity Plan or the award agreement evidencing such Skydance Profits Interest Units).

(c) Skydance has made available to Paramount or Paramount’s Representatives copies of the Skydance Equity Plans covering Skydance Profits Interest Units that are outstanding as of the date hereof and the forms of all award agreements evidencing such Skydance Profits Interest Units. All Skydance Profits Interest Units have been issued in compliance in all material respects with applicable Law. Other than pursuant to the Skydance Equity Plans or as set forth in this Section 4.2, as of the close of business on the Reference Date, there is no issued, reserved for issuance, outstanding, or authorized option, restricted unit award, equity appreciation, phantom equity, profit participation, or similar right, or compensatory equity or equity-linked award with respect to Skydance or any Skydance Subsidiary to which Skydance or any Skydance Subsidiary is a party or by which Skydance or any Skydance Subsidiary is bound.

(d) Except as set forth in this Section 4.2, as of the close of business on the Reference Date, there is no: (i) outstanding equity or other ownership interest in Skydance; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable) or agreement to acquire any membership interest or other equity or ownership interest, restricted stock unit, stock-based performance unit, or any other right that is linked to, or the value of which is based on or derived from the value of any share of membership or other equity or ownership interests or other securities of Skydance, in each case, issued by Skydance or to which Skydance is bound; (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any membership or other equity or ownership interests or other securities of Skydance; or (iv) rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Skydance is or may become obligated to sell or otherwise issue any membership interests or any other equity or ownership interest.

Section 4.3 Authority; Binding Nature of Agreement. Skydance has the necessary limited liability company power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. The Skydance Board has, at a meeting duly called and held on or prior to the date of this Agreement, (a) determined that this Agreement and the Transactions are advisable and in the best interests of Skydance and the Skydance Members, (b) approved and declared advisable this Agreement and the Transactions and (c) approved the execution, delivery and performance by Skydance of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein. No other action on the part of Skydance or any Skydance Subsidiary is necessary to authorize the execution, delivery and performance by Skydance of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein. This Agreement has been duly executed and delivered by Skydance and, assuming due execution and delivery by the other Parties, constitutes the valid and binding agreement of Skydance, enforceable against Skydance in accordance with its terms, subject to the Enforceability Exceptions and except as would not reasonably be expected to prevent or materially impair the ability of Skydance to consummate the Skydance Merger or the Transactions to which it is party.

Section 4.4 Non-Contravention; Consents.

(a) Assuming the accuracy of the representations and warranties of Paramount in Section 3.16(b), the execution and delivery of this Agreement by Skydance does not, and the performance of this Agreement by Skydance and the consummation by Skydance of the Transactions will not, (i) conflict with or violate any of the articles of organization, operating agreement or other organizational documents of Skydance, or any similar organizational documents of any Skydance Subsidiary, (ii) assuming that all consents, approvals, and other authorizations described in Section 4.4(b) have been obtained and that all filings and other actions described in Section 4.4(b) have been made or taken, conflict with or violate any Law applicable to Skydance or by which any property or asset of Skydance or any Skydance Subsidiary is bound or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by Skydance or any Skydance Subsidiary under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the loss of any benefit under, or the creation of any Encumbrance (other than Permitted Encumbrances) on the properties or assets of Skydance pursuant to, any Skydance Material Contract, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflict, violation, breach, default, or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect or reasonably be expected to prevent or materially impair the ability of Skydance to consummate the Skydance Merger or the Transactions to which it is party.

(b) Assuming the accuracy of the representations and warranties of Paramount in Section 3.16(b), the execution and delivery of this Agreement by Skydance does not, and the performance of this Agreement by Skydance and the consummation by Skydance of the Transactions will not, require any consent, approval, authorization, or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Body except for (i) the filing of the Skydance Certificate of Merger with the California Secretary of State pursuant to the CLLCA, (ii) the premerger notification and waiting period requirements of the HSR Act, (iii) the FCC Consent, (iv) any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing set forth in Section 4.4(b) of the Skydance Disclosure Letter and (v) any other consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing, which, in each case, if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect or reasonably be expected to prevent or materially impair the ability of Skydance to consummate the Skydance Merger or the Transactions to which it is party.

Section 4.5 Vote Required. The affirmative vote or approval of (i) the holders of a majority of each class of the Skydance Membership Units outstanding and (ii) each of the Skydance Members listed on Section 4.5 to the Skydance Disclosure Letter (collectively, the “Skydance Member Approval”) are the only votes or approvals of the holders of any class or series of Skydance’s equity interests, or any holder of any other security of Skydance, required in connection with the adoption of this Agreement and the approval of the consummation of the Mergers, and will be sufficient to approve this Agreement and the Transactions, including the Mergers, in accordance with the CLLCA and Skydance’s organizational documents. Skydance has obtained the Skydance Member Approval pursuant to a written consent executed by the requisite Skydance Members (the “Skydance Written Consent”). As of the date of this Agreement,

Skydance has made available to Paramount or Paramount’s Representatives an accurate and complete copy of the Skydance Written Consent.

Section 4.6 Financial Statements; Internal Controls.

(a) Section 4.6(a) of the Skydance Disclosure Letter contains true, complete and accurate copies of the audited consolidated financial statements consisting of the balance sheets of Skydance as of December 31, 2021, December 31, 2022, and December 31, 2023 (the balance sheet of Skydance as of December 31, 2023, the “Skydance Balance Sheet”), and the related consolidated statements of operations, comprehensive income and retained earnings for each of the years then ended (collectively the “Skydance Financial Statements”). True, correct and complete copies of the Skydance Financial Statements have been provided to Paramount. The Skydance Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements); (ii) fairly present, in all material respects, the consolidated financial position of Skydance and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Skydance and its consolidated Subsidiaries for the periods covered thereby; and (iii) were prepared from, and are in accordance with, the books and records of Skydance and the Skydance Subsidiaries (which books and records are correct and complete in all material respects). Except as required by applicable Law, since January 1, 2021, there has been no change in any accounting principles, policies, methods or practices, including any change with respect to reserves (whether for bad debt, contingent liabilities or otherwise), of Skydance and the Skydance Subsidiaries.

(b) Skydance maintains, and at all times since January 1, 2021 has maintained, a system of internal controls over financial reporting that has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Skydance; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and executed only in accordance with authorizations of management and directors of Skydance; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Skydance that could have a material effect on Skydance’s consolidated financial statements. Since January 1, 2021, none of Skydance, the Skydance Board, its audit committee or, to the knowledge of Skydance, Skydance’s independent registered accounting firm, has identified or been made aware of any: (A) significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Skydance; (B) illegal act or fraud, whether or not material, that involves the management or other employees of Skydance who have a significant role in Skydance’s internal controls over financial reporting; or (C) claim or allegation regarding any of the foregoing.

(c) Neither Skydance nor any Skydance Subsidiary is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership, or any similar Contract (including any Contract arising out of or relating to any transaction or relationship between or among Skydance and any Skydance Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose Entity, on the other hand, or any “off-balance sheet arrangement”) where the result, purpose, or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Skydance or any Skydance Subsidiary in the Skydance Financial Statements.

Section 4.7 Absence of Changes.

(a) Since December 31, 2023 and through the date of this Agreement, there has not occurred any Skydance Material Adverse Effect.

(b) Except as contemplated by this Agreement, from December 31, 2023 through the date of this Agreement, Skydance and the Skydance Subsidiaries have operated their respective businesses in all material respects in the ordinary course of business (except for discussions, negotiations, and transactions related to this Agreement or other potential strategic transactions).

Section 4.8 Title to Assets. Skydance and each Skydance Subsidiary has good and valid title to all material assets (excluding, to the extent relevant, any Intellectual Property Rights, which are covered under Section 4.10) owned by it as of the date of this Agreement, or valid leasehold interests in or valid right to use all other material assets of Skydance and the Skydance Subsidiaries, and including all material assets reflected on the Skydance Financial Statements, subject to Permitted Encumbrances, except (a) for assets sold or otherwise disposed of in the ordinary course of business since January 1, 2024 or (b) where such failure would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect.

Section 4.9 Real Property.

(a) Skydance or one of the Skydance Subsidiaries is the sole owner of each parcel of material real property owned by Skydance or its Subsidiaries, and Section 4.9(a) of the Skydance Disclosure Letter sets forth a list of each such material owned real property (the “Skydance Owned Real Property”). Skydance or one of the Skydance Subsidiaries has good and valid title and, to the knowledge of Skydance, insurable title to the Skydance Owned Real Property, and the Skydance Owned Real Property is free and clear of any Encumbrance, except for Permitted Encumbrances. Except for third-party licenses arrangements pursuant to ordinary course production operations, neither Skydance nor any Skydance Subsidiary has entered into a material lease, license or otherwise granted any Person the right to use or occupy the Skydance Owned Real Property or any material portion thereof. There are no outstanding options, rights of first offer or rights of first refusal for the benefit of any third parties to purchase any Skydance Owned Real Property or any material portion thereof.

(b) Skydance or one of the Skydance Subsidiaries holds a valid and existing leasehold interest in the material real property that is leased, subleased, licensed, used, or otherwise occupied by Skydance or such Subsidiary, as applicable, from another Person (the “Skydance Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances, and Section 4.9(b) of the Skydance Disclosure Letter sets forth a list of each such Skydance Leased Real Property. As of the date of this Agreement, neither Skydance nor any Skydance Subsidiary has received any written notice regarding any violation, breach or default under any Skydance Lease for Skydance Leased Real Property that has not since been cured, except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect. Neither Skydance nor any Skydance Subsidiary has entered into a material sublease, license or otherwise granted any Person the right to use or occupy any Skydance Leased Real Property or any material portion thereof.

(c) No casualty event has occurred with respect to any Skydance Owned Real Property or, to the knowledge of Skydance, any Skydance Leased Real Property that has not been remedied, except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect, no condemnation event is pending or, to the knowledge of Skydance, threatened, with respect to any Skydance Owned Real Property or, to the knowledge of Skydance, Skydance Leased Real Property.

Section 4.10 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect:

(i) All Skydance Registered IP is subsisting, valid, enforceable, and in full force and effect.

(ii) Skydance or a Skydance Subsidiary, as the case may be, owns (in each case, free and clear of all Encumbrances other than Permitted Encumbrances) all material Skydance IP and owns or otherwise has the right to use, pursuant to a valid Contract or other right, all other Intellectual Property Rights necessary for the conduct of the business as presently conducted by Skydance and the Skydance Subsidiaries. Each current and former employee, consultant and contractor who has created or developed any material Intellectual Property Rights for or on behalf of Skydance or any Skydance Subsidiary has agreed pursuant to a valid written agreement that their contribution of such Intellectual Property Rights is a work-made-for-hire owned by Skydance or the relevant Skydance Subsidiary or has assigned to Skydance or the relevant Skydance Subsidiary all of their right, title and interest in any such Intellectual Property Rights, to the extent such Intellectual Property Rights do not initially vest in Skydance or a Skydance Subsidiary by operation of law.

(iii) The operation of the business of Skydance and the Skydance Subsidiaries as currently conducted is not infringing, misappropriating or otherwise violating, and as conducted since January 1, 2021 has not infringed, misappropriated or otherwise violated, any valid and enforceable Intellectual Property Rights of any Person. To the knowledge of Skydance, no Person is infringing, misappropriating or otherwise violating any Skydance IP, except for individual acts of piracy of Skydance IP that occur in the ordinary course of business. There is currently no, and there has not been during the twelve (12) months immediately prior to the date of this Agreement any, Legal Proceeding pending (or, to the knowledge of Skydance, threatened in writing) against Skydance or any Skydance Subsidiary alleging (i) that the operation of the business of Skydance or any Skydance Subsidiary is infringing, misappropriating or otherwise violating any Intellectual

Property Right of any Person or (ii) that Skydance or any Skydance Subsidiary has defamed any Person.

(iv) Skydance and the Skydance Subsidiaries have taken commercially reasonable measures to protect and maintain each item of material Skydance Registered IP and the confidentiality of the Trade Secrets included in the Skydance IP.

(v) None of Skydance or the Skydance Subsidiaries is party to any pending or outstanding Order that adversely restricts the use of any Skydance IP.

(vi) No Skydance IT Assets contain any Malicious Code. Skydance and the Skydance Subsidiaries have implemented commercially reasonable disaster recovery and backup plans and procedures for the Skydance IT Assets and have taken commercially reasonable steps designed to (i) protect against loss and unauthorized access or use of the Skydance IT Assets and (ii) detect for and prevent the introduction of any Malicious Code into such Skydance IT Assets. In the twelve (12) months immediately prior to the date of this Agreement, there has not been any material incident of unauthorized access or other material security breach of the Skydance IT Assets. None of the Software owned by Skydance or any Skydance Subsidiary that is licensed, distributed or made available to any third party incorporates or is derived from any Copyleft Software.

(vii) Skydance and the Skydance Subsidiaries have duly performed (consistent with industry standard practices) their obligations in respect of the Skydance Properties that were due, owing, or matured, including having paid all sums due, owing or matured for the development, production, distribution, exhibition or other Exploitation of the Skydance Properties.

(viii) During the period between January 1, 2021 and the Closing Date, neither Skydance nor any Skydance Subsidiary (i) has received a NoT or (ii) has received any written communication threatening, advising or indicating that anyone is in the process of, or otherwise intending, to serve a NoT on Skydance or any Skydance Subsidiary, in each case with respect to the Skydance Franchise Property.

(b) The information in any databases maintained by Skydance or any Skydance Subsidiary to track licensing of Skydance Properties for Exploitation has been maintained by Skydance and the Skydance Subsidiaries in the ordinary course of business, is derived from the books and records and the Exploitation agreements of Skydance and the Skydance Subsidiaries and is relied on by Skydance and the Skydance Subsidiaries in conducting its business, except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the business of Skydance and the Skydance Subsidiaries, taken as a whole.

(c) Section 4.10(c) of the Skydance Disclosure Letter sets forth a true, correct and complete list of all Properties that Skydance or any Skydance Subsidiary has greenlit or otherwise committed to produce, acquire or finance and that, as of the date hereof, reflect the terms set forth on Section 4.10(c) of the Skydance Disclosure Letter.

Section 4.11 Data Privacy and Security.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect, since January 1, 2021: (a) Skydance and the Skydance Subsidiaries and, to the knowledge of Skydance, all vendors, processors or other third parties Processing Personal Information on or on behalf of Skydance or any Skydance Subsidiaries or otherwise sharing Personal Information with Skydance or any Skydance Subsidiaries (each a “Skydance Data Partner”) have complied with (i) all applicable Privacy Laws and (ii) all published privacy and data security policies, notices and statements to which Skydance and the Skydance Subsidiaries are subject.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect, since January 1, 2021, Skydance and the Skydance Subsidiaries have, and have required any Skydance Data Partner to have, adopted and implemented at least commercially reasonable industry standard physical, technical, organizational, and administrative security measures and policies to (i) protect all Personal Information stored or processed by or on behalf of Skydance and the Skydance Subsidiaries against any Security Incident and (ii) identify and address internal and external risks to the privacy and security of Personal Information stored or processed by or on behalf of Skydance and the Skydance Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect, since January 1, 2021, Skydance, Skydance Subsidiaries (and, to the knowledge of Skydance, Skydance Data Partners with respect to Personal Information of Skydance and the Skydance Subsidiaries) have not experienced a Security Incident.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect, since January 1, 2021, in relation to any Security Incident, none of Skydance or any of the Subsidiaries of Skydance has been the subject of any formal complaint, claim or investigation or been required to notify any Person.

Section 4.12 Skydance Contracts.

(a) Section 4.12(a) of the Skydance Disclosure Letter identifies each of the following Skydance Contracts to which Skydance or any Skydance Subsidiary is a party or otherwise bound as of the date of this Agreement other than any Skydance Contract that is or constitutes (1) a nondisclosure agreement entered into (x) in the ordinary course of business or (y) in connection with discussions, negotiations, and transactions related to this Agreement, other Acquisition Proposals, or other potential strategic transactions or (2) a Skydance Employee Plan, or Skydance Equity Plan, which shall be governed by Section 4.19 (the Skydance Contracts required to be set forth on such schedule, the “Skydance Material Contracts”):

(i) any Skydance Contract that limits the right of Skydance or any Skydance Subsidiary to sell, distribute, produce or manufacture any product, project or service either by (A) limiting the right of Skydance or a Skydance Subsidiary from engaging in any line of business or to compete with any other Person in any location or line of business (other than exclusive or co-exclusive licenses of or holdbacks affecting Skydance Properties entered into in the ordinary course of business) or (B) providing “most favored nation” rights (including with respect to pricing, but excluding with respect to credits, profit participations, perquisites or other rights in favor of a party providing financing or services in connection with a Skydance Property in the ordinary course of business) in favor of a party other than Skydance or a Skydance Subsidiary, in each case under clause (A) or (B) in a manner that is material to the business of Skydance and the Skydance Subsidiaries, taken as a whole;

(ii) any Skydance Contract that required or requires annual payments or delivery of cash or other consideration by or to Skydance or any of its Subsidiaries in an amount having a value or expected value in excess of $20,000,000 in the fiscal year ended December 31, 2023 or the fiscal year ending December 31, 2024, other than any Contracts entered into in connection with Content Activities;

(iii) other than any Contracts entered into in connection with Content Activities, any Skydance Contract under which Skydance or any Skydance Subsidiary (A) licenses or sublicenses material Intellectual Property Rights to any third party, (B) licenses or sublicenses material Intellectual Property Rights from any third party or (C) has entered into any material covenant not to sue or assert or immunity from suit with respect to material Intellectual Property Rights, including any material coexistence agreements and material settlement agreements (in each case, other than (v) non-disclosure agreements, (w) non-exclusive licenses granted by Skydance or a Skydance Subsidiary in the ordinary course of business or to end users in connection with the provision or sale of any product or service, (x) non-exclusive licenses granted to Skydance or a Skydance Subsidiary by any customer, employee, consultant, or independent contractor of Skydance or any Skydance Subsidiary in the ordinary course of business, (y) non-exclusive licenses of commercially available Software granted to Skydance or a Skydance Subsidiary, or (z) licenses to open source, public, or freeware Software, or other materials), in each case of clauses (A)-(C), which Skydance Contract is material to the business of Skydance and the Skydance Subsidiaries, taken as a whole;

(iv) any Skydance Contract relating to debt for borrowed money in excess of $25,000,000 (whether incurred, assumed, guaranteed, or secured by any asset) of Skydance or any Skydance Subsidiary, other than guarantees of obligations of Skydance or any wholly owned Skydance Subsidiary;

(v) any Skydance Contract related to the formation, creation, governance or control of any Skydance Material Joint Venture;

(vi) any Skydance Contract that prohibits the payment of dividends or distributions in respect of the Skydance Membership Units, the pledging of the capital stock or other equity interests of Skydance, or prohibits the issuance of any guaranty by Skydance of the obligations of a Person other than Skydance or any Skydance Subsidiary, in each case, other than Skydance Contracts relating to Permitted Skydance Indebtedness;

(vii) any Skydance Contract that contains a put, call or similar right pursuant to which Skydance or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property Rights) at a purchase price which would be reasonably likely to exceed $10,000,000;

(viii) any Skydance Contract relating to a Skydance Related Party Transaction (other than any such transactions entered into on an arm’s-length basis);

(ix) any Skydance Contract since January 1, 2021, that relates to the acquisition or disposition by Skydance or any Skydance Subsidiary of any Person or other business organization, division, or business of any Person (whether by merger or consolidation, by the purchase of a controlling equity interest in or substantially all of the assets of such Person, or by any other manner), in each case, pursuant to which Skydance or any of its Subsidiaries has continuing guarantee, “earn-out” or similar contingent payment obligations (excluding confidentiality obligations and indemnification obligations in respect of representations and warrants or covenants);

(x) any Skydance Contract with any Governmental Body under which payments in excess of $15,000,000 were received by Skydance or the Skydance Subsidiaries in the fiscal year ended December 31, 2023, other than any Contract entered into in connection with Content Activities;

(xi) (A) except for such Skydance Contracts with third-parties under licenses arrangements pursuant to ordinary course production operations, any Skydance Contract for the license, lease or sublease of any Skydance Owned Real Property and (B) any Skydance Lease for any Skydance Leased Real Property;

(xii) any Skydance Contract since January 1, 2021, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any Person other than Skydance or any Skydance Subsidiary that would be material to the business of Skydance and the Skydance Subsidiaries, taken as a whole, other than any such Skydance Contracts entered into in the ordinary course of business;

(xiii) any Skydance Contract that is material to the business of Skydance and the Skydance Subsidiaries, taken as a whole, and contains a so-called “key person” or “essential element” provision with respect to any Skydance Associate;

(xiv) any Contract that is material to the business of Skydance and the Skydance Subsidiaries, taken as a whole, and includes a change of control right or remedy, right of first refusal, right of first negotiation, option to purchase, option to exclusively license, or any other similar right, or any Contract that includes a provision that would require a material payment in excess of $10,000,000 to the other party or parties thereto, is triggered by or would materially impair, the consummation of the Mergers or the other Transactions;

(xv) any “term deals”, “housekeeping deals”, “overall deals”, and “first look deals” as commonly understood in the entertainment industry that involved or are reasonably expected to involve fixed or guaranteed annual payments by Skydance or any Skydance Subsidiary of $10,000,000 or more in the fiscal year ended December 31, 2023 or the fiscal year ending December 31, 2024;

(xvi) any Contract which provides a party, other than Skydance or a Skydance Subsidiary, with a right to co-finance or co-own in excess of 10% of a

Skydance Franchise Property, or otherwise exercise material control or co-control over or materially restrict the development, production or Exploitation of any Skydance Franchise Property;

(xvii) any Contract for the licensing to or Exploitation by any party other than Skydance or any Skydance Subsidiary of any Property owned or controlled by Skydance or the Skydance Subsidiaries that involved annual revenues of Skydance or any Skydance Subsidiary of $50,000,000 or more in the fiscal year ended December 31, 2023, excluding amounts paid by any third party to Skydance or any Skydance Subsidiary to fund or reimburse development and production costs;

(xviii) any Contract for the licensing to or Exploitation by Skydance or any Skydance Subsidiary of any Property owned or controlled by any party other than Skydance or the Skydance Subsidiaries that involved (or would reasonably be expected to involve) annual payments by Skydance or any Skydance Subsidiary of $25,000,000 or more in the fiscal year ended December 31, 2023 or 2024;

(xix) any Collective Bargaining Agreement, excluding any Collective Bargaining Agreement with a Guild and/or that applies on a national, area-wide, industry-wide or mandatory basis;

(xx) any settlement, conciliation or similar agreement (A) pursuant to which Skydance or any Skydance Subsidiary is obligated after the date of this Agreement to pay consideration, in each case, in excess of $15,000,000 or (B) that would otherwise materially limit the operation of the business of Skydance and the Skydance Subsidiaries, taken as a whole, as currently operated; and

(xxi) any Contract not otherwise required to be disclosed by this Section 4.12(a) that would be required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act (assuming that such Item 601(b)(10) were to apply to Skydance).

(b) As of the date of this Agreement, Skydance has made available to Paramount or Paramount’s Representatives an accurate and complete copy of each Skydance Material Contract (except with such redactions as may be clearly marked on such copies). Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect: (i) as of the date hereof, neither Skydance (or its applicable Subsidiary) nor, to the knowledge of Skydance, any other party is in breach of or default under any Skydance Material Contract and neither Skydance (or its applicable Subsidiary) nor, to the knowledge of Skydance, any other party has taken or failed to take any action, and no event has occurred, that with or without notice, lapse of time, or both would constitute a breach of or default under any Skydance Material Contract, (ii) as of the date hereof, each Skydance Material Contract is, with respect to Skydance (or its applicable Subsidiary) and, to the knowledge of Skydance, each other party, a valid agreement, binding, and in full force and effect, (iii) to the knowledge of Skydance, as of the date hereof, each Skydance Material Contract is enforceable by Skydance (or its applicable Subsidiary) in accordance with its terms, subject to the Enforceability Exceptions and (iv) since January 1, 2023 through the day prior to the date of this Agreement, (x) Skydance has not received any written notice regarding any violation or breach or default under any Skydance Material Contract that has not since been cured, (y) no counterparty to any Skydance Material Contract has canceled or otherwise terminated, or threatened in writing to cancel or otherwise to terminate, its relationship with Skydance or any Skydance Subsidiary and (z) no counterparty to any Skydance Material Contract has decreased materially or threatened to decrease materially or limit materially, the amount of business that any such counterparty presently engages in or presently conducts with Skydance and the Skydance Subsidiaries.

Section 4.13 Liabilities. As of the date of this Agreement, neither Skydance nor any Skydance Subsidiary has any liability of the type required to be disclosed as a liability on a consolidated balance sheet prepared in accordance with GAAP, except for: (a) liabilities disclosed on the Skydance Balance Sheet; (b) liabilities or obligations incurred pursuant to the terms of this Agreement; (c) liabilities incurred in the ordinary course of business since January 1, 2024; (d) liabilities for performance of obligations under Skydance Contracts entered into in the ordinary course of business, consistent with past practice (other than as a result of the breach or acceleration thereof); and (e) liabilities that would not, individually or in the aggregate, have or reasonably be expected to have a Skydance Material Adverse Effect.

Section 4.14 Compliance with Laws. Skydance and each Skydance Subsidiary has been, since January 1, 2021, in compliance with all applicable Laws, except where the failure to be in compliance would not, individually or in the aggregate, be or reasonably be expected to have a Skydance Material Adverse Effect. To the knowledge of Skydance, since January 1, 2021, neither Skydance nor any Skydance Subsidiary has been given written notice of, or been charged with, any violation of any Law, except, in each case, for any such violation that would not, individually or in the aggregate, be or reasonably be expected to have a Skydance Material Adverse Effect. To the knowledge of Skydance, no investigation or review by any Governmental Body with respect to Skydance or any Skydance Subsidiary is pending or, as of the date of this Agreement, threatened, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect.

Section 4.15 Certain Business Practices.

(a) Since January 1, 2021, none of Skydance, any Skydance Subsidiary or any of their respective directors or officers, or, to the knowledge of Skydance, any employee or agent, in each case, acting on behalf of Skydance or any Skydance Subsidiary has (i) been a Sanctioned Person or (ii) violated any applicable Trade Laws or Sanctions, applicable Anti-Corruption Law or any rule or regulation promulgated thereunder, applicable anti-money laundering Law and any rule or regulation promulgated thereunder, or (iii) has, in violation of any applicable Anti-Corruption Law: (a) directly or indirectly paid, offered, or promised to make or offer any contribution, gift, entertainment, or other expense, (b) made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind to or for the benefit of foreign or domestic governmental officials or employees, or to foreign or domestic political parties, candidates thereof, or campaigns, (c) paid, offered, or promised to make or offer any bribe, payoff, influence payment, kickback, rebate, or other similar payment of any nature or (d) created or caused the creation of any false or inaccurate books and records of Skydance or any Skydance Subsidiary related to any of the foregoing, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a

Skydance Material Adverse Effect. Skydance has established and maintains policies and procedures reasonably designed to promote and achieve compliance with any Anti-Corruption Laws, anti-money laundering Laws, Sanctions, and Trade Laws applicable to Skydance and the Skydance Subsidiaries. To the knowledge of Skydance, there are no Anti-Corruption Law-related, anti-money laundering-related, Sanctions-related or Trade Laws-related Legal Proceedings pending or threatened against Skydance or Skydance Subsidiaries or, to the knowledge of Skydance, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Body except, in each case, as would not be material to the business of Skydance and the Skydance Subsidiaries, taken as a whole.

(b) Neither Skydance nor any of the Skydance Subsidiaries: (i) produce, design, test, manufacture, fabricate, or develop any “critical technologies,” as that term is defined in 31 C.F.R. § 800.215; (ii) perform any of the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure,” as defined in 31 C.F.R. § 800.212; or (iii) maintain or collect, directly or indirectly, “sensitive personal data,” as defined in 31 C.F.R. § 800.241, of U.S. citizens; and, therefore, in turn, neither Skydance nor any Skydance Subsidiary is a “TID U.S. business” within the meaning of that term in 31 C.F.R. § 800.248.

Section 4.16 Governmental Authorizations. Skydance and the Skydance Subsidiaries hold all Governmental Authorizations necessary to enable Skydance and the Skydance Subsidiaries to conduct their respective businesses in the manner in which their businesses are currently being conducted, except where the failure to hold such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect. The material Governmental Authorizations held by Skydance and the Skydance Subsidiaries are valid and in full force and effect, except where the invalidity or failure of such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect. Skydance and the Skydance Subsidiaries are each in compliance with the terms and requirements of such Governmental Authorizations, to the extent applicable to them, except where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect.

Section 4.17 Qualifications. Skydance, the Skydance Subsidiaries and, to the knowledge of Skydance, each of Skydance’s other Affiliates (including the Equity Investors) are legally, financially and otherwise qualified to be the licensee of, acquire, and own and operate each of the Stations under the Communications Laws, including the provisions relating to media ownership, attribution and character qualifications. Assuming the accuracy of the representation in Section 3.17(f), consummation of the Transactions will not require any declaratory ruling or similar relief under Section 310(b)(4) of the Communications Act or FCC Rules adopted pursuant thereto. There are no facts or circumstances with respect to Skydance, the Skydance Subsidiaries or, to the knowledge of Skydance, Skydance’s other Affiliates (including the Equity Investors) that would reasonably be expected to result in the FCC’s refusal to grant the FCC Consent pursuant to the Communications Laws.

Section 4.18 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect: (i) each of the Tax Returns required to be filed by Skydance or any Skydance Subsidiary has been filed on or before the applicable due date (taking into account any extension of such due date), and all such Tax Returns are true, accurate, and complete in all respects, (ii) all Taxes due and payable by or required to have been paid by Skydance or any Skydance Subsidiary (whether or not shown as due and owing on any Tax Returns) have been timely paid by Skydance or such Skydance Subsidiary and (iii) Skydance and each Skydance Subsidiary has withheld and timely paid over to the appropriate Governmental Body all Taxes required to have been withheld and paid over by it in connection with any amounts paid or owing to any Skydance Associate, employee, former employee, independent contractor, creditor, stockholder or other Person.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect: (i) no deficiency or proposed adjustment for any Tax has been asserted or assessed by any Taxing Authority against Skydance or any Skydance Subsidiary, which deficiency has not been paid, settled, or withdrawn, (ii) no examination or audit of, or other Legal Proceeding with respect to, any Tax Return of Skydance or any Skydance Subsidiary is currently in progress or pending, or, to Skydance’s or any Skydance Subsidiary’s knowledge, threatened, (iii) there is no Encumbrance for Taxes (other than for Taxes not yet due and payable) upon any asset of Skydance or of any Skydance Subsidiary, (iv) no written claim has been made by any Governmental Body in a jurisdiction in which Skydance or any Skydance Subsidiary, as applicable, does not file Tax Returns (or pay a specified type of Tax) that it is or may be required to file Tax Returns in, or is subject to such type of Tax by, that jurisdiction, (v) there is not in effect any waiver, modification or extension by Skydance or any Skydance Subsidiary of any statute of limitations with respect to any Taxes (or the assessment or collection of any Taxes) of Skydance or any Skydance Subsidiary (except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business) and (vi) none of Skydance or any Skydance Subsidiary has agreed to any modification, waiver or extension of time for filing any Tax Return that has not been filed and no request for any waiver, modification or extension described in this sentence is currently pending.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect: (i) neither Skydance nor any Skydance Subsidiary is a party to any Tax sharing agreement, Tax indemnity agreement, or similar agreement with respect to Taxes that would have a continuing effect after the Closing Date or which would bind New Paramount or any Subsidiary of New Paramount after the Closing Date (other than customary commercial agreements or arrangements entered into in the ordinary course of business no primary purpose of which relates to Taxes), and (ii) neither Skydance nor any Skydance Subsidiary (a) has been a member of an “affiliated group” (within the meaning of Section 1504(a) of the Code or similar provision of state, local or non-U.S. Law) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Skydance or any Skydance Subsidiary) or (b) has any liability for the Taxes of another Person (other than Skydance or any Skydance Subsidiary) pursuant to applicable Law (including under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or non-U.S. Law)), as a transferee or successor, or by Contract (other than customary commercial agreements or arrangements entered into in the ordinary course of business no primary purpose of which relates to Taxes).

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect: neither Skydance nor any Skydance Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Closing, (ii) the use of an incorrect method of accounting prior to the Closing Date, (iii) any “closing agreement” executed prior to the Closing or any agreement with any Taxing Authority entered into or any ruling received or requested from any Taxing Authority on or prior to the Closing Date, (iv) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code entered into or existing prior to the Closing, (v) any prepaid amount received, or paid, on or prior to the Closing or any deferred revenue accrued or existing on or before the Closing Date, or (vi) any installment sale or open transaction disposition occurring on or before the Closing Date. Neither Skydance nor any Skydance Subsidiary has made an election pursuant to Section 965(h) of the Code.

(e) In the prior two years, neither Skydance nor any Skydance Subsidiary has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to be governed in whole or in part under Section 355 of the Code (or under so much of Section 356 of the Code as it relates to Section 355 of the Code).

(f) Neither Skydance nor any Skydance Subsidiary is or has entered into any “listed transaction” within the meaning of Sections 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(g) The entity classification for U.S. federal income Tax purposes of Skydance and each Skydance Subsidiary, and any entity classification election made by any such entity, is set forth on Section 4.18(g) of the Skydance Disclosure Letter.

(h) Neither Skydance nor any Skydance Subsidiary has taken or agreed to take any action not contemplated by this Agreement, nor is Skydance or any Skydance Subsidiary, after due inquiry, aware of any fact or circumstance, that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment or Paramount Tax Counsel from providing the Tax Opinion.

(i) This Section 4.18 and Section 4.19 set forth the sole and exclusive representations and warranties of Skydance with respect to Tax matters.

Section 4.19 Employee Matters; Employee Plans.

(a) Neither Skydance nor any Skydance Subsidiary (i) is party to or bound by a Collective Bargaining Agreement; (ii) is currently negotiating a Collective Bargaining Agreement or (iii) has an obligation to bargain with any union, works council, employee association or other similar labor organization, in each case, excluding Collective Bargaining Agreements with a Guild and/or that apply on a national, area-wide, industry-wide or mandatory basis. Neither the execution and delivery of this Agreement nor the consummation of the Mergers (either alone or in conjunction with any other event) will require the consent of, or advance notification to or consultation with, any works councils, unions or similar labor organizations

(including, for the avoidance of doubt, any Guilds) with respect to employees of Skydance or any Skydance Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect: (i) since January 1, 2021, there has not been any unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting Skydance, any Skydance Subsidiary or any of their respective employees; and (ii) there is not now pending or, to the knowledge of Skydance, threatened unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity, or any similar activity or dispute.

(b) There is no (and, since January 1, 2021, has been no) Legal Proceeding pending or, to the knowledge of Skydance, threatened, arising out of or relating to the employment or engagement of any Skydance Associate by Skydance or any Skydance Subsidiary or any labor or employment practice of Skydance or any Skydance Subsidiary, including arising out of or relating to any Skydance Employee Plan, other than any Legal Proceeding that would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect. Skydance and each of the Skydance Subsidiaries have at all times since January 1, 2021 complied with the WARN Act, as applicable.

(c) Skydance and each Skydance Subsidiary is in compliance and, since January 1, 2021, has complied with all applicable Laws related to labor or employment (which for the avoidance of doubt includes all Contracts for labor or employment, including all Collective Bargaining Agreements by which Skydance or any Subsidiary of Skydance is bound), including all Laws regarding any term or condition of employment, employment practices, pensions obligations, hiring, payment of wages and hours of work, collective bargaining, worker classification (including the proper classification of workers as independent contractors and of employees as exempt or non-exempt), background checks, leaves of absence, plant closing and mass layoff notification, privacy rights, labor disputes, workplace safety, retaliation, immigration, accommodations, harassment and discrimination matters, and termination of employment, except any lack of compliance that would not, individually or in the aggregate, reasonably be expected to result in a Skydance Material Adverse Effect.

(d) Section 4.19(d) of the Skydance Disclosure Letter sets forth, as of the date of this Agreement, a complete list of each material Skydance Employee Plan (other than (i) Employee Plans sponsored or maintained by or provided through any Guild and (ii) employment agreements or offer letters that both (x) do not provide for change in control payments or benefits and (y) either do not provide for annual base salary in excess of $1,000,000 or do not materially deviate from Skydance’s or the applicable Skydance Subsidiary’s standard forms set forth on Section 4.19(d) of the Skydance Disclosure Letter). Skydance has made available to Paramount or Paramount’s Representatives with respect to each material Skydance Employee Plan (other than Employee Plans sponsored or maintained by or provided through any Guild and excluding for this purpose all employment agreements and offer letters that both (i) do not provide for change in control payments or benefits and (ii) either do not provide for annual base salary in excess of $1,000,000 or do not otherwise materially deviate from Skydance’s or the applicable Skydance Subsidiary’s standard forms) accurate and complete copies of the following, as relevant: (i) all plan documents and all material amendments thereto, and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the IRS (or comparable ruling or letter from any non-U.S. Governmental Body); (iii) the most recent actuarial valuation report and any subsequent funding update, and the most recent Form 5500 and all schedules thereto; and (iv) all material, non-routine written communications with the Department of Labor, IRS or any other Governmental Body relating to any audit, investigation or similar proceeding with respect to such Skydance Employee Plan sent or received since January 1, 2021.

(e) Except for plans sponsored or maintained by or provided through any Guild to which the “entertainment industry” exception set forth in Section 4203(c) of ERISA applies, none of Skydance, any Skydance Subsidiary or any of their respective ERISA Affiliates sponsors, maintains, contributes to or otherwise has liability, whether actual or contingent, with respect to (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan or any “multiemployer plan,” each within the meaning of Section 4001 of ERISA, (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) (i) Each of the Skydance Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or is entitled to rely upon a favorable opinion letter, if applicable) as to its qualified status under the Code, (ii) to the knowledge of Skydance, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status for any such Skydance Employee Plan and (iii) except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect, each of the Skydance Employee Plans is now, and has since January 1, 2021, been established, funded and operated in compliance with its terms and all applicable Laws, including but not limited to ERISA and the Code.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect, with respect to each Skydance Employee Plan that is subject to Laws of a jurisdiction outside of the United States or provides compensation or benefits to or for the benefit of any Skydance Associates that primarily reside outside of the United States: (i) if such Skydance Employee Plan is intended to qualify for special tax treatment, such Skydance Employee Plan meets (and at all times has met) all the requirements for such treatment, and no facts or circumstances exist that could adversely affect such qualified treatment and (ii) each such Skydance Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(h) Except to the extent required under Section 601 et seq. of ERISA or Section 4980B of the Code (or any other similar non-U.S., state or local Law), no Skydance Employee Plan provides and none of Skydance, the Skydance Subsidiaries or any of their respective ERISA Affiliates has any present or future obligation to provide post-employment or post-retirement medical, life insurance or other welfare benefits to any Skydance Associate (or spouse, dependent or beneficiary thereof).

(i) Except as expressly provided in this Agreement or as set forth on Section 4.19(i) of the Skydance Disclosure Letter, the consummation of the Transactions (either alone or in combination with any other event) will not (i) result in any compensatory payment or benefit becoming due, or increase the amount of any such payment or benefit, to any Skydance Associate or under any Skydance Employee Plan, excluding (for clarity) any severance payment or benefit that would be due without regard to the occurrence of the consummation of the Transactions; (ii) result in the acceleration of the time of payment, funding, or vesting of any payment or benefit to any Skydance Associate or under any Skydance Employee Plan; (iii) limit Skydance’s or any Skydance Subsidiary’s right to amend, modify or terminate any Skydance Employee Plan or related trust; or (iv) result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the payment of an excise Tax by any Person under Section 4999 of the Code.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Skydance Material Adverse Effect, (i) each Skydance Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in material operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Skydance Employee Plan; and (ii) no amounts paid or payable by Skydance or any Skydance Subsidiary to or for the benefit of any Skydance Associate have been or are reasonably expected to be subject to any Tax or penalty imposed under Section 457A of the Code. There is no agreement, plan, Contract or other arrangement to which Skydance or any Skydance Subsidiary is a party or by which Skydance or any Skydance Subsidiary is otherwise bound to compensate any Skydance Associate in respect of Taxes pursuant to Sections 409A or 4999 of the Code.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a Skydance Material Adverse Effect, no Legal Proceeding (other than routine claims for benefits in the ordinary course) is (or, since January 1, 2021, has been) ongoing, pending, or, to the knowledge of Skydance, threatened against or in respect of any Skydance Employee Plan, the assets of any of the trusts under any Skydance Employee Plan or the plan sponsor, administrator, trustee or any fiduciary of any Skydance Employee Plan with respect to the operation thereof.

(l) Since January 1, 2021, (i) no material allegations of sexual harassment or sexual misconduct have been made by any current or former employee of Skydance or any Skydance Subsidiary, against any current or former executive or officer of Skydance or any Skydance Subsidiary, (ii) neither Skydance nor any Skydance Subsidiary has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by an executive or officer of Skydance or any Skydance Subsidiary, and (iii) Skydance has promptly, thoroughly, and impartially investigated all material allegations of sexual harassment or sexual misconduct of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations that is reasonably calculated to prevent further harassment and misconduct with respect to each allegation with potential merit. No allegation of sexual harassment or sexual misconduct would reasonably be expected to result in any material loss to Skydance and the Skydance Subsidiaries, taken as a whole, and no such allegations have been made, that if known to the public, would reasonably be expected to bring Skydance or any of its Subsidiaries into material disrepute.

Section 4.20 Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect: (a) Skydance and each of the Skydance Subsidiaries is, and since January 1, 2021 has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses; (b) as of the date of this Agreement, there is no Legal Proceeding or Order arising under any Environmental Law that is pending or, to the knowledge of Skydance, threatened in writing against Skydance or any Skydance Subsidiary; (c) to the knowledge of Skydance, there is and has been no Hazardous Material present or Released on, at, under, or from any property or facility, including the Skydance Owned Real Property and the Skydance Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of Skydance or any Skydance Subsidiary under any Environmental Law; and (d) neither Skydance nor any Skydance Subsidiary has assumed, undertaken, or otherwise become subject to any known liability of another Person arising under Environmental Laws other than any indemnity in Skydance Material Contracts or other licenses, leases, or sub-leases for real property. This Section 4.20 sets forth the sole and exclusive representations and warranties of Skydance with respect to matters arising under Environmental Laws.

Section 4.21 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect, (a) Skydance and the Skydance Subsidiaries maintain or are otherwise covered by insurance in such amounts and against such risks as is sufficient to comply with applicable Law and Contracts to which Skydance or any Skydance Subsidiary is a party or is bound; and (b) as of the date of this Agreement, all insurance policies with respect to the business and assets of Skydance and the Skydance Subsidiaries are in full force and effect (except for any expiration thereof in accordance with their terms), all premiums due thereon have been paid in full, no written notice of cancellation or modification has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

Section 4.22 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of Skydance, threatened in writing, against Skydance or any Skydance Subsidiary, or any property or asset of Skydance or any Skydance Subsidiary other than any Legal Proceeding that would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect or to prevent or materially impair the ability of Skydance to consummate the Skydance Merger and the other Transactions to which it is party.

(b) As of the date of this Agreement, there is no Order to which Skydance or any Skydance Subsidiary is subject that would, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect or to prevent or materially impair the ability of Skydance to consummate the Skydance Merger and the other Transactions to which it is party.

Section 4.23 Financing. On the Closing Date, Skydance and its Affiliates (including the Equity Investors) will have sufficient cash, available lines of credit or other sources of immediately available funds, including the proceeds of the Transaction Financing, to enable Skydance and its Affiliates (including the Equity Investors) to pay any amounts required to be paid by Skydance or any of its Affiliates (including the Equity Investors) at or prior to the consummation of the Transactions or the NAI Transaction and any fees, costs and expenses of or payable by Skydance or any of its Affiliates in connection with the Mergers, the PIPE Transaction, the NAI Transaction, the other Transactions and any other transaction undertaken in connection therewith.

Section 4.24 Financial Advisor. Except for the those advisors set forth on Section 4.24 of the Skydance Disclosure Letter (the “Skydance Financial Advisors”) pursuant to the Skydance Advisor Engagement Letters, no broker, finder, investment banker, financial advisor, or other Person is entitled to any brokerage, finder’s, or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Mergers based upon arrangements made by or on behalf of Skydance or any Skydance Subsidiary. Skydance has, prior to the execution and delivery of this Agreement, made available to Paramount a true, correct, and complete copy of Skydance’s engagement letters with the Skydance Financial Advisors relating to the Mergers as in effect on the date of this Agreement (the “Skydance Advisor Engagement Letters”).

Section 4.25 Related Party Transactions. As of the date of this Agreement, other than any Skydance Employee Plan, neither Skydance nor any of its Subsidiaries is party to any transaction or arrangement or series of related transactions or arrangements between Skydance or a Skydance Subsidiary, on the one hand, and any (a) present or former executive officer (as such term is defined in the Exchange Act) or director of Skydance or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Skydance or any of its Subsidiaries whose status as a 5% holder is known to Skydance as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clauses (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of Skydance), on the other hand, in each case as would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (assuming that such Item 404 were to apply to Skydance) (each of the foregoing, a “Skydance Related Party Transaction”).

Section 4.26 Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of Skydance or Skydance Subsidiaries expressly for inclusion in (a) the Information Statement to be filed by Paramount with the SEC will, on the date the Information Statement is first mailed to stockholders of Paramount and (b) the Registration Statement will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by Skydance with respect to any information or statement made or incorporated by reference in the Information Statement or Registration Statement that was not supplied by or on behalf of Skydance or any Skydance Subsidiary for use therein.

Section 4.27 No Other Representation.

(a) Except for the express written representations and warranties made by Skydance in this Agreement or in any instrument or other document delivered pursuant to this Agreement, Skydance does not make any express or implied representation or warranty with respect to Skydance or any Skydance Affiliates or their respective businesses, operations, assets, liabilities or condition (financial or otherwise). Notwithstanding anything to the contrary in this Agreement, Skydance hereby acknowledges and agrees that except for the express written representations and warranties made by each of Paramount, New Paramount and each Merger Sub in this Agreement or in any instrument or other document delivered pursuant to this Agreement or in any other Transaction Document, none of Paramount, New Paramount, any Merger Sub or any other Person has made or makes any express or implied representation or warranty with respect to Paramount or any Paramount Affiliate or their respective businesses, operations, assets, liabilities or condition (financial or otherwise).

(b) Notwithstanding anything to the contrary in this Agreement, Skydance hereby acknowledges and agrees (on its own behalf and on behalf of the Skydance Parties) that: (i) except for the representations and warranties of Paramount expressly set forth in Article III or in any instrument or other document delivered pursuant to this Agreement or in any other Transaction Document, (x) none of the Paramount Parties makes, or has made, any representation or warranty and (y) none of the Skydance Parties is relying on, or has relied on, any representation or warranty made, or information provided, by or on behalf of any Paramount Party, in each case, regarding any Paramount Party, its or their business, this Agreement, the Mergers, or any other related matter; and (ii) Skydance is a sophisticated purchaser and has made its own independent investigation, review, and analysis regarding Paramount, its Subsidiaries and the Mergers, which investigation, review, and analysis were conducted by Skydance together with expert advisors, including legal counsel, that it has engaged for such purpose.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BLOCKER HOLDERS

Each Blocker Holder, solely with respect to such Blocker Holder and not with respect to any other Blocker Holder, hereby represents and warrants to Paramount, New Paramount and each Merger Sub, severally and not jointly, as follows:

Section 5.1 Due Organization.

(a) Such Blocker Holder is duly organized, validly existing and, to the extent such concept is recognized, in good standing under the Laws of its jurisdiction of organization.

(b) With regard to the Blocker owned by such Blocker Holder, such Blocker is duly organized, validly existing and, to the extent such concept is recognized, in good standing under the Laws of its jurisdiction of organization.

Section 5.2 Ownership. Such Blocker Holder holds of record and owns beneficially those Blocker Securities set forth opposite such Blocker Holder’s name on Schedule 1.1 to this Agreement, free and clear of any Encumbrances and any other restrictions on transfer (other than such Encumbrances or restrictions that shall be released, waived or otherwise terminated in connection with the Closing and other than any restrictions under applicable securities Laws).

Section 5.3 Authority; Binding Nature of Agreement. Such Blocker Holder has the necessary power and authority to enter into and to perform its obligations under this Agreement and to consummate the Blocker Contribution and Exchange. The board of managers or general partner, as applicable, of such Blocker Holder has (a) determined that this Agreement and the Transactions are advisable and in the best interests of such Blocker Holder and its members or partners, as applicable, (b) approved and declared advisable this Agreement and the Transactions and (c) authorized and approved the execution, delivery and performance by such Blocker Holder of this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth herein. No other organizational action on the part of such Blocker Holder or the Blocker owned by such Blocker Holder is necessary to authorize the execution, delivery and performance by such Blocker Holder of this Agreement and the consummation by such Blocker Holder of the Blocker Contribution and Exchange. This Agreement has been duly executed and delivered by such Blocker Holder and, assuming due execution and delivery by the other Parties, constitutes the valid and binding agreement of such Blocker Holder, enforceable against such Blocker Holder, in accordance with its terms, subject to the Enforceability Exceptions and except as would not reasonably be expected to prevent or materially impair the ability of such Blocker Holder to consummate the Blocker Contribution and Exchange.

Section 5.4 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by such Blocker Holder does not, and the performance of this Agreement by such Blocker Holder and the consummation by such Blocker Holder of the Blocker Contribution and Exchange will not, (i) conflict with or violate any of the organizational documents of such Blocker Holder or the Blocker such Blocker Holder owns, (ii) assuming that all consents, approvals, and other authorizations described in Section 5.4(b) have been obtained and that all filings and other actions described in Section 5.4(b) have been made or taken, conflict with or violate any Law applicable to such Blocker Holder or the Blocker such Blocker Holder owns or by which any property or asset of such Blocker Holder or the Blocker such Blocker Holder owns is bound or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by such Blocker Holder or the Blocker such Blocker Holder owns, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the loss of any benefit under, or the creation of any Encumbrance (other than Permitted Encumbrances) on the properties or assets of such Blocker Holder or the Blocker such Blocker Holder owns pursuant to, any Contract to which such Blocker Holder or the Blocker such Blocker Holder owns is a party, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflict, violation, breach, default, or other occurrence that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of such Blocker Holder to consummate the Blocker Contribution and Exchange.

(b) The execution and delivery of this Agreement by such Blocker Holder does not, and the performance of this Agreement by such Blocker Holder and the consummation by such Blocker Holder of the Blocker Contribution and Exchange will not, require any consent, approval, authorization, or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Body, except for any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing, which, in each case, if not obtained or made would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of such Blocker Holder to consummate the Blocker Contribution and Exchange.

Section 5.5 Blockers.

(a) All of the outstanding equity interests of each Blocker at the Closing will be owned by the applicable Blocker Holder, free and clear of all Encumbrances and have been duly authorized and validly issued and are fully paid and nonassessable. There is no (i) outstanding subscription, option, call, warrant, right (whether or not currently exercisable) or agreement to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit, or any other right that is linked to, or the value of which is based on or derived from the value of any share of capital stock or other securities of any Blocker, in each case, issued by such Blocker or to which such Blocker is bound or (ii) outstanding security, instrument, bond, debenture, note, or obligation that in each case is or may become convertible into or exchangeable for any share of the capital stock or other securities of any Blocker.

(b) Except for matters related to its formation and to activities as a holding company such as opening and maintaining bank accounts and filing Tax Returns, none of the Blockers have conducted any business prior to the date of this Agreement and has no, and prior to the Closing will have no, assets other than the Blocker Membership Units held by the Blockers and any distributions related to the Blocker Membership Units held by the Blockers. No Blocker has had any operations, liabilities, debt or obligations (other than indebtedness owed to the Blocker Holder (which will be repaid in full prior to the Closing, with no further obligations of Blocker) and for the payment of such Blocker’s Taxes (which, with respect to Taxes accrued for any pre-Closing period (including the Closing Date), will be paid prior to the Closing)) prior to the date of this Agreement, and prior to the Closing no Blocker will have any operations, liabilities, debt or obligations (other than indebtedness owed to the Blocker Holder (which will be repaid in full prior to the Closing, with no further obligations of Blocker) and for the payment of such Blocker’s Taxes (which, with respect to Taxes accrued for any pre-Closing period (including the Closing Date), will be paid prior to the Closing)), whether absolute, accrued, contingent or otherwise and whether due or to become due. No Blocker has, or has ever had, any employees. As of immediately prior to the Closing, the Blockers shall not own, lease or use any asset other than the Blocker Membership Units. There are no Legal Proceedings pending or, to the knowledge of such Blocker Holder or the Blocker such Blocker Holder owns, threatened against such Blocker Holder or such Blocker, at law or in equity, or before or by any Governmental Body.

Section 5.6 Tax Matters.

(a) Each of the material Tax Returns required to be filed by any Blocker has been filed on or before the applicable due date (taking into account any extension of such due date), and all such Tax Returns are true, accurate, and complete in all respects. All material Taxes due and payable by or required to have been paid by any Blocker (whether or not shown as due and owing on any Tax Returns) have been timely paid by the Blocker. Each Blocker has withheld and timely paid over to the appropriate Governmental Body all material Taxes required to have been withheld and paid over by it in connection with any amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder or other Person.

(b) (i) No deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Taxing Authority against any Blocker, which deficiency has not been paid, settled, or withdrawn, (ii) no examination or audit of, or other Legal Proceeding with respect to, any material Tax Return of any Blocker is currently in progress or pending, or, to any Blocker Holder’s knowledge, threatened, (iii) there is no Encumbrance for Taxes (other than for Taxes not yet due and payable) upon any asset of any Blocker, (iv) no written claim has been made by any Governmental Body in a jurisdiction in which any Blocker, as applicable, does not file Tax Returns (or pay a specified type of Tax) that it is or may be required to file Tax Returns in, or is subject to such type of Tax by, that jurisdiction, (v) there is not in effect any waiver, modification or extension by any Blocker of any statute of limitations with respect to any Taxes (or the assessment or collection of any Taxes) of any Blocker (except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business), and (vi) no Blocker has agreed to any modification, waiver or extension of time for filing any Tax Return that has not been filed and no request for any waiver, modification or extension described in this sentence is currently pending.

(c) (i) No Blocker is a party to any Tax sharing agreement, Tax indemnity agreement, or similar agreement with respect to Taxes that would have a continuing effect after the Closing Date or which would bind New Paramount or any Subsidiary of New Paramount after the Closing Date (other than customary commercial agreements or arrangements entered into in the ordinary course of business no primary purpose of which relates to Taxes), and (ii) no Blocker (a) has been a member of an “affiliated group” (within the meaning of Section 1504(a) of the Code or similar provision of state, local or non-U.S. Law) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was such Blocker) or (b) has any liability for the Taxes of another Person pursuant to applicable Law (including under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law)), as a transferee or successor, or by Contract (other than customary commercial agreements or arrangements entered into in the ordinary course of business no primary purpose of which relates to Taxes).

(d) In the prior two years, no Blocker has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to be governed in whole or in part under Section 355 of the Code (or under so much of Section 356 of the Code as it relates to Section 355 of the Code).

(e) Any debt previously issued by any Blocker has been properly characterized as debt for U.S. federal income Tax purposes.

(f) No Blocker Holder has taken or agreed to take any action not contemplated by this Agreement, nor is any Blocker Holder, after due inquiry, aware of any fact or circumstance, that would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment or Paramount Tax Counsel from providing the Tax Opinion.

(g) Each Blocker will, immediately prior to the Blocker Contribution and Exchange, directly hold interests in Skydance.

(h) Section 5.5 and this Section 5.6 set forth the sole and exclusive representations and warranties of the Blocker Holders with respect to Tax matters. Nothing in this Agreement (including this Section 5.6) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including amounts related to losses, basis, credits or any other similar item) with respect to any Blocker.

Section 5.7 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Blocker Holder, threatened in writing, against such Blocker Holder, or any property or asset of such Blocker Holder other than any Legal Proceeding that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of such Blocker Holder to consummate the Blocker Contribution and Exchange.

(b) As of the date of this Agreement, there is no Order to which Blocker Holder is subject that would, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of such Blocker Holder to consummate the Blocker Contribution and Exchange.

Section 5.8 Financial Advisor. No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Blocker Contribution and Exchange based upon arrangements made by or on behalf of such Blocker Holder.

Section 5.9 No Other Representation.

(a) Except for the express written representations and warranties made by such Blocker Holder in this Agreement or in any instrument or other document delivered pursuant to this Agreement, such Blocker Holder does not make any express or implied representation or warranty with respect to such Blocker Holder, any of its Affiliates, or its or their respective businesses, operations, assets, liabilities or condition (financial or otherwise). Notwithstanding anything to the contrary in this Agreement, such Blocker Holder hereby acknowledges and agrees that except for the express written representations and warranties made by each of Paramount, New Paramount and each Merger Sub in this Agreement or in any instrument or other document delivered pursuant to this Agreement or in any other Transaction Document, none of Paramount, New Paramount, any Merger Sub or any other Person has made or makes any express or implied representation or warranty with respect to Paramount or any Paramount Affiliate or their respective businesses, operations, assets, liabilities or condition (financial or otherwise).

(b) Notwithstanding anything to the contrary in this Agreement, each Blocker Holder hereby acknowledges and agrees (on its own behalf and on behalf of its Affiliates) that: (i) except for the representations and warranties of Paramount expressly set forth in Article III or in any instrument or other document delivered pursuant to this Agreement or in any other

Transaction Document, (x) none of the Paramount Parties makes, or has made, any representation or warranty and (y) neither such Blocker Holder nor any of its Affiliates is relying on, or has relied on, any representation or warranty made, or information provided, by or on behalf of any Paramount Party, in each case, regarding any Paramount Party, its or their business, this Agreement, the Transactions, or any other related matter; and (ii) such Blocker Holder is a sophisticated purchaser and has made its own independent investigation, review, and analysis regarding Paramount, its Subsidiaries and the Transactions, which investigation, review, and analysis were conducted by such Blocker Holder together with expert advisors, including legal counsel, that it has engaged for such purpose.

ARTICLE VI

CERTAIN COVENANTS

Section 6.1 Access to Information.

(a) Subject to applicable Law, during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Section 9.1 (the “Pre-Closing Period”), solely for purposes of furthering the Transactions and integration planning relating thereto, on reasonable advance notice to Paramount, New Paramount or Skydance, as applicable:

(i) Paramount and New Paramount shall, and shall cause their Representatives to, provide Skydance and Skydance’s Representatives with reasonable access during Paramount’s and New Paramount’s normal business hours to Paramount’s and New Paramount’s Representatives (which, for purposes of this Section 6.1, includes any Trustee), personnel, and books and records; provided that any such access shall be conducted at Skydance’s expense, at a reasonable time, under the supervision of appropriate personnel of Paramount and New Paramount and in such a manner as not to unreasonably interfere with the normal operation of the business of Paramount or New Paramount or any of their respective Subsidiaries or create material risk of damage or destruction to any material asset or property of Paramount or New Paramount or any of their respective Subsidiaries; and

(ii) Skydance shall, and shall cause its Representatives to, provide Paramount and Paramount’s Representatives with reasonable access during Skydance’s normal business hours to Skydance’s Representatives, personnel, and books and records; provided that any such access shall be conducted at Paramount’s expense, at a reasonable time, under the supervision of appropriate personnel of Skydance and in such a manner as not to unreasonably interfere with the normal operation of the business of Skydance or any Skydance Subsidiary or create material risk of damage or destruction to any material asset or property of Skydance or any Skydance Subsidiary.

Any such access shall be subject to Paramount’s and Skydance’s reasonable security measures and insurance requirements, as applicable, and shall not include invasive testing or sampling of soil, sediment, groundwater, building material, vapor, air, or any other environmental media. Nothing in this Agreement shall require Paramount or Skydance to disclose or provide access to any information to the extent that such Party determines in its reasonable discretion that such disclosure would (A) jeopardize any attorney-client, attorney work product or other legal privilege, (B) contravene any applicable Law, fiduciary duty, or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which Paramount, Skydance or any of their respective Affiliates is a party) or (C) increase the risk of facing any Regulatory Hurdle; provided, however, Paramount, New Paramount, or Skydance, as applicable, shall, to the extent possible without loss of privilege or violating an agreement, inform the other Party as to the general nature of what is being withheld and Paramount and Skydance shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to (1) if reasonably requested by the Party requesting the relevant information, obtain the required Consent or waiver of any third party required to provide such information if appropriate in the reasonable judgment of the Party receiving the request and (2) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Nothing in this Section 6.1(a) shall be construed to require the Paramount Parties or any of their respective Representatives, or the Skydance Parties or any of their respective Representatives, as the case may be, to provide (I) any of the foregoing information to the extent related to the negotiation and execution of this Agreement or, except as expressly set forth in Section 6.4, any Acquisition Proposal or any deliberation of the Paramount Board or the Paramount Special Committee regarding any Acquisition Proposal or (II) any opinion to the other Parties or to prepare any reports, analyses or appraisals to the extent such report, analysis or appraisal is not otherwise already available to a Party or its Representatives. No investigation by a Party or its Representatives pursuant to this Section 6.1 shall affect or be deemed to modify or waive the representations and warranties of any other Party set forth in this Agreement.

(b) With respect to the information disclosed pursuant to this Section 6.1, each of Skydance and Paramount shall comply with, and shall instruct each of their respective Affiliates and Representatives to comply with, all of its obligations under (1) the Confidentiality Agreement, dated January 26, 2024, between Paramount and Skydance, as amended by that certain Amendment to Confidentiality Agreement, dated July 7, 2024 (as may be further amended, the “Confidentiality Agreement”) and (2) if applicable, the Outside Advisers Clean Team Confidentiality Agreement, dated April 19, 2024, between Paramount and Skydance, as amended by that certain Amendment to Outside Advisors Clean Team Confidentiality Agreement, dated June 9, 2024 (as may be further amended, the “Clean Team Agreement”). As of the date of this Agreement, Paramount agrees that the Confidentiality Agreement is hereby amended to permit the inclusion, in each case, upon written notice to Paramount, of all prospective debt or equity investors, financing sources and other advisors of Skydance and the Equity Investors in the term “Representative” as such term is defined therein. All requests for information made by a Party pursuant to this Section 6.1 will be made to, and be processed by, the members of the Integration Committee that were not designated by such Party.

Section 6.2 Operation of Paramount’s Business.

(a) During the Pre-Closing Period, except (x) as and to the extent required under this Agreement or by applicable Law, (y) with the written consent of Skydance, which consent shall not be unreasonably withheld, conditioned, or delayed, or (z) as set forth in Section 6.2 of the Paramount Disclosure Letter, Paramount and New Paramount shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to conduct its and their business in all material respects in the ordinary course; provided that (i) with respect to the matters specifically addressed by any provision of Section 6.2(b) such specific provisions shall govern over the more general provision of Section 6.2(a) (it being agreed, however, that (x) any consent granted by Skydance with respect to any specific action under Section 6.2(b) shall apply to (and be deemed granted for) any other applicable limitation under Section 6.2(a) or Section 6.2(b), subject to any express limitations or qualifications imposed in connection with the granting of such consent, and (y) nothing herein shall imply that being permitted to take any specific action under Section 6.2(b) relieves Paramount, New Paramount or any of their respective Subsidiaries from compliance with Section 6.2(a)) and (ii) this Section 6.2(a) shall not prohibit Paramount, New Paramount or any of their respective Subsidiaries from taking commercially reasonable actions consistent with prudent industry practices that would otherwise be prohibited pursuant to this Section 6.2(a) in order to prevent the occurrence of, or mitigate the existence of, an emergency situation involving endangerment of life, human health, safety or the environment or the protection of vital equipment or other assets; provided, however, that Paramount (or, following the Pre-Closing Paramount Merger Effective Time, the Surviving Paramount Entity) shall provide Skydance with notice of such emergency situation as soon as reasonably practicable and consult with Skydance before taking any such actions (to the extent practicable under the circumstances).

(b) During the Pre-Closing Period, except (x) to the extent required under this Agreement or by applicable Law, (y) with the written consent of Skydance, which consent shall not be unreasonably withheld, conditioned, or delayed, or (z) as set forth in Section 6.2 of the Paramount Disclosure Letter, neither Paramount nor New Paramount shall, and each of them shall cause their respective Subsidiaries not to:

(i) establish a record date for, declare, accrue, set aside, or pay any dividend or make any other distribution in respect of any share of its capital stock, other than (A) mandatory dividends or distributions required pursuant to its organizational documents as in effect on the date of this Agreement and (B) quarterly cash dividends by Paramount consistent with past practice, each in an amount no greater than $0.05 per share;

(ii) split, combine, subdivide, or reclassify any share of its capital stock (including the Paramount Shares) or other equity interests;

(iii) sell, issue, grant, deliver, transfer, pledge or encumber (other than Permitted Encumbrances), or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance (other than Permitted Encumbrances) of, (A) any capital stock, equity-linked interest or other security, (B) any option, call, warrant, restricted securities, or right to acquire any capital stock, equity-linked interest, or other security or (C) any instrument convertible into or exchangeable for any capital stock, equity-linked interest, or other security (except, in each case of clauses (A)-(C), (x) on the vesting, forfeiture, settlement or exercise of Paramount Equity Awards, in each case, (1) outstanding as of the date hereof or granted after the date hereof in accordance with Section 6.2(b)(iii) of the Paramount Disclosure Letter and (2) in accordance with their terms as in effect on the date hereof and, as applicable, the Paramount Equity Plans as in effect on the date hereof, or (y) from a wholly owned Subsidiary of Paramount to another Subsidiary of Paramount);

(iv) except for actions expressly permitted by either Section 6.2(b)(viii) or Section 6.2(b)(x), adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization, other than in the ordinary course of business (including with respect to single purpose Subsidiaries engaged in Content Activities) or in connection with any internal restructuring with respect to another Subsidiary of Paramount or New Paramount;

(v) except as required under the terms of any Paramount Employee Plan in existence as of the date hereof: (A) establish, adopt, terminate, or materially amend any material Paramount Employee Plan, except for (x) amendments to defined contribution retirement, health and welfare Paramount Employee Plans made in the ordinary course of business that do not materially increase the expense of maintaining such Paramount Employee Plan and (y) entrances into employment agreements or separation agreements in the ordinary course of business consistent with past practice that do not provide for severance (other than severance that is materially consistent with the severance provided to other similarly-situated Paramount Associates), change in control or retention payments or benefits; (B) accelerate the payment, vesting or funding of, or take any action to fund or secure the payment of, any compensation or benefits under any of the Paramount Employee Plans, or, except as required by GAAP, amend the funding obligation or contribution rate to, or change the underlying assumptions to calculate benefits payable under, any Paramount Employee Plan; (C) grant or pay to any Paramount Associate any new or increased cash incentive or other compensation or benefits, other than increases to base salaries or hourly wage rates, target bonus opportunities or target long-term incentive opportunities with respect to Paramount Associates approved in connection with either (x) Paramount’s established semi-annual compensation processes for annual merit increases, market adjustments and promotions or (y) an employment contract renewal, in either case, to the extent such approval occurred in the ordinary course of business consistent with past practice; (D) grant or increase any change in control or transaction-related retention compensation; (E) grant or increase any severance or similar compensation and/or benefits to any Paramount Associate with an annual base salary in excess of $1,500,000; (F) hire or terminate (other than for cause or due to death) any Paramount Associate with an annual base salary in excess of $1,500,000; or (G) unless Paramount or New Paramount (as applicable) has first provided prior written notice thereof to Skydance, implement or announce any mass employee layoffs, plant closings, or other similar actions that trigger notice obligations under the WARN Act;

(vi) enter into (procure or authorize the entry into of) any material agreement or arrangement with any Trustee or their Representatives (and/or, solely in relation to any Buy-Out, any Insurer or its Representatives) about the Transactions and/or any Buy-Out in connection with either Paramount U.K. DB Plan, without (i) consulting in advance with Skydance to the extent the Trustee allows such consultation and

(ii) giving Skydance and its Representatives the reasonable opportunity to engage in any such consultation and any related discussions with any Trustee or Insurer to the extent the Trustee allows such engagement (with Skydance, Paramount and each of their Representatives, in each case, acting reasonably and in good faith at all times);

(vii) amend or permit the adoption of any material amendment of the certificate of incorporation or bylaws or other organizational document of Paramount or any of its Subsidiaries;

(viii) (A) make any new commitment to make any material capital contribution or advance to, or investments in, any Person (other than between Paramount and any of its wholly owned Subsidiaries) (a “Paramount JV Commitment”), (B) acquire any equity interest or equity-linked interest in any other Entity (other than securities in a publicly traded company held for investment by Paramount or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such Entity), (C) enter into any joint venture or similar equity arrangement, collectively with respect to clauses (A) through (C), in an aggregate amount in excess of the amount set forth in Section 6.2(b)(viii) of the Paramount Disclosure Letter or (D) enter into any joint venture, similar equity arrangement or omnibus content licensing and/or subscriber acquisition / migration arrangement involving Paramount+ (and Paramount and its Subsidiaries shall also consult with Skydance in good faith with respect to any material developments relating to the negotiation of any arrangement that is subject to approval pursuant to this clause (D));

(ix) (A) make or authorize aggregate capital expenditures in excess of 115% of Paramount’s capital expense budget as set forth in Section 6.2(b)(ix) of the Paramount Disclosure Letter, which expenditures shall be in accordance with such budget (it being understood and agreed that development, production or acquisition costs in connection with Content Activities do not constitute capital expenditures for purposes hereof) or (B) incur or agree to incur costs in connection with the development, production and/or acquisition of Properties (excluding amounts paid by any third party to Paramount or any of its Subsidiaries to fund or reimburse development and production costs) that in the aggregate are less than 70% or in excess of 110% of Paramount’s and its Subsidiaries’ aggregate budget set forth on Section 6.2(b)(ix) of the Paramount Disclosure Letter;

(x) (I) except as otherwise permitted under this Section 6.2(b), acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive or relinquish, transfer, assign, or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, including any material Intellectual Property Right or material Paramount IT Asset, except, in the case of any of the foregoing, (A) in the ordinary course of business (including pursuant to non-exclusive licenses granted in the ordinary course of business to end users in connection with the provision or sale of any product or service), (B) pursuant to dispositions of obsolete, surplus, or worn-out assets that are no longer useful for the conduct of the business of Paramount or any of its Subsidiaries, (C) any sale, disposition, abandonment, waiver, failure to renew, permission to lapse, or other failure to maintain any Intellectual Property Right, Paramount Contract or other right (i) pursuant to a natural statutory expiration, or (ii) that Paramount or any of its Subsidiaries, in the exercise of its reasonable business judgement, has determined not to maintain, (D) Content Activities, including any distribution of content or programming via MVPDs, or (E) any transactions among Paramount and any of its Subsidiaries or (II) materially amend, renew, permit to be automatically renewed (e.g., by failing to exercise a notice of expiration within the required notice period), or terminate any Contract set forth on Section 6.2(b)(x) of the Paramount Disclosure Letter or enter into any replacement Contract providing for goods or services currently included in such Contracts with any party;

(xi) other than in the ordinary course of business, (A) enter into, amend, renew (or fail to exercise a renewal option under), or modify any Paramount Lease for Paramount Leased Real Property if such amendment, renewal or modifications would increase the aggregate amount of payments, or create a payment obligation, under such Paramount Lease (as amended, renewed, or modified, as the case may be) in excess of 10% on an annual basis or (B) terminate any Paramount Lease except any termination that shall occur at the end of the term of such Paramount Lease;

(xii) incur or guarantee any debt for borrowed money (except for (A) advances to employees and consultants for travel and other business-related expenses in the ordinary course of business, (B) guarantees of obligations of Paramount or any of its wholly owned Subsidiaries or (C) any replacement, renewal, extension, refinancing or similar transaction involving any existing debt for borrowed money of Paramount or its Subsidiaries on terms and conditions that are not materially less favorable, taken as a whole, to Paramount and its Subsidiaries than the terms and conditions of the replaced, renewed, extended or refinanced debt (this clause (C), a “Permitted Paramount Refinancing”)), in each case, involving amounts, individually or in the aggregate, in excess of $500,000,000; provided, that draw-downs or other borrowings under the existing credit facilities (as in effect on the date of this Agreement) of Paramount or any of its Subsidiaries or any replacement, renewal, extension or refinancing of the foregoing within the foregoing $500,000,000 threshold shall only be permitted if the same is determined by Paramount to be reasonably necessary to avoid a material and adverse impact on the business of Paramount and its Subsidiaries and advance notice is provided to Skydance as early as reasonably practicable (and in any event no less than forty-eight (48) hours in advance);

(xiii) (A) amend, modify or waive, in each case, in a material and adverse respect, or terminate any Paramount Material Contract (other than in the ordinary course with respect to clauses (iii), (x), (xi) and (xxi) of Section 3.13(a)) or (B) enter into any Contract that if entered into prior to the date of this Agreement would have been a Paramount Material Contract of the kind described in clauses (vi), (vii), (viii), (xii), (xiii), (xvi), (xvii) (provided, that for purposes of this clause the references therein to “10%” shall be deemed deleted), (xix) (provided, that, for purposes of this clause, the references therein to “$50,000,000” shall be replaced with “$125,000,000”) and (xx) of Section 3.13(a) (provided, that, for purposes of this clause, the references therein to “(i) any Material Affiliation Agreement or” should be deleted), in each case, for purposes of this clause, with any references to any particular fiscal year deemed to be replaced with “any fiscal year following December 31, 2023”; provided, that this clause (xiii) shall not prohibit or restrict any Paramount Employee Plan or the entry into any Contract as required by a pre-existing Contract as of the Effective Date;

(xiv) commence any Legal Proceeding that could reasonably be expected to prevent or materially impair the ability of Paramount, New Paramount or Skydance Merger Sub to consummate the Mergers or the PIPE Transaction;

(xv) settle, release, waive, or compromise any Legal Proceeding (or threatened Legal Proceeding), other than (A) any actual or threatened Legal Proceeding arising out of or relating to a breach of this Agreement or any other agreement contemplated hereby or arising out of or related to the Transactions or (B) pursuant to a settlement that does not relate to any of the Transactions and, in the case of this clause (B), (I) that results solely in a monetary obligation involving only the payment of monies by Paramount of not more than $50,000,000 individually or $150,000,000 in the aggregate, in each case in excess of the reserves taken therefor as reflected in Paramount’s Annual Report on Form 10-K for the year ended on December 31, 2023; (II) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, Paramount and the payment of monies by Paramount; (III) that results solely in a monetary obligation involving payment by Paramount of an amount not greater than the amount specifically reserved in accordance with GAAP with respect to such Legal Proceeding on the Paramount Balance Sheet; or (IV) that does not result in any monetary obligation of Paramount, New Paramount or any of their respective Subsidiaries; provided, that this Section 6.2(b)(xv) shall not apply to any Legal Proceeding arising out of or relating to any matter set forth in Section 7.2 or Section 7.5 or otherwise arising out of or related to this Agreement;

(xvi) (A) make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method, (C) change any annual Tax accounting period, (D) enter into any closing agreement or similar agreement with respect to material Taxes, (E) settle, compromise, surrender or abandon, file a claim in respect of or prepare any substantive response related to any claim or assessment in respect of material Taxes, (F) request or consent to any extension, modification or waiver of any statute of limitations in respect of material Taxes or Tax Returns, (G) surrender any right to claim a refund of material Taxes, (H) amend any material Tax Return or (I) apply for or request any Tax ruling, in each case, other than in the ordinary course of business; provided that for purposes of this Section 6.2(b)(xvi), the threshold for materiality shall be $75,000,000;

(xvii) enter into any Contract that would, following the Closing, limit the right of Paramount or any Subsidiary of Paramount to sell, distribute, or manufacture any product or service by limiting the right to engage in any line of business or to compete with any other Person in any location or line of business (other than any exclusive or co-exclusive licenses of or holdbacks affecting Paramount Properties entered into in the ordinary course of business), in each case, in a manner that is material to any material business segment of Paramount and its Subsidiaries;

(xviii) change in any material respect their material financial accounting principles, practices or methods, except as required by GAAP or applicable Law;

(xix) enter into (i) any new Contract that grants a change of control right or remedy, right of first refusal, right of first negotiation, option to purchase or option to exclusively license or (ii) any new Contract that includes a provision that would require a material payment in excess of the amounts set forth in Section 6.2(b)(xix) of the Paramount Disclosure Letter, to the other party or parties thereto, in each case under (i) or (ii), which right or payment is triggered by or would materially impair the consummation of the Mergers; provided, that this clause (xix) shall not prohibit or restrict any Paramount Employee Plan;

(xx) commence any material new lines of business in which Paramount or any of its Subsidiaries are not engaged as of the date of this Agreement (or actively preparing to engage as of the date of this Agreement) or discontinue or shut down any lines of business in which they are engaged as of the date of this Agreement and which are material to any material business segment of Paramount and its Subsidiaries;

(xxi) except as set forth in Section 6.2(b)(xxi) of the Paramount Disclosure Letter, take or fail to take any action that would result in the reversion, expiration or termination of any material rights held by Paramount or any of its Subsidiaries in any Paramount Franchise Property that is not wholly owned by Paramount or its Subsidiaries;

(xxii) take the action set forth in Section 6.2(b)(xxii) of the Paramount Disclosure Letter;

(xxiii) enter into or amend any Multi-Property Agreement that involves or is reasonably expected to involve annual payments to or by Paramount or any of its Subsidiaries in excess of $25,000,000 in the fiscal year ending December 31, 2024 or any fiscal year thereafter;

(xxiv) “greenlighting” the production, acquisition or financing of any Property or committing to produce, acquire or finance any Property on the terms set forth on Section 6.2(b)(xxiv) of the Paramount Disclosure Letter;

(xxv) (A) enter into any new Contract with respect to the bundling of Paramount+ (i) outside the ordinary course of business or (ii) with any of the top seven (7) third-party streaming services (by number of U.S. subscribers) or (B) amend or extend any such existing Contract, if any such amendment or extension (1) would be on terms that are materially less favorable, taken as a whole, to Paramount and its Subsidiaries than the existing terms thereof or (2) would extend the term of such Contract by more than one (1) year;

(xxvi) violate the terms of Section 6.2(b)(xxvi) of the Paramount Disclosure Letter;

(xxvii) enter into any Contract that includes, or amend any Contract to include, any provision that, following the consummation of the Transactions, would, or would reasonably be expected to, bind or purport to bind any Affiliate of Paramount (including Skydance and its Affiliates, from and after the earlier Effective Time) other than

Paramount or any of its Subsidiaries or apply to the assets or business thereof in a manner that would be materially adverse to the applicable Affiliate’s business that such Contract binds or purports to bind; or

(xxviii) enter into or authorize, agree, or commit to take any action described in clauses (i) through (xxvii) of this Section 6.2(b).

(c) Nothing in this Agreement shall give to Skydance, directly or indirectly, any right to control or direct the operations of Paramount, New Paramount or any Merger Sub or any of their respective Subsidiaries prior to the Skydance Merger Effective Time. Prior to the Skydance Merger Effective Time, each of Skydance and Paramount shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations and those of its Subsidiaries.

Section 6.3 Operation of Skydance’s Business.

(a) During the Pre-Closing Period, except (x) as and to the extent required under this Agreement or by applicable Law, (y) with the written consent of Paramount, which consent shall not be unreasonably withheld, conditioned, or delayed, or (z) as set forth in Section 6.3 of the Skydance Disclosure Letter, Skydance shall, and shall cause the Skydance Subsidiaries to, use reasonable best efforts to conduct its and their business in all material respects in the ordinary course; provided that (i) with respect to the matters specifically addressed by any provision of Section 6.3(b) such specific provisions shall govern over the more general provision of Section 6.3(a) (it being agreed, however, that (x) any consent granted by Skydance with respect to any specific action under Section 6.3(b) shall apply to (and be deemed granted for) any other applicable limitation under Section 6.3(a) or Section 6.3(b), subject to any express limitations or qualifications imposed in connection with the granting of such consent and (y) nothing herein shall imply that being permitted to take any specific action under Section 6.3(b) relieves Skydance or any Skydance Subsidiary from compliance with Section 6.3(a)) and (ii) this Section 6.3(a) shall not prohibit Skydance or any Skydance Subsidiary from taking commercially reasonable actions consistent with prudent industry practices that would otherwise be prohibited pursuant to this Section 6.3(a) in order to prevent the occurrence of, or mitigate the existence of, an emergency situation involving endangerment of life, human health, safety or the environment or the protection of vital equipment or other assets; provided, however, that Skydance shall provide Paramount with notice of such emergency situation as soon as reasonably practicable and consult with Paramount before taking any such actions (to the extent practicable under the circumstances).

(b) During the Pre-Closing Period, except (x) to the extent required under this Agreement or by applicable Law, (y) with the written consent of Paramount, which consent shall not be unreasonably withheld, conditioned, or delayed, or (z) as set forth in Section 6.3 of the Skydance Disclosure Letter, Skydance shall not, and Skydance shall cause each Skydance Subsidiary not to:

(i) establish a record date for, declare, accrue, set aside, or pay any dividend or make any other distribution in respect of any share of its capital stock, other than mandatory dividends or distributions required pursuant to its organizational documents as in effect on the date of this Agreement;

(ii) split, combine, subdivide, or reclassify any limited liability company interests (including the Skydance Membership Units) or other equity interests;

(iii) sell, issue, grant, deliver, transfer, pledge or encumber (other than Permitted Encumbrances), or authorize the sale, issuance, grant, delivery, transfer, pledge or encumbrance (other than Permitted Encumbrances) of, (A) any limited liability company interest, equity-linked interest or other security, (B) any option, call, warrant, restricted securities, or right to acquire any limited liability company interest, equity-linked interest or other security, (C) any instrument convertible into or exchangeable for any limited liability company interest, equity-linked interest or other security (except, in each case of clauses (A)-(C), by, from or a wholly owned Skydance Subsidiary to another Skydance Subsidiary), or (D) any Skydance Profits Interest Unit or Skydance Phantom Unit (except as granted after the date hereof in accordance with Section 6.3(b)(iii) of the Skydance Disclosure Letter);

(iv) except for actions expressly permitted by either Section 6.3(b)(vii) or Section 6.3(b)(ix), adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization, other than in the ordinary course of business (including with respect to single purpose Subsidiaries engaged in Content Activities) or in connection with any internal restructuring with respect to another Subsidiary of Skydance;

(v) except as required under the terms of any Skydance Employee Plan in existence as of the date hereof: (A) establish, adopt, terminate, or materially amend any material Skydance Employee Plan, except for (x) amendments to defined contribution retirement, health and welfare Skydance Employee Plans made in the ordinary course of business that do not materially increase the expense of maintaining such Skydance Employee Plan and (y) entrances into employment agreements or separation agreements in the ordinary course of business consistent with past practice that do not provide for severance (other than severance that is materially consistent with the severance provided to other similarly-situated Skydance Associates), change in control or retention payments or benefits; (B) accelerate the payment, vesting or funding of, or take any action to fund or secure the payment of, any compensation or benefits under any of the Skydance Employee Plans, or, except as required by GAAP, amend the funding obligation or contribution rate to, or change the underlying assumptions to calculate benefits payable under, any Skydance Employee Plan; (C) grant or pay to any Skydance Associate any new or increased cash incentive or other compensation or benefits, other than increases to base salaries or hourly wage rates (and corresponding target bonus opportunities) or target long-term incentive opportunities with respect to Skydance Associates approved in connection with either (x) Skydance’s compensation processes for annual merit increases, market adjustments and promotions or (y) an employment contract renewal, in either case, to the extent such approval occurred in the ordinary course of business consistent with past practice; (D) grant or increase any change in control or transaction-related retention compensation; (E) grant or increase any severance or similar compensation and/or benefits to any Skydance Associate with an annual base salary in excess of $1,500,000; (F) hire or terminate (other than for cause or due to death) any Skydance Associate with an annual base salary in excess of $1,500,000; or (G) unless Skydance has first provided prior written notice thereof to Paramount or New Paramount (as applicable), implement or announce any mass employee layoffs, plant closings, or other similar actions that trigger notice obligations under the WARN Act;

(vi) amend or permit the adoption of any material amendment of the articles of organization, operating agreement or other organizational document;

(vii) (A) make any new commitment to make any material capital contribution or advance to, or investments in, any Person (other than between Skydance and any of its wholly owned Subsidiaries) (a “Skydance JV Commitment”), (B) acquire any equity interest or equity-linked interest in any other Entity (other than securities in a publicly traded company held for investment by Skydance or any Skydance Subsidiary and consisting of less than 1% of the outstanding capital stock of such Entity) or (C) enter into any joint venture or similar equity arrangement, collectively with respect to clauses (A) through (C), in an aggregate amount in excess of the amount set forth in Section 6.3(b)(vii) of the Skydance Disclosure Letter;

(viii) (A) make or authorize aggregate capital expenditures in excess of 115% of Skydance’s capital expense budget as set forth in Section 6.3(b)(viii) of the Skydance Disclosure Letter, which expenditures shall be in accordance with such budget (it being understood and agreed that development, production or acquisition costs in connection with Content Activities do not constitute capital expenditures for purposes hereof) or (B) incur or agree to incur costs in connection with the development, production and/or acquisition of Properties (excluding amounts paid by any third party to Skydance or any of its Subsidiaries to fund or reimburse development and production costs) that in the aggregate are less than 70% or in excess of 110% of Skydance’s and its Subsidiaries’ aggregate budget set forth on Section 6.3(b)(viii) of the Skydance Disclosure Letter;

(ix) except as otherwise permitted under this Section 6.3, acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive or relinquish, transfer, assign, or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, including any material Intellectual Property Right or material Skydance IT Asset, except, in the case of any of the foregoing, (A) in the ordinary course of business (including pursuant to non-exclusive licenses granted in the ordinary course of business or to end users in connection with the provision or sale of any product or service), (B) pursuant to dispositions of obsolete, surplus, or worn-out assets that are no longer useful for the conduct of the business of Skydance or any Skydance Subsidiary, (C) any sale, disposition, abandonment, waiver, failure to renew, permission to lapse, or other failure to maintain any Intellectual Property Right, Skydance Contract or other right (i) pursuant to a natural statutory expiration, or (ii) that Skydance or a Skydance Subsidiary, in the exercise of its reasonable business judgement, has determined not to maintain, (D) Content Activities or (E) any transactions among Skydance and any of the Skydance Subsidiaries;

(x) other than in the ordinary course of business, (A) enter into, amend, renew (or fail to exercise a renewal option under), or modify the Skydance Leases for Skydance Leased Real Property if such amendments, renewals or modifications would increase the aggregate amount of payments, or create a payment obligation, under the Skydance Lease (as amended, renewed, or modified, as the case may be) in excess of 10% on an annual basis in the aggregate or (B) terminate any Skydance Lease except any termination that shall occur at the end of the term of such Skydance Lease;

(xi) incur or guarantee any debt for borrowed money (except for (A) advances to employees and consultants for travel and other business-related expenses in the ordinary course of business, (B) guarantees of obligations of Skydance or any wholly owned Skydance Subsidiary) or (C) any replacement, renewal, extension, refinancing or similar transaction involving any existing debt for borrowed money of Skydance or the Skydance Subsidiaries on terms and conditions that are not materially less favorable, taken as a whole, to Skydance and the Skydance Subsidiaries than the terms and conditions of the replaced, renewed, extended or refinanced debt (this clause (C), a “Permitted Skydance Refinancing”)), in each case, involving amounts, individually or in the aggregate, in excess of $100,000,000;

(xii) (A) amend, modify or waive, in each case, in a material and adverse respect or terminate any Skydance Material Contract (other than in the ordinary course with respect to clauses (iii), (x), (xi) and (xix) of Section 4.12(a)) or (B) enter into any Contract that, if entered into prior to the date of this Agreement, would have been a Skydance Material Contract of the kind described in clauses (vi), (vii), (viii), (xii), (xiii), (xv), (xvi) (provided, that for purposes of this clause, the references therein to “10%” shall be deemed deleted) and (xviii) (provided, that for purposes of this clause, the references therein to “$25,000,000” shall be replaced by “$125,000,000”) of Section 4.12(a), in each case, for purposes of this clause, with any references to any particular fiscal year deemed to be replaced with “any fiscal year”; provided that this clause (xii) shall not prohibit or restrict any Skydance Employee Plan or the entry into any Contract as required by a pre-existing Contract as of the Effective Date;

(xiii) commence any Legal Proceeding that could reasonably be expected to prevent or materially impair the ability of Skydance or a Skydance Subsidiary to consummate the Mergers or the Transactions;

(xiv) settle, release, waive, or compromise any Legal Proceeding (or threatened Legal Proceeding), other than (A) any actual or threatened Legal Proceeding arising out of or relating to a breach of this Agreement or any other agreement contemplated hereby or arising out of or related to the Transactions or (B) pursuant to a settlement that does not relate to any of the Transactions and, in the case of this clause (B), (I) that results solely in a monetary obligation involving only the payment of monies by Skydance of not more than $25,000,000 individually or $75,000,000 in the aggregate, in each case in excess of the reserves taken therefor in the Skydance Financial Statements; (II) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, Skydance and the payment of monies by Skydance; (III) that results solely in a monetary obligation involving payment by Skydance of an amount not greater than the amount specifically reserved in accordance with GAAP with respect to such Legal Proceeding on the Skydance Balance Sheet; or (IV) that does not result in any monetary obligation of Skydance or a Skydance Subsidiary; provided that this

Section 6.3(b)(xiv) shall not apply to any Legal Proceeding arising out of or relating to any matter set forth in Section 7.2 or Section 7.5 or otherwise arising out of or related to this Agreement;

(xv) (A) make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method, (C) change any annual Tax accounting period, (D) enter into any closing agreement or similar agreement with respect to material Taxes, (E) settle, compromise, surrender or abandon, file a claim in respect of or prepare any substantive response related to any claim or assessment in respect of material Taxes, (F) request or consent to any extension, modification or waiver of any statute of limitations in respect of material Taxes or Tax Returns, (G) surrender any right to claim a refund of material Taxes, (H) amend any material Tax Return or (I) apply for or request any Tax ruling, in each case, other than in the ordinary course of business; provided that for purposes of this Section 6.3(b)(xv), the threshold for materiality shall be $75,000,000;

(xvi) enter into any Contract that would, following the Closing, limit the right of Skydance or any Skydance Subsidiary to sell, distribute, or manufacture any product or service by limiting the right to engage in any line of business or to compete with any other Person in any location or line of business (other than any exclusive or co-exclusive licenses of or holdbacks affecting Skydance Properties entered into in the ordinary course of business), in each case, in a manner that is material to any material business segment of Skydance and the Skydance Subsidiaries;

(xvii) change in any material respect their material financial accounting principles, practices or methods, except as required by GAAP or applicable Law;

(xviii) enter into (i) any new Contract that grants a change of control right or remedy, right of first refusal, right of first negotiation, option to purchase or option to exclusively license, or (ii) any new Contract that includes a provision that would require a material payment in excess of the amounts set forth in Section 6.3(b)(xviii) of the Skydance Disclosure Letter to the other party or parties thereto, in each case under (i) or (ii), which right or payment is triggered by or would materially impair, the consummation of the Mergers; provided, that this clause (xviii) shall not prohibit or restrict any Skydance Employee Plan;

(xix) commence any material new lines of business in which Skydance or the Skydance Subsidiaries are not engaged as of the date of this Agreement (or actively preparing to engage as of the date of this Agreement) or discontinue or shut down any lines of business in which they are engaged as of the date of this Agreement and which are material to any material business segment of Skydance and the Skydance Subsidiaries;

(xx) except as set forth in Section 6.3(b)(xx) of the Skydance Disclosure Letter, take or fail to take any action that would result in the reversion, expiration or termination of any material rights held by Skydance or any of its Subsidiaries in any Skydance Franchise Property that is not wholly owned by Skydance or its Subsidiaries;

(xxi) enter into or amend any Multi-Property Agreement that involves or is reasonably expected to involve annual payments to or by Skydance or any of its Subsidiaries in excess of $10,000,000 in the fiscal year ending December 31, 2024 or any fiscal year thereafter;

(xxii) “greenlighting” the production, acquisition or financing of any Property or committing to produce, acquire or finance any Property on the terms set forth on Section 6.3(b)(xxii) of the Skydance Disclosure Letter; or

(xxiii) enter into or authorize, agree, or commit to take any action described in clauses (i) through (xxii) of this Section 6.3(b).

(c) Nothing in this Agreement shall give to Paramount, New Paramount or any Merger Sub, directly or indirectly, any right to control or direct the operations of Skydance or any Skydance Subsidiary prior to the Skydance Merger Effective Time. Prior to the Skydance Merger Effective Time, each of Paramount and Skydance shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations and those of its Subsidiaries.

Section 6.4 Go-Shop; No Solicitation.

(a) During the period (the “Go-Shop Period”) beginning on the date hereof and, except as may be extended for Excluded Parties in accordance with this Section 6.4(a), continuing until 11:59 p.m., New York City Time on August 21, 2024 (the “No-Shop Period Start Date”), the Paramount Special Committee and its Representatives (or Paramount and its Subsidiaries and their respective Representatives, if acting at the direction of the Paramount Special Committee) shall have the right to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or encourage, facilitate or assist, any Acquisition Proposal and any proposal, inquiry or offer that could be reasonably expected to lead to, result in or constitute an Acquisition Proposal, (ii) subject to the entry into, and solely in accordance with, an Acceptable Confidentiality Agreement, provide information (including non-public information and data) relating to Paramount or any of its Subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Paramount or any of its Subsidiaries to any Person and its Representatives, in any such case with the intent to induce the making, submission or announcement of an Acquisition Proposal (or inquiries, proposals or offers or other efforts that could lead to any Acquisition Proposals); provided, however that (1) the Paramount Special Committee (or Paramount, acting at the direction of the Paramount Special Committee) also provides Skydance, prior to or substantially concurrently with the time such non-public information is provided or made available to such Person or its Representatives, any non-public information furnished to such other Person or its Representatives that was not previously furnished or made available to Skydance or its Representatives and (2) any competitively sensitive non-public information provided to any Person who is or who has one or more Affiliates that is a competitor of Paramount or any of its Subsidiaries in connection with the actions permitted by this Section 6.4(a) shall be provided in accordance with customary “clean room” or other similar procedures as reasonably determined by the Paramount Special Committee (or Paramount, acting at the direction of the Paramount Special Committee) and (iii) engage in, enter into, continue or otherwise participate in, any discussions or negotiations with any Persons and their respective Representatives with respect to any Acquisition Proposals (or inquiries, proposals or offers or other efforts that could lead to any Acquisition Proposals), and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Acquisition Proposals, including granting a waiver, amendment or release under (A) any pre-existing standstill or similar provision to allow for a confidential Acquisition Proposal to be made to Paramount, the Paramount Special Committee or the Paramount Board or (B) any Takeover Laws to enable discussions and negotiations with the Paramount Special Committee and its Representatives (or Paramount and its Subsidiaries and their respective Representatives, if acting at the direction of the Paramount Special Committee) and with NAI and its Representatives. In the event that the Paramount Special Committee and its Representatives (or Paramount and its Subsidiaries and their respective Representatives, if acting at the direction of the Paramount Special Committee) are engaged in substantive negotiations under an Acceptable Confidentiality Agreement with an Excluded Party, then the Paramount Special Committee may, by written notice to Skydance (which notice shall include the identity of any such Excluded Party) on or before August 21, 2024, extend the Go-Shop Period and the No-Shop Period Start Date with respect to any such Excluded Party (and only an Excluded Party) until September 5, 2024 in order to continue to engage in the activities described in this Section 6.4(a) with any such Excluded Party solely during such extended Go-Shop Period. The Paramount Special Committee shall promptly (and in any event within 24 hours) notify Skydance in writing if any Excluded Party ceases to be an Excluded Party during the extended Go-Shop Period.

(b) On the No-Shop Period Start Date (as may be extended for Excluded Parties in accordance with Section 6.4(a)), each of Paramount and Skydance shall, shall cause its respective Subsidiaries and shall direct its and their respective Affiliates and Representatives to (i) immediately terminate (or cause to be terminated) any discussions or negotiations with any Person and its Affiliates and Representatives with respect to an Acquisition Proposal, (ii) promptly (and in any case within twenty-four (24) hours after the beginning of the No-Shop Period Start Date) terminate (or cause to be terminated) such Person’s and its Affiliates’ and Representatives’ access to any data room or other depository of information maintained by or on behalf of such Party and its Subsidiaries for purposes of facilitating an Acquisition Proposal and (iii) promptly cease any direct or indirect solicitation, knowing encouragement, discussion, or negotiation with any such Person that may be ongoing relating to an Acquisition Proposal. Additionally, from the No-Shop Period Start Date (as may be extended for Excluded Parties in accordance with Section 6.4(a)) until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Skydance Merger Effective Time, each of Paramount and Skydance shall not, shall cause its respective Subsidiaries not to and shall direct its and their respective Affiliates and Representatives not to, directly or indirectly, (A) solicit, initiate, or knowingly facilitate, or knowingly encourage (including by way of furnishing non-public information), or otherwise propose or knowingly induce the making, submission, or announcement of, any proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal, (B) engage in, continue, or otherwise participate in any discussion or negotiation regarding, or furnish to any other Person (other than (1) Skydance and its Affiliates, NAI and its Affiliates, and any Representatives of the foregoing Persons, in the case of Paramount, and (2) Paramount and its

Affiliates, NAI and its Affiliates, and any Representatives of the foregoing Persons, in the case of Skydance), any non-public information and data relating to such Party or any of its Subsidiaries or afford to any Person (other than (1) Skydance and its Affiliates, NAI and its Affiliates, and any Representatives of the foregoing Persons, in the case of Paramount, and (2) Paramount and its Affiliates, NAI and its Affiliates, and any Representatives of the foregoing Persons, in the case of Skydance) access to the business, properties, assets, books, records or other information, or to any personnel, of such Party or any of its Subsidiaries (except pursuant to Section 220 of the DGCL, with respect to Paramount), in each case, in connection with, or for the purpose of knowingly encouraging or knowingly facilitating, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (C) approve, adopt, endorse or recommend an Acquisition Proposal or any offer or proposal that could reasonably be expected to lead to an Acquisition Proposal, (D) terminate, amend, release, modify or fail to enforce any provision (including any standstill or similar provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement, in each case, in furtherance of an Acquisition Proposal, (E) grant any waiver, amendment or release under any Takeover Laws, (F) authorize or enter into any letter of intent, acquisition agreement, agreement in principle, or other Contract (other than, in the case of Paramount, an Acceptable Confidentiality Agreement) (an “Acquisition Agreement”) relating to an Acquisition Proposal or (G) resolve, agree or propose to do any of the foregoing.

(c) Each of Skydance and Paramount shall, promptly (and, in any event, within 24 hours) after receipt of any Acquisition Proposal by it or any of its Affiliates or Representatives, notify the other Party of the material terms of such Acquisition Proposal and the identity of the Person or “group” making such Acquisition Proposal and shall provide the other Party with copies of any written requests, proposals or offers, including proposed agreements, and the material terms and conditions of any proposals or offers (or where no such copies are available, a reasonably detailed written description thereof). In addition, each of Paramount and Skydance shall, and shall cause its respective Subsidiaries and their respective Affiliates to, keep the other Party reasonably informed, on a prompt basis, of the status and terms of, and material changes in, any such Acquisition Proposal. Paramount agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits Paramount from providing any information to Skydance in accordance with, or otherwise complying with, this Section 6.4(c). Paramount shall promptly (and, in any event, within 24 hours), following a determination by the Paramount Board (acting upon the recommendation of the Paramount Special Committee) or the Paramount Special Committee that an Acquisition Proposal is a Superior Proposal, to the extent the Paramount Board or the Paramount Special Committee is permitted to make such a determination pursuant to Section 6.6, notify Skydance of such determination in writing.

(d) Promptly after the No-Shop Period Start Date (as may be extended for Excluded Parties in accordance with Section 6.4(a)), each of Paramount and Skydance shall deliver a written notice to each Person that entered into a confidentiality agreement with such Party relating to an Acquisition Proposal within the 180 days preceding the date of this Agreement requesting the prompt return or destruction of all confidential information previously furnished to any Person pursuant to such confidentiality agreement within such 180-day period.

(e) Without limiting the foregoing, each of Skydance and Paramount agrees that if any of its or its Subsidiaries’ Representatives takes (or omits to take) any action that if taken (or not taken) by such Party would constitute a breach of this Section 6.4, then such action (or inaction) shall be deemed to constitute a breach of this Section 6.4 by such Party.

Section 6.5 Delivery of Paramount Written Consent. Paramount acknowledges that the Specified NAI Entities have executed and delivered the Paramount Written Consent, which by its terms becomes effective immediately following the execution and delivery of this Agreement.

Section 6.6 Paramount Board Recommendation.

(a) The Paramount Board and each committee of the Paramount Board (including the Paramount Special Committee) shall not, and shall not authorize or publicly propose to: (i) (A) withhold, withdraw or adversely qualify (or modify or amend in a manner adverse to the Skydance Parties) the Paramount Board Recommendation or the Paramount Special Committee Recommendation; (B) authorize, approve, adopt or recommend, or declare the advisability of, any Acquisition Proposal; or (C) make any recommendation in connection with any Acquisition Proposal that is a tender offer or exchange offer other than a recommendation against such offer within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or a temporary “stop, look and listen” communication by the Paramount Board or the Paramount Special Committee pursuant to, or similar communication of the type contemplated by, Rule 14d-9(f) under the Exchange Act (any of the foregoing actions, an “Adverse Recommendation Change”) or (ii) cause or permit Paramount or any of Paramount’s Subsidiaries to enter into any Acquisition Agreement or otherwise resolve or agree to do so.

(b) Notwithstanding anything to the contrary in Section 6.6(a) or elsewhere in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article IX and the No-Shop Period Start Date, if (but only if), in response to an Acquisition Proposal made after the date of this Agreement that has not been withdrawn and that did not result from a material breach of Section 6.6, the Paramount Board (acting upon the recommendation of the Paramount Special Committee) or the Paramount Special Committee determines in good faith (in each case, after consultation with its respective outside legal counsel and financial advisors) that (x) such Acquisition Proposal is a Superior Proposal and (y) the failure to take such action would be reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law, then, subject to the remainder of this Section 6.6(b), the Paramount Board (acting upon the recommendation of the Paramount Special Committee) or the Paramount Special Committee may terminate this Agreement during the Go-Shop Period (as may be extended for Excluded Parties in accordance with Section 6.4(a)) in accordance with Section 9.1(f) in order to enter into a definitive agreement providing for a Superior Proposal (a “Superior Proposal Termination”). Before the Paramount Board or the Paramount Special Committee may effect a Superior Proposal Termination in accordance with the immediately preceding sentence: (A) Paramount shall provide Skydance at least four Business Days’ prior written notice of its intention to effect a Superior Proposal Termination; (B) Paramount shall provide Skydance a summary of the material terms and conditions of such Superior Proposal (including the consideration offered therein and the identity of the person or “group” making the Superior Proposal) and an unredacted copy of any written materials received from or on behalf of the Person or Persons making such Acquisition Proposal; (C) if requested to do so by Skydance, for a period of four Business Days following delivery of such notice, Paramount shall discuss and negotiate in good faith, and shall make its Representatives available to discuss and negotiate, with the Skydance Parties and their Representatives, any proposed modifications to the terms and conditions of this Agreement in such a manner that would cause such Superior Proposal to no longer constitute a Superior Proposal; and (D) no earlier than the end of such four Business Day period, the Paramount Board (acting upon the recommendation of the Paramount Special Committee) or the Paramount Special Committee shall determine in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by the Skydance Parties during such four Business Day period and in consultation with its outside legal counsel and financial advisors, that (1) such Superior Proposal still constitutes a Superior Proposal and (2) the failure to effect a Superior Proposal Termination would continue to be reasonably likely to be inconsistent with the applicable directors’ fiduciary duties under applicable Law (it being understood and agreed that, with respect to each time that any material changes are made to the financial or other material terms of a proposal that was previously the subject of a notice hereunder, Paramount shall be required to provide an additional notice to Skydance as provided above, but with respect to such additional notice, references herein to a “four Business Day period” shall be deemed references to a “two Business Day period”).

(c) Nothing in this Section 6.6 or elsewhere in this Agreement shall prohibit Paramount or the Paramount Board of Directors (acting upon the recommendation of the Paramount Special Committee) or the Paramount Special Committee from (i) taking and disclosing to the stockholders of Paramount a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of Paramount that is required by applicable Law; provided that, in each case, any such disclosure does not constitute an Adverse Recommendation Change. For the avoidance of doubt, this Section 6.6(c) shall not be construed to permit the Paramount Board of Directors or the Paramount Special Committee to make an Adverse Recommendation Change.

Section 6.7 Payoff of Certain Indebtedness.

(a) To the extent requested in writing by Skydance at least ten (10) Business Days prior to the Closing Date, Paramount shall use reasonable best efforts to deliver or cause to be delivered to Skydance at or prior to the Closing a copy of (i) an executed payoff letter, in customary form, from the administrative agent for the Existing Paramount Revolving Credit Facility, which payoff letter shall (A) indicate the aggregate amount required to be paid to such administrative agent on the Closing Date and (B) provide that upon receipt of the applicable payoff amount, the applicable agreements evidencing the Existing Paramount Revolving Credit Facility shall be automatically terminated (other than any provisions that by their terms survive the termination thereof) and all guarantees by Paramount or any of its Subsidiaries of the Existing Paramount Revolving Credit Facility shall be released and terminated and (ii) all applicable guarantee release and related termination documentation.

(b) Skydance shall use reasonable best efforts to deliver or cause to be delivered to Paramount at or prior to the Closing a copy of (i) an executed payoff letter, in customary form, from the administrative agent for the Existing Skydance Revolving Credit Facility, which payoff letter shall (A) indicate the aggregate amount required to be paid to such agent on the Closing Date (such amount, the “Skydance Debt Payoff Amount”) and (B) provide that upon receipt of the Skydance Debt Payoff Amount, the applicable agreements evidencing the Existing Skydance Revolving Credit Facility shall be automatically terminated (other than any provisions that by their terms survive the termination thereof) and all Encumbrances on the assets and properties of Skydance and the Skydance Subsidiaries securing any such Indebtedness and all guarantees by Skydance or any Skydance Subsidiary of the Existing Skydance Revolving Credit Facility shall be released and terminated (with authority provided to file any applicable lien releases and related termination documentation) and (ii) all applicable lien release, guarantee release and related termination documentation.

(c) Paramount shall use reasonable best efforts to submit a borrowing notice under the Existing Paramount Revolving Credit Facility in advance of the Closing for such amounts available thereunder that are requested by Skydance in writing at least four (4) Business Days prior to the Closing.

ARTICLE VII

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1 Preparation of Information Statement/Registration Statement; Stockholders’ Meeting.

(a) As promptly as reasonably practicable after the execution and delivery of this Agreement, Paramount and Skydance shall jointly cause to be prepared and Paramount shall file with the SEC (i) an information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Paramount Written Consent and the Transactions and a prospectus to be sent to the stockholders of Paramount (the “Information Statement”) and (ii) New Paramount’s registration statement on Form S-4 pursuant to which shares of New Paramount Class B Common Stock issuable in connection with the Transactions will be registered with the SEC (the “Registration Statement,” with the Information Statement constituting a part thereof). Paramount and New Paramount, as applicable, shall promptly notify Skydance upon the receipt of any oral or written comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Information Statement or the Registration Statement and shall provide Skydance with copies of all written correspondence and a summary of all oral communications between it, on the one hand, and the SEC and its staff, on the other hand, relating to the Information Statement or the Registration Statement and shall provide Skydance and its legal counsel a reasonable opportunity to participate in any discussions or meetings with the SEC relating to the Information Statement or the Registration Statement. Skydance (on the one hand) and Paramount and New Paramount (on the other hand), as applicable, shall cooperate, and shall cause their respective Representatives and Affiliates to cooperate, and provide each other Party with a reasonable opportunity to review and comment on each of the Information Statement and the Registration Statement and any substantive correspondence (including responses to SEC comments) regarding, or amendments or supplements to, the Information Statement or the Registration Statement prior to filing with the SEC or mailing to stockholders, and shall provide to such other Parties a copy of all such filings made with the SEC.

(b) Each of Paramount and Skydance shall use reasonable best efforts to (i) have the Registration Statement declared effective under the Securities Act and the Information Statement to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such filing and (ii) keep the Registration Statement effective as long as necessary to consummate the Mergers and the other Transactions. Without limiting any other provision herein, the Registration Statement and the Information Statement will contain such information and disclosure with respect to the Skydance Parties as is reasonably requested by Paramount so that the Registration Statement conforms in form and substance to the requirements of the Securities Act and the Information Statement conforms in form and substance to the requirements of the Exchange Act. Paramount shall use its reasonable best efforts to cause the Information Statement to be mailed to holders of Paramount Common Stock as promptly as reasonably practicable after the Registration Statement is declared effective. In the event any tax opinion is required to be provided in connection with the Registration Statement, Paramount Tax Counsel shall provide such tax opinion, subject to customary modifications and limitations. In providing a tax opinion pursuant to the preceding sentence, Paramount Tax Counsel shall be entitled to rely upon Tax Representation Letters provided by the Parties (and, as necessary, their Affiliates), in accordance with Section 7.10(a).

(c) If at any time prior to the applicable Effective Time there shall occur any event with respect to Paramount, Skydance or any of their respective Subsidiaries, or with respect to information supplied by Paramount or Skydance for inclusion in the Registration Statement or the Information Statement, which event is required to be described in an amendment of or a supplement to the Registration Statement or Information Statement, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification, as and to the extent required by applicable Law, (i) Paramount shall promptly prepare an amendment or supplement to the Information Statement and (ii) Paramount shall cause the Information Statement as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of Paramount, in each case with the assistance of Skydance as provided for in this Section 7.1.

(d) Skydance and each Merger Sub shall provide such assistance and cooperation as may be reasonably requested in connection with the preparation, filing and distribution of the Information Statement and the Registration Statement. Skydance and each Merger Sub shall provide Paramount with such information concerning themselves and their Affiliates as is customarily included in a registration statement or Information Statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by applicable Laws, requested by the SEC or its staff, or as Paramount may reasonably request, in each case, sufficiently in advance of the mailing of the Registration Statement or Information Statement to be included therein. Notwithstanding anything in this Agreement to the contrary, Paramount and its Subsidiaries assume no responsibility with respect to information supplied in writing by or on behalf of Skydance or its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Information Statement.

(e) In connection with the filing of the Information Statement, the Registration Statement and any other SEC filings requiring such information, Skydance shall (i) cooperate with Paramount to prepare financial statements (including audited, unaudited and pro forma financial statements as required by the SEC and applicable Law) that comply with the rules and regulations of the SEC, including the requirements of Regulation S-X, and any applicable SEC interpretative guidance in respect thereof, and (ii) provide and make reasonably available upon reasonable notice the senior management employees of Skydance to discuss the materials prepared and delivered pursuant to this Section 7.1(e).

Section 7.2 Filings, Consents, and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, including Section 7.2(b), each of the Parties shall, and Paramount and New Paramount shall cause their respective Affiliates to, and Skydance shall cause the Equity Investors and the Blocker Holders to, use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, or advisable under applicable Antitrust Laws, Foreign Direct Investment Laws or Communications Laws (including the FCC Consent) to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, reporting, authorizations and expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance, or waiver, or expiration or termination of a waiting period by or from, or to avoid a Legal Proceeding by, any Governmental Body in connection with any Antitrust Law, Foreign Direct Investment Law or Communication Law, (ii) the obtaining of all necessary consents, authorizations, approvals, or waivers from third parties, (iii) the execution and delivery of any additional instrument reasonably necessary to consummate the Transactions and (iv) refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Mergers; provided, however, that in no event shall Paramount or any of its Subsidiaries be required to pay any fee, penalty, or other consideration or otherwise make any accommodation, commitment, or incur any liability or obligation to any third party or commence or participate in any Legal Proceeding (except as described in Section 7.2(b)), to obtain any consent or approval required for the consummation of the Transactions under any Contract.

(b) Without limiting the obligations imposed under Section 7.2(a), the Parties shall promptly take, and Paramount and New Paramount shall cause their respective Affiliates to take, and Skydance shall cause its Affiliates (including the Equity Investors) and the Blocker Holders to take, all actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance, decision, declaration, reporting and approval, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, of any Governmental Body for which any consent, permit, authorization, waiver, clearance, decision, declaration, reporting or approval, or expiration or termination of any waiting period is sought with respect to the Transactions, so as to obtain such consent, permit, authorization, waiver, clearance, decision, declaration, reporting, or approval, or expiration or termination of the waiting period under the HSR Act, other Antitrust Laws, Communications Laws or any Law regulating foreign investment screening, national security or trade regulation (“Foreign Direct Investment Laws”), and to avoid the commencement of a Legal Proceeding by any Governmental Body, or any other Person under Antitrust Laws, Communications Laws or Foreign Direct Investment Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any Legal Proceeding that would otherwise have the effect of preventing the Closing, delaying the Closing, or delaying the Closing beyond the End Date (collectively, “Regulatory Approvals”). In furtherance and not in limitation of the foregoing, if any lawsuit or other proceeding, whether judicial or administrative, is brought or threatened to be brought challenging or seeking to restrain or prohibit the consummation of the Transactions under the Antitrust Laws, Communications Laws or Foreign Direct Investment Laws, each of New Paramount, Skydance and Paramount shall in good faith contest and resist any such lawsuit or proceeding to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such lawsuit or proceeding and that prohibits, prevents restrains, interferes with, hinders or delays in any material respect the consummation of the Transactions. Notwithstanding anything to the contrary contained in this Agreement, no Party or its Affiliates shall be required to (i) commit to and effectuate by consent decree, hold separate order, or otherwise, the sale, lease, license, divestiture, or disposition of any material asset, right, product line, or business of Paramount, Skydance, or any of their respective Affiliates, (ii) terminate any existing relationship, contractual right, or obligation of Paramount, Skydance, or any of their respective Affiliates, (iii) terminate any venture or other arrangement, (iv) create any relationship, contractual right or obligation of Paramount, Skydance or any of their respective Affiliates, (v) effectuate any other change or restructuring of Paramount, Skydance, or any of their respective Affiliates, (vi) undertake or agree to any requirement or obligation to provide prior notice to, or obtain prior approval from, any Governmental Body with respect to any transaction or (vii) otherwise take or commit to take any action with respect to the businesses, product lines or assets of Paramount, Skydance or any of their respective Affiliates in connection with any Regulatory Approval (each of the foregoing, a “Remedy”); provided that each of Skydance and Paramount shall, and shall cause their respective Subsidiaries to, effect, or agree to effect, any Remedy or Remedies that, individually or in the aggregate, would not, or would not reasonably be expected to have, a Burdensome Effect; provided, further, that each Party shall be required to accept or commit to a Remedy only if the effectiveness of such Remedy is conditioned on the occurrence of the Closing. A “Burdensome Effect” means a material adverse effect on New Paramount and its Subsidiaries (including the Surviving Entities and their Subsidiaries), taken as a whole after giving effect to the Mergers.

(c) Subject to the terms and conditions of this Agreement, each Party shall, if applicable (and Paramount and New Paramount shall cause their respective Affiliates and Skydance shall cause its Affiliates (including the Equity Investors) and the Blocker Holders, in each case, if applicable, to), (i) as promptly as reasonably practicable, but in no event later than ten (10) business days after the date of this Agreement make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions, (ii) as promptly as reasonably practicable after the date of this Agreement (unless Paramount and Skydance agree to a later date) make all other filings, notifications or other consents as may be required to be made or obtained by such Party under foreign Antitrust Laws, Communications Laws or Foreign Direct Investment Laws in those jurisdictions identified in Section 7.2(b) of the Paramount Disclosure Letter, which contains the list of the only jurisdictions where filing, notification, expiration of a waiting period, or consent or approval is a condition to Closing, and (iii) cooperate with each other in determining whether, and promptly preparing and making, any other filing or notification or other consent required to be made with, or obtained from, any other Governmental Body in connection with the Transactions.

(d) Without limiting the generality of anything in this Section 7.2, each Party shall, and Paramount and New Paramount shall cause their respective Affiliates to, and Skydance shall cause its Affiliates (including the Equity Investors) and the Blocker Holders to, (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action, or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action, or Legal Proceeding, (iv) promptly inform the other Parties of any material communication to or from any Governmental Body in connection with any such request, inquiry, investigation, action, or Legal Proceeding and permit such other Parties to review in advance any proposed communication to any such Governmental Body and incorporate such other Parties’ reasonable comments, (v) on request, promptly furnish to the other Party a copy of such communications, subject to a confidentiality agreement limiting disclosure to outside counsel and consultants retained by such counsel, and subject to redaction of documents (A) as necessary to comply with contractual arrangements and (B) to remove references to valuation of Paramount or Skydance or their respective Subsidiaries, (vi) to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion, or proposal to be made or submitted in connection with any such request, inquiry, investigation, action, or Legal Proceeding and (vii) except as may be prohibited by any Governmental Body, permit authorized Representatives of the other Parties to be present at each meeting and telephone or video conference arising out of or relating to such request, inquiry, investigation, action, or Legal Proceeding. Each Party shall supply as promptly as reasonably practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials, including any “second request” under the HSR Act, received by any Party or any of its Affiliates from any Governmental Body in connection with such applications or filings for the Transactions. Any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 7.2 as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. Each Party shall use reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege, or any other privilege pursuant to this Section 7.2 so as to preserve any applicable privilege. All filing fees under the HSR Act and for any filing required under foreign Antitrust Laws, Communications Laws or Foreign Direct Investment Laws (if any) shall be borne equally by Skydance and Paramount.

(e) Paramount and Skydance shall consult in advance with each other and in good faith take each other’s views into account prior to taking any substantive position with respect to (x) the filings under the HSR Act, Communications Laws (including the FCC Consent) or required by any other Governmental Body under any applicable Antitrust Laws or Foreign Direct Investment Laws and (y) any written submission or, to the extent practicable, any discussion with any Governmental Body in connection with obtaining any necessary clearance under the HSR Act or any other Antitrust Law or any Foreign Direct Investment Law. Notwithstanding anything in this Agreement to the contrary, Skydance and Paramount (at the direction of the Paramount

Special Committee) shall jointly control and direct all communications and strategy in dealing with any Governmental Body under the HSR Act, other Antitrust Laws, Communications Laws and Foreign Direct Investment Laws.

(f) The Parties shall not, and Paramount and New Paramount shall not permit any of their respective Affiliates to, and Skydance shall not permit any of its Affiliates (including any of the Equity Investors) or any of the Blocker Holders to, enter into any Contracts to acquire (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) any ownership interests or assets of any Person that would be reasonably likely to: (i) materially increase the risk of imposing any delay in the expiration or termination of any applicable waiting period beyond the End Date or materially increase the risk of not obtaining, any authorization, consent, clearance, decision, declaration, reporting, approval, or order of a Governmental Body necessary to consummate the Transactions, including any approval or expiration of the waiting period under the HSR Act, any Communications Laws or any other applicable Law; or (ii) materially increase the risk of any Governmental Body entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary, or temporary injunction or restraining order, or other order, decree, decision, determination, or judgment that would delay beyond the End Date, prevent, enjoin, or otherwise prohibit consummation of Transactions (any of clause (i) or (ii), a “Regulatory Hurdle”).

(g) Subject to the proviso to this sentence, nothing in this Section 7.2 or any other provision of this Agreement shall require Skydance to cause its Affiliates (other than the Skydance Subsidiaries), the Equity Investors (or any of their Affiliates) or the Blocker Holders (or any of their Affiliates) to take any action or omission contemplated by this Section 7.2 with respect to any of their investments, businesses, divisions, products, rights, services, licenses, operations or assets, including with respect to any investment funds or investment vehicles affiliated with, or managed or advised by, any Skydance Member or any Blocker Holder, any portfolio company (as such term is commonly understood in the private equity industry) affiliated with Skydance, the Equity Investors or any Blocker Holder or, in each case, any interests therein, except, in each case, with respect to Skydance and its Subsidiaries; provided that, notwithstanding the foregoing, (A) nothing in this Section 7.2(g) shall qualify or limit in any respect the obligations of Skydance, any Affiliates of Skydance (including any Equity Investor) and any Blocker Holder to make any necessary filings with or submissions to, or supply information or documentation to, or engage in communications with, Governmental Bodies as required by this Section 7.2 and (B) solely for purposes of Article IX, Skydance shall be deemed to be in material breach of its obligations under this Section 7.2 in the event that the failure to obtain clearance under the HSR Act or any other Antitrust Law, Communications Law or Foreign Direct Investment Laws is due to the failure of any Affiliates of Skydance (including any Equity Investor) or any Blocker Holder, or any of their respective Affiliates, or any equity financing source of any of the foregoing Persons, to make any necessary filings with or submissions to, or supply information or documentation to, Governmental Bodies as would be required by such Persons under this Section 7.2(g) if such Persons had the same obligations as Skydance to do so.

Section 7.3 Employee Benefits.

(a) From and after the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable, New Paramount shall honor, and shall cause the

Surviving Entities and their applicable Subsidiaries to honor, all Paramount Employee Plans and Skydance Employee Plans and, to the extent applicable, shall assume any Paramount Employee Plan or Skydance Employee Plan that requires or contemplates assumption by its terms by an acquirer or successor; provided, that nothing herein shall be deemed to prohibit New Paramount or any of its Affiliates from amending or terminating any such Paramount Employee Plans and Skydance Employee Plans in accordance with their terms.

(b) For a period beginning on the Closing and ending on the later of the first anniversary of the Closing or the last day of calendar year 2025 (or, if earlier, until the applicable Continuing Employee terminates employment with New Paramount or any Subsidiary of New Paramount), New Paramount shall provide, or cause to be provided, to each employee of Paramount or any of its Subsidiaries as of immediately prior to the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable, and each employee of Skydance or any Skydance Subsidiary as of immediately prior to the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable (in each case, including any such employee who is on disability or other approved leave), and who continues in employment with New Paramount or any Subsidiary (including any Surviving Entity or any Subsidiary thereof) immediately following the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable (each, a “Continuing Employee”), except to the extent that New Paramount or any of its Subsidiaries implement changes (including reductions) to any Continuing Employee’s compensation and benefits in connection with any business unit-wide or business segment-wide reorganizations or restructurings following the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable, (1) a base salary or base wage rate, as the case may be, and target short-term cash incentive compensation and long-term equity incentive opportunities, that are no less favorable in the aggregate than the base salary (or base wage rates, as applicable) and short-term cash incentive compensation and long-term equity incentive opportunities provided to such Continuing Employee immediately prior to the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable, and (2) retirement, health and welfare, severance and other benefits (excluding cash or equity-linked awards, defined benefit arrangements, retiree health and welfare arrangements and any retention or other special or non-recurring compensation or benefits) that are no less favorable in the aggregate than such retirement, health and welfare, severance and other benefits provided to such Continuing Employee immediately prior to the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable.

(c) Subject to applicable Law, New Paramount will and will use commercially reasonable efforts to cause the Subsidiaries of New Paramount (including the Surviving Entities and their respective Subsidiaries) to give credit under each of their respective employee benefit plans, programs and arrangements (the “Post-Closing Employee Plans”) to Continuing Employees for all service prior to the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable, with Paramount or Skydance or their respective Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by Paramount or Skydance or any of their respective Subsidiaries, as applicable) for all purposes for which such service was taken into account or recognized by Paramount or Skydance or their respective Subsidiaries, as applicable, for purposes of eligibility for participation, vesting (solely for purposes of defined contribution retirement accounts) and, solely for purposes of vacation, paid-time-off or severance benefits, accrual; provided that no such recognition of service shall be required to the extent crediting such service would result in duplication of benefits, or for purposes of defined benefits plans (including the Paramount U.K. DB Plans) or retiree medical or welfare plans, except to the extent required by applicable Law.

(d) For purposes of each Post-Closing Employee Plan providing medical, dental, pharmaceutical, vision or other health and welfare benefits to any Continuing Employee and his or her dependents, New Paramount will use its commercially reasonable efforts to, and to cause its Subsidiaries (including the Surviving Entities and their respective Subsidiaries) to, (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such Post-Closing Employee Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were waived or were inapplicable under the comparable Paramount Employee Plan or Skydance Employee Plan, and (ii) fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of Paramount or Skydance (or their respective Subsidiaries), as applicable, prior to the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable, during the plan year in which the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as applicable, occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any pre-Closing Paramount Employee Plan or Skydance Employee Plan providing medical, dental, pharmaceutical, vision or health and welfare benefits, as if such amounts had been paid in accordance with such plan.

(e) Notwithstanding the foregoing, New Paramount shall, and shall cause its Subsidiaries (including the Surviving Entities and their respective Subsidiaries) to, provide each Continuing Employee who is, or becomes, covered by a Collective Bargaining Agreement with the compensation and benefits required by such Collective Bargaining Agreement.

(f) New Paramount, Paramount and Skydance agree to, and will cause their respective Subsidiaries to, cooperate on matters related to the transition of employees as contemplated by this Agreement including, without limitation, notification and consultation required by any union, works council or other labor organization representing Paramount Associates or Skydance Associates.

(g) The Parties hereby acknowledge that the consummation of the Transactions shall constitute a “change in control” or “change of control” (or a term of similar import) for purposes of the Paramount Employee Plans and Skydance Employee Plans, in each case, set forth on Section 7.3(g) of the Paramount Disclosure Letter or Skydance Disclosure Letter.

(h) The provisions of this Section 7.3 are solely for the benefit of the Parties, no provision of this Section 7.3 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Agreement shall confer upon any Paramount Associate or Skydance Associate, or any talent, cast or crew or other service providers of Paramount or Skydance any right to continue in the employ or service of New Paramount, the Surviving Entities, or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way any right New Paramount, the Surviving Entities, or any Subsidiary or Affiliate thereof may have to discharge or terminate the services of any Paramount Associate or Skydance Associate or any talent, cast or crew or other service providers of Paramount or Skydance at any time for any reason whatsoever, with or without cause.

Section 7.4 Indemnification of Officers and Directors.

(a) New Paramount agrees that all rights to indemnification, advancement of expenses, and exculpation by Paramount or Skydance existing in favor of those Persons who are current or former directors, officers, members or managers of (1) Paramount or any of its Subsidiaries (and any person who becomes a director, officer, member or manager of Paramount or any of its Subsidiaries prior to the New Paramount Merger Effective Time) (collectively, the “Paramount D&O Indemnified Persons”) or (2) Skydance or any Skydance Subsidiary (and any person who becomes a director, officer, member or manager of Skydance or any Skydance Subsidiary prior to the Skydance Merger Effective Time) (collectively, the “Skydance D&O Indemnified Persons” and, together with the Paramount D&O Indemnified Persons, the “D&O Indemnified Persons”) for any act, omission or other matter occurring prior to the applicable Effective Time, as provided in the organizational documents of Paramount and its Subsidiaries or the organizational documents of Skydance and the Skydance Subsidiaries, as applicable (in each case, as in effect as of the date of this Agreement), or in any indemnification agreements in effect as of the date of this Agreement with (A) (1) Paramount or any of its Subsidiaries set forth on Section 7.4(a) of the Paramount Disclosure Letter or (2) Skydance or any Skydance Subsidiary set forth on Section 7.4(a) of the Skydance Disclosure Letter, on the one hand, and (B) said D&O Indemnified Persons, on the other hand, shall survive the Mergers and shall continue in full force and effect and shall not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnified Person, and shall be observed by the Surviving Entities and their respective Subsidiaries to the fullest extent available under Delaware Law or California Law, as applicable, or other applicable Law for a period of six (6) years from the Closing, and any claim made pursuant to such rights within such six (6)-year period shall continue to be subject to this Section 7.4(a) and the rights provided under this Section 7.4(a) until disposition of such claim.

(b) From the New Paramount Merger Effective Time until the six (6)-year anniversary of the Closing Date, the Surviving Paramount Entity (together with its successors and assigns, the “Paramount D&O Indemnifying Parties”) shall, to the fullest extent permitted under Delaware Law or other applicable Law, indemnify and hold harmless each Paramount D&O Indemnified Person against all losses, claims, damages, liabilities, fees, expenses, judgments, or fines (including reasonable and documented attorneys’ fees) incurred by such Paramount D&O Indemnified Person due to such Paramount D&O Indemnified Person’s capacity as an officer, director, member or manager of Paramount or any of its Subsidiaries in connection with any pending or threatened Legal Proceeding, whether asserted or claimed prior to, at or after the New Paramount Merger Effective Time, based on, arising out of, or relating to, in whole or in part, (i)

the fact that such Paramount D&O Indemnified Person is or was a director, officer, member or manager of Paramount or any of its Subsidiaries, (ii) any action or omission, or alleged action or omission, in such Paramount D&O Indemnified Person’s capacity as an officer, director, member or manager of Paramount or any of its Subsidiaries, or taken at the request of Paramount or any of its Subsidiaries (including in connection with serving at the request of Paramount or any of its Subsidiaries as an officer, director, member, manager, agent, trustee or fiduciary of another Person (including any employee benefit plan), regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the New Paramount Merger Effective Time), and (iii) with respect to the Transactions, as well as any actions taken by Paramount, New Paramount or any Merger Sub with respect thereto (excluding any disposition of assets of the Surviving Paramount Entity or any of its Subsidiaries that is alleged to have rendered the Surviving Paramount Entity or any of its Subsidiaries insolvent). Without limiting the foregoing, from the New Paramount Merger Effective Time until the six (6)-year anniversary of the Closing Date, the Paramount D&O Indemnifying Parties shall also, to the fullest extent permitted under applicable Law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Paramount D&O Indemnified Persons in connection with matters for which such Paramount D&O Indemnified Persons are eligible to be indemnified pursuant to this Section 7.4(b) reasonably promptly after receipt by the Paramount D&O Indemnifying Parties of a written request for such advance, subject to the execution by such Paramount D&O Indemnified Persons of appropriate undertakings in favor of the Paramount D&O Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and nonappealable judgment of a court of competent jurisdiction that such Paramount D&O Indemnified Person is not entitled to be indemnified under this Section 7.4(b); provided, that if any Paramount D&O Indemnified Person delivers to the Paramount D&O Indemnifying Parties a written notice asserting a claim for indemnification pursuant to this Section 7.4(b), then the claim asserted in such notice will survive the sixth (6th) anniversary of the New Paramount Merger Effective Time until such claim is fully and finally resolved. Notwithstanding anything to the contrary in this Agreement, neither the Surviving Paramount Entity nor any of its Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by a Paramount D&O Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of such Paramount D&O Indemnified Person from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Paramount D&O Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Paramount Entity (which counsel will be reasonably acceptable to such Paramount D&O Indemnified Person), the fees and expenses of which shall be paid by the Surviving Paramount Entity.

(c) From the Skydance Merger Effective Time until the six (6)-year anniversary of the Closing Date, New Paramount shall cause the Surviving Skydance Entity (such Person, together its successors and assigns, the “Skydance D&O Indemnifying Parties”) to, to the fullest extent permitted under Delaware Law or other applicable Law, indemnify and hold harmless each Skydance D&O Indemnified Person against all losses, claims, damages, liabilities, fees, expenses, judgments, or fines (including reasonable and documented attorneys’ fees) incurred by such Skydance D&O Indemnified Person due to such Skydance D&O Indemnified Person’s capacity as an officer, director, member or manager of Skydance or any of its Subsidiaries in connection with any pending or threatened Legal Proceeding, whether asserted or claimed prior to, at or after the Skydance Merger Effective Time, based on, arising out of, or relating to, in whole or in part, (i) the fact that such Skydance D&O Indemnified Person is or was a director, officer, member or manager of Skydance or any of its Subsidiaries, (ii) any action or omission, or alleged action or omission, in such Skydance D&O Indemnified Person’s capacity as an officer, director, member or manager of Skydance or any of its Subsidiaries, or taken at the request of Skydance or any of its Subsidiaries (including in connection with serving at the request of Skydance or a Skydance Subsidiary as an officer, director, member, manager, trustee or fiduciary of another Person (including any employee benefit plan), regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Skydance Merger Effective Time), as applicable, and (iii) with respect to the Transactions, as well as any actions taken by Skydance with respect thereto (excluding any disposition of assets of the Surviving Skydance Entity or any of its Subsidiaries that is alleged to have rendered the Surviving Skydance Entity or any of its Subsidiaries insolvent). Without limiting the foregoing, from the Skydance Merger Effective Time until the six (6)-year anniversary of the Closing Date, the Skydance D&O Indemnifying Parties shall also, to the fullest extent permitted under applicable Law, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Skydance D&O Indemnified Persons in connection with matters for which such Skydance D&O Indemnified Persons are eligible to be indemnified pursuant to this Section 7.4(c) reasonably promptly after receipt by the Skydance D&O Indemnifying Parties of a written request for such advance, subject to the execution by such Skydance D&O Indemnified Persons of appropriate undertakings in favor of the Skydance D&O Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and nonappealable judgment of a court of competent jurisdiction that such Skydance D&O Indemnified Person is not entitled to be indemnified under this Section 7.4(c); provided, that if any Skydance D&O Indemnified Person delivers to the Skydance D&O Indemnifying Parties a written notice asserting a claim for indemnification pursuant to this Section 7.4(c), then the claim asserted in such notice will survive the sixth (6th) anniversary of the Skydance Merger Effective Time until such claim is fully and finally resolved. Notwithstanding anything to the contrary in this Agreement, none of New Paramount, the Surviving Skydance Entity nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Skydance D&O Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of such Skydance D&O Indemnified Person from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Skydance D&O Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by New Paramount or the Surviving Skydance Entity (which counsel will be reasonably acceptable to such Skydance D&O Indemnified Person), the fees and expenses of which shall be paid by New Paramount or the Surviving Skydance Entity.

(d) From the applicable Effective Time until the six (6)-year anniversary of the Closing Date, New Paramount shall maintain directors’ and officers’ and fiduciary liability insurance policies for the benefit of the D&O Indemnified Persons with respect to their acts and omissions occurring at or prior to the applicable Effective Time in their capacities as directors, officers, members or managers of Paramount or Skydance (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policies of

Paramount or Skydance and from an insurance carrier with the same or better credit rating as Paramount’s or Skydance’s current directors’ and officers’ liability insurance; provided that, at or prior to the applicable Effective Time, each of Paramount and Skydance may (and at the request of New Paramount shall) purchase a six (6)-year “tail” policy for the existing directors’ and officers’ and fiduciary liability policies effective as of immediately prior to the applicable Effective Time and if an applicable “tail” policy has been obtained, it shall be deemed to satisfy all obligations to obtain or maintain insurance pursuant to this Section 7.4(d) in respect of the applicable policy. If Skydance or Paramount purchases a “tail” policy prior to the applicable Effective Time, the Surviving Entities shall (and New Paramount shall cause the Surviving Entities to) maintain such tail policy in full force and effect for a period of no less than six (6) years after the applicable Effective Time and continue to honor its obligations thereunder.

(e) If the Surviving Paramount Entity, the Surviving Skydance Entity, or any of their respective legal successors or permitted assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or otherwise conveys all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of the Surviving Paramount Entity or the Surviving Skydance Entity shall assume all of the obligations set forth in this Section 7.4.

(f) The provisions of this Section 7.4 shall survive the consummation of the Transactions and may not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Person without the prior written consent of such D&O Indemnified Person. Each D&O Indemnified Person is, and is intended to be, a third party beneficiary of this Section 7.4, with full rights of enforcement as if a party to this Agreement. The rights of D&O Indemnified Persons in this Section 7.4 will be in addition to, and not in substitution for, any other rights that such Persons may have, including any rights pursuant to (i) the certificate of incorporation and bylaws of Paramount; (ii) the articles of organization of Skydance and the Skydance LLC Agreement; (iii) the organizational documents of the Subsidiaries of Paramount; (iv) the organizational documents of the Skydance Subsidiaries; (v) any and all indemnification agreements entered into with Paramount, Skydance, or any of their respective Subsidiaries; or (vi) applicable Law (whether at Law or in equity).

(g) Nothing in this Agreement is intended to, shall be construed to, or shall release, waive, or impair any right pursuant to any indemnification agreement or any directors’ and officers’, employment practices and fiduciary liability insurance claims under any policy that is or has been in existence with respect to Paramount, Skydance or any of their respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.4 is not prior to or in substitution for any such claim under such policies or agreements. For the avoidance of doubt, nothing in this Agreement shall obligate or require the Surviving Entities or any of their respective Subsidiaries to indemnify any Specified Stockholder in connection with any Legal Proceeding with respect to the Transactions, or any actions taken by Paramount, New Paramount or any Merger Sub with respect thereto, other than in any Specified Stockholder’s capacity as a director of Paramount.

Section 7.5 Securityholder Litigation. Prior to the applicable Effective Time, each of Skydance and Paramount shall notify the other Party promptly of the commencement of any securityholder or equity holder litigation brought or threatened in writing against Paramount or Skydance, as applicable, any of its Subsidiaries or any of their respective directors or officers relating to the Transactions (“Securityholder Litigation”) and shall promptly advise the other Party of any material developments with respect to, and keep the other Party reasonably informed with respect to, the status thereof. Each of Skydance and Paramount (acting at the direction of the Paramount Special Committee) shall jointly be entitled to direct and control the overall defense, negotiation and settlement of any such Securityholder Litigation; provided that, Paramount’s Representatives and Skydance’s Representatives named as defendants in any Securityholder Litigation (including any member of a committee of the Paramount Board, such as the Paramount Special Committee) shall have the right to manage their own defense of such Securityholder Litigation in cooperation with Skydance and Paramount. Paramount shall not, and shall cause its Representatives (including any member of a committee of the Paramount Board, such as the Paramount Special Committee) not to, settle or agree to settle any Securityholder Litigation or consent to the same without the written consent of all of the other Parties who are defendants in such Securityholder Litigation (which consent shall not be unreasonably withheld, conditioned or delayed); provided further that Paramount’s Representatives and Skydance’s Representatives named as defendants in any Securityholder Litigation (including any member of a committee of the Paramount Board, such as the Paramount Special Committee) may enter into any settlement of claims brought against such Person so long as such settlement (a) does not, in the aggregate together with all such settlements, involve payment of monetary damages in excess of the amount set forth on Section 7.5 of the Paramount Disclosure Letter or any injunctive or other equitable relief, (b) does not directly or indirectly attribute to Skydance, Paramount, the Equity Investors, the Blocker Holders or any of their respective Affiliates any admission of liability, (c) does not impose on Skydance, the Equity Investors or any of their respective Affiliates, or Paramount or any of its Affiliates, as applicable, any judgment, contribution obligation, fine, penalty or any other liability and (d) does not involve the admission of any wrongdoing by any Person (it being agreed that a settlement entered into in accordance with this proviso shall not be deemed to in any way qualify or limit the obligation of Paramount or any of its Subsidiaries (or, following the New Paramount Merger Effective Time, New Paramount), or Skydance or any of its Subsidiaries (or, following the Skydance Merger Effective Time, the Surviving Skydance Entity), as applicable, to indemnify such Person in connection with such settlement, or to maintain directors’ and officers’ liability insurance in respect of such Person).

Section 7.6 Disclosure. No Party or any of its Subsidiaries, nor any of its and their Affiliates or Representatives acting on their behalf, shall issue or cause the publication of any press release or otherwise make any public statement, disclosure, or communication with respect to this Agreement and the Transactions except (i) with respect to any matters expressly permitted by Section 6.4 or Section 6.6 (including any Superior Proposal Termination) solely during the Go-Shop Period (as may be extended for Excluded Parties in accordance with Section 6.4(a)), (ii) as may be required by any applicable Law, court process or the rules or regulations of any applicable United States securities exchange or interdealer quotation service, or (iii) with the prior written consent of (A) Skydance, in the case of any such public statement, disclosure, or communication by the Paramount Parties or their Subsidiaries or their respective Representatives acting on their behalf or (B) Paramount, in the case of any such public statement, disclosure, or communication by the Blocker Holders, the Skydance Parties, their respective Subsidiaries or their respective

Affiliates or Representatives acting on their behalf; provided that the foregoing shall not apply to any public statement, disclosure, or communication so long as the statements, disclosures, or communications therein concerning this Agreement or the Transactions are substantially similar in substance to previous public statements, disclosures, or communications made by Paramount, the Blocker Holders or Skydance or their respective Affiliates or Representatives in compliance with this Section 7.6. Notwithstanding the foregoing, the Skydance Members and the Blocker Holders may, without such consent, make disclosures and communications to existing or prospective general and limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions, in each case in the ordinary course of business consistent with past practice.

Section 7.7 Takeover Laws. The Parties shall take all reasonable and lawful action within their power so that no Takeover Law is or becomes applicable to this Agreement, the Mergers, the NAI Transaction, the PIPE Transaction or any other Transactions. If any Takeover Law may become, may purport to be, or does become applicable to the NAI Transaction, the PIPE Transaction or any other Transactions, each of Skydance, each Merger Sub and Paramount and the members of their respective boards of directors or managers (including the Paramount Special Committee), as applicable, shall use their respective reasonable best efforts to grant such approvals and take such reasonable and lawful actions as are necessary so that the NAI Transaction, the PIPE Transaction and any other Transaction, as applicable, may be consummated as promptly as practicable on the terms and conditions contemplated hereby and the definitive agreements governing such transactions and otherwise take such reasonable and lawful actions as are necessary to eliminate or minimize the effect of any Takeover Law on the Transactions.

Section 7.8 Section 16 Matters. Prior to the Skydance Merger Effective Time, Paramount and New Paramount, including the Paramount Board and the New Paramount Board or an appropriate committee of each such board, shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that all transactions in equity securities (including any derivative securities) of Paramount and New Paramount pursuant to the Mergers and the other Transactions by any officer, director or other Person who is or will become subject to Section 16 of the Exchange Act (or any other persons who may be deemed subject to Section 16 of the Exchange Act as a “director by deputization,” including any such persons who may be a “director by deputization” promptly following the Mergers) are exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 7.9 Stock Exchange Listing. Paramount shall use its reasonable best efforts to cause the New Paramount Class B Shares to be issued in the New Paramount Merger and the Skydance Merger to be registered pursuant to Section 12(b) of the Exchange Act and approved for listing on Nasdaq, subject to official notice of issuance, prior to the Skydance Merger Effective Time.

Section 7.10 Tax Matters.

(a) Intended Tax Treatment. Each Party and each Blocker Holder shall use its reasonable best efforts, and shall cause its respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary (i) to cause the Transactions to qualify for the Intended Tax Treatment (including by refraining from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment) and (ii) permit Paramount to, and Paramount shall use its reasonable best efforts to, obtain the Tax Opinion or any other tax opinion to be filed in connection with the Registration Statement regarding the Intended Tax Treatment in accordance with Section 7.1(b). Each Party and each Blocker Holder shall file, and shall cause its respective Subsidiaries to file, all Tax Returns consistent with the Intended Tax Treatment and shall not take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Intended Tax Treatment, unless required to do so by applicable Law or a “determination” within the meaning of Section 1313(a) of the Code (or applicable state, local or non-U.S. Tax Law).

(b) Skydance Tax Returns. The Skydance Nominee shall prepare and timely file, or cause to be prepared and timely filed, at the expense of the Skydance Members, each income Tax Return filed by or with respect to Skydance or any Skydance Subsidiary after the Closing, to the extent that items reflected on such Tax Return are also reflected on the Tax Returns of one or more Skydance Members (or direct or indirect owners thereof) as a result of the status of Skydance as a partnership or disregarded entity for U.S. federal income Tax purposes (or, as applicable, state and local income Tax purposes) for any taxable year or period thereof that ends on or before the Closing Date (any such Tax Return, a “Pass-Through Tax Return”). The Skydance Nominee shall deliver a draft of each Pass-Through Tax Return, at least thirty (30) days prior to the due date (taking into account any extension of the applicable due date) for the filing of such Pass-Through Tax Return, to New Paramount for New Paramount’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed and Skydance Nominee shall consider in good faith all reasonable comments that are made timely by New Paramount thereon. All Pass-Through Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of Skydance to the extent such practices are supportable at a “more likely than not” level of comfort or higher. The Parties agree that all items of income, gain, loss, deduction or credit for any taxable period of Skydance that includes the Closing Date shall be allocated based on the “interim closing method” under Section 706 of the Code and the Treasury Regulations thereunder, to the extent applicable. The “partnership representative” (within the meaning of Section 6223 of the Code) and “designated individual” designated on any such Pass-Through Tax Return shall be the partnership representative and designated individual appointed by Skydance pursuant to Section 7.4 of the Skydance LLC Agreement as in effect immediately prior to the Skydance Merger Effective Time.

(c) Skydance Tax Contests. New Paramount and its Affiliates, on the one hand, and the Skydance Nominee, on the other hand, shall promptly notify each other upon receipt by such Party of written notice of any inquiries, claims, assessments, Legal Proceedings, audits or similar events with respect to any Pass-Through Tax Return (or the Taxes relating to any Pass-Through Tax Return) for a tax year or period thereof ending on or before the Closing Date (any such inquiry, claim, assessment, Legal Proceeding, audit or similar event, a “Pass-Through Tax Matter”). The Skydance Nominee shall control the conduct of any Pass-Through Tax Matter at the expense of the Skydance Members; provided that, to the extent such Pass-Through Tax Matter would reasonably be expected to materially adversely affect New Paramount or its Affiliates after the Closing, (i) New Paramount shall have the right to participate in the defense of such Pass-Through Tax Matter at its own expense, (ii) the Skydance Nominee shall keep New Paramount reasonably informed concerning the progress of such Pass-Through Tax Matter and (iii) the Skydance Nominee may not settle such Pass-Through Tax Matter without the prior written consent of New Paramount, such consent not to be unreasonably withheld, delayed or conditioned. In no event shall Skydance, Skydance Nominee or New Paramount make an election under Section 6226 of the Code, use any procedure described in Section 6225(c)(2) of the Code, or take any other action causing the Skydance Members to bear any Taxes imposed on Skydance or any Skydance Subsidiary as a result of a Pass-Through Tax Matter.

(d) Cooperation. Each of the Parties and the Skydance Nominee agree to use commercially reasonable efforts to promptly notify each other of any challenge to the Intended Tax Treatment by any Governmental Body or if such Party or the Skydance Nominee becomes aware of any fact or circumstance that would reasonably be likely to prevent or impede the Transactions from qualifying for the Intended Tax Treatment. The Parties and the Skydance Nominee (and, with respect to Skydance, its Affiliates) shall reasonably cooperate in good faith with each other and their respective counsel (or other tax advisors) to document and support the Intended Tax Treatment, including providing reasonable factual support and customary representation letters supporting the Intended Tax Treatment to the extent reasonably requested by a Party, the Skydance Nominee or Tax counsel for purposes of rendering the Tax Opinion or a tax opinion in connection with the Registration Statement in accordance with Section 7.1(b) (the “Tax Representation Letters”). Each of the Parties shall (and shall cause its respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of Tax Returns, and any audit or tax proceeding, including any such items relating to the Intended Tax Treatment, to a Pass-Through Tax Return or Pass-Through Tax Matter, or otherwise. Such cooperation may include the retention and (upon another Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. After the Closing, the Party or the Skydance Nominee (on behalf of the Skydance Members) requesting such cooperation shall pay the reasonable out-of-pocket expenses of the other Party or the Skydance Nominee, as applicable.

(e) Post-Closing Tax Actions. Except as expressly contemplated by this Agreement, with the express written consent of the Skydance Nominee (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law, neither New Paramount nor any of its Affiliates shall (i) make any income Tax election after the Closing outside the ordinary course of business with respect to Skydance, which election is effective on or before the Closing Date, (ii) amend any income Tax Return of Skydance in respect of any taxable period ending on or before the Closing Date (including any Pass-Through Tax Return), or (iii) make any voluntary disclosures to, or initiate discussions or examinations with, Taxing Authorities regarding Taxes with respect to any Pass-Through Tax Return (or the Taxes relating to any Pass-Through Tax Return) for a tax period ending on or before or otherwise including the Closing Date, in each case, to the extent such Tax election, amendment or action could impose any material Tax liability on any Skydance Member.

(f) Certain Other Tax Matters. During the Pre-Closing Period, the Parties shall comply with the requirements set forth on Section 7.10 of the Paramount Disclosure Letter.

(g) Tax Matters Survival. For the avoidance of doubt, this Section 7.10 concerns covenants and agreements which by their terms contemplate performance after the applicable Effective Time. Accordingly, these provisions shall survive the applicable Effective Time and shall not be terminated pursuant to Section 10.3.

Section 7.11 Financing Matters.

(a) During the period from the date of this Agreement to the New Paramount Merger Effective Time, to the extent reasonably requested by Skydance, Paramount shall, at the sole expense of Skydance, use reasonable best efforts to (i) arrange for the repurchase, amendment or redemption of any Existing Paramount Notes and (ii) promptly obtain any consents or amendments as necessary to permit the consummation of the Transactions (in the manner as set forth in this Agreement) under the Existing Paramount Revolving Credit Facility and the Existing Paramount LC Facility, which shall be in form and substance reasonably satisfactory to each of Paramount and Skydance (it being understood and agreed that the draft amendments delivered to Paramount on July 7, 2024 shall be deemed to be reasonably satisfactory to Paramount and Skydance for purpose of this clause (a)(ii)) (collectively, the “COC Amendments”); provided that, notwithstanding anything to the contrary contained herein, (A) any such termination, repurchase or redemption of any Existing Paramount Notes shall be conditioned upon the occurrence of Closing and any such termination, repurchase, redemption, consent or amendment shall not be a condition to the consummation of the Transactions, (B) the operative provisions of the COC Amendments to permit the consummation of the Transactions and the payment of any fees by Paramount or its Subsidiaries in connection therewith shall, in each case, be conditioned upon the occurrence of the Closing and (C) the obtaining of the COC Amendments shall not be a condition to the consummation of the Transactions. In addition, prior to the New Paramount Merger Effective Time, Paramount shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, at the sole expense of Skydance, provide all customary cooperation and all customary historical financial information, in each case that is reasonably requested by Skydance or its Affiliates in connection with the COC Amendments, any other bank debt financing or any capital markets debt financing obtained or to be obtained by Skydance or its Affiliates for the purpose of financing the Mergers, the NAI Transaction, the PIPE Transaction, the other Transactions or any other transaction undertaken in connection therewith (such financing, together with any equity financing, the “Transaction Financing”) to the extent such financial information is reasonably available to Paramount and its Subsidiaries.

(b) Such assistance shall include, but not be limited to, using reasonable best efforts to:

(i) promptly upon execution of this Agreement, reasonably assist Skydance in the preparation and negotiation of the COC Amendments and, upon the written request of Skydance, cause appropriate members of management of Paramount to execute and deliver such COC Amendments;

(ii) reasonably assist Skydance with the preparation and negotiation of the documents with respect to any Transaction Financing that is bank debt financing (any such financing, a “Debt Financing” and the documents in connection therewith, “Debt Financing Documents”);

(iii) make appropriate senior officers of the Paramount and its Subsidiaries available to participate in a reasonable number of lender meetings, due diligence sessions, meetings with ratings agencies and road shows, in each case, at reasonable times and locations mutually agreed and upon reasonable prior notice;

(iv) provide to Skydance such financial and other pertinent information regarding Paramount and its Subsidiaries as reasonably requested by Skydance to the extent that such information is required in connection with the Debt Financing or of the type and form customarily included in marketing materials for financings of the type contemplated by the Debt Financing;

(v) deliver, at least three (3) Business Days prior to the Closing Date, all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and, if applicable, customary FinCEN beneficial ownership certificate, in each case to the extent requested by the Debt Financing Sources in writing at least ten business days prior to the Closing Date; and

(vi) taking such other reasonable actions and providing such other reasonable assistance requested by Skydance that are within its control to the extent customary for financings of the type contemplated by the Debt Financing and the COC Amendments and reasonably necessary for the arrangement of the Debt Financing and the COC Amendments.

(c) Paramount hereby consents to the reasonable use of Paramount and its Subsidiaries’ logos solely in connection with any marketing of the Transaction Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Paramount or its Subsidiaries or the reputation or goodwill of Paramount or its Subsidiaries.

(d) During the Pre-Closing Period, except (i) as and to the extent required under this Agreement or by applicable Law or (ii) with the written consent of Skydance (not to be unreasonably withheld, conditioned or delayed other than in each case for any subsequent amendments to the COC Amendments), Paramount shall not amend, waive, terminate, refinance, renew or otherwise modify, directly or indirectly, the Existing Paramount Revolving Credit Facility or the Existing Paramount LC Facility, each as in effect as of the date of this Agreement and as otherwise amended in accordance with Section 7.11(b)(i), in each case, in any manner that (A) would be material and adverse, taken as a whole, to Paramount and its Subsidiaries (as reasonably determined by Paramount in consultation with Skydance) or (B) would modify any provision applicable to the Transactions.

(e) Notwithstanding anything to the contrary contained herein, nothing in Section 7.11(a) or Section 7.11(b) shall require any such cooperation or assistance to the extent that it would require Paramount or any of its Subsidiaries to:

(i) pledge any assets as collateral prior to the New Paramount Merger Effective Time;

(ii) other than in connection with the undertaking pursuant to Section 7.11(b)(i), agree to pay any fee, bear any cost or expense, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Transaction Financing (including, for the avoidance of doubt, any repurchase or redemption of any Existing Paramount Notes) that would be effective prior to the Closing;

(iii) take any actions to the extent such actions would, in Paramount’s reasonable judgment, (A) unreasonably interfere with the ongoing business or operations of Paramount or any of its Subsidiaries, (B) subject any director, manager, officer or employee of Paramount or any of its Affiliates to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the organizational documents of Paramount or any of its Subsidiaries, any applicable Law or any Contract to which Paramount or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or (E) cause (x) any closing condition set forth in this Agreement to fail to be satisfied or (y) any other breach of this Agreement;

(iv) waive or amend any terms of this Agreement;

(v) commit to take any action under any certificate, document or instrument or enter into any definitive agreement, in each case, that is not contingent upon the Closing;

(vi) provide access to or disclose information that Paramount reasonably determines would risk the loss of or waive any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Paramount or its Subsidiaries;

(vii) cause any director, manager or equivalent, or any officer or employee of Paramount or any of its Subsidiaries to pass resolutions to approve the Transaction Financing or authorize the creation of any agreements, documents or actions in connection therewith, or to execute or deliver any certificate in connection with the Transaction Financing (other than any director, manager or equivalent, or officer or employee of Paramount or any of its Subsidiaries who will continue in such a position following the Closing and the passing of such resolutions), in each case, that are not contingent on the Closing or would be effective prior to the Closing;

(viii) deliver any legal opinion (other than as required in connection with Section 7.11(b)(i)) or negative assurance letter; or

(ix) provide or prepare (A) pro forma financial statements, pro forma adjustments (including regarding the Transaction Financing, any synergies or cost savings), projections or an as-adjusted capitalization table, (B) any description of all or any component of the Transaction Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (C) risk factors relating to all or any component of the Transaction Financing, (D) “segment reporting” (to the extent not required in SEC filings of Paramount), subsidiary financial statements or any information of the type required by Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X, (E) information regarding officers or directors of Paramount (except information of any of such persons that will remain officers, directors or managers after the Closing), executive compensation and related party disclosure (unless Paramount or any of its Subsidiaries was party to any such related party transactions prior to the Closing and such transactions will continue in place after the Closing) or any Compensation Discussion and Analysis or information required by Item 302 (to the extent not so provided in SEC filings of Paramount) or 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC), (F) projections or monthly financial statements that are not readily available to Paramount without undue effort or expense and are not prepared in the ordinary course of its financial reporting practice or (G) any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A.

(f) Skydance shall reimburse Paramount for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Paramount or any of its Subsidiaries and their respective Representatives in connection with any cooperation requested by Skydance pursuant to Section 7.11(a) or Section 7.11(b), promptly after receipt of a written request therefor from Paramount; provided that such reimbursement obligation shall not extend to, and Paramount shall be solely responsible for, costs and expenses incurred by Paramount or any of its Subsidiaries and their respective Representatives in connection with the preparation of any financial statements or data that would be prepared by Paramount in the ordinary course of business, including, for the avoidance of doubt, costs and expenses incurred in connection with obtaining ordinary course financial statement audits. Skydance shall indemnify and hold harmless Paramount, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Transaction Financing, the performance of their respective obligations under Section 7.11(a) or Section 7.11(b) and any information used in connection therewith, except to the extent such liabilities arise from (A) a material breach of this Agreement by Paramount or (B) the gross negligence, fraud, bad faith or willful misconduct of Paramount, any of its Subsidiaries or any of its or their respective Representatives.

(g) Skydance acknowledges and agrees that the obligations of Skydance to consummate the Transactions are not in any way contingent upon or otherwise subject to the consummation of any financing arrangement, Skydance, or any of its Affiliates obtaining any financing (including the Transaction Financing), the availability, grant, provision or extension of any financing to Skydance or any of its Affiliates (including the Transaction Financing) or the obtaining of the COC Amendments.

(h) Paramount shall be deemed to have complied with this Section 7.11 for the purpose of the condition set forth in Section 8.3(b), unless (i) Paramount has materially breached its obligations under this Section 7.11, (ii) Skydance has notified Paramount of such breach in writing in good faith, detailing in good faith reasonable steps that comply with this

Section 7.11 in order to cure such breach, (iii) Paramount has not taken such steps or otherwise cured such breach with reasonably sufficient time prior to the End Date to consummate the Debt Financing and (iv) the Debt Financing has not been consummated prior to the End Date and the material breach by Paramount is the proximate cause of such failure.

Section 7.12 Ancillary Agreements. Each of Paramount, New Paramount and Skydance shall, or shall cause its applicable Affiliates (including, in the case of Skydance, the Equity Investors) to, execute and deliver, at or prior to the Closing, each Ancillary Agreement to which it is or will be a party as of the applicable Effective Time.

Section 7.13 Withholding Tax Certificates.

(a) Skydance shall provide at or prior to the Closing (a) a Skydance FIRPTA Certificate and (b) a properly completed and duly executed IRS Form W-9 of each Skydance Member to New Paramount at or prior to the Closing; provided that, if Skydance fails to provide a FIRPTA Certificate or IRS Form W-9 at or prior to the Closing, New Paramount’s only remedy for such failure shall be New Paramount’s right to withhold in accordance with Section 1.7 with respect to the Party that failed to so deliver a FIRPTA Certificate or IRS Form W-9.

(b) Each Blocker Holder shall provide at or prior to the Closing a Blocker FIRPTA Certificate by each Blocker, along with written authorization for New Paramount to deliver such Blocker FIRPTA Certificate to the IRS on behalf of the Blocker upon Closing; provided that, if the Blocker Holder fails to provide such certification at or prior to the Closing, New Paramount’s only remedy for such failure shall be New Paramount’s right to withhold in accordance with Section 1.7 with respect to the Blocker Holder that failed to so deliver such certification.

(c) Paramount shall provide at or prior to the Closing a Paramount FIRPTA Certificate, along with written authorization for New Paramount to deliver such Paramount FIRPTA Certificate to the IRS on behalf of Paramount upon Closing; provided that, if Paramount fails to provide such certification at or prior to the Closing, New Paramount’s only remedy for such failure shall be New Paramount’s right to withhold in accordance with Section 1.7.

Section 7.14 Skydance and Skydance Sports Phantom Units. At the Skydance Merger Effective Time, each award of Skydance Phantom Units and each award of Skydance Sports Phantom Units, in each case, that is outstanding immediately prior to the Skydance Merger Effective Time will be canceled and terminated and converted into the right to receive the applicable portion of the Skydance Merger Consideration as set forth in the Allocation Statement (collectively, the “Skydance Phantom Unit Consideration”), with such Skydance Phantom Unit Consideration being issued to the former holders of such cancelled Skydance Phantom Units and Skydance Sports Phantom Units in accordance with Section 2.3, and in any event no later than sixty (60) days following the Skydance Merger Effective Time. Any withholding Taxes required to be withheld from the Skydance Phantom Unit Consideration will be satisfied by New Paramount retaining that number of shares of New Paramount Class B Common Stock from the Skydance

Phantom Unit Consideration having a value equal to the aggregate amount of such required withholding Taxes (in any case, based on maximum statutory withholding rates).

Section 7.15 Integration Committee.

(a) Establishment of an Integration Committee. Each of Skydance and Paramount agree to appoint their respective appointees (as set forth in Section 7.15(a) of the Skydance Disclosure Letter) to the Integration Committee within five (5) Business Days after the date of this Agreement. If any of the initial appointees ceases to be employed by the Party which designated such appointee (or such Party’s Affiliates), such designating Party shall appoint a replacement within five (5) Business Days.

(b) Meetings of the Integration Committee. The Integration Committee shall meet (either in person, virtually or telephonically) from time to time, as mutually agreed by Skydance and Paramount.

(c) Authority of the Integration Committee. Each of the Parties shall provide such support and assistance to the Integration Committee as it shall reasonably request, subject to the provisions of Section 6.1. Notwithstanding any of the foregoing, nothing in this Section 7.15 or elsewhere in this Agreement is intended to, nor shall it operate in any way so as to, provide operational control over the business of Skydance or its Affiliates (including Skydance) to the Paramount Parties or the business of the Paramount Parties to Skydance or to otherwise remove operational control from the Paramount Parties or the Skydance Parties in conflict with, or in violation of, any Legal Proceeding or applicable Law. Notwithstanding anything to the contrary and without limiting any of the obligations of Paramount or any of its Subsidiaries contained elsewhere in this Agreement, prior to the New Paramount Merger Effective Time, none of Paramount nor any of its Subsidiaries shall be obligated to take any action, or to refrain from taking any action, as a result of any of the discussions or meetings of the Integration Committee or otherwise, unless such actions are contingent upon the occurrence of the Closing and compliant with all applicable Laws.

Section 7.16 Uncured Breach. In the event that an Uncured Breach exists at the Closing with respect to any Blocker Holder, (i) such Blocker Holder shall consequently not be treated as a Blocker Holder for all purposes of this Agreement (such person, a “Non-Participating Blocker Holder”), (ii) such Non-Participating Blocker Holder shall not be permitted to participate in the Blocker Contribution and Exchange with respect to any of the Blocker Securities held by such Non-Participating Blocker Holder and (iii) in lieu of such Non-Participating Blocker Holder participating in the Blocker Contribution and Exchange, each Skydance Membership Unit held by or with respect to the Blocker owned by such Non-Participating Blocker Holder shall be converted automatically into the right to receive a number of shares of New Paramount Class B Common Stock in accordance with Section 2.1(c). In furtherance of the foregoing, an Uncured Breach by a Non-Participating Blocker Holder shall not be deemed to affect, in any way, the Parties’ (excluding, for the avoidance of doubt, any Non-Participating Blocker Holder’s) obligation to effect the Closing on the terms and subject to the conditions set forth in this Agreement.

Section 7.17 Restructuring.

(a) Prior to the Closing, the Blocker Holders and their Subsidiaries shall cause the transactions set forth on Section 7.17 of the Skydance Disclosure Letter, subject to the modifications described herein (the “Restructuring”), to be consummated at the sole cost, liability and expense of the Blocker Holders. The steps set forth on Section 7.17 of the Skydance Disclosure Letter may be modified by the Blocker Holders and, to the extent the Blocker Holders wish to make any such modification, the Blocker Holders shall deliver a statement setting forth such modified steps to Paramount and Skydance as promptly as practicable following any such decision to modify; provided that the Blocker Holders shall not modify such steps without the prior written consent of each of Paramount and Skydance (in the case of (i) any modifications that adversely affect Paramount, which may be withheld in Paramount’s sole and absolute discretion, and (ii) any other modifications, which may not be unreasonably withheld, conditioned or delayed). No later than thirty (30) days prior to the Closing Date, the Blocker Holders shall provide copies of the material Restructuring documents to Paramount and Skydance, each of which shall be in form and substance reasonably acceptable to Paramount and Skydance.

(b) Prior to the Closing, the Blocker Holders shall take all actions necessary to cause (i) the extinguishment or repayment of all indebtedness of the Blockers owed to any Blocker Holder with no continuing obligation of the Blockers and (ii) the payment of all Blocker Taxes accrued for any pre-Closing period (including the Closing Date). At or prior to the Closing, the Blocker Holders shall provide evidence of such extinguishment, repayment or payment to Paramount and New Paramount.

Section 7.18 Exclusion Rights. Notwithstanding anything to the contrary contained in this Agreement, New Paramount shall have the right to: (a) exclude any Equity Investor that is a “foreign person”, as such term is defined in Section 721 of the Defense Production Act of 1950 (the “DPA”), from access to any information, facilities or properties of New Paramount or any of its Subsidiaries; and (b) prohibit any such Equity Investor from acquiring (i) access to any “material nonpublic technical information” (as such term is defined in the DPA) in the possession of New Paramount or any of its Subsidiaries; (ii) membership or observer rights on, or the right to nominate an individual to a position on, the board of directors or equivalent governing body of New Paramount or any of its Subsidiaries; (iii) any involvement, other than through the voting of shares, in substantive decision making of New Paramount or any of its Subsidiaries regarding (A) the use, development, acquisition, safekeeping or release of “sensitive personal data” (as such term is defined in the DPA) of U.S. citizens maintained or collected by New Paramount or any of its Subsidiaries, (B) the use, development, acquisition or release of any “critical technology” (as such term is defined in the DPA) or (C) the management, operation, manufacture or supply of “covered investment critical infrastructure” (as such term is defined in the DPA); or (iv) “control” (as such term is defined in the DPA) of New Paramount or any of its Subsidiaries. To the extent that any term in this Agreement would afford any of the foregoing to a foreign person, such term shall have no effect with respect to such Person. New Paramount shall have the right to prohibit any such Equity Investor from engaging in discussions and communications with personnel of New Paramount or any of its Subsidiaries, if New Paramount determines in its sole discretion that such exclusion is necessary or appropriate to enforce the limitations set forth in the immediately preceding clauses (a) and (b).

ARTICLE VIII

CONDITIONS PRECEDENT TO THE CLOSING

Section 8.1 Conditions to Obligation of Each Party to Effect the Closing. The respective obligations of each Party to effect the Closing shall be subject to the satisfaction (or waiver by Skydance or by Paramount, on its own behalf and on behalf of New Paramount and each Merger Sub, in each case, to the extent permitted by applicable Law), at or prior to the Skydance Merger Effective Time, of the following conditions:

(a) Stockholder Approval. The Paramount Stockholder Vote shall have been obtained.

(b) No Legal Restraints. (i) No injunction or similar order by any Governmental Body having jurisdiction over any Party or any of its Subsidiaries (whether temporary, preliminary or permanent) shall have been issued that prohibits the consummation of the Mergers or that would impose a Burdensome Effect and shall continue to be in effect; and (ii) no Law shall have been enacted, entered, promulgated, enforced, or deemed applicable by any Governmental Body having jurisdiction over any Party or any of its Subsidiaries that has the effect of making the Mergers illegal or otherwise prohibiting consummation of the Mergers or imposing any Burdensome Effect (any such injunction, order or Law in clause (i) or (ii), a “Legal Restraint”).

(c) Regulatory Approvals. (i) Any waiting period under the HSR Act applicable to the Transactions (and any extension thereof) shall have expired or been earlier terminated; (ii) all other authorizations, consents, orders, approvals, filings, decisions, and declarations, and all expirations of waiting periods, required under the applicable Antitrust Laws, Foreign Direct Investment Laws and Communications Laws specified in Section 8.1(c) of the Paramount Disclosure Letter with respect to the Transactions shall have been made, expired, terminated, or obtained, as the case may be (all authorizations, consents, orders, approvals, filings, decisions and declarations and the lapse of all such waiting periods, including under the HSR Act and of such jurisdictions contemplated by clauses (i) and (ii), the “Requisite Regulatory Approvals”); (iii) all Requisite Regulatory Approvals shall be in full force and effect and the Requisite Regulatory Approvals shall not, individually or in the aggregate, impose, or require the acceptance of, a Burdensome Effect; and (iv) any timing agreement(s) with a Governmental Body applicable to the consummation of the Transactions shall have expired or otherwise not prohibit the consummation of the Transactions.

(d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Legal Proceedings for that purpose shall have commenced or been threatened in writing by the SEC, unless subsequently withdrawn.

(e) Listing. The shares of New Paramount Class B Common Stock issuable pursuant to the New Paramount Merger and the Skydance Merger shall have been registered pursuant to Section 12(b) of the Exchange Act and authorized for listing on Nasdaq, subject to official notice of issuance.

(f) Information Statement. The Information Statement shall have been mailed to the Paramount stockholders and at least 20 calendar days shall have elapsed from the date of completion of such mailing for purposes of Rule 14e-2 of the Exchange Act.

(g) Contemporaneous Transactions. The NAI Transaction and the PIPE Transaction shall each have been consummated immediately prior to or substantially concurrent with the Closing in accordance with Section 1.1(d).

Section 8.2 Conditions to Obligations of Paramount, New Paramount and the Merger Subs to Effect the Closing. The obligations of Paramount, New Paramount and the Merger Subs to effect the Closing are further subject to the satisfaction (or waiver by Paramount, on its own behalf and on behalf of New Paramount and each Merger Sub, to the extent permitted by applicable Law), at or prior to the Skydance Merger Effective Time, of the following conditions:

(a) The representations and warranties of Skydance or the Blocker Holders, as applicable, set forth in (i) Section 4.2(a) shall be true and correct (except for de minimis inaccuracies), both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) Section 4.7(a) and Section 4.15(b) shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) Section 4.1(a), Section 4.1(d), Section 4.2 (other than Section 4.2(a)), Section 4.3 and Section 4.24 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iv) Section 5.1, Section 5.2, Section 5.3, Section 5.5, Section 5.6(g) and Section 5.8 (in each case under this clause (iv), subject to Section 7.16) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (v) the other Sections of Article IV and Article V (disregarding all materiality and Skydance Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (v) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Skydance Material Adverse Effect.

(b) Skydance and each Blocker Holder shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Skydance Merger Effective Time.

(c) Skydance shall have delivered to Paramount a certificate, dated as of the Closing Date and signed by an executive officer of Skydance, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(e) have been satisfied.

(d) Skydance shall have delivered to Paramount duly executed counterparts of each of the Ancillary Agreements to which a Skydance Party (or an Equity Investor) is a party.

(e) No Skydance Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(f) Paramount shall have received the Tax Opinion.

Section 8.3 Conditions to Obligations of Skydance and the Blocker Holders to Effect the Closing. The obligations of Skydance and the Blocker Holders to effect the Closing are further subject to the satisfaction (or waiver by Skydance to the extent permitted by applicable Law), at or prior to the Skydance Merger Effective Time, of the following conditions:

(a) The representations and warranties of Paramount set forth in (i) Section 3.2(a) shall be true and correct (except for de minimis inaccuracies), both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) Section 3.8(a) and Section 3.16(b) shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) Section 3.1(a), Section 3.1(d), Section 3.2 (other than Section 3.2(a)), Section 3.3 and Section 3.24 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other Sections of Article III (disregarding all materiality and Paramount Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Paramount Material Adverse Effect.

(b) Each of Paramount, New Paramount and each Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Skydance Merger Effective Time.

(c) Paramount shall have delivered to Skydance a certificate, dated as of the Closing Date and signed by an executive officer of Paramount, certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(e) have been satisfied.

(d) Paramount shall have delivered to Skydance duly executed counterparts of each of the Ancillary Agreements (on behalf of itself and New Paramount, as applicable) to which a Paramount Party is a party.

(e) No Paramount Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

ARTICLE IX

TERMINATION

Section 9.1 Termination and Abandonment. This Agreement may be terminated and abandoned at any time prior to the Skydance Merger Effective Time:

(a) by the mutual written consent of Paramount (acting with the prior approval of the Paramount Special Committee) and Skydance;

(b) by either Paramount (acting with the prior approval of the Paramount Special Committee) or Skydance in the event that any of the Subscription Agreements or the NAI Stock Purchase Agreement is terminated in accordance with its respective terms;

(c) by either Paramount (acting with the prior approval of the Paramount Special Committee) or Skydance in the event that the Skydance Merger Effective Time shall not have occurred on or before April 7, 2025 (as such date may be extended in accordance with the terms of this Agreement or by the mutual written consent of Paramount (acting with the prior approval of the Paramount Special Committee) and Skydance, the “End Date”); provided that (i) if, as of such date, all conditions set forth in Section 8.1, Section 8.2, and Section 8.3 shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing, each of which is capable of being satisfied) other than the conditions set forth in Section 8.1(b), Section 8.1(c) or Section 8.1(g) (but only to the extent the applicable Legal Restraint relates to Antitrust Laws, Foreign Direct Investment Laws or Communications Laws), then such date shall automatically be extended by ninety (90) days on up to two (2) occasions and (ii) the Party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall not have breached (and in the case of Paramount, New Paramount and the Merger Subs shall also not have breached) in any material respect its obligations under this Agreement in any manner that has been a principal cause of the failure to consummate the Mergers on or before such date;

(d) by either Paramount (acting with the prior approval of the Paramount Special Committee) or Skydance in the event that (i) any Governmental Body having jurisdiction over Skydance or Paramount shall have issued a Legal Restraint permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such Legal Restraint shall have become final and nonappealable and (ii) the Party seeking to terminate this Agreement pursuant to this Section 9.1(d) shall not have breached or failed to perform (and in the case of Paramount, New Paramount and the Merger Subs shall also not have breached or failed to perform) in any material respect its obligations under this Agreement in any manner that has been a principal cause of the imposition of such Legal Restraint or the failure of such Legal Restraint to be resolved or lifted;

(e) by Paramount (acting with the prior approval of the Paramount Special Committee) in the event that Skydance shall have breached in any material respect any representation, warranty, covenant, or agreement in this Agreement, in each case, which breach (i) would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (ii) cannot be cured by the End Date or, if curable, is not cured by the earlier of (x) the End Date and (y) thirty (30) Business Days following Paramount’s delivery of written notice to Skydance stating Paramount’s intention to terminate this Agreement pursuant to this Section 9.1(e) and the basis for such termination; provided that Paramount shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if any of Paramount, New Paramount or any Merger Sub is then in material breach of any representation, warranty, agreement, or covenant in this Agreement such that Skydance would have the right to terminate this Agreement pursuant to Section 9.1(g);

(f) by Paramount (acting with the prior approval of the Paramount Special Committee), prior to the No-Shop Period Start Date (as may be extended for Excluded Parties in accordance with Section 6.4(a)), if (and only if) (i) the Paramount Board (acting upon the recommendation of the Paramount Special Committee) or the Paramount Special Committee has determined that an Acquisition Proposal made during the Go-Shop Period (as may be extended for Excluded Parties in accordance with Section 6.4(a)) constitutes a Superior Proposal in accordance with the terms of Section 6.6(b), (ii) the Paramount Board (acting upon the recommendation of the Paramount Special Committee) or the Paramount Special Committee has authorized Paramount to enter into a definitive agreement providing for a Superior Proposal (subject only to the termination of this Agreement pursuant to this Section 9.1(f)), (iii) concurrently with the termination of this Agreement, Paramount (acting with the prior approval of the Paramount Special Committee), subject to complying with the terms of Section 6.6(b), enters into a definitive agreement providing for the Superior Proposal referred to in clause (i) hereof and (iv) prior to or concurrently with such termination, Paramount pays to Skydance the Termination Fee pursuant to Section 9.3(a)(i); and

(g) by Skydance, in the event that Paramount, New Paramount or any Merger Sub shall have breached in any material respect any representation, warranty, covenant, or agreement in this Agreement, in each case, which breach (i) would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (ii) cannot be cured by the End Date or, if curable, is not cured by the earlier of (x) the End Date and (y) thirty (30) Business Days following Skydance’s delivery of written notice to Paramount stating Skydance’s intention to terminate this Agreement pursuant to this Section 9.1(g) and the basis for such termination; provided that Skydance shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if Skydance is then in material breach of any representation, warranty, agreement, or covenant in this Agreement such that Paramount would have the right to terminate this Agreement pursuant to Section 9.1(e).

Section 9.2 Effect of Termination. The Party seeking to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other Parties in accordance with Section 10.8, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail. In the event of the termination of this Agreement as provided in Section 9.1, (a) this Agreement shall be of no further force or effect and the Transactions shall be abandoned, each as of the date of termination, and (b) there shall be no liability to any Person on the part of any Party following any such termination; provided that (i) Section 3.27, Section 4.27, this Section 9.2, Section 9.3, Article X and the expense reimbursement and indemnification provisions of Section 7.11(f) shall survive the termination of this Agreement and shall remain in full force and effect, (ii) each of the Confidentiality Agreement and the Clean Team Agreement shall survive the termination of this Agreement and shall remain in full force and effect, in accordance with its terms (it being understood and agreed that, notwithstanding anything in the Confidentiality Agreement to the contrary, in the event that Skydance, any Equity Investor, any Specified NAI Entity or any of their respective Affiliates breaches in any material respect any representation, warranty, covenant or agreement in any Transaction Document in any manner that has substantially contributed to the termination of this Agreement or the failure of any condition set forth in Article VIII to be satisfied, the provisions of paragraph 9(a) of the Confidentiality Agreement shall survive such termination of this Agreement with respect to any acquisition involving NAI (including any acquisition of the Paramount Shares held by any of the Specified Stockholders) in accordance with its terms), and (iii) subject to Section 10.3, the termination of this Agreement shall not relieve any Party from any liability for Fraud or Willful Breach. For the avoidance of doubt, in no event shall any Paramount Party have any liability under this Agreement or otherwise to any Skydance Party for any breach by any Specified Stockholder of the Voting Agreement or any other act or failure to act by NAI or the Specified Stockholders in connection with the Transactions or the NAI Transaction.

Section 9.3 Termination Fee .

(a) If this Agreement shall be terminated:

(i) by Paramount (acting with the prior approval of the Paramount Special Committee) pursuant to Section 9.1(f), then Paramount shall pay (or cause to be paid) to Skydance $400,000,000 (the “Termination Fee”) in accordance with Section 9.3(b); and

(ii) by Skydance or Paramount (acting with the prior approval of the Paramount Special Committee) pursuant to Section 9.1(c) or Section 9.1(g); provided that (A) on or before the date that this Agreement is terminated in accordance with such provision, a bona fide Acquisition Proposal shall have been publicly announced or publicly disclosed and not withdrawn at least ten (10) Business Days prior to such date and (B) within one year after the date that this Agreement is terminated, Paramount or any of its Subsidiaries consummates any Acquisition Proposal or enters into a definitive agreement to effect any Acquisition Proposal and such Acquisition Proposal is subsequently consummated (even if after such one-year period), then Paramount shall pay (or cause to be paid) to Skydance the Termination Fee.

(b) In the event the Termination Fee becomes payable by Paramount pursuant to Section 9.3(a), it shall be paid to Skydance (or Skydance’s designees) by Paramount in immediately available funds within two Business Days after the date of the event giving rise to the obligation to make such payment so long as Skydance has provided Paramount with wire instructions for such payment; provided that, in the case of Section 9.3(a)(ii), Paramount shall not be required to pay (or cause to be paid) the Termination Fee until two Business Days after the date of the consummation of the Acquisition Proposal referred to in Section 9.3(a)(ii). In no event shall (i) Paramount be required to pay the Termination Fee on more than one occasion (even if the Termination Fee is payable under one or more provisions of Section 9.3(a)) and (ii) Skydance be entitled to both specific performance to cause Paramount to consummate the Closing in accordance with the terms hereof and the payment of the Termination Fee pursuant to this Section 9.3. While Skydance may pursue both a grant of specific performance in accordance with Section 10.5 and the payment of the Termination Fee under this Section 9.3, under no circumstances shall Skydance be permitted or entitled to receive both a grant of specific performance that results in the consummation of the Mergers and any money damages, including all or any portion of the Termination Fee.

(c) The Parties agree that the agreements contained in this Section 9.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not have entered into this Agreement. Each of the Parties further acknowledges that the payment of the amounts by Paramount specified in this Section 9.3 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate the Skydance Parties in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if Paramount fails to promptly pay any amount due pursuant to Section 9.3(b) and, in order to obtain such payment, Skydance commences a claim that results in a judgment against Paramount for the Termination Fee or any portion thereof, Paramount will pay to Skydance its out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees) in connection with such claim, together with interest on the amount due at the prime rate as published in the Wall Street Journal in effect on the date that such payment was required to be made through the date that such payment was actually received, or, if legally required, a lesser rate that is the maximum permitted by applicable Law.

(d) Subject in all respects to Skydance’s rights set forth in Section 10.5, in the event this Agreement is terminated in accordance with its terms and the Termination Fee is paid to Skydance in circumstances for which such fee is payable pursuant to Section 8.3(a), payment of the Termination Fee shall be the sole and exclusive remedy of the Skydance Parties against the Paramount Parties for any losses or damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount, and, if applicable, the costs and expenses of Skydance pursuant to Section 9.3(c) in accordance therewith, the Paramount Parties shall not have any further liability or obligation relating to or arising out of (i) this Agreement or the Transactions, (ii) the failure of the Merger or the other Transactions to be consummated or (iii) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement or any of the other documents delivered herewith or executed in connection herewith or otherwise, except in the case of Fraud or Willful Breach.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1 Amendment. Subject to the provisions of applicable Law, prior to the Skydance Merger Effective Time, this Agreement may be amended with the approval of each of the Paramount Board (on the recommendation of the Paramount Special Committee) and the Skydance Board at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties (in the case of Paramount, only if such action has been recommended by the Paramount Special Committee (it being agreed that Skydance and its Subsidiaries shall be entitled to assume, by Paramount executing any such written instrument, that the Paramount Special Committee has recommended such action)); provided that this proviso of Section 10.1, Section 10.14(b) and the definitions of Debt Financing Sources, Debt Financing and

Debt Financing Documents shall not be amended, supplemented, waived or otherwise modified in a manner that is adverse in any material respect to the Debt Financing Sources, in each case, without the prior written consent of the Debt Financing Sources that have committed to provide the Debt Financing.

Section 10.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege, or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege, or remedy under this Agreement, shall operate as a waiver of such power, right, privilege, or remedy; and no single or partial exercise of any such power, right, privilege, or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege, or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege, or remedy under this Agreement, unless the waiver of such claim, power, right, privilege, or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party (in the case of Paramount, only if such action has been recommended by the Paramount Special Committee (it being agreed that Skydance and its Subsidiaries shall be entitled to assume, by Paramount executing any such written instrument, that the Paramount Special Committee has recommended such action)); and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.3 No Survival of Representations and Warranties and Covenants. None of the representations and warranties or covenants in this Agreement, the Paramount Disclosure Letter, the Skydance Disclosure Letter or any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Mergers, except that those covenants that by their terms survive or contemplate performance after the applicable Effective Time (which shall survive until fully performed) and this Article X and any applicable defined term in Exhibit A shall survive the applicable Effective Time.

Section 10.4 Entire Agreement; Counterparts. This Agreement (including the exhibits and schedules hereto), the Paramount Disclosure Letter, the Skydance Disclosure Letter, the Subscription Agreements, the Voting Agreement, the Equity Commitment Letters and the Limited Guarantees constitute the entire agreement and supersede all prior and concurrent agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided that each of the Confidentiality Agreement and the Clean Team Agreement shall remain in full force and effect (it being understood and agreed that, notwithstanding anything in the Confidentiality Agreement to the contrary, the provisions of paragraph 9(a) thereof shall survive the entry into of this Agreement with respect to any acquisition involving NAI (including any acquisition of the Paramount Shares held by any of the Specified Stockholders)); provided, further, that, if the New Paramount Merger Effective Time and the Skydance Merger Effective Time occur, each of the Confidentiality Agreement and the Clean Team Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.5 Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, Delaware Law, without giving effect to any law, rule, or provision that would cause the application of any Law other than Delaware Law. The Parties expressly acknowledge and agree that: (i) the requirements of 6 Del. C. § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Delaware Law to this Agreement, the relationship of the Parties, the Transactions, and the interpretation and enforcement of the rights and duties of any Party; (ii) the Parties have a reasonable basis for the application of Delaware Law to this Agreement, the relationship of the Parties, the Transactions, and the interpretation and enforcement of the rights and duties of any Party; (iii) no other jurisdiction has a materially greater interest in the foregoing; and (iv) the application of Delaware Law would not be contrary to the fundamental policy of any other jurisdiction that, absent the Parties’ choice of Delaware Law hereunder, would have an interest in the foregoing.

(b) Subject to Section 10.5(d), in any Legal Proceeding arising out of or relating to this Agreement or the Transactions (including any amount due or payable in connection therewith or any matter arising out of or relating to the termination of either of them), each of the Parties irrevocably and unconditionally: (i) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, any other state or federal court in the State of Delaware (the “Chosen Courts”); (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction of such Chosen Court by motion, other request for leave, or other Legal Proceeding; (iii) agrees that any Legal Proceeding arising out of or relating to this Agreement or the Transactions shall be brought, tried, and determined only in the Chosen Courts; (iv) waives any claim of improper venue or any claim that the appropriate Chosen Court is an inconvenient forum; and (v) agrees that it will not bring any Legal Proceeding arising out of or relating to this Agreement or the Transactions in any court or elsewhere other than the Chosen Courts. Each of the Parties irrevocably consents to service of process in the same manner as for the giving of notices under Section 10.8 or any other manner permitted by applicable Law. A final judgment in any Legal Proceeding commenced in accordance with this Section 10.5 shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that nothing in the foregoing shall restrict any Party’s right to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(c) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under the provisions of this Agreement in accordance with its terms or otherwise breaches such provisions. Subject to the following sentence, the Parties shall be entitled to an injunction or injunctions, specific performance, or other non-monetary equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. No Party shall oppose the granting of an injunction, specific performance, or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is unenforceable, invalid or not an appropriate remedy for any reason at law or equity. Any Party seeking any injunction or other equitable relief to prevent any breach of this Agreement or to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.5(c) shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN OR AMONG THE PARTIES ARISING OUT OF OR RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5(d).

Section 10.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any right or obligation hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any such right or obligation without such consent shall be void ab initio and of no effect.

Section 10.7 No Third-Party Beneficiary. Nothing in this Agreement is intended to or shall confer upon any Person (other than the Parties) any power, right, privilege, or remedy of any nature whatsoever under or by reason of this Agreement, except for the provisions of (1) Article II (which, from and after the New Paramount Merger Effective Time, shall be for the express benefit of, and enforceable by, each holder of Paramount Common Stock or Paramount Equity Awards as of the New Paramount Merger Effective Time), (2) Section 7.4 (which, from and after the applicable Effective Time, shall be for the benefit of the D&O Indemnified Persons), and (3) Section 10.14(a) (which shall be for the express benefit of, and enforceable by, the Non-Recourse Parties).

Section 10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by certified or registered mail, postage prepaid, or by nationally recognized overnight courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided that no “bounce back” or similar message of non-delivery is received with respect thereto) or (d) if sent by email transmission after 6:00 p.m. recipient’s local time, on the Business Day following the date of transmission (provided that no “bounce back” or similar message of non-delivery is received with respect thereto); provided that, in each case, the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party as follows (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Skydance:

Skydance Media, LLC
2900 Olympic Boulevard
Santa Monica, CA 90404
Attention:	David Ellison
Email:	dellison@skydance.com
with a copy to:
smckinnon@skydance.com
jsisgold@skydance.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention:	Justin Hamill
Bradley Faris
Ian Nussbaum
Max Schleusener
Email:	Justin.Hamill@lw.com
Bradley.Faris@lw.com
Ian.Nussbaum@lw.com
Max.Schleusener@lw.com

if to Paramount, New Paramount or any Merger Sub:

Paramount Global
1515 Broadway
New York, NY 10036
Attention:	General Counsel
Email:	ParamountGlobalLegalNotices@paramount.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
Attention:	Faiza J. Saeed
Daniel J. Cerqueira
Claudia J. Ricciardi
Email:	fsaeed@cravath.com
dcerqueira@cravath.com
cricciardi@cravath.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Eric Swedenburg
Katherine Krause
Email:	eswedenburg@stblaw.com
katherine.krause@stblaw.com

if to an Upstream Blocker Holder, as set forth in such Upstream Blocker Holder’s signature page hereto.

Section 10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties shall not object to the court making such determination having the power to limit such term or provision, to delete specific words or phrases, or to replace such term or provision with a term or provision that is valid, enforceable, and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power available to it in the prior sentence, this Agreement shall be deemed amended to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will most closely achieve the economic, business, and other purposes of such invalid or unenforceable term or provision.

Section 10.10 Expenses. Except as set forth in the last sentence of Section 7.2(d) or in Section 7.11(f), all Transaction Expenses shall be paid by the Party incurring such Transaction Expenses, if the Transactions are not consummated. If the Transactions are consummated, all Transaction Expenses shall be paid by New Paramount. Skydance and Paramount shall use reasonable best efforts to deliver to New Paramount, at least three (3) Business Days prior to the Closing, all outstanding invoices related to such Transaction Expenses. New Paramount shall concurrently with the Closing pay all Transaction Expenses.

Section 10.11 Obligations of the Parties. Paramount shall cause New Paramount and each Merger Sub to comply with, duly perform, satisfy, and discharge, on a timely basis, all of their respective covenants, obligations, and liabilities under this Agreement, and Paramount shall be liable for the due and timely performance, satisfaction, and discharge of each of the said covenants, obligations, and liabilities. Any consent or waiver by (a) Paramount under this Agreement shall be deemed to also be a consent or waiver by New Paramount and each Merger Sub and (b) Skydance under this Agreement shall be deemed to also be a consent or waiver by each Blocker Holder.

Section 10.12 Disclosure Letters. The disclosures set forth in any particular part or subpart of the Paramount Disclosure Letter or the Skydance Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify: (a) the representations and warranties or covenants of Paramount or Skydance, as applicable, that are set forth in the corresponding section or subsection of this Agreement and (b) any other representation and warranty or covenant of Paramount or Skydance, as applicable, that is set forth in this Agreement to the extent, in the case of this clause (b), the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representation and warranty or covenant is reasonably apparent on the face of such disclosure. No Party may deem the mere inclusion of an item in the Paramount Disclosure Letter or the Skydance Disclosure Letter, as applicable, as (a) an exception to a representation and warranty or covenant as an admission that such item represents a material exception or material fact, event, or circumstance or that such item is material or constitutes a Paramount Material Adverse Effect or a Skydance Material Adverse Effect, as applicable (and no Party concedes such materiality or effect by its inclusion), or (b) an admission or indication of any non-compliance with, or breach or violation of, any third party rights (including any Intellectual Property Rights), any Contract or any Law, and no reference to, or disclosure of, any item or other matter in the Paramount Disclosure Letter or the Skydance Disclosure Letter shall necessarily imply that any other undisclosed matter or item having a greater value or significance is material.

Section 10.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; and one gender shall include all other genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”.

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes,” and “Schedules” are intended to refer to sections of this Agreement and Exhibits, Annexes, and Schedules to this Agreement, as applicable.

(e) The phrase “made available,” when used in reference to anything made available prior to the execution and delivery of this Agreement by Paramount, New Paramount, each Merger Sub, or any of their respective Representatives, in each case, shall be deemed to include anything (i) uploaded to the electronic data room maintained by or on behalf of Paramount or its Representatives for purposes of the Transactions prior to 12:00 a.m., New York City time, on the date of this Agreement or (ii) publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC prior to 6:00 p.m., New York City time, on the day before the date of this Agreement. The phrase “made available,” when used in reference to anything made available prior to the execution and delivery of this Agreement by Skydance or any of its Representatives, in each case, shall be deemed to include anything uploaded to the electronic data room maintained by or on behalf of Skydance or its Representatives for purposes of the Transactions prior to 12:00 a.m., New York City time, on the date of this Agreement.

(f) The table of contents to this Agreement is for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement. The bold-faced headings in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

(g) Any reference to (i) any Contract (including this Agreement) is to such Contract as amended, modified, supplemented, restated, or replaced from time to time (in the case of any Contract, to the extent permitted by the terms thereof and, if applicable, the terms of this Agreement); (ii) any Governmental Body includes any successor to that Governmental Body; and (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented, or replaced from time to time (and, in the case of statutes, includes any rule and regulation promulgated under such statute and any authoritative interpretations thereof (including applicable SEC interpretations thereof)) and references to any section of any applicable Law include any successor to such section (provided that, for purposes of any representation and warranty in this Agreement that is made as of a specific date, references to any Law or Contract shall be deemed to refer to such Law or Contract, as amended, and to any rule or regulation promulgated thereunder, in each case, as of such date).

(h) The terms “Dollars” and “$” mean U.S. dollars.

(i) Any reference herein to “as of the date hereof,” “as of the date of this Agreement,” or words of similar import shall be deemed to mean the date set forth in the Preamble.

(j) When “since” is used in connection with a date, the period covered thereby shall be inclusive of such date.

(k) Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.

(l) The word “or” will not be exclusive.

(m) Exhibits and Schedules annexed hereto or referred to hereby are “facts ascertainable” (as such term is used in Section 251(b) of the DGCL) and, except as otherwise expressly provided herein, are not a part of this Agreement.

(n) The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(o) All accounting terms used and not defined herein have the respective meanings given to them under GAAP, except to the extent otherwise specifically indicated or that the context otherwise requires.

(p) References to “days” shall mean “calendar days” unless expressly stated otherwise.

Section 10.14 Non-Recourse.

(a) This Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement, including the Blocker Contribution and Exchange and the Mergers, may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, except for claims that may be asserted in accordance with the other Transaction Documents (in each case, solely in accordance with and pursuant to the terms and conditions thereof). Except (i) to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named Party) or (ii) as set forth in any Transaction Document (in each case, solely in accordance with and pursuant to the terms and conditions thereof), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing (collectively, the “Non-Recourse Parties”) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any Party under this Agreement or of or for any Legal Proceeding based on, arising out of, or related to this Agreement or the Transactions. In furtherance and not in limitation of the foregoing, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any Transactions shall be sought or had against any Non-Recourse Party, except for claims that any Party may assert (i) against another Party solely in accordance with, and pursuant to the terms and conditions of, this Agreement or (ii) pursuant to any Transaction Document (in each case, solely in accordance with and pursuant to the terms and conditions thereof).

(b) Notwithstanding any provision of this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of Skydance or any of its Affiliates under any agreement entered into with respect to the Debt Financing), each Party (i) waives any and all claims and causes of action against the Debt Financing Sources relating to or arising out of this Agreement or any contract entered into with respect the Debt Financing, or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (ii) agrees that none of the Debt Financing Sources will have any liability to any party to this Agreement or any of its Affiliates relating to or arising out of this Agreement or any contract entered into with respect the Debt Financing, or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (iii) agrees not to seek to enforce commitments or other rights under any contract entered into with respect the Debt Financing against, or make any claims for breach of such commitments or such other rights against, or seek to recover monetary damages from, the Debt Financing Sources, or otherwise sue the Debt Financing Sources for any reason related to any contract entered into with respect the Debt Financing, except, in each case (i) through (iii), in the case of Skydance and its Affiliates, pursuant to or in connection with any contract relating to the Debt Financing, (iv) agrees that it will not bring or support, and will cause its Subsidiaries to not bring or support, any proceeding (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source in any way relating to the Debt Financing, the Debt Financing

Documents or the performance thereof or the transactions contemplated thereby, this Agreement or any of the transactions contemplated by this Agreement in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Laws exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (v) agrees that any proceeding (whether at law, in equity, in contract, in tort or otherwise) involving any of the Debt Financing Source that arises out of or relates to the Debt Financing, the Debt Financing Documents, this Agreement or the transactions contemplated by this Agreement, the transactions contemplated by the Debt Financing or the performance of services thereunder shall be (x) governed by, and construed and interpreted in accordance with, the Laws of the State of New York and (y) subject to the exclusive jurisdiction of a state or federal court sitting in the Borough of Manhattan within the City of New York and the appellate courts thereof, and (vi) agrees to irrevocably waive any and all rights to a trial by jury in any proceeding (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources. The provisions of this Section 10.14(b) shall be enforceable by each Debt Financing Source. Each Debt Financing Source is an intended third party beneficiary of, and may enforce, the proviso to Section 10.1 and this Section 10.14(b).

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SKYDANCE MEDIA, LLC

By:	/s/ David Ellison
Name: David Ellison
Title: Chief Executive Officer

RB SKD AIV B, LP

By:	RedBird Series 2019 GenPar LLC

By:	/s/ Gerald J. Cardinale
Name: Gerald J. Cardinale
Title: Authorized Signatory

PARAMOUNT GLOBAL

By:	/s/ George Cheeks
Name: George Cheeks
Title: Office of the CEO, President and Chief Executive Officer, CBS

NEW PLUTO GLOBAL, INC.

By:	/s/ Naveen Chopra
Name: Naveen Chopra
Title: President

PLUTO MERGER SUB, INC.

By:	/s/ Naveen Chopra
Name: Naveen Chopra
Title: President

PLUTO MERGER SUB II, INC.

By:	/s/ Naveen Chopra
Name: Naveen Chopra
Title: President

[Signature Page to Transaction Agreement]

SPARROW MERGER SUB, LLC

By:	/s/ Naveen Chopra
Name: Naveen Chopra
Title: President

Solely in its capacity as an Upstream Blocker Holder:

KKR ASSOCIATES OPPORTUNITIES II SCSP

as general partner of KKR Opportunities (EEA) Fund II SCSp and for and on behalf of KKR Opportunities (EEA) Fund II SCSp

By:	KKR Opportunities II S.à.r.l., Its general partner

By:	/s/ Jeff Smith
Name: Jeff Smith
Title: Authorized Signatory

[Signature Page to Transaction Agreement]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by Paramount that contains confidentiality, use and standstill provisions that are, in each case, no less favorable, and the other provisions contained therein are no less favorable in the aggregate to Paramount than the terms of the Confidentiality Agreement; provided, further, that an “Acceptable Confidentiality Agreement” shall not include any provision (i) granting any exclusive right to negotiate with such counterparty, (ii) prohibiting Paramount or its Affiliates from satisfying its or their obligations hereunder or (iii) requiring Paramount or any of its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses.

“Acquisition Proposal” means, with respect to Skydance or Paramount, as applicable, any offer, proposal, written inquiry or indication of interest from any third party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Person, directly or indirectly, of (x) 20% or more of the aggregate outstanding voting or equity securities of such Party or (y) 20% or more of the consolidated assets of such Party and its Subsidiaries, taken as a whole (measured by the fair market value thereof, as determined in good faith by such Party’s board of directors or any authorized committee thereof (in the case of Paramount, including the Paramount Special Committee)), (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of the aggregate outstanding equity or voting securities of such Party or (iii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture, liquidation, dissolution, recapitalization or similar transaction involving such Party or any of its Subsidiaries pursuant to which (x) any Person would beneficially own 20% or more of the aggregate outstanding voting or equity securities of such Party after giving effect to the consummation of such transaction or (y) any Person would acquire 20% or more of the consolidated assets or revenues of such Party and its Subsidiaries, taken as a whole (measured by the fair market value thereof, as determined in good faith by such Party’s board of directors or any authorized committee thereof (in the case of Paramount, including the Paramount Special Committee)) or (z) equity holders of such Party immediately preceding such transaction hold less than 80% of the equity interests of the surviving or resulting entity of such transaction (whether by voting power or economic interest). For clarity, New Paramount and the Merger Subs shall be Subsidiaries of Paramount for purposes of this definition. For purposes of Section 9.3(a)(ii), (x) each reference in this definition to 20% or 80% shall be deemed to be 50% and (y) the term “Acquisition Proposal” shall not include an acquisition, directly or indirectly, of NAI or any equity securities of NAI or any equity securities of Paramount owned directly or indirectly by NAI, in each case unless such acquisition has been approved by the Paramount Special Committee. For purposes of this definition, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise. Notwithstanding the foregoing and anything to the contrary herein, (a) except for purposes of Article IV, Section 6.1, Section 6.4, Section 7.1, Section 7.2, Section 7.6, Section 7.11, Section 7.12 and Section 10.14 and the definition of “Paramount Material Adverse Effect” and the definition of “Skydance Party”, Skydance and its Subsidiaries shall not be deemed to be Affiliates of (i) any Skydance Member, (ii) any investment funds or investment vehicles affiliated with, or managed or advised by, any Skydance Member or (iii) any portfolio companies (as such term is commonly understood in the private equity industry) of any Skydance Member and (b) with respect to Paramount, “Affiliate” means any Person that is controlled, directly or indirectly, by Paramount.

“Affiliation Agreement” means any Contract relating to retransmission, affiliation, exhibition, distribution, subdistribution, carriage, display or broadcast of any programming service (including any Station, network, streaming service or feed), whether on a linear, on-demand, interactive, streaming or other basis, including with a network affiliate or a Distributor.

“Agreement” means the Transaction Agreement to which this Exhibit A is attached.

“Ancillary Agreements” means, collectively, the following agreements: (a) the Registration Rights Agreement and (b) the voting agreements, by and between New Paramount and each of the Equity Investors participating in the NAI Transaction, on substantially the terms forth in the Governance Term Sheet.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the Anti-Bribery Laws of the People’s Republic of China, and any other similar applicable Law related to bribery or corruption.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state antitrust Laws, and all other applicable Laws and regulations (including non-U.S. Laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Blocker FIRPTA Certificate” means a certificate, dated within 30 days prior to the Closing Date, that meets the requirements of Treasury Regulation Sections 1.1445-2(c) and 1 1.897-2(h)(1)(i) in a form and substance reasonably acceptable to New Paramount.

“Blocker Membership Units” means the Skydance Membership Units held by the Blockers.

“Business Day” means any day except a Saturday, a Sunday, or any other day on which commercial banks in the State of New York and in the State of California are authorized or required by applicable Law to be closed.

“Buy-Out” means (i) securing and transferring the liabilities of either Paramount U.K. DB Plan to an insurance company which has permission under Part 4 of the U.K. Financial Services and Markets Act 2000 to effect and carry out contracts of long-term insurance (any, an “Insurer”); or (ii) purchasing a bulk insurance policy to be held as an asset of either Paramount U.K. DB Plan from any Insurer.

“Class A Cash Consideration” means $23.00.

“Class B Cash Cap” means $4,288,338,180.

“Class B Cash Consideration” means $15.00.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement or Contract or understanding with a labor or trade union, works council, other labor organization, employee association or other bargaining unit representative, together with any addenda, side letters, memoranda of understandings, amendments and other ancillary agreements thereto.

“Communications Act” means the Communications Act of 1934, as amended, inter alia, by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, as such statutes may be amended from time to time.

“Communications Laws” means (i) the Communications Act, (ii) FCC Rules and (iii) any other laws, rules, regulations, codes, published orders, directions, notices, guidelines, policies and decisions promulgated by Governmental Bodies governing the television, broadcast, media and communications industries, in each case, with jurisdiction over any of the services offered by Paramount, Skydance or any of their respective Subsidiaries anywhere in the world.

“Consent” means any approval, consent, ratification, permission, waiver, or authorization (including any Governmental Authorization).

“Content Activities” means activities in connection with the development, production, financing, acquisition or Exploitation of any Property.

“Contract” means any legally binding agreement, contract, subcontract, lease, sublease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan, or other legally binding commitment or undertaking of any nature inclusive of all material amendments, supplements or modifications thereto (except, in each case, ordinary course of business purchase orders).

“Copyleft Software” means Software subject to a license that requires as a condition of use, modification or distribution of such Software that other Software or technology that incorporates, is derived from or is distributed with such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributable at no or minimal charge.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolution or variant thereof or any related or associated epidemic, pandemic, or disease outbreak.

“COVID-19 Measures” means quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses, or recommendations of, or promulgated by, any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19.

“Debt Financing Sources” means each party that has a commitment to provide or arrange or otherwise entered into agreements in connection with the Debt Financing and the parties to any joinder agreements or any definitive documentation entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ former, current and future officers, directors, employees, agents and representatives and their respective successors and assigns.

“Derivative Rights” means all rights to develop, produce, license, finance and otherwise Exploit all forms of derivative productions (including, without limitation, remakes, spin-offs, subsequent seasons, sequels or prequels) of a Property, or based upon any underlying material relating to such Property or any element thereof.

“Distributor” means any multichannel video programming distributor, virtual multichannel video programming distributor, other over-the-top platform or other distributor of any programming service (including any station, network, streaming service or feed).

“Effect” means an effect, event, change, occurrence, development, condition or circumstance.

“Effective Time” means the Pre-Closing Paramount Merger Effective Time, the New Paramount Merger Effective Time or the Skydance Merger Effective Time, as the context requires.

“Ellison” means Pinnacle Media Ventures, LLC, Pinnacle Media Ventures II, LLC, and Pinnacle Media Ventures III, LLC.

“Employee Plan” means any compensation, employment, individual consulting, individual independent contractor, salary, bonus, commission, vacation, deferred compensation, incentive compensation, stock purchase, equity or equity-based, phantom equity, severance pay, termination pay, death benefit, disability benefit, hospitalization, medical, dental, vision, health and welfare, life insurance, flexible benefits, supplemental unemployment benefit, profit-sharing, pension, retirement, change of control, transaction bonus, retention, perquisite, relocation, repatriation or expatriation plan, policy, practice, program, agreement, arrangement or Contract and each other “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA and whether written or unwritten.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encroachment, claim, infringement, interference, option, right of first refusal, right of first offer, lease, covenant, condition, restriction, servitude, preemptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset) and any conditional sales agreement, title retention agreement or lease in the nature thereof. For clarity, the foregoing shall not include licenses of or other grants of rights to use Properties.

“Enforceability Exceptions” means legal limitations on enforceability: (a) arising from applicable bankruptcy and other similar Laws affecting the rights of creditors generally; (b) arising from Laws governing specific performance, injunctive relief, and other equitable remedies, whether considered in a proceeding at law or in equity; and (c) based on any indemnity against liabilities under securities laws in connection with the offering, sale, or issuance of securities.

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Environmental Law” means any federal, state, local, or foreign Law relating to pollution or protection of human health, worker health, or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata), including any Law or regulation relating to emissions, discharges, Releases, or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials.

“Equity Commitment Letters” means, collectively, those certain equity commitment letters from (a) The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, and each of its affiliated entities, (i) Hikouki, LLC, a Delaware limited liability company, (ii) Furaito, LLC, a Delaware limited liability company, and (iii) Aozora, LLC, a Delaware limited liability company, to provide to Ellison, subject to the terms and conditions therein, cash to fund the Purchase Price (as defined in the Subscription Agreement, dated the date hereof, by and among Paramount, New Paramount and Ellison) payable by Ellison in connection with the PIPE Transaction, and (b) RedBird Capital Partners Fund IV (Master), L.P., dated as of the date hereof, to provide to RedBird, subject to the terms and conditions therein, cash to fund the Purchase Price (as defined in the Subscription Agreement, dated the date hereof, by and among Paramount, New Paramount and RedBird) payable by RedBird in connection with the PIPE Transaction.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any Person means any other Person (whether or not incorporated) that, together with such Person, is or was at the relevant time considered under common control with or treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Party” means any Person or group of Persons from whom Paramount or any of its Representatives has received after the date of this Agreement and prior to the No-Shop Period Start Date (for the avoidance of doubt, not including any extensions of the Go-Shop Period), an Acquisition Proposal (provided that, for purposes of this definition of “Excluded Party”, the references to “20%” and “80%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”) that the Paramount Special Committee determines, during the Go-Shop Period (excluding any extensions), in good faith (after consultation with its outside legal counsel and financial advisors) is, or would reasonably be expected to lead to, a Superior Proposal; provided, that any such Person shall immediately and irrevocably cease to be an Excluded Party upon the occurrence of any of the following events: (a) the ultimate equityholder(s) of such Person or group of Persons as of immediately prior to August 21, 2024 cease to constitute in the aggregate at least 75% of the equity financing (measured by each of voting power and value) of such Person or group of Persons at any time prior to the No Shop Period Start Date; (b) such Person or group of Persons withdraws, cancels or terminates its Acquisition Proposal or such Acquisition Proposal is abandoned or expires; or (c) the Paramount Special Committee determines in good faith that such Acquisition Proposal no longer is, or no longer would reasonably be expected to lead to, a Superior Proposal.

“Excluded Share” means any Paramount Share held by the Specified Stockholders, Paramount, Skydance, New Paramount, any Merger Sub, or any of their respective Subsidiaries.

“Existing Paramount LC Facility” means the letter of credit facility under that certain Standby Letter of Credit Facility Agreement, dated as of May 17, 2023, by and among Paramount, the issuing banks named therein, Deutsche Bank AG New York Branch, as LC agent, and Deutsche Bank Trust Company Americas, as administrative agent.

“Existing Paramount Notes” means Paramount’s 7.875% Senior Debentures due 2030, 5.50% Senior Debentures due 2033, 6.875% Senior Debentures due 2036, 6.75% Senior Debentures due 2037, 4.50% Senior Debentures due 2042, 4.375% Senior Debentures due 2043, 4.875% Senior Debentures due 2043, 5.85% Senior Debentures due 2043, 5.25% Senior Debentures due 2044, 4.85% Senior Debentures due 2034, 3.45% Senior Notes due 2026, 4.0% Senior Notes due 2026, 2.90% Senior Notes due 2027, 3.375% Senior Notes due 2028, 4.20% Senior Notes due 2029, 5.90% Senior Notes due 2040, 4.85% Senior Notes due 2042, 4.90% Senior Notes due 2044, 4.60% Senior Notes due 2045, 3.70% Senior Notes due 2028, 4.75% Senior Notes due 2025, 4.95% Senior Notes due 2031, 4.20% Senior Notes due 2032, 4.95% Senior Notes due 2050, 6.25% Junior Subordinated Debentures due 2057 and 6.375% Junior Subordinated Debentures due 2062.

“Existing Paramount Revolving Credit Facility” means the revolving credit facility under that certain Amended and Restated Credit Agreement, dated as of January 23, 2020, by and among Paramount, as a borrower, the subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Existing Skydance Revolving Credit Facility” means the revolving credit facility under that certain Fourth Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of June 28, 2023, by and among Skydance Productions, LLC, a California limited liability company, as borrower, Skydance Media, LLC, a California limited liability company, as parent, the guarantors from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and as issuing bank (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Exploit” means to release, exhibit, perform, broadcast, telecast, transmit, promote, publicize, advertise, license, sublicense, sell, transfer, dispose of, distribute, subdistribute, commercialize, merchandise, produce, market, use and otherwise exploit any Property (or portions thereof) and all allied, ancillary, and subsidiary rights related thereto or any Derivative Rights therein, in each case, to or for the general public by any and all means now known or hereafter developed. The term “Exploitation” shall have a correlative meaning.

“FCC” means the Federal Communications Commission, including any official bureau or division thereof acting on delegated authority, or any successor governmental agency performing functions similar to those performed by the Federal Communications Commission.

“FCC Consent” means the grant by the FCC of Consent pursuant to the Communications Act and FCC Rules necessary to consummate the Transactions and the NAI Transaction, regardless of whether the action of the FCC in issuing such grant remains subject to reconsideration or other further review by the FCC or a court.

“FCC Licenses” means the FCC licenses, permits and other authorizations, together with any renewals, extensions or modifications thereof, issued under Part 73 of Title 47 of the Code of Federal Regulations or subpart G of part 74 of Title 47 of the Code of Federal Regulations with respect to the Stations.

“FCC Rules” means the rules, regulations, published orders, policies and decisions promulgated by, and other applicable requirements of, the FCC and interpretations thereof by federal courts of competent jurisdiction.

“Fraud” means, with respect to any Person, an actual, intentional, and knowing common law fraud (and not a constructive fraud, negligent misrepresentation, or omission, or any form of fraud premised on recklessness or negligence), by such Person in the making of the representations and warranties in this Agreement or any certificate executed and delivered by such Person pursuant to the terms of this Agreement.

“Governmental Authorization” means any (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification, or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any (a) nation, state, supra-national body, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature, including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, self-regulatory organization (including Nasdaq) or other organization, unit, body, or Entity; (d) any court, arbitrator, or other tribunal; or (e) communications regulator in any jurisdiction.

“Guilds” means guilds, unions or other labor organizations, domestic or foreign, that relate to the development, production or Exploitation of Properties (e.g., the Screen Actors Guild-American Federation of Television and Radio Artists, the Writers Guild of America, the Directors Guild of America, the International Alliance of Theatrical Stage Employees, and American

Federation of Musicians or other union if the bargaining unit is employed in connection with the development, production or Exploitation of Properties).

“Hazardous Materials” means any waste, material, or substance that is listed, regulated, or defined under any Environmental Law as a pollutant, chemical substance, hazardous or toxic substance, or hazardous waste (or words of similar import), including asbestos, toxic mold, radioactive material, polychlorinated biphenyls, petroleum, or petroleum-derived substance or waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means: (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person (other than Paramount or any of its Subsidiaries or Skydance or any Skydance Subsidiary, as applicable); (b) any obligation evidenced by notes, bonds, debentures, or similar Contracts to any Person; (c) any obligation in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases); or (d) any guaranty of any such obligation described in clauses (a) through (c) of any Person (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

“Integration Committee” means a committee whose members shall be selected in accordance with Section 7.15, and whose purpose, subject to applicable Law, is to plan an efficient integration of Paramount and Skydance after the Closing and related post-Closing integration matters as the Integration Committee may reasonably determine is necessary from time to time.

“Intellectual Property Rights” means any intellectual property rights, including any of the following arising pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered: (a) trademarks, service marks, trade dress, logos, brands, trade names, company names and similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by any of the foregoing; (b) copyrights, works of authorship and database rights, together with all common law rights and moral rights therein; (c) trade secrets, proprietary know-how, inventions, designs and, to the extent protected as confidential, processes, procedures, data, databases, drawings, specifications, records, formulae, methods and confidential business information (collectively, “Trade Secrets”); (d) industrial property rights, patents and other patent rights (including any and all substitutions, revisions, divisions, continuations, continuations-in-part, provisionals, interferences, reexaminations and reissues of the foregoing) (collectively, “Patents”); (e) rights in software (including source code, object code and related documentation and specifications) (collectively, “Software”); (f) name, image, likeness, biographical information and rights of publicity; and (g) Internet domain names, social media account identifiers and URLs; in each case, including any applications, registrations, issuances, extensions and renewals for any of the foregoing with any Governmental Body or internet domain name registrar.

“IRS” means the Internal Revenue Service.

“IT Assets” means hardware, Software, systems, networks, databases, websites, applications and other information technology assets and equipment.

“knowledge” with respect to an Entity, means with respect to the matter in question the actual knowledge of such Entity’s executive officers.

“Law” means any federal, state, local, municipal, foreign, multinational, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation, or other legal requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of Nasdaq, or any Order.

“Legal Proceeding” means any action, claim, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, inquiry, audit, examination, investigation or other proceeding commenced, brought, conducted, or heard by or before, or otherwise involving, any court, arbitrator or other Governmental Body.

“Limited Guarantees” means, collectively, those certain limited guarantees from The Lawrence J Ellison Revocable Trust U/A 1/22/88 and RedBird Capital Partners Fund IV (Master), L.P., a Delaware limited partnership, each in favor of Paramount and dated the date hereof.

“Malicious Code” means any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software or IT Assets or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious Software that permit unauthorized access or the unauthorized disablement of such Software or IT Assets.

“Material Affiliation Agreement” has the definition set forth in Exhibit A of the Paramount Disclosure Letter.

“Multi-Property Agreement” means each slate financing agreement, multi-property co-financing arrangement or other Contract pursuant to which multiple Properties are produced or financed; it being understood that a Contract for a single Property that contemplates subsequent cycles or derivatives based on such Property shall not be considered “multi-Property” solely on account thereof.

“MVPD” means any multi-channel video programming distributor or virtual multi-channel video programming distributor, including cable systems, wireline telecommunications companies, and direct broadcast satellite systems.

“NAI” means National Amusements, Inc., a Maryland corporation.

“NAI Letter” means that certain letter agreement, dated as of April 4, 2024, by and between Skydance and NAI, as amended.

“NAI Shareholders” means, collectively, (a) Sumner M. Redstone National Amusements Part B General Trust (also known as NA Part B Nonexempt General Trust), an irrevocable non-grantor trust established under a Declaration of Trust dated June 28, 2002, as amended, (b) Shari E. Redstone Trust, a revocable trust established under a Declaration of Trust dated October 18, 1999, and (c) Shari E. Redstone Qualified Annuity Interest Trust XIX, an irrevocable trust established under a Trust Agreement dated July 31, 2023.

“NAIEH” means NAI Entertainment Holdings LLC, a Delaware limited liability company.

“Nasdaq” means the Nasdaq Stock Market LLC or any successor thereto.

“New Paramount Common Stock” means, collectively, the New Paramount Class A Common Stock and the New Paramount Class B Common Stock.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Order” means any judgment, order, ruling, decision, writ, injunction, decree, ruling, verdict or arbitration award of, or any conciliation or other agreement with, any Governmental Body.

“Paramount Associate” means each current or former officer, employee, individual independent contractor, individual consultant, or individual manager or director of Paramount or any of its Subsidiaries, excluding any talent, cast or crew engaged in connection with one or more Properties.

“Paramount Class A Common Stock” means the Paramount Class A common stock, $0.001 par value per share, of Paramount.

“Paramount Class B Common Stock” means the Paramount Class B common stock, $0.001 par value per share, of Paramount.

“Paramount Common Stock” means the Paramount Class A Common Stock and Paramount Class B Common Stock.

“Paramount Contract” means any Contract between Paramount or any of its Subsidiaries, on the one hand, and any party other than Paramount or any of its Subsidiaries, on the other hand.

“Paramount DC Plans” means, collectively, Paramount’s two Deferred Compensation Plans for Outside Directors, Paramount’s two Excess 401(k) Plans, Paramount’s two Excess 401(k) Plan for Designated Senior Executives, Paramount’s two Bonus Deferral Plans, Paramount’s two Bonus Deferral Plans for Designated Senior Executives, Paramount’s Supplemental Employee Investment Fund, and Westinghouse Deferred Incentive Compensation Plan.

“Paramount Disclosure Letter” means the Disclosure Letter that has been prepared by Paramount in accordance with the requirements of this Agreement and that has been delivered by Paramount to Skydance on the date of this Agreement.

“Paramount Employee Plan” means an Employee Plan sponsored, maintained, contributed to, or required to be contributed to, by Paramount or any of its Subsidiaries or with respect to which Paramount or any of its Subsidiaries has any liability (whether actual or contingent) to provide compensation or benefits to any Paramount Associate (including the Paramount U.K. DB Plans), in each case with respect to Paramount Associates, in all cases, excluding plans, programs or arrangements sponsored by any Governmental Body.

“Paramount Equity Awards” means, collectively, Paramount Options, Paramount RSU Awards and Paramount PSU Awards.

“Paramount Equity Plans” means, collectively, Paramount’s 2009 Long-Term Incentive Plan, Paramount’s 2016 Long-Term Management Incentive Plan, Paramount’s 2005 RSU Plan for Outside Directors, Paramount’s 2011 RSU Plan for Outside Directors and Paramount’s 2015 Equity Plan for Outside Directors in each case, as amended or restated from time to time.

“Paramount FIRPTA Certificate” means a certificate, dated within 30 days prior to the Closing Date, that meets the requirements of Treasury Regulation Sections 1.1445-2(c) and 1.897-2(h)(1)(i) in a form and substance reasonably acceptable to New Paramount.

“Paramount Franchise Property” has the definition set forth in Exhibit A of the Paramount Disclosure Letter.

“Paramount IP” means all Intellectual Property Rights that are owned or purported to be owned by Paramount or any of its Subsidiaries.

“Paramount IT Assets” means the IT Assets that are owned or controlled by Paramount or any of its Subsidiaries.

“Paramount Lease” means any Paramount Contract pursuant to which Paramount Leased Real Property is leased, subleased, licensed, used, or otherwise occupied by Paramount or any of its Subsidiaries, as applicable, from another Person, including all material amendments, extensions, renewals, guaranties, and other agreements with respect thereto, excluding any real property that is used or occupied on a short-term basis by any Subsidiary of Paramount in the ordinary course of business consistent with past practice in connection with Content Activities.

“Paramount Material Adverse Effect” means an Effect that, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of Paramount and its Subsidiaries, taken as a whole; provided that no Effect to the extent arising out of or resulting from any of the following shall be deemed either alone or in combination to constitute a Paramount Material Adverse Effect, and none of the following shall be taken into account in determining whether there is, or would reasonably be expected to be, a Paramount Material Adverse Effect: (a) any change in the market price or trading volume of Paramount’s securities or any change in the credit ratings or the ratings outlook for Paramount or any of its Subsidiaries (it being agreed, however, that (i) the underlying facts or occurrences giving rise to or contributing to any such changes in market price, trading volume, credit ratings or ratings outlook and (ii) the financial impact of any such change in credit ratings or ratings outlook, in each case, may be taken into account in determining whether there has been or will be a Paramount Material Adverse Effect); (b) the execution of this Agreement or the terms of this Agreement (including the identity of Skydance or any Skydance Member or any Affiliate of the foregoing), including the impact of the foregoing on the relationships with officers, employees, Guilds, labor unions, works councils, customers, franchisees, suppliers, distributors, partners, lenders and other financing sources, Governmental Bodies, or others having business relationships with Paramount (other than for purposes of any representation or warranty in Section 3.4 or condition to Closing related thereto but subject to disclosures in Section 3.4 of the Paramount Disclosure Letter); (c) general changes or developments in the industries in which Paramount or any of its Subsidiaries operates (including labor disruptions) or in the economy generally or other general market conditions; (d) any change in financial, credit, securities or capital market conditions, whether globally, in the United States or in any other country or region in the world, including interest rates, foreign exchange or exchange rates, fluctuations in the value of any currency and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any security exchange or over-the-counter market; (e) any domestic, foreign or global political or social condition (including any actual or potential sequester, stoppage, shutdown, default, sanction or similar event or occurrence by or involving any Governmental Body affecting a national or federal government as a whole), any act of terrorism, war (whether or not declared), civil unrest, civil disobedience, riots, protests, public demonstrations, strikes, insurrection, national or international calamity, sabotage or terrorism (including cyberattacks, cyber intrusions, cyberterrorism or other cybersecurity breaches), pandemic or epidemic (including COVID-19 and compliance by Paramount or any of its Subsidiaries with any COVID-19 Measure), or other outbreaks of diseases or quarantine restrictions, or any other similar event, any volcano, tsunami, earthquake, hurricane, tornado, other natural or man-made disaster, weather-related event, or act of God or other national or international calamity, or any other force majeure event (and, in each case, including any escalation or worsening thereof and any action taken by any Governmental Body in response to any of the foregoing); (f) the failure of Paramount to meet any internal, published, or analyst’s projection, expectation, forecast, performance, estimate or prediction in respect of revenues, earnings, or other financial or operating metrics for any period (it being agreed, however, that the underlying facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a Paramount Material Adverse Effect); (g) any change after the date hereof in, or any compliance with or action taken for the purpose of complying with, any change in Law or GAAP after the date hereof, including the adoption, implementation, promulgation, repeal, modification, interpretation, reinterpretation, or proposal of any Law or new requirement under GAAP after the date hereof; (h) any action taken or omitted by Paramount or any of its Subsidiaries in accordance with the written request or direction of Skydance, or the taking or omission by Paramount or any Subsidiary of any action or omission in accordance with this Agreement that Paramount or any Subsidiary is specifically required to take or omit from taking (in each case, other than any actions or omissions required to be taken (or not taken) under Section 6.2(a)); or (i) any Legal Proceeding commenced after the date hereof by a securityholder of Paramount (on its own behalf or on behalf of Paramount) arising out of this Agreement or the Transactions; provided, however, that the exceptions set forth in subclauses (c), (d), (e) and (g), shall only apply to the extent that such Effect does not have a materially disproportionate adverse effect on Paramount and its Subsidiaries, taken as a whole, compared to other companies that operate in the industry in which Paramount and its Subsidiaries operate (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Paramount Material Adverse Effect).

“Paramount Merger Consideration” means, collectively, the Paramount Class A Merger Consideration and the Paramount Class B Merger Consideration.

“Paramount Notional Unit” means each notional investment unit with respect to Paramount Class B Common Stock subject to a Paramount DC Plan.

“Paramount Option” means an option to purchase shares of Paramount Class B Common Stock (whether or not granted pursuant to any Paramount Equity Plan).

“Paramount Parties” means Paramount, any of its Subsidiaries, and any of their respective current or former stockholders, optionholders, unitholders, members, Affiliates or Representatives.

“Paramount Preferred Stock” means the preferred stock, $0.001 par value per share, of Paramount.

“Paramount Property” means any Property as to which Paramount or any of its Subsidiaries owns or controls any right, title or interest.

“Paramount PSU Award” means an award of restricted share units with respect to Paramount Class B Common Stock (whether or not granted pursuant to any Paramount Equity Plan), the vesting of which is conditioned in whole or in part on the satisfaction of any performance goals or metrics.

“Paramount Registered IP” means any Patent, trademark, copyright, or domain name included in Paramount IP that is registered or issued under the authority of any Governmental Body or internet domain name registrar, and any application for the registration of any of the foregoing.

“Paramount RSU Award” means an award of restricted share units with respect to Paramount Class B Common Stock (whether or not granted pursuant to any Paramount Equity Plan) which is not a Paramount PSU Award.

“Paramount Tax Counsel” means Simpson Thacher & Bartlett LLP or other tax counsel reasonably acceptable to Paramount.

“Paramount U.K. DB Plans” means the Paramount and UIP Companies Pension Plan, currently governed by a definitive trust deed and rules dated 1 July 1996, as amended from time to time, and the CBS Broadcast Services Ltd. Pension Fund, currently governed by a definitive trust deed and rules dated 5 April 2006, as amended from time to time.

“Parties” means Skydance, Paramount, New Paramount, the Merger Subs and, solely with respect to the Specified Upstream Blocker Holder Provisions, the Upstream Blocker Holders.

“Permitted Encumbrance” means (a) any Encumbrance for Taxes that is either (i) not yet due and payable or (ii) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements of Paramount or Skydance (as applicable) to the extent required by GAAP, (b) any Encumbrance representing the right of any customer, supplier, or subcontractor in the ordinary course of business under the terms of any Contract to which the relevant party is a party or under general principles of commercial or government contract Law (including mechanic’s, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’, and similar liens granted or which arise in the ordinary course of business and for which amounts thereunder are not yet delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements of Paramount or Skydance (as applicable) to the extent required by GAAP), (c) in the case of any Contract, any Encumbrance that is a restriction against the transfer or assignment thereof and is included in the terms of such Contract, (d) any Encumbrance for which appropriate reserves have been established in the consolidated financial statements of Paramount, (e) any defect, imperfection of title, or other Encumbrance not materially interfering with the conduct of the business of Paramount and its Subsidiaries or Skydance and the Skydance Subsidiaries (as applicable) in the ordinary course, (f) in the case of real property, (i) the rights of landlords, licensors or grantors under Paramount Leases or Skydance Leases (as applicable) set forth therein, (ii) any Encumbrances to which the fee (or any superior leasehold) interest in Paramount Leased Real Property or Skydance Leased Real Property (as applicable) is subject, (iii) all zoning, entitlement, building, and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property not materially interfering with, and not violated by, the conduct of the business of Skydance and the Skydance Subsidiaries or Paramount and its Subsidiaries (as applicable) in the ordinary course thereat, (iv) any matters that would be disclosed by a current, accurate survey or physical inspection of Paramount Owned Real Property or Skydance Owned Real Property (as applicable) so long any such matters, individually or in the aggregate, do not and would not reasonably be expected to materially impair the present use, utility or value of the applicable real property or otherwise would not materially impair the present or contemplated business operations at such location and (v) any Encumbrance that is an easement, right-of-way, encroachment, covenant, restriction, condition, or other similar Encumbrance that, individually or in the aggregate, does not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (g) Encumbrances granted pursuant to Permitted Paramount Indebtedness or Permitted Skydance Indebtedness, and (h) Encumbrances granted in the ordinary course of business (e.g., liens to Guilds, completion guarantors, laboratories, distributors and production financiers) in connection with Content Activities and that are not, individually or in the aggregate, material to the business of Paramount and its Subsidiaries or to Skydance and the Skydance Subsidiaries (as applicable), in each case, taken as a whole.

“Permitted Paramount Indebtedness” means, with respect to Paramount and its Subsidiaries, the Existing Paramount Revolving Credit Facility and any other Indebtedness that is not restricted by or is otherwise approved in accordance with Section 6.2.

“Permitted Skydance Indebtedness” means, with respect to Skydance and the Skydance Subsidiaries, the Existing Skydance Revolving Credit Facility and any other Indebtedness that is not restricted by or is otherwise approved in accordance with Section 6.3.

“Person” means any individual, Entity, or Governmental Body.

“Personal Information” means any information or data, in any form, that is defined as “personal information,” “personal data,” “personal health information,” “nonpublic personal information,” “sensitive personal information,” “personally identifiable information,” or any similar term by applicable Privacy Law.

“Privacy Laws” means all Laws, rules, and binding industry or self-regulatory rules or standards relating to the privacy, security or Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, the Processing and security of payment card information, wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, and marketing email, text message or telephone communications.

“Process”, “Processed” or “Processing” means any operation or set of operations that is performed on Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such Personal Information or is considered “processing” by any applicable Privacy Laws.

“Property” means any audio or audiovisual content or work of any kind or character whatsoever, produced for Exploitation in any medium and by any means now known or hereafter devised, and whether recorded or otherwise preserved for Exploitation by any means or media now known or hereafter devised.

“Public Stockholders” means all of the holders of the issued and outstanding shares of Paramount Common Stock, excluding the Specified Stockholders, their respective Affiliates and any other stockholders of Paramount affiliated with the Specified Stockholders or their respective affiliates. For purposes of this definition only, the term “Specified Stockholder” shall also include each immediate family member (as defined in Item 404 of Regulation S-K under the Securities Act) of any Specified Stockholder and any trust or other entity (other than Paramount) in which any Specified Stockholder or any such immediate family member thereof holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary, equity or other financial interest.

“RedBird” means RB Tentpole LP, a Delaware limited partnership.

“Registration Rights Agreement” means a registration rights agreement on substantially the terms set forth in Exhibit D.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, managers, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors, financing sources and other representatives.

“Sanctioned Country” means, at any time, a country, region or territory that is the target of comprehensive sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or

more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union, any European Union Member State, or His Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Sharing Agreement” means a local marketing, joint sales, shared services or similar Contract.

“Sharing Company” means any entity with which Paramount or any of its Subsidiaries has a Sharing Agreement.

“Skydance Associate” means each current or former officer, employee, individual independent contractor, individual consultant, or individual manager or director of Skydance or any Skydance Subsidiary, excluding any talent, cast or crew engaged in connection with one or more Properties.

“Skydance Contract” means any Contract between Skydance or any Skydance Subsidiary, on the one hand, and any party other than Skydance or any Skydance Subsidiary, on the other hand.

“Skydance Disclosure Letter” means the Disclosure Letter that has been prepared by Skydance in accordance with the requirements of this Agreement and that has been delivered by Skydance to Paramount on the date of this Agreement.

“Skydance Employee Plan” means an Employee Plan sponsored, maintained, contributed to, or required to be contributed to, by Skydance or any of the Skydance Subsidiaries or with respect to which Skydance or any Skydance Subsidiary has any liability (whether actual or contingent) to provide compensation or benefits to any Skydance Associate, in each case with respect to Skydance Associates, in all cases, excluding plans, programs or arrangements sponsored by any Governmental Body.

“Skydance Equity Plans” means, collectively, Skydance’s Second Amended and Restated 2016 Profits Interest Plan, Skydance’s 2019 Phantom Unit Plan, and Skydance’s 2020 Phantom Unit Plan, in each case, as amended or restated from time to time.

“Skydance FIRPTA Certificate” means a certificate, dated not more than thirty (30) days prior to the Closing Date, meeting the requirements of Treasury Regulations Section 1.1445-11T in a form and substance reasonably satisfactory to New Paramount.

“Skydance Franchise Property” has the definition set forth in Exhibit A of the Skydance Disclosure Letter.

“Skydance IP” means all Intellectual Property Rights that are owned or purported to be owned by Skydance or any Subsidiary of Skydance.

“Skydance IT Assets” means the IT Assets that are owned or controlled by Skydance or any Subsidiary of Skydance.

“Skydance Lease” means any Skydance Contract pursuant to which Skydance Leased Real Property leased, subleased, licensed, used or otherwise occupied by Skydance or a Skydance Subsidiary, as applicable, from another Person, including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto, excluding any real property that is used or occupied on a short-term basis by any Skydance Subsidiary in the ordinary course of business consistent with past practice in connection with Content Activities.

“Skydance LLC Agreement” means that certain Eighth Amended and Restated Limited Liability Company Agreement of Skydance, dated as of January 3, 2023, as amended on March 15, 2023 and as may be further amended from time to time (to the extent permitted by the terms of this Agreement).

“Skydance Material Adverse Effect” means an Effect that, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of Skydance and the Skydance Subsidiaries, taken as a whole; provided that no Effect to the extent arising out of or resulting from any of the following shall be deemed either alone or in combination to constitute a Skydance Material Adverse Effect, and none of the following shall be taken into account in determining whether there is, or would reasonably be expected to be, a Skydance Material Adverse Effect: (a) the execution of this Agreement or the terms of this Agreement (including the identity of Paramount, New Paramount or any Merger Sub or any Affiliate of the foregoing), including the impact of the foregoing on the relationships with officers, employees, Guilds, labor unions, works councils, customers, franchisees, suppliers, distributors, partners, lenders and other financing sources, Governmental Bodies, or others having business relationships with Skydance (other than for purposes of any representation or warranty in Section 4.4 or condition to Closing related thereto but subject to disclosures in Section 4.4 of the Skydance Disclosure Letter); (b) general changes or developments in the industries, in which Skydance or any Skydance Subsidiary operates (including labor disruptions) or in the economy generally or other general market conditions; (c) any change in financial, credit, securities or capital market conditions, whether globally, in the United States or in any other country or region in the world, including interest rates, foreign exchange or exchange rates, fluctuations in the value of any currency and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any security exchange or over-the-counter market; (d) any domestic, foreign or global political or social condition (including any actual or potential sequester, stoppage, shutdown, default, sanction or similar event or occurrence by or involving any Governmental Body affecting a national or federal government as a whole), any act of terrorism, war (whether or not declared), civil unrest, civil disobedience, riots, protests, public demonstrations, strikes, insurrection, national or international calamity, sabotage or terrorism (including cyberattacks, cyber intrusions, cyberterrorism or other cybersecurity breaches), pandemic or epidemic (including COVID-19 and compliance by Skydance or any Skydance Subsidiary with any COVID-19 Measure), or other outbreaks of diseases or quarantine restrictions, or any other similar event, any volcano, tsunami, earthquake, hurricane, tornado, other natural or man-made disaster, weather-related event, or act of God or other national or international calamity, or any other force majeure event (and, in each case, including any escalation or worsening thereof and any action taken by any Governmental Body in response to any of the foregoing); (e) the failure of Skydance to meet any internal, published, or analyst’s projection, expectation, forecast, performance, estimate, or prediction in respect of revenues, earnings, or other financial or operating metrics for any period (it being agreed, however, that the underlying facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a Skydance Material Adverse Effect); (f) any change after the date hereof in, or any compliance with or action taken for the purpose of complying with, any change in Law or GAAP after the date hereof, including the adoption, implementation, promulgation, repeal, modification, interpretation, reinterpretation, or proposal of any Law or new requirement under GAAP after the date hereof; (g) any action taken or omitted by Skydance or any of its Subsidiaries in accordance with the written request or direction of Paramount, or the taking or omission by Skydance or any Subsidiary of any action or omission in accordance with this Agreement that Skydance or any Subsidiary is specifically required to take or omit from taking (in each case, other than any actions or omissions required to be taken (or not taken) under Section 6.3(a)); or (h) any Legal Proceeding commenced after the date hereof by a securityholder of Skydance (on its own behalf or on behalf of Skydance) arising out of this Agreement or the Transactions; provided, however, that the exceptions set forth in subclauses (b), (c), (d) and (f), shall only apply to the extent that such Effect does not have a materially disproportionate adverse effect on Skydance and the Skydance Subsidiaries, taken as a whole, compared to other companies that operate in the industry in which Skydance and the Skydance Subsidiaries operate (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Skydance Material Adverse Effect).

“Skydance Membership Units” means the “Class A Membership Units”, the “Class B Membership Units” (including any Class B Membership Units designated as “Profits Interest Units”), the “Class C Membership Units”, the “Class D Membership Units” or any other “Profits Interest Units”, as applicable (each as defined in the Skydance LLC Agreement).

“Skydance Merger Consideration” shall mean 316,666,667 shares of New Paramount Class B Common Stock.

“Skydance Nominee” means David Ellison.

“Skydance Parties” means Skydance or any of its current, former, or future stockholders, optionholders, members, Representatives or Affiliates.

“Skydance Phantom Unit Plan” means the Skydance 2019 Phantom Unit Plan, as amended from time to time.

“Skydance Phantom Units” means “Phantom Units” (as defined in the Skydance Phantom Unit Plan).

“Skydance Profits Interest Units” means, collectively, the membership units issued by Skydance designated as “Profits Interest Units” in the books and records of Skydance and the holders of which having the rights to distributions and allocations set forth in the Skydance LLC Agreement, including the “Class B Membership Units” that are designated as “Profits Interest Units”, “Class C Membership Units” and “Class D Membership Units” (each as defined in the Skydance LLC Agreement).

“Skydance Property” means any Property as to which Skydance or any Skydance Subsidiary owns or controls any right, title or interest.

“Skydance Registered IP” means any Patent, trademark, copyright, or domain name included in the Skydance IP that is registered or issued under the authority of any Governmental Body or internet domain name registrar, and any application for the registration of any of the foregoing.

“Skydance Sports Phantom Unit Plan” means a phantom unit plan adopted by Skydance Sports, as amended from time to time.

“Skydance Sports Phantom Units” means phantom units issued under the Skydance Sports Phantom Unit Plan.

“Specified NAI Entities” means NAI, NAIEH and SPV-NAIEH.

“Specified Stockholders” means, collectively, (a) NAI, NAIEH and SPV-NAIEH and any permitted Subsidiary transferee to which any of the foregoing transfers its Paramount Shares and (b) other than for purposes of Section 2.1(b)(i)-(iii), Shari Redstone and her personal revocable trusts that hold Paramount Shares.

“Specified Upstream Blocker Holder Provisions” means Sections 1.1(a), 1.1(c), 1.1(d), 1.2, 2.1(c), 2.1(d), 2.1(f), 2.1(g), 2.3, 7.1, 7.2, 7.5, 7.6, 7.10, 7.13, 7.16, 7.17, 8.1, 8.2, 8.3 and 9.2, 9.3(c), 9.3(d) and Articles III, IV, V and X.

“SPV-NAIEH” means SPV-NAIEH LLC, a Delaware limited liability company.

“Station” or “Stations” means all transmitting television broadcast stations (including stations operated as “satellites” pursuant to Section 73.3555 Note 5 of the FCC Rules, but for the avoidance of doubt, not including programming channels carried via such stations), low power television stations (including Class A stations) and TV translator stations owned by Paramount, any of its Subsidiaries, or a Sharing Company.

“Subsidiary” means, with respect to a Person, any other Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, in each case, is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written Acquisition Proposal that is on terms that the Paramount Board (acting upon the recommendation of the Paramount Special Committee) or the Paramount Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisors) and after taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal (including the risks, conditions and timing of the consummation of such proposal) and this Agreement, (a) is reasonably capable of being consummated in accordance with its terms (taking into account whether the Specified Stockholders would reasonably be expected to approve such Acquisition Proposal), and (b) if consummated would result in a transaction more favorable to Paramount’s stockholders (solely in their capacities as such) from a financial point of view, than the Mergers and the Transactions (taking into account any proposed amendment or modification proposed by the Skydance Parties pursuant to Section 6.6(b)). For purposes of the reference to “Acquisition Proposal” in this definition, all references to “20%” shall be deemed to be references to “50%”.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation,” or other similar state anti-takeover Laws and regulations.

“Tax” or “Taxes” means any tax of any kind whatsoever (including any income tax, franchise tax, license tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment or unemployment tax, severance tax, excise tax, ad valorem tax, transfer tax, alternative minimum tax, documentation or stamp tax, sales tax, use tax, property tax, business tax, digital tax, withholding tax, or payroll tax), including any interest, penalty, or addition thereto, whether disputed or not, in each case, imposed, assessed, or collected by or under the authority of any Governmental Body.

“Tax Opinion” means an opinion from Paramount Tax Counsel, rendered on the basis of facts, representations and assumptions set forth in such opinion and the Tax Representation Letters, to the effect that the Mergers, the PIPE Transaction and the Blocker Contribution and Exchange, taken together, should qualify as an exchange described in Section 351 of the Code.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate, claim for refund or other document or information, including any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection, or payment of any Tax.

“Taxing Authority” means any Governmental Body exercising Tax regulatory authority or otherwise imposing or administering any Tax.

“Trade Laws” means, (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Law.

“Transaction Documents” means this Agreement, the Subscription Agreements, the Voting Agreement, the NAI Stock Purchase Agreement, the Equity Commitment Letters, the Limited Guarantees, the Confidentiality Agreement and the Clean Team Agreement.

“Transaction Expenses” means (a) all reasonable and documented out-of-pocket fees and expenses incurred in connection with this Agreement and the Transactions by Skydance, Paramount, New Paramount and their respective Subsidiaries (including, for certainty, all fees and expenses payable to brokers, financial advisors and investment banks in connection with the Transactions), as applicable, and (b) all reasonable and documented out-of-pocket fees and expenses incurred in connection with the PIPE Transaction by Paramount, New Paramount, their respective Subsidiaries and the Equity Investors (in the case of the Equity Investors, up to a maximum of $5,000,000) but, in each case, for the avoidance of doubt, (i) without duplication of any such fees and expenses paid or reimbursed pursuant to the NAI Stock Purchase Agreement, (ii) other than as set forth in this definition, excluding any fees and expenses incurred by any Person other than Skydance, Paramount, New Paramount and their respective Subsidiaries, as applicable, and (iii) excluding the fees and expenses of legal counsel incurred by the applicable Equity Investors in connection with the NAI Transaction.

“Transactions” mean, collectively, the Mergers, the Blocker Contribution and Exchange, the PIPE Transaction and the other transactions contemplated by this Agreement (other than the NAI Transaction).

“Trustee” means any trustee of either Paramount U.K. DB Plan from time to time.

“Uncured Breach” will be deemed to exist with respect to a representation or warranty set forth in Section 5.1, Section 5.2, Section 5.3, Section 5.5, Section 5.6(g) or Section 5.8 or any covenant of the Blocker Holders set forth in this Agreement only if (i) such representation or warranty or covenant, as applicable, has been materially breached as of a particular date and (ii) Skydance and the Blocker Holders have had at least fifteen (15) Business Days to cure such breach (or, if the Closing is required to occur within such fifteen (15) Business Day period, then Skydance and the Blocker Holders will be deemed to have until the End Date) and failed to do so in all material respects.

“Upstream Blockers” means those entities set forth on Exhibit B of the Skydance Disclosure Letter.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state or local law.

“Willful Breach” means any material breach of any covenant or agreement set forth in this Agreement prior to the date of its termination that is a consequence of any act, or failure to act, undertaken by the breaching Party with the knowledge that the taking of such act, or failure to act, would result in such breach.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

Acquisition Agreement	Section 6.4(b)
Adverse Recommendation Change	Section 6.6(a)
Aggregate Cash Consideration	Section 2.3(a)
Allocation Statement	Section 2.1(d)
Blocker	Recitals
Blocker Contribution and Exchange	Recitals
Blocker Holder	Recitals
Blocker Securities	Recitals
Book-Entry Shares	Section 2.1(b)(viii)
Burdensome Effect	Section 7.2(b)
California Law	Section 4.1(a)
Cancelled Shares	Section 2.1(b)(vii)
Certificate	Section 2.1(b)(viii)
Certificates of Merger	Section 1.3(c)
Chosen Courts	Section 10.5(b)
Class A Cash Election	Section 2.1(b)(ii)
Class A Non-Election Share	Section 2.1(b)(iii)
Class A Stock Consideration	Section 2.1(b)(iii)
Class A Stock Election	Section 2.1(b)(iii)
Class B Cash Election	Section 2.1(b)(v)
Class B Cash Election Number	Section 2.2(b)(i)
Class B Cash Election Share	Section 2.1(b)(v)
Class B Non-Election Share	Section 2.1(b)(vi)
Class B Stock Consideration	Section 2.1(b)(vi)
Class B Stock Election	Section 2.1(b)(vi)
Clean Team Agreement	Section 6.1(b)
CLLCA	Recitals
Closing	Section 1.2
Closing Date	Section 1.2
COC Amendments	Section 7.11(a)
Confidentiality Agreement	Section 6.1(b)
Continuing Employee	Section 7.3(b)
D&O Indemnified Persons	Section 7.4(a)
Debt Financing	Section 7.11(b)(ii)
Debt Financing Documents	Section 7.11(b)(ii)
Delaware Law	Section 3.1(a)
DGCL	Recitals
Dollars	Section 10.13(h)
DPA	Section 7.18
DTC	Section 2.3(b)(ii)
Electing Holder	Section 2.2(c)
Election	Section 2.2(c)(i)
Election Deadline	Section 2.2(c)(iv)

Election Period	Section 2.2(c)(iii)
End Date	Section 9.1(c)
Equity Investors	Recitals
Exchange Agent	Section 2.3(a)
Exchange Fund	Section 2.3(a)
Foreign Direct Investment Laws	Section 7.2(b)
Form of Election	Section 2.2(c)(ii)
Fractional Share Cash Amount	Section 2.1(g)
GAAP	Section 3.7(b)
Go-Shop Period	Section 6.4(a)
Information Statement	Section 7.1(a)
Intended Tax Treatment	Recitals
Legal Restraint	Section 8.1(b)
Material Communications Licenses	Section 3.17(b)
Maximum Class B Cash Share Number	Section 2.2(a)
Merger Subs	Preamble
Mergers	Recitals
NAI Stock Purchase Agreement	Recitals
NAI Transaction	Recitals
New Paramount	Preamble
New Paramount Board	Recitals
New Paramount Class A Common Stock	Section 2.1(a)(i)
New Paramount Class A Share	Section 2.1(a)(i)
New Paramount Class B Common Stock	Section 2.1(a)(ii)
New Paramount Class B Share	Section 2.1(a)(ii)
New Paramount Merger	Recitals
New Paramount Merger Cancelled Shares	Section 2.1(b)(vii)
New Paramount Merger Certificate of Merger	Section 1.3(b)
New Paramount Merger Consideration	Section 2.1(b)(vi)
New Paramount Merger Effective Time	Section 1.3(b)
New Paramount Notional Units	Section 2.4(a)(iv)
New Paramount Option	Section 2.4(a)(i)
New Paramount PSU Award	Section 2.4(a)(iii)
New Paramount RSU Award	Section 2.4(a)(ii)
New Paramount Shares	Section 2.1(a)(ii)
Non-Election Shares	Section 2.1(b)(vi)
Non-Participating Blocker Holder	Section 7.16
Non-Recourse Parties	Section 10.14
No-Shop Period Start Date	Section 6.4(a)
NoT	Section 3.11(a)(viii)
Paramount	Preamble
Paramount Balance Sheet	Section 3.9
Paramount Board	Recitals
Paramount Board Recommendation	Recitals
Paramount Class A Merger Consideration	Section 2.1(b)(iii)
Paramount Class A Share	Section 2.1(a)(i)

Paramount Class B Merger Consideration	Section 2.1(b)(vi)
Paramount Class B Share	Section 2.1(a)(ii)
Paramount D&O Indemnified Persons	Section 7.4(a)
Paramount D&O Indemnifying Parties	Section 7.4(b)
Paramount Data Partner	Section 3.12(a)
Paramount Leased Real Property	Section 3.10(b)
Paramount Material Contracts	Section 3.13(a)
Paramount Material Joint Venture	Section 3.1(e)
Paramount Merger Sub	Preamble
Paramount Merger Sub Board	Recitals
Paramount Merger Sub II	Preamble
Paramount Merger Sub II Board	Recitals
Paramount Multiemployer Plan	Section 3.19(e)
Paramount Owned Real Property	Section 3.10(a)
Paramount Pension Plan	Section 3.19(e)
Paramount Privacy Policies	Section 3.12(a)
Paramount Related Party Transaction	Section 3.25
Paramount SEC Documents	Section 3.7(a)
Paramount Shares	Section 2.1(a)(ii)
Paramount Special Committee	Recitals
Paramount Special Committee Financial Advisor	Section 3.23
Paramount Special Committee Financial Advisor Engagement Letter	Section 3.23
Paramount Special Committee Recommendation	Recitals
Paramount Stockholder Vote	Section 3.5
Paramount Subsidiaries	Section 3.1(c)
Paramount Written Consent	Section 3.5
Pass-Through Tax Matter	Section 7.10(c) , Section 7.10(d)
Pass-Through Tax Return	Section 7.10(b)
PBGC	Section 3.19(f)
PIPE Transaction	Recitals
Post-Closing Employee Plans	Section 7.3(c)
Pre-Closing Paramount Merger	Recitals
Pre-Closing Paramount Merger Cancelled Shares	Section 2.1(a)(iii)
Pre-Closing Paramount Merger Certificate of Merger	Section 1.3(a)
Pre-Closing Paramount Merger Effective Time	Section 1.3(a)
Pre-Closing Period	Section 6.1(a)
Reference Date	Section 3.2(a)
Registration Statement	Section 7.1(a)
Regulatory Approvals	Section 7.2(b)
Regulatory Hurdle	Section 7.2(f)
Remedy	Section 7.2(b)
Requisite Regulatory Approvals	Section 8.1(c)
Restructuring	Section 7.17(a)
Security Incident	Section 3.12(b)
Securityholder Litigation	Section 7.5
Skydance	Preamble

Skydance Advisor Engagement Letters	Section 4.24
Skydance Balance Sheet	Section 4.6(a)
Skydance Board	Recitals
Skydance Certificate of Merger	Section 1.3(c)
Skydance D&O Indemnified Persons	Section 7.4(a)
Skydance D&O Indemnifying Parties	Section 7.4(b)
Skydance Data Partner	Section 4.11(a)
Skydance Debt Payoff Amount	Section 6.7(b)
Skydance Financial Advisors	Section 4.24
Skydance Financial Statements	Section 4.6(a)
Skydance Leased Real Property	Section 4.9(b)
Skydance Material Contracts	Section 4.12(a)
Skydance Material Joint Venture	Section 4.1(e)
Skydance Member	Recitals
Skydance Member Approval	Section 4.5
Skydance Merger	Recitals
Skydance Merger Effective Time	Section 1.3(c)
Skydance Merger Sub	Preamble
Skydance Owned Real Property	Section 4.9(a)
Skydance Phantom Unit Consideration	Section 7.14
Skydance Related Party Transaction	Section 4.25
Skydance Subsidiaries	Section 4.1(c)
Skydance Written Consent	Section 4.5
Specified Stockholder Class A Merger Consideration	Section 2.1(b)(i)
Specified Stockholder Class B Merger Consideration	Section 2.1(b)(iv)
Subscription Agreements	Recitals
Superior Proposal Termination	Section 6.6(b)
Surviving Entities	Recitals
Surviving New Paramount Entity	Recitals
Surviving New Paramount Entity Board	Section 1.6(c)
Surviving New Paramount Entity Bylaws	Section 1.5(b)
Surviving New Paramount Entity Organizational Documents	Section 1.5(b)
Surviving Paramount Entity	Recitals
Surviving Paramount Entity Charter	Section 1.5(b)
Surviving Skydance Entity	Recitals
Termination Fee	Section 9.3(a)(i)
Transaction Financing	Section 7.11(a)
Upstream Blocker Holders	Preamble
Upstream Blocker Securities	Recitals
Voting Agreement	Recitals

Exhibit 2.2

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on July 7, 2024, by and among Paramount Global, a Delaware corporation (the “Company”), New Pluto Global, Inc., a newly formed Delaware corporation that is a wholly owned subsidiary of the Company (“Newco”), and the undersigned subscriber, referred to herein as the “Subscriber”.

WHEREAS, the Company and Newco have entered into a Transaction Agreement with Skydance Media, LLC, a California limited liability company (“Skydance”), the Upstream Blocker Holders (as defined therein), Pluto Merger Sub, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Newco (“Paramount Merger Sub”), Pluto Merger Sub II, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Newco (“Paramount Merger Sub II”), and Sparrow Merger Sub, LLC, a California limited liability company and a wholly owned, direct subsidiary of Newco (“Skydance Merger Sub”), dated as of July 7, 2024, providing for, among other transactions, a business combination of the Company and Skydance (as amended from time to time in accordance with its terms, the “Transaction Agreement”);

WHEREAS, pursuant to the Transaction Agreement, on the terms and subject to the conditions set forth therein, (A) on the day immediately prior to the Closing Date, in accordance with the General Corporation Law of the State of Delaware, Paramount Merger Sub shall merge with and into the Company, with the Company surviving the merger and becoming a wholly owned, direct subsidiary of Newco (the “Pre-Closing Paramount Merger”), and (B) on the Closing Date, (i) in accordance with the General Corporation Law of the State of Delaware, Paramount Merger Sub II shall merge with and into Newco, with Newco surviving the merger (the “New Paramount Merger”), (ii) following the New Paramount Merger, each Upstream Blocker Holder shall transfer all of the Upstream Blocker Securities (as defined in the Transaction Agreement) held by such Upstream Blocker Holder to Newco, and Newco shall acquire all of the Upstream Blocker Securities held by such Upstream Blocker Holder in exchange for Newco Class B Common Stock (as defined below) (the “Blocker Contribution and Exchange”) and (iii) following the Blocker Contribution and Exchange, in accordance with the California Revised Uniform Limited Liability Company Act, Skydance Merger Sub shall merge with and into Skydance, with Skydance surviving the merger and becoming, directly or indirectly, a wholly owned subsidiary of Newco (the “Skydance Merger” and, together with the New Paramount Merger, the “Closing Date Mergers” and the Closing Date Mergers, together with the Pre-Closing Paramount Merger, the “Mergers” and the Mergers, together with the other transactions contemplated by the Transaction Agreement, collectively, the “Transactions”);

WHEREAS, in connection with and immediately prior to the New Paramount Merger, Subscriber desires to subscribe for and purchase from Newco, and Newco desires to issue and sell to Subscriber in consideration of the payment of the Purchase Price (as defined below) by or on behalf of Subscriber to Newco, (A) the number of newly issued shares of Newco’s Class B common stock, par value $0.001 per share (the “Newco Class B Common Stock”), set forth on the signature page hereto, as may be adjusted in accordance with Section 1 (the “Subscribed Shares”), for a purchase price of $15.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares, being referred to herein as the “Purchase Price”), and (B) the number of warrants set forth on the signature page hereto comprising the right to subscribe for one share of Newco Class B Common Stock at an exercise price of $30.50 per share and with an expiration date that is five (5) years from the date of issuance of such Warrant (the “Subscribed Warrants” and the Subscribed Warrants together with the Subscribed Shares, the “Subscribed Securities”), in accordance with, and having the terms and conditions set out in, a warrant agreement substantially in the form attached hereto as Exhibit A (the “Warrant Agreement” and the warrants granted pursuant to the Warrant Agreement, the “Warrants”);

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company and Newco are entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other

Subscribers” and together with Subscriber, the “Subscribers”), which are on substantially the same terms as the terms of this Subscription Agreement, pursuant to which such Subscribers have agreed to purchase, on the closing date of, and immediately prior to the New Paramount Merger, inclusive of the Subscribed Shares, (A) an aggregate amount of up to 400,000,000 shares of Newco Class B Common Stock, at the Per Share Price, as may be adjusted in accordance with Section 1 of each Other Subscription Agreement (such amount, the “Total Subscribed Shares”), and (B) an aggregate amount of up to 200,000,000 Warrants;

WHEREAS, concurrently with the execution and delivery of this Subscription Agreement, and as a condition and inducement to the Company’s willingness to enter into this Subscription Agreement, (a) Subscriber has delivered to the Company a limited guarantee (the “Limited Guarantee”) from [•], a [•] (the “Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of Subscriber in connection with this Subscription Agreement and (b) [•], a [•] (the “Other Guarantor”), has delivered to the Company a limited guarantee on substantially the same terms as the Limited Guarantee (the “Other Limited Guarantee”); and

WHEREAS, in connection with the Transactions, (a) Guarantor has entered into that certain equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), to provide to Subscriber, subject to the terms and conditions therein, cash to fund the full amount of the Purchase Price (the “Equity Financing”) and (b) the Other Guarantor has delivered to the Other Subscribers an equity commitment letter on substantially the same terms as the Equity Commitment Letter (the “Other Equity Commitment Letter”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. This Subscription Agreement provides for a subscription discount of 1.875 percent (the “Subscription Discount”) of the Subscriber’s Pro Rata Share of the Balance Sheet Amount (each as defined below). Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to purchase, and Newco hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price less the Subscription Discount (the “Closing Payment”), the Subscribed Securities (the “Subscription”). Notwithstanding anything to the contrary herein, the number of Subscribed Shares will be reduced by a number of shares of Newco Class B Common Stock equal to Subscriber’s Pro Rata Share of the Excess Shares, rounded down to the nearest whole share. “Pro Rata Share” means the quotient (expressed as a percentage) of (a) the number of Subscribed Shares divided by (b) the number of Total Subscribed Shares, in each case, prior to taking into account any reduction pursuant to this Section 1 or Section 1 of the Other Subscription Agreements. “Excess Shares” means a number of shares of Newco Class B Common Stock equal to the amount by which (A) the quotient of (i) the sum of (x) the product of (1) the number of shares of Company Class A Common Stock (as defined below) as to which a Class A Stock Election has been properly made and not revoked or deemed revoked pursuant to the Transaction Agreement multiplied by (2) the Class A Cash Consideration (this clause (x) the “Class A Excess Cash”) plus (y) the product of (1) the amount, if any, by which the Maximum Class B Cash Share Number exceeds the Class B Cash Election Number (as defined in the Transaction Agreement) multiplied by (2) the Class B Cash Consideration (this clause (y), the “Class B Excess Cash”), in each case, as such terms are defined in the Transaction Agreement, divided by (ii) the Per Share Price, exceeds (B) 100,000,000. The “Balance Sheet Amount” means the lesser of (A) $3,000,000,000 and (B) $1,500,000,000 plus the sum of (i) the Class A Excess Cash and (ii) the Class B Excess Cash.

2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the New Paramount Merger and the Skydance Merger and shall occur on the Closing Date.

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(b) At least five (5) Business Days (as defined below) before the anticipated date of the Closing (the “Closing Date”), Newco shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Closing Payment to Newco. No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver to Newco such information as is reasonably requested in the Closing Notice in order for Newco to issue the Subscribed Securities to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Securities are to be issued. On the Closing Date, upon satisfaction (or waiver, to the extent permitted by applicable law) of the conditions set forth in this Section 2, Subscriber shall deliver the Closing Payment for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by Newco in the Closing Notice, and Newco shall deliver to Subscriber at the Closing, the Subscribed Securities in book entry form, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws or those created by Subscriber), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and evidence from Newco’s transfer agent of the issuance to Subscriber of the Subscribed Securities on and as of the Closing Date. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in the State of New York and in the State of California are authorized or required by applicable law to be closed.

(c) The Closing shall be subject to the satisfaction (or waiver, to the extent permitted by applicable law, by the Company, on the one hand, and by Subscriber, on the other hand), on or prior to the Closing Date, of the following conditions:

(i) all conditions precedent to the closing of the Transactions as set forth in Sections 8.1, 8.2 and 8.3 of the Transaction Agreement shall have been satisfied (or waived to the extent permitted by applicable law);

(ii) the substantially concurrent consummation of the Closing Date Mergers and Blocker Contribution and Exchange in accordance with the terms of the Transaction Agreement;

(iii) the prior or substantially concurrent funding of the purchase price by each of the Other Subscribers pursuant to the Other Subscription Agreements;

(iv) the execution and delivery by the parties thereto of the Registration Rights Agreement, the term sheet for which is attached as Exhibit D to the Transaction Agreement; and

(v) (a) no injunction or similar order by any Governmental Body (as defined in the Transaction Agreement) having jurisdiction over any party hereto or any of its subsidiaries (whether temporary, preliminary or permanent) shall have been issued that prohibits the consummation of the Subscription or that would impose a Burdensome Effect (as defined in the Transaction Agreement) and shall continue to be in effect, and (b) no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Body (as defined in the Transaction Agreement) having jurisdiction over any party hereto or any of its subsidiaries that has the effect of making the Subscription illegal or otherwise prohibiting consummation of the Subscription or imposing any Burdensome Effect.

(d) The obligation of Newco to consummate the Closing shall be subject to the satisfaction (or waiver, to the extent permitted by applicable law, by Newco), at the Closing, of the following additional conditions:

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(i) the representations and warranties of Subscriber set forth in (a) Section 4(a), Section 4(b), Section 4(d), Section 4(f), Section 4(g), Section 4(i), Sections 4(k) through 4(r), Section 4(t) and Section 4(u) shall be true and correct in all material respects, both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (b) Section 4(w) shall be true and correct, both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (c) the other representations and warranties of Subscriber set forth in Section 4 (disregarding all materiality and Subscriber Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (c) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Subscriber Material Adverse Effect; and

(ii) Subscriber shall have performed in all material respects all obligations required to be performed by it under this Subscription Agreement at or prior to the Closing.

(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction (or waiver, to the extent permitted by applicable law, by Subscriber), at the Closing, of the following additional conditions:

(i) The representations and warranties of the Company and Newco set forth in (a) the first four sentences of Section 3(h) shall be true and correct (except for de minimis inaccuracies), both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (b) Section 3(r) shall be true and correct in all respects, both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (c) the first sentence of Section 3(a), Section 3(b), Section 3(c), Section 3(h) (other than the first four sentences of Section 3(h)), Section 3(i) and Section 3(o) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (d) the other representations and warranties of the Company and Newco set forth in Section 3 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (d) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and

(ii) the Company and Newco shall have performed in all material respects all obligations required to be performed by each of the Company and Newco under this Subscription Agreement at or prior to the Closing.

(f) Prior to or at the Closing, Subscriber shall deliver to Newco all such other information as is reasonably requested in order for Newco to issue the Subscribed Securities to Subscriber, including a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8, as applicable.

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3. Company and Newco Representations and Warranties. The Company and Newco represent and warrant to Subscriber that (it being understood that each representation and warranty in this Section 3 is subject to (a) the exceptions and disclosures set forth in the Paramount Disclosure Letter (as defined in the Transaction Agreement) (subject to Section 10.12 of the Transaction Agreement) and (b) the disclosures set forth in the SEC Reports (as defined below) filed or furnished on or after January 1, 2022 and prior to the date of this Subscription Agreement, other than any cautionary or forward-looking information in the “Risk Factors” or “Forward-Looking Statements” sections of such SEC Reports):

(a) Each of the Company and Newco is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all necessary power and authority to (i) conduct its business in the manner in which its business is currently being conducted, (ii) own and use its assets in the manner in which its assets are currently owned and used and (iii) perform its obligations under all Contracts (as defined in the Transaction Agreement) by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and Newco is qualified or licensed to do business as a foreign entity, and is in good standing (to the extent a concept of “good standing” is recognized), in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed, or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means any effect, event, change, occurrence, development, condition or circumstance (each, an “Effect” and, collectively, “Effects”) that, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Company and its subsidiaries, taken as a whole; provided, that no Effect to the extent arising out of or resulting from any of the following shall be deemed either alone or in combination to constitute a Company Material Adverse Effect, and none of the following shall be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect: (a) any change in the market price or trading volume of the Company’s securities or any change in the credit ratings or the ratings outlook for the Company or any of its subsidiaries (it being agreed, however, that (i) the underlying facts or occurrences giving rise to or contributing to any such changes in market price, trading volume, credit ratings or ratings outlook and (ii) the financial impact of any such change in credit ratings or ratings outlook, in each case, may be taken into account in determining whether there has been or will be a Company Material Adverse Effect); (b) the execution of this Subscription Agreement or the Transaction Agreement or the terms of this Subscription Agreement or the Transaction Agreement (including the identity of Subscriber, Skydance or any Skydance Member or any affiliate of the foregoing), including the impact of the foregoing on the relationships with officers, employees, guilds, labor unions, works councils, customers, franchisees, suppliers, distributors, partners, lenders and other financing sources, Governmental Bodies, or others having business relationships with the Company (other than for purposes of any representation or warranty in Sections 3(d) and (e) or condition to Closing related thereto but subject to disclosures in Section 3.4 of the Paramount Disclosure Letter); (c) general changes or developments in the industries in which the Company or any of its subsidiaries operates (including labor disruptions) or in the economy generally or other general market conditions; (d) any change in financial, credit, securities or capital market conditions, whether globally, in the United States or in any other country or region in the world, including interest rates, foreign exchange or exchange rates, fluctuations in the value of any currency and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any security exchange or over-the-counter market; (e) any domestic, foreign or global political or social condition (including any actual or potential sequester, stoppage, shutdown, default, sanction or similar event or occurrence by or involving any Governmental Body affecting a national or federal government as a whole), any act of terrorism, war (whether or not

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declared), civil unrest, civil disobedience, riots, protests, public demonstrations, strikes, insurrection, national or international calamity, sabotage or terrorism (including cyberattacks, cyber intrusions, cyberterrorism or other cybersecurity breaches), pandemic or epidemic (including SARS-CoV-2 or COVID-19 and any evolution or variant thereof or any related or associated epidemic, pandemic, or disease outbreak (“COVID-19”) and compliance by the Company or any of its subsidiaries with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses, or recommendations of, or promulgated by, any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19), or other outbreaks of diseases or quarantine restrictions, or any other similar event, any volcano, tsunami, earthquake, hurricane, tornado, other natural or man-made disaster, weather-related event, or act of God or other national or international calamity, or any other force majeure event (and, in each case, including any escalation or worsening thereof and any action taken by any Governmental Body in response to any of the foregoing); (f) the failure of the Company to meet any internal, published, or analyst’s projection, expectation, forecast, performance, estimate or prediction in respect of revenues, earnings, or other financial or operating metrics for any period (it being agreed, however, that the underlying facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a Company Material Adverse Effect); (g) any change after the date hereof in, or any compliance with or action taken for the purpose of complying with, any change in Law or U.S. generally accepted accounting principles after the date hereof, including the adoption, implementation, promulgation, repeal, modification, interpretation, reinterpretation, or proposal of any federal, state, local, municipal, foreign, multinational, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation, or other legal requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of The Nasdaq Stock Market LLC (“Nasdaq”), or any judgment, order, ruling, decision, writ, injunction, decree, ruling, verdict or arbitration award of, or any conciliation or other agreement with, any Governmental Body (collectively, “Law”) or new requirement under U.S. generally accepted accounting principles after the date hereof; (h) any action taken or omitted by the Company or any of its subsidiaries in accordance with the written request or direction of Skydance, or the taking or omission by the Company or any subsidiary of any action or omission in accordance with the Transaction Agreement or this Subscription Agreement that the Company or any subsidiary is specifically required to take or omit from taking; or (i) any Legal Proceeding (as defined in the Transaction Agreement) commenced after the date hereof by a securityholder of the Company (on its own behalf or on behalf of the Company) arising out of this Agreement, the Transaction Agreement or the Transactions; provided, however, that the exceptions set forth in subclauses (c), (d), (e) and (g), shall only apply to the extent that such Effect does not have a materially disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, compared to other companies that operate in the industry in which Company and its subsidiaries operate (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Company Material Adverse Effect).

(b) The Subscribed Securities and the Newco Class B Common Stock underlying the Subscribed Warrants, have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement or the Warrant Agreement, as applicable, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive or similar rights created under Newco’s organizational documents or the laws of its jurisdiction of incorporation.

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(c) This Subscription Agreement (including the transactions contemplated herein) has been duly authorized and validly executed and delivered by each of the Company and Newco, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company and Newco, respectively, enforceable against each of the Company and Newco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally or by the availability of specific performance, injunctive relief and other equitable remedies, whether considered at law or equity.

(d) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Securities and the performance by the Company and Newco of its obligations under this Subscription Agreement (including compliance by the Company and Newco with all of the provisions of this Subscription Agreement) and the consummation of the transactions contemplated herein do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or Newco pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or Newco is a party or by which the Company or Newco is bound or to which any of the property or assets of the Company or Newco is subject; (ii) the organizational documents of the Company or Newco; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company, Newco or any of their respective properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4, neither the Company nor Newco is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Securities and the shares of Newco Class B Common Stock underlying the Subscribed Warrants), other than (i) filings required by applicable state securities laws, (ii) the filing of any registration statement registering the Subscribed Shares and the shares of Newco Class B Common Stock underlying the Subscribed Warrants for resale, (iii) other required filings with the Securities and Exchange Commission (the “Commission”) and other regulatory authorities relating to the Transaction, (iv) those required by Nasdaq, including with respect to the filing of a Nasdaq Listing of Additional Shares notification form, (v) the Requisite Regulatory Approvals (as defined in the Transaction Agreement) as provided under the Transaction Agreement and (vi) those the failure of which to obtain or make would not reasonably be expected to have a Company Material Adverse Effect.

(f) Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company or Newco, threatened in writing against the Company or Newco or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company or Newco.

(g) Since January 1, 2021, all reports, statements, schedules, prospectuses, proxy statements, registration statements and other documents, as of their respective dates, required to be filed by the Company with the Commission prior to the date of this Subscription Agreement (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act of

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1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has timely filed each SEC Report since January 1, 2021. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the Staff of the Commission with respect to any of the SEC Reports.

(h) The authorized capital stock of the Company consists of 5,000,000,000 shares of Class B common stock, par value $0.001 per share (the “Company Class B Common Stock”), of which 625,998,351 shares of Company Class B Common Stock are issued and outstanding as of the close of business on July 2, 2024 (the “Reference Date”), 55,000,000 shares of Class A common stock, par value $0.001 per share (“Company Class A Common Stock” and, together with the Company Class B Common Stock, the “Company Common Stock”), of which 40,702,775 shares of Company Class A Common Stock are issued and outstanding as of the close of business on the Reference Date, and 25,000,000 preferred shares, par value $0.001 per share (“Company Preferred Shares”), none of which have been issued or are outstanding as of the close of business on the Reference Date. As of the close of business on the Reference Date, 21,697 shares of Company Class A Common Stock and 455,433,523.551 shares of Company Class B Common Stock were held in treasury. Since immediately prior to the close of business on July 2, 2024, through the date hereof, no shares of Company Class A Common Stock or Company Class B Common Stock have been issued except to the extent any such shares have been issued pursuant to (i) the vesting of any awards or (ii) exercises of stock options, in each case referred to in this Section 3(h). All of the outstanding Company Common Stock has been duly authorized and validly issued and are fully paid and nonassessable and were created in accordance with applicable Law, the Company’s certificate of incorporation and bylaws and any agreement to which it is a party. The Company Common Stock has been issued in compliance in all material respects with all applicable federal securities laws and all applicable foreign and state securities or “blue sky” laws. As of the Reference Date, except as set forth in any of the organizational documents of the Company or in the SEC Reports: (i) no outstanding Company Common Stock is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance, or any similar right; (ii) no outstanding Company Common Stock is subject to any right of first refusal in favor of the Company; (iii) no outstanding bond, debenture, note, or other Indebtedness (as defined in the Transaction Agreement) of the Company has a right to vote on any matter on which stockholders of the Company have a right to vote; and (iv) no Company Contract (as defined in the Transaction Agreement) restricts any person from purchasing, selling, pledging, or otherwise disposing of (or from granting any option or similar right with respect to), any Company Common Stock. As of the Reference Date, except as set forth in the organizational documents of the Company or in the SEC Reports, the Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem, or otherwise acquire any outstanding Company Common Stock. As of the close of business on the Reference Date, (i) 22,878,380.73 shares of Company Class B Common Stock are subject to issuance upon settlement of outstanding Company restricted stock unit awards; (ii) 5,706,245 shares of Company Class B Common Stock (assuming target level of performance) or 7,721,031 shares of Company Class B Common Stock (assuming maximum level of performance) are subject to issuance upon

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settlement of outstanding Company performance stock unit awards; (iii) 3,185,171 shares of Company Class B Common Stock are subject to issuance upon the exercise of outstanding Company stock options and (iv) 76,433 Paramount Notional Units (as defined in the Transaction Agreement) representing 76,433 shares of Company Class A Common Stock and 1,836,684.39 Paramount Notional Units representing an equivalent of 400,987.86 shares of Company Class B Common Stock under the Paramount DC Plans (each as defined in the Transaction Agreement). Other than as set forth above, there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, restricted stock award, stock appreciation, phantom stock, profit participation, or similar right, or compensatory equity or equity-linked award with respect to the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound. As of the close of business on the Reference Date, except as set forth above and pursuant to (A) the Other Subscription Agreements, and (B) the Transaction Agreement, there is no: (i) outstanding share of capital stock or other equity interest in the Company; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable) or agreement to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit, or any other right that is linked to, or the value of which is based on or derived from the value of any share of capital stock or other securities of the Company, in each case, issued by the Company or to which the Company is bound, except as set forth in the organizational documents of the Company; (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any share of the capital stock or other securities of the Company; or (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract (as defined in the Transaction Agreement) under which the Company is or may become obligated to sell or otherwise issue any share of its capital stock or any other security. As of the date hereof, the Company Common Stock constitute the only outstanding classes of securities of the Company registered under the Exchange Act.

(i) As of the date hereof, the authorized share capital of Newco consists of 1,000 shares of common stock, par value $0.001 per share, all of which are issued and outstanding as of the close of business on the Reference Date. All of the outstanding capital stock of Newco is, and prior to the effective time of the Paramount Merger will be, owned by the Company, free and clear of all encumbrances and has been duly authorized and validly issued and is fully paid and nonassessable. As of the date hereof, except as set forth above and pursuant to the Transaction Agreement and the Other Subscription Agreements, there is no (i) outstanding share of capital stock or other equity interest in Newco; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable), agreement to acquire any share of capital stock or other equity interest, restricted stock unit, stock-based performance unit, or any other right that is linked to, or the value of which is in any way based on or derived from the value of any share of capital stock or other securities of Newco, in each case, issued by Newco or to which Newco is bound; or (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any share of the capital stock or other securities of Newco. Newco has not conducted any business prior to the date of this Subscription Agreement and has no, and prior to the effective time of the Pre-Closing Paramount Merger will have no, assets, liabilities or obligations of any nature other than those necessary for its incorporation and pursuant to the Transactions.

(j) The issued and outstanding shares of Company Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbols “PARA” and “PARAA”, as applicable. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Commission with respect to any intention by such entity to deregister the shares of

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Company Common Stock or prohibit or terminate the listing of the shares of Company Common Stock on Nasdaq.

(k) Upon consummation of the Transactions, the issued and outstanding shares of Newco Class B Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on Nasdaq.

(l) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Securities by Newco to Subscriber in the manner contemplated by this Subscription Agreement.

(m) Neither the Company, Newco nor any person acting on their behalf has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Securities. The Subscribed Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(n) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or Newco, except for a Disqualification Event as to which Rule 506(d)(2)(ii – iv) or (d)(3) is applicable.

(o) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(p) Neither the Company nor Newco is, and immediately after receipt of payment for the Subscribed Shares by Newco, will be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(q) The Company and Newco are both in compliance with all applicable laws and, to the knowledge of the Company and Newco, have not received any written communication from a governmental entity that alleges that the Company or Newco is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(r) Since December 31, 2023, and through the date of this Subscription Agreement, there has not occurred any Company Material Adverse Effect.

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and Newco that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement (including the transactions contemplated herein) has been duly authorized and validly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company and Newco, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and by the availability of specific performance, injunctive relief and other equitable remedies, whether considered at law or equity.

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(c) Assuming the accuracy of the representations and warranties of the Company and Newco in this Subscription Agreement, the execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and performance by Subscriber of its obligations under this Subscription Agreement (including the compliance by Subscriber with all of the provisions of this Subscription Agreement) and the consummation of the transactions contemplated herein do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Securities.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Securities only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Securities as a fiduciary or agent for one or more investor accounts, each owner of such accounts is independently a “qualified institutional buyer” or an “accredited investor” (each as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company and Newco with the requested information on Annex A following the signature page hereto and such information provided is accurate and complete). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Securities.

(e) [Except for [•],] Subscriber is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Subscription Agreement.

(f) Subscriber understands that the Subscribed Shares and the Newco Class B Shares underlying the Subscribed Warrants are non-voting common stock of Newco. Accordingly, Subscriber may not have the ability to affect the outcome of corporate actions via its ownership of the Subscribed Shares or the Newco Class B Shares underlying the Subscribed Warrants.

(g) Subscriber understands that the Subscribed Securities are being offered by Newco in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Securities have not been registered under the Securities Act. Subscriber understands that the Subscribed Securities issued by Newco may not be offered, sold or otherwise transferred by Subscriber absent an effective registration statement under the Securities Act, except (i) to Newco or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including, without limitation, Rule 144 or a private resale

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pursuant to the so-called “Section 4(a)(1 1⁄2)”), or (iii) an ordinary course pledge such as a broker lien over account property generally and, in each of cases (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Securities and may be required to bear the financial risk of an investment in the Subscribed Securities for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Securities. Subscriber acknowledges and agrees that, at the time of issuance by Newco, the certificate or book entry position representing the Subscribed Securities will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES THAT THIS SECURITY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO NEW PLUTO GLOBAL, INC., IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.”

(h) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Securities directly from Newco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, Newco or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company and Newco expressly set forth in this Subscription Agreement.

(i) Subscriber’s acquisition and holding of the Subscribed Shares will not be constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), section 4975 of the Internal Code of 1986, as amended (the “Code”), or any applicable similar law.

(j) Subscriber is not (i) a person or entity named on any sanctions list maintained by (A) the U.S. Department of the Treasury’s Office of Foreign Assets Control, including the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identifications List, (B) the European Union, (C) the United Nations Security Council, (D) the government of the United Kingdom, including His Majesty’s Treasury, or (E) any individual European Union member state (clauses (A)-(E), collectively, “Sanctions Bodies”), (ii) 50% or more owned or controlled by, or acting on behalf of, a person, that is named on any sanctions list maintained by any Sanctions Bodies, (iii) operating, organized, resident in any jurisdiction subject to comprehensive territory-wide sanctions administered by any Sanctions Bodies, currently Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk Peoples Republic, the non-government controlled areas of the Zaporizhzhia and Kherson Regions of Ukraine, the Crimea region of Ukraine (each a “Sanctioned Country”), (iv) the government of a Sanctioned Country or the Government of Venezuela or (v) otherwise the target of sanctions administered by any Sanctions Bodies.

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(k) If Subscriber is acting on behalf of (i) an employee benefit plan that is subject to Title I of ERISA, (ii) a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code, (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws” and together with the ERISA Plans, the “Plans”), then Subscriber represents and warrants that none of the Company, Newco or any of their respective affiliates (the “Transaction Parties”) has provided investment advice or has otherwise acted as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with Subscriber’s investment in the Subscribed Shares.

(l) In making its decision to purchase the Subscribed Securities, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Securities, including with respect to the Company, Newco and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Securities.

(m) Subscriber became aware of this offering of the Subscribed Securities solely by means of direct contact between Subscriber, on the one hand, and the Company, Newco, or their respective representatives or affiliates, on the other hand, and the Subscribed Securities were offered to Subscriber solely by direct contact between Subscriber and the Company, Newco, or their respective representatives or affiliates. Subscriber did not become aware of this offering of the Subscribed Securities, nor were the Subscribed Securities offered to Subscriber, by any other means. Subscriber acknowledges that the Subscribed Shares (i) were not offered to it in any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act, and (ii) are not being offered to it in a manner involving a public offering under, or, to its knowledge, in a distribution in violation of, the Securities Act or any other applicable securities laws.

(n) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Securities and the shares of Newco Class B Common Stock underlying the Subscribed Warrants. Subscriber is a sophisticated investor, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Securities, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber acknowledges that none of the Company, Newco or any of their respective agents or affiliates have provided any tax advice or any other representation or guarantee, whether written or oral, regarding the tax consequences of the transactions contemplated by this Subscription Agreement.

(o) Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Securities and determined that the Subscribed Securities are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the

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economic risk of a total loss of Subscriber’s investment in Newco. Subscriber acknowledges specifically that a possibility of total loss exists.

(p) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Securities or made any findings or determination as to the fairness of this investment.

(q) Subscriber has delivered to the Company a true, complete and correct copy of the executed Equity Commitment Letter. The Equity Commitment Letter, in the form provided to the Company, is in full force and effect and has not been withdrawn, rescinded, or terminated, or otherwise amended or modified in any respect and is a legal, valid and binding obligation of Subscriber and the Fund (as defined in the Equity Commitment Letter), enforceable against such Subscriber in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally or by the availability of equitable remedies. The Equity Commitment Letter provides that the Company is an express third-party beneficiary thereof in connection with the Company’s exercise of its rights under Section 7(n), solely in accordance with the provisions of, and subject to the limitations in, the Equity Commitment Letter. The aggregate cash proceeds from the Equity Financing will be sufficient for satisfaction of Subscriber’s obligations under this Subscription Agreement in an amount sufficient to consummate the transactions contemplated by this Subscription Agreement, including the payment of the Closing Payment. The Equity Commitment Letter has not been modified, amended or altered, and the Equity Commitment Letter will not be amended, restated, supplemented, modified, altered or waived at any time through the Closing Date without the prior written consent of the Company, except as specified therein, and the commitment under the Equity Commitment Letter has not been withdrawn or rescinded in whole or in part.

(r) Subscriber has furnished the Company a true, complete and correct copy of its Limited Guarantee guaranteeing certain obligations of such Subscriber in connection with this Subscription Agreement. Such Limited Guarantee, in the form provided to the Company, is in full force and effect and has not been withdrawn, rescinded, or terminated, or otherwise amended or modified in any respect and is a legal, valid and binding obligation of Subscriber, enforceable in accordance with the terms thereof except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally or by the availability of equitable remedies.

(s) At the Closing, Subscriber will have sufficient immediately available funds to pay the Closing Payment pursuant to Section 2(b).

(t) Neither the due diligence investigation conducted by Subscriber in connection with making its decision to acquire the Subscribed Securities nor any representations and warranties made by Subscriber herein shall modify, amend or affect Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s and Newco’s representations and warranties contained herein.

(u) [Except for [•], n]o broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the purchase of the Subscribed Shares by Subscriber.

(v) At Closing, neither Subscriber nor any affiliate of Subscriber will have any current plan or binding arrangement in place (a) to sell, transfer or otherwise dispose of any shares of Newco Class A common stock, par value $0.001 per share (“Newco Class A Common Stock”) or Newco Class B Common Stock held by Subscriber or any affiliate of Subscriber at Closing or (b) to cause National Amusements, Inc. (or any of its subsidiaries) to sell, transfer or otherwise dispose

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of any Newco Class A Common Stock or Newco Class B Common Stock held by National Amusements, Inc. (or any of its subsidiaries) at Closing.

(w) Subscriber is not a foreign person, as defined in 31 C.F.R. § 800.224. The transaction contemplated by this Subscription Agreement will not result in foreign control (as defined in 31 C.F.R. § 800.208) of Newco and does not constitute a direct or indirect investment in Newco by any foreign person (as defined in 31 C.F.R. § 800.208) that affords such foreign person any of the access, rights or involvement described in 31 C.F.R. § 800.211(b).

5. Covenants.

(a) Subscriber shall use (and cause each of its affiliates to use) its reasonable best efforts to take any action necessary to cause the Transactions to qualify for the Intended Tax Treatment (as defined in the Transaction Agreement) (including by refraining from any action that such person knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment). The Subscriber shall use its reasonable best efforts to permit the Company to obtain any of the tax opinions described in the Transaction Agreement regarding the Intended Tax Treatment, including by providing reasonable factual support and customary representation letters of the Subscriber supporting the Intended Tax Treatment to the extent reasonably requested by a Party, a Blocker Holder, or the Skydance Nominee (each, as defined in the Transaction Agreement) or tax counsel for purposes of rendering any of the tax opinions described in the Transaction Agreement regarding the Intended Tax Treatment.

(b) Notwithstanding anything to the contrary contained in this Subscription Agreement, Newco shall have the right to: (a) exclude any Subscriber that is a “foreign person”, as such term is defined in Section 721 of the Defense Production Act of 1950 (the “DPA”), from access to any information, facilities or properties of Newco or any of its subsidiaries; and (b) prohibit any such Subscriber from acquiring (i) access to any “material nonpublic technical information” (as such term is defined in the DPA) in the possession of Newco or any of its subsidiaries; (ii) membership or observer rights on, or the right to nominate an individual to a position on, the board of directors or equivalent governing body of Newco or any of its subsidiaries; (iii) any involvement, other than through the voting of shares, in substantive decision making of Newco or any of its subsidiaries regarding (A) the use, development, acquisition, safekeeping or release of “sensitive personal data” (as such term is defined in the DPA) of U.S. citizens maintained or collected by Newco or any of its subsidiaries, (B) the use, development, acquisition or release of any “critical technology” (as such term is defined in the DPA) or (C) the management, operation, manufacture or supply of “covered investment critical infrastructure” (as such term is defined in the DPA) or (iv) “control” (as such term is defined in the DPA) of Newco or any of its subsidiaries. To the extent that any term in this Subscription Agreement would afford any of the foregoing to a foreign person, such term shall have no effect with respect to such person. Newco shall have the right to prohibit any such Subscriber from engaging in discussions and communications with personnel of Newco or any of its subsidiaries, if Newco determines in its sole discretion that such exclusion is necessary or appropriate to enforce the limitations set forth in the immediately preceding clauses (a) and (b).

(c) [Subscriber hereby agrees that it shall not, and shall cause its affiliates not to, without the prior written consent of the Company (acting on the recommendation of the Paramount Special Committee (as defined in the Transaction Agreement)), (i) amend, waive or modify any provision of the NAI Stock Purchase Agreement or any Ancillary Agreement (as defined in the NAI Stock Purchase Agreement) in any manner that would be reasonably expected to (A) materially delay, materially impede or prevent the consummation of the transactions contemplated thereunder (other than in connection with any concurrent amendment or modification of or to the

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terms and conditions of the Transaction Agreement in connection with Skydance’s exercise of its “match” rights under Section 6.6 of the Transaction Agreement that the Paramount Special Committee has determined would cause a Superior Proposal to no longer constitute a Superior Proposal), (B) increase the aggregate cash consideration payable by the Subscribers to the Sellers (as defined in the NAI Stock Purchase Agreement) under the NAI Stock Purchase Agreement (other than in connection with any concurrent amendment or modification of or to the terms and conditions of the Transaction Agreement in connection with Skydance’s exercise of its “match” rights under Section 6.6 of the Transaction Agreement that the Paramount Special Committee has determined would cause a Superior Proposal to no longer constitute a Superior Proposal) or (C) add to, substitute or otherwise alter the collateral package securing the Buyer Provided Financing if, as a result of any such addition, substitution or alteration, NAI (as defined in the Transaction Agreement) and its affiliates would hold less than a majority of the outstanding shares of Company Class A Common Stock free and clear of any security interest granted under the Buyer Provided Financing or otherwise in favor of Subscriber or any of its affiliates, (ii) fund the Buyer Provided Financing or take any Buyer Enforcement Action, in each case, prior to September 5, 2024, or (iii) terminate the NAI Stock Purchase Agreement pursuant to Section 9.1(a) thereof. In addition, Subscriber hereby agrees to, and shall cause its affiliates to, terminate the NAI Stock Purchase Agreement upon the valid termination of the Transaction Agreement in accordance with Section 9.1 of the Transaction Agreement.

(d) Subscriber shall, and shall cause its affiliates to, use their respective reasonable best efforts to ensure that Subscriber and such affiliates comply with the terms and conditions of the NAI Stock Purchase Agreement.]1

6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with the terms of Article IX of the Transaction Agreement and (b) upon the mutual written agreement of the Company, Newco and Subscriber to terminate this Subscription Agreement.

7. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent, if sent by electronic mail or facsimile (if provided), during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 7(a).

(b) Newco has reserved a sufficient number of shares to permit the exercise of the Warrants being sold hereunder.

[1]	NTD: For NAI consortium Subscribers.

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(c) Newco has agreed in the Transaction Agreement to provide Subscribers with certain registration rights with respect to the Subscribed Shares and the shares issuable upon exercise of the Subscribed Warrants as contemplated by the Registration Rights Term Sheet attached as Exhibit D to the Transaction Agreement. Newco will nonetheless use its commercially reasonable efforts to make available to Subscriber the benefits of Rule 144 or any similar rule or regulation of the Commission that may permit Subscriber to sell the Subscribed Shares or the shares issuable upon exercise of the Subscribed Warrants to the public without registration, for so long as Subscriber holds the Subscribed Shares or the shares issuable upon exercise of the Subscribed Warrants, including using commercially reasonable efforts to (I) make and keep current public information available, as those terms are understood and defined in Rule 144, (II) file all reports and other materials required to be filed by the Exchange Act so long as Newco remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144, and (III) furnish to Subscriber, promptly upon reasonable written request, (x) a written statement by Newco, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (y) such other information as may reasonably be requested to enable Subscriber to sell the Subscribed Shares or the shares issuable upon exercise of the Subscribed Warrants under Rule 144 without registration. If the Subscribed Shares or the shares issuable upon exercise of the Subscribed Warrants are, in the opinion of counsel to Newco, eligible for removal of the restrictive legend in Section 4(g), for sales pursuant to Rule 144, an effective registration statement or otherwise, then at Subscriber’s request, Newco shall request its transfer agent to remove any remaining restrictive legend set forth on such shares; provided that Newco and its transfer agent have timely received from Subscriber customary representation and other documentation reasonably acceptable to the Company, Newco and the transfer agent in connection therewith. The Company and Newco acknowledge and agree that, notwithstanding anything herein to the contrary, the Subscribed Securities may be pledged by Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Subscribed Securities hereunder, and Subscriber effecting a pledge of any Subscribed Securities shall be required to provide Company and Newco with notice thereof; provided, however, that any transfer of the Subscribed Securities in connection with any exercise of remedies in respect of such pledge shall be deemed a transfer, sale or assignment, as the case may be, of the Subscribed Securities thereunder. Newco hereby agrees to use commercially reasonable efforts to execute and deliver such documentation as a pledgee of the Subscribed Securities may reasonably request in connection with a pledge of the Subscribed Securities to such pledgee by Subscriber (including, if requested by Subscriber and subject to Subscriber and the pledgee providing representations and undertakings in customary form reasonably acceptable to Newco, such documentation as may be reasonably necessary to have the Subscribed Shares and the shares issued upon exercised of the Subscribed Warrants (as may be specified by Subscriber) issued with an unrestricted CUSIP and transferable through the facilities of The Depositary Trust and Clearing Corporation to facilitate such pledge).

(d) Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein; provided, however, that in the event that the Closing occurs, then Newco shall, pursuant to Section 10.10 of the Transaction Agreement, pay the Subscriber’s Pro Rata Share of the reasonable and documented out-of-pocket fees and expenses incurred by the Subscribers up to an aggregate amount of $5 million for all Subscribers.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder may be transferred or assigned, except as expressly permitted hereby. Neither this Subscription Agreement nor any rights that may accrue to the Company or Newco hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer this Subscription Agreement and its rights hereunder solely in connection with the consummation

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of the Transactions and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, each Subscriber may assign (i) this Subscription Agreement and its rights hereunder in whole or in part to (A) one or more of its Affiliates (including funds and investment vehicles managed by or under common management with a Subscriber or its Affiliates) or (B) one or more of the other Subscribers[, (ii) with respect to Subscriber, any and/or all rights hereunder to any other Person as a “Subscriber” hereunder,]2 or (iii) as collateral, any and/or all of its rights hereunder by way of security to any banks or other financial institutions providing financing to such Subscriber or its Affiliates; provided, that, no such assignment shall relieve such Subscriber of any of its obligations under this Subscription Agreement without the Company’s prior written consent; provided further that without the prior written consent of the Company, no such assignment, delegation or transfer of the Subscription commitment shall be to (A) an “alien” (within the meaning of 47 U.S.C. § 310(b)) who, following the consummation of the Transactions, would (i) own, directly or indirectly, five percent (5%) or more of the voting interests of Newco or its subsidiaries (in each case, as calculated pursuant to FCC Rules (as defined in the Transaction Agreement)) or (ii) own, directly or indirectly, with all other “aliens” (within the meaning of 47 U.S.C. § 310(b)), twenty five percent (25%) or more of the equity or voting interests of Newco or its subsidiaries (in each case, as calculated pursuant to FCC Rules), (B) any “alien” (within the meaning of 47 U.S.C. § 310(b)) who is a citizen, or an entity (or other Person) organized under the laws, of a “foreign adversary country” (within the meaning of 10 U.S.C. § 4872(d)(2)), or (C) any individual or entity (whether or not an alien) that would be deemed to hold an attributable interest (within the meaning of 47 C.F.R. §73.3555) in the Company following the transactions contemplated by the Transaction Agreement, if the proposed holding of an attributable interest in the Company by such individual or entity would reasonably be expected to result in a Regulatory Hurdle (as defined in the Transaction Agreement) (each person within the meaning of (A), (B) or (C), a “Prohibited Person”). Subject to the preceding sentence, this Subscription Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors or permitted assigns.

(f) None of the representations and warranties or covenants in this Subscription Agreement, or any certificate or schedule or other document delivered pursuant to this Subscription Agreement, shall survive the Closing, except those covenants that by their terms survive or contemplate performance after the Closing (which shall survive until fully performed).

(g) Subscriber acknowledges that the Company and Newco may file a copy of this Subscription Agreement with the Commission as an exhibit to a periodic report or a registration statement of the Company or Newco, as applicable. Subscriber will promptly provide any information reasonably requested by the Company or Newco that is required for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission); provided that such information shall be kept confidential, except as required by the applicable securities laws or pursuant to proceedings of regulatory authorities.

(h) This Subscription Agreement may not be amended or modified except by an instrument in writing, signed by each of the parties hereto; provided, further, that any such amendment, modification or termination shall also require the written consent of Subscriber.

(i) This Subscription Agreement, together with the Transaction Agreement, the Equity Commitment Letter, the Limited Guarantee and the NAI Stock Purchase Agreement (as defined in the Transaction Agreement) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties hereto, with respect to the subject matter hereof. This Subscription Agreement shall not

[2]	NTD: Ellison only.

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confer any rights or remedies upon any person other than the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

(j) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(k) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(l) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(m) Except with respect to Retained Claims (as defined below), this Subscription Agreement may only be enforced against, and any legal proceeding, claim, obligation, liability or cause of action (whether in contract, in tort, at law, in equity or otherwise) based upon, arising out of, or related to this Subscription Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein or therein with respect to such party. Except (i) to the extent a named party to this Subscription Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Subscription Agreement and not otherwise) or (ii) with respect to Retained Claims, no past, present or future direct or indirect director, officer, employee, incorporator, member, partner, manager, management company, equityholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing (collectively, the “Non-Recourse Parties”) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more party under this Subscription Agreement or the Equity Commitment Letter or of or for any legal proceeding, claim, obligation, liability or cause of action (whether in contract, in tort, at law, in equity or otherwise) based on, arising out of, or related to this Subscription Agreement or the Equity Commitment Letter. In furtherance and not in limitation of the foregoing, each party covenants, agrees and acknowledges that no recourse under this Subscription Agreement or any other agreement referenced herein or in connection with any Transactions shall be sought or had against any Non-Recourse Party, except for claims that any party hereto may assert (A) against another party hereto (or its heirs, executors, administrators, successors, legal representatives or permitted assigns) solely in accordance with, and pursuant to the terms and conditions of, this Subscription Agreement or (B) pursuant to the Transaction Agreement, the Voting Agreement (as defined in the Transaction Agreement), the NAI Stock Purchase Agreement (as defined in the Transaction Agreement), the Equity Commitment Letter, the Other Equity Commitment Letter, the Limited Guarantee, the Other Limited Guarantee, the Confidentiality Agreement (as defined in the Transaction Agreement) or the Clean Team Agreement (as defined in the Transaction Agreement), in each case, solely in accordance with, and pursuant to the terms and conditions thereof (each of the claims set forth in this clause (B), a “Retained Claim”).

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(n) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. Notwithstanding anything in this Subscription Agreement to the contrary, if (and only if) (i) all of the conditions set forth in Section 2(e) of this Subscription Agreement have been and continue to be satisfied or waived (other than those conditions that are by their nature to be satisfied by actions taken at the Closing; provided, that each such condition is then capable of being satisfied assuming a Closing would occur at such time), (ii) (A) Subscriber has confirmed by written notice to Newco that all conditions set forth in Section 2(d) have been satisfied (other than those conditions that are by their nature to be satisfied by actions taken at the Closing; provided, that each such condition is then capable of being satisfied assuming a Closing would occur at such time) or Newco has irrevocably confirmed by written notice to Subscriber that it would be willing to waive any unsatisfied conditions in Section 2(d), and (B) Newco has irrevocably confirmed by written notice to Subscriber that Newco is ready, willing, and able to consummate the Closing if the Equity Financing were funded and (iii) the Closing has not been consummated in accordance with Section 2(a) on the date the Closing is required to have occurred in accordance with Section 2(a), then Newco shall be entitled to enforce specifically Subscriber’s obligation to consummate the Closing (subject to the terms and conditions set forth herein and the Equity Commitment Letter); provided, that in no event shall Subscriber be obligated to consummate the Closing unless, in each case, the Other Subscribers concurrently fund their commitments and concurrently consummate the closing of the transactions contemplated by their respective Other Subscription Agreements.

(o) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any law, rule, or provision that would cause the application of any law other than the laws of the State of Delaware. The parties hereto expressly acknowledge and agree that: (i) the requirements of 6 Del. C. § 2708 are satisfied by the provisions of this Subscription Agreement and that such statute mandates the application of the laws of the State of Delaware to this Subscription Agreement, the relationship of the parties hereto, the Transactions, and the interpretation and enforcement of the rights and duties of any party hereto; (ii) the parties hereto have a reasonable basis for the application of the laws of the State of Delaware to this Subscription Agreement, the relationship of the parties hereto, the Transactions, and the interpretation and enforcement of the rights and duties of any party hereto; (iii) no other jurisdiction has a materially greater interest in the foregoing; and (iv) the application of the laws of the State of Delaware would not be contrary to the fundamental policy of any other jurisdiction that, absent the choice of the laws of the State of Delaware hereunder of the parties hereto, would have an interest in the foregoing.

(p) EACH PARTY HERETO IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING (AS DEFINED IN THE TRANSACTION AGREEMENT) BETWEEN OR AMONG THE PARTIES HERETO ARISING OUT OF OR RELATING TO THE SUBJECT MATTER OF THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS. EACH PARTY HERETO HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT AND THE

20

TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7(p).

(q) The parties hereto agree that in any Legal Proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby (including any amount due or payable in connection therewith or any matter arising out of or relating to the termination of either of them), each of the parties hereto irrevocably and unconditionally: (i) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, any other state or federal court in the State of Delaware (the “Chosen Courts”); (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction of such Chosen Court by motion, other request for leave, or other Legal Proceeding; (iii) agrees that any Legal Proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be brought, tried, and determined only in the Chosen Courts; (iv) waives any claim of improper venue or any claim that the appropriate Chosen Court is an inconvenient forum; and (v) agrees that it will not bring any Legal Proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby in any court or elsewhere other than the Chosen Courts. Each of the parties irrevocably consents to service of process in the same manner as for the giving of notices under Section 7(a) or any other manner permitted by applicable Law. A final judgment in any Legal Proceeding commenced in accordance with this Section 7(q) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, that nothing in the foregoing shall restrict any party’s right to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(r) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Securities pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Securities or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(s) Notwithstanding anything to the contrary contained in this Subscription Agreement, if Subscriber breaches this Subscription Agreement (whether such breach is knowing,

21

deliberate, willful, unintentional, or otherwise) or fails to perform hereunder (whether such failure is knowing, deliberate, willful, unintentional, or otherwise), then, except for specific performance as and to the extent permitted under Section 7(n), the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Subscriber or any of its or Subscriber’s respective affiliates or any former, current or future directors, officers, employees, general or limited partners, managers, members, direct or indirect equityholders, controlling persons, agents, representatives, successors or assigns of any of the foregoing, or any person which provides or is committed to provide financing in connection with the transactions contemplated by this Subscription Agreement or any of their respective affiliates (collectively, the “Subscriber Related Parties”) for any breach, loss or failure to perform, which recourse shall be sought solely against Subscriber and, in the case of the Company’s right to enforce the Limited Guarantee and the Equity Commitment Letter, the Guarantor, herein and subject to the limitations set forth herein and/or, with respect to the Company’s right to enforce the Limited Guarantee and the Equity Commitment Letter, under the Limited Guarantee or the Equity Commitment Letter (as applicable), will be for the Company to seek to recover monetary damages from Subscriber for a willful breach; provided that in no event shall Subscriber be subject to monetary damages in the aggregate in the excess of $[•] (the “Maximum Aggregate Liability”). Notwithstanding anything to the contrary herein, in no event will the Company or any other Person: (i) be entitled to or permitted to receive both (x) the payment of any monetary damages and (y) a grant of specific performance requiring consummation of the Transactions; or (ii) seek, directly or indirectly, to recover (or recover) against any of Subscriber or the Subscriber Related Parties, or compel any payment by Subscriber or the Subscriber Related Parties of, any damages or other payments whatsoever that are, in the aggregate, in excess of the Maximum Aggregate Liability. For avoidance of doubt, while the Company may seek to pursue either or both of (i) an award of specific performance to enforce Subscriber’s obligation to consummate the transactions contemplated hereby solely in accordance with, and subject to the limitations in, this Subscription Agreement (including Section 7(n)) and the Equity Commitment Letter, or (ii) a monetary damages award solely in accordance with, and subject to the limitations in, this Subscription Agreement, in no event will (A) the Company or any other Person be entitled to receive such monetary damages award if the Company or any Company Related Party has received a grant of specific performance or any other equitable remedy pursuant to Section 7(n) that specifically enforces such Subscriber’s obligation hereunder or (B) Newco or any other Person be entitled a grant (or enforcement) of specific performance or any other equitable remedy, whether pursuant to Section 7(n) or otherwise, following any award of monetary damages in accordance with this Subscription Agreement. For purposes of this Subscription Agreement, a “willful breach” means any material breach of any covenant or agreement set forth in this Subscription Agreement prior to the date of its termination that is a consequence of any act, or failure to act, undertaken by Subscriber with the knowledge that the taking of such act, or failure to act, would result in such breach. Each of the Company, Newco and Subscriber acknowledges and agrees that the agreements contained in this clause (s) are integral parts of the Transactions and that, without these agreements, the Company and Newco, on the one hand, and Subscriber, on the other hand, would not enter into this Subscription Agreement.

[Signature pages follow.]

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IN WITNESS WHEREOF, each of the Company, Newco and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

PARAMOUNT GLOBAL

By:
Name:
Title:

Address for Notices: 1515 Broadway New York, New York 10036 Attention: General Counsel Email: ParamountGlobalLegalNotices@paramount.com

NEW PLUTO GLOBAL, INC.

By:
Name:
Title:

Address for Notices:

SUBSCRIBER:

Print Name:

By:
Name:
Title:

Address for Notices:

Number of Subscribed Shares subscribed for:
Price Per Subscribed Share:			$15.00
Number of Subscribed Warrants subscribed for:
Aggregate Purchase Price:	$	___________

You must pay the Closing Payment by wire transfer of United States dollars in immediately available funds to the account of Newco specified by Newco in the Closing Notice.

2

EXHIBIT A

FORM OF WARRANT AGREEMENT

New Pluto Global, Inc.

WARRANT AGREEMENT

Dated as of [__]

- i -

(d)	Submission to Jurisdiction	30
(e)	No Adverse Interpretation of Other Agreements	30
(f)	Successors; Benefits of Warrant Agreement	30
(g)	Severability	30
(h)	Counterparts	30
(i)	Table of Contents, Headings, Etc.	30
(j)	Withholding Taxes	31
(k)	Entire Agreement	31
(l)	No Other Rights	31

Exhibits

Exhibit A: Form of Warrant Certificate	A-1

Exhibit B: Form of Restricted Security Legend	B-1

- ii -

WARRANT AGREEMENT

WARRANT AGREEMENT, dated as of [__], between New Pluto Global, Inc., a Delaware corporation, as issuer (the “Company”), and the other signatories to this Warrant Agreement (as defined below), as the initial Holders (as defined in this Warrant Agreement).

Each party to this Warrant Agreement (as defined below) agrees as follows.

Section 1. Definitions.

“Affiliate” has the meaning set forth in Rule 144.

“Agent” means any Registrar or Exercise Agent.

“Aggregate Strike Price” means, with respect to the Exercise of any Warrant that will be settled by Physical Settlement, an amount equal to the product of (a) the number of Underlying Shares of such Warrant that are being so Exercised; and (b) the Strike Price on the Exercise Date for such Exercise.

“Authorized Denomination” means, with respect to a Warrant, either (a) such Warrant in its entirety, representing all of the Underlying Shares thereof; or (b) any portion of such Warrant that represents a whole number of the Underlying Shares thereof.

“Board of Directors” means the Company’s board of directors or a committee of such board duly authorized to act on behalf of such board.

“Business Day” means any day other than a Saturday, a Sunday or any day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

“Capital Stock” of any Person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such Person, but excluding any debt securities convertible into such equity.

“Cashless Settlement” has the meaning set forth in Section 5(d)(i).

“Certificate” means a Physical Certificate or an Electronic Certificate.

“Close of Business” means 5:00 p.m., New York City time.

“Common Stock” means the Class B common stock, $0.001 par value per share, of the Company, subject to Section 5(g).

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Common Stock Change Event” has the meaning set forth in Section 5(g)(i).

“Company” means New Pluto Global, Inc., a Delaware corporation.

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“Ex-Dividend Date” means, with respect to an issuance, dividend or distribution on the Common Stock, the first date on which shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Electronic Certificate” means any electronic book entry maintained by the Registrar that represents any Warrants.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercise” means the exercise of any Warrant.

“Exercise Agent” has the meaning set forth in Section 3(e)(i).

“Exercise Consideration” means, with respect to the Exercise of any Warrant, the type and amount of consideration payable to settle such Exercise, determined in accordance with Section 5.

“Exercise Date” means, with respect to the Exercise of any Warrant, the first Business Day on which the requirements set forth in Section 5(c)(i) for such Exercise are satisfied.

“Exercise Period” means the period from, and including, the Initial Issue Date to, and including, the Exercise Period Expiration Date.

“Exercise Period Expiration Date” means the fifth anniversary of the Initial Issue Date.

“Exercise Share” means any share of Common Stock issued or issuable upon Exercise of any Warrant.

“Expiration Date” has the meaning set forth in Section 5(e)(i)(5).

“Exercise Notice” means a notice substantially in the form of the “Exercise Notice” set forth in Exhibit A.

“Expiration Time” has the meaning set forth in Section 5(e)(i)(5).

“Holder” means a person in whose name any Warrant is registered on the Registrar’s books.

“Initial Issue Date” means [__].

“Last Reported Sale Price” of the Common Stock for any Trading Day means the closing sale price per share (or, if no closing sale price is reported, the average of the last bid price and the last ask price per share or, if more than one in either case, the average of the average last bid prices and the average last ask prices per share) of the Common Stock on such Trading Day as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is then listed. If the Common Stock is not listed on a U.S. national or regional securities exchange on such Trading Day, then the Last Reported Sale Price will be the last quoted bid price per share of Common Stock on such Trading Day in the over-the-counter market as reported by OTC Markets Group Inc. or a

2

similar organization. If the Common Stock is not so quoted on such Trading Day, then the Last Reported Sale Price will be the average of the mid-point of the last bid price and the last ask price per share of Common Stock on such Trading Day from a nationally recognized independent investment banking firm the Company selects.

“Market Disruption Event” means, with respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the principal U.S. national or regional securities exchange or other market on which the Common Stock is listed for trading or trades, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of the Company.

“Open of Business” means 9:00 a.m., New York City time.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person” under this Warrant Agreement.

“Physical Certificate” means any certificate (other than an Electronic Certificate) representing any Warrants, which certificate is substantially in the form set forth in Exhibit A, registered in the name of the Holder of such Warrants and duly executed by the Company.

“Physical Settlement” has the meaning set forth in Section 5(d)(i).

“Record Date” means, with respect to any dividend or distribution on, or issuance to holders of, Common Stock, the date fixed (whether by law, contract or the Board of Directors or otherwise) to determine the holders of Common Stock that are entitled to such dividend, distribution or issuance.

“Reference Property” has the meaning set forth in Section 5(g)(i).

“Reference Property Unit” has the meaning set forth in Section 5(g)(i).

“Register” has the meaning set forth in Section 3(e)(ii).

“Registrar” has the meaning set forth in Section 3(e)(i).

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of [__], among the Company and the investors named therein.

“Restricted Security Legend” means a legend substantially in the form set forth in Exhibit B.

“Rule 144” means Rule 144 under the Securities Act (or any successor rule thereto), as the same may be amended from time to time.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

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“Security” means any Warrant or Exercise Share.

“Settlement Method” means Cashless Settlement or Physical Settlement.

“Specified Courts” has the meaning set forth in Section 8(d).

“Spin-Off” has the meaning set forth in Section 5(e)(i)(3)(B).

“Spin-Off Valuation Period” has the meaning set forth in Section 5(e)(i)(3)(B).

“Strike Price” initially means $30.50 per share of Common Stock; provided, however, that the Strike Price is subject to adjustment pursuant to Sections 5(e) and 5(f). Each reference in this Warrant Agreement or any Certificate to the Strike Price as of a particular date without setting forth a particular time on such date will be deemed to be a reference to the Strike Price immediately after the Close of Business on such date.

“Subsidiary” means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (b) any partnership or limited liability company where (x) more than fifty percent (50%) of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (y) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Successor Person” has the meaning set forth in Section 5(g)(ii).

“Tender/Exchange Offer Valuation Period” has the meaning set forth in Section 5(e)(i)(5).

“Trading Day” means any day on which (a) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded; and (b) there is no Market Disruption Event. If the Common Stock is not so listed or traded, then “Trading Day” means a Business Day.

“Transfer-Restricted Security” means any Security that constitutes a “restricted security” (as defined in Rule 144); provided, however, that such Security will cease to be a Transfer-Restricted Security upon the earliest to occur of the following events:

(a) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to a registration statement that was effective under the Securities Act at the time of such sale or transfer;

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(b) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to an available exemption (including Rule 144) from the registration and prospectus-delivery requirements of, or in a transaction not subject to, the Securities Act and, immediately after such sale or transfer, such Security ceases to constitute a “restricted security” (as defined in Rule 144); and

(c) such Security is eligible for resale, by a Person that is not an Affiliate of the Company and that has not been an Affiliate of the Company during the immediately preceding three (3) months, pursuant to Rule 144 without any limitations thereunder as to volume, manner of sale, availability of current public information or notice.

“Underlying Shares” initially means, with respect to any Warrant, the number of shares of Common Stock identified as the initial number of “Underlying Shares” in the Certificate representing such Warrant(s); provided, however, that (a) the number of Underlying Shares of each Warrant will be subject to adjustment pursuant to Sections 5(e) and 5(f); and (b) upon the Exercise of any Warrant (or any portion thereof representing less than all of the Underlying Shares thereof), the number of Underlying Shares of such Warrant will be reduced, effective as of the time such Warrant (or such portion thereof) ceases to be outstanding pursuant to Section 3(m), by the number of Underlying Shares so Exercised.

“Warrant” means each warrant issued by the Company pursuant to, and having the terms, and conferring to the Holders thereof the rights, set forth in, this Warrant Agreement. Subject to the terms of this Warrant Agreement, each Warrant will be Exercisable for shares of Common Stock based on the number of Underlying Shares of such Warrant and the Strike Price.

“Warrant Agreement” means this Warrant Agreement, as amended or supplemented from time to time.

Section 2. Rules of Construction. For purposes of this Warrant Agreement:

(a) “or” is not exclusive;

(b) “including” means “including without limitation”;

(c) “will” expresses a command;

(d) the “average” of a set of numerical values refers to the arithmetic average of such numerical values;

(e) a merger involving, or a transfer of assets by, a limited liability company, limited partnership or trust will be deemed to include any division of or by, or an allocation of assets to a series of, such limited liability company, limited partnership or trust, or any unwinding of any such division or allocation;

(f) words in the singular include the plural and in the plural include the singular, unless the context requires otherwise;

(g) “herein,” “hereof” and other words of similar import refer to this Warrant Agreement as a whole and not to any particular Section or other subdivision of this Warrant Agreement, unless the context requires otherwise;

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(h) references to currency mean the lawful currency of the United States of America, unless the context requires otherwise; and

(i) the exhibits, schedules and other attachments to this Warrant Agreement are deemed to form part of this Warrant Agreement.

Section 3. The Warrants.

(a) Original Issuance of Warrants. On the Initial Issue Date, there will be originally issued Warrants having an initial aggregate of [ • ] Underlying Shares, which Warrants will be initially registered in the name of [ • ]. For the avoidance of doubt, the number of Underlying Shares for the Warrants is subject to adjustment pursuant to Section 5(e)(i)(6).

(b) Form, Dating and Denominations.

(i) Form and Date of Certificates Representing Warrants. Each Certificate representing any Warrant will (1) be substantially in the form set forth in Exhibit A; (2) bear the legends required by Section 3(f) and may bear notations, legends or endorsements required by law, stock exchange rule or usage; and (3) be dated as of the date it is executed by the Company.

(ii) Electronic Certificates; Physical Certificates. Each Warrant will be originally issued initially in the form of one or more [Electronic] [Physical] Certificates. Electronic Certificates may be exchanged for Physical Certificates, and Physical Certificates may be exchanged for Electronic Certificates, upon request by the Holder thereof pursuant to customary procedures, subject to Section 3(g).

(iii) Electronic Certificates; Interpretation. For purposes of this Warrant Agreement, (1) each Electronic Certificate will be deemed to include the text of the form of Certificate set forth in Exhibit A; (2) any legend, registration number or other notation that is required to be included on a Certificate will be deemed to be affixed to any Electronic Certificate notwithstanding that such Electronic Certificate may be in a form that does not permit affixing legends thereto; (3) any reference in this Warrant Agreement to the “delivery” of any Electronic Certificate will be deemed to be satisfied upon the registration of the electronic book entry representing such Electronic Certificate in the name of the applicable Holder; (4) upon satisfaction of any applicable requirements of the Delaware General Corporation Law, the Certificate of Incorporation and the Bylaws of the Company, and any related requirements of the Registrar, in each case for the issuance of Warrants in the form of one or more Electronic Certificates, such Electronic Certificates will be deemed to be executed by the Company.

(iv) No Bearer Certificates. The Warrants will be issued only in registered form.

(v) Registration Numbers. Each Certificate representing any Warrant will bear a unique registration number that is not affixed to any other Certificate representing any other outstanding Warrant.

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(c) Execution and Delivery.

(i) Due Execution by the Company. A duly authorized Officer will sign each Physical Certificate representing any Warrant on behalf of the Company by manual or facsimile signature.

(d) Method of Payment. The Company will pay all cash amounts due on any Warrant of any Holder by check mailed to the address of such Holder set forth in the Register; provided, however, that the Company will instead pay such cash amounts by wire transfer of immediately available funds to the U.S. bank account of such Holder specified in a written request of such Holder delivered to the Company no later than the Close of Business on the date that is ten (10) Business Days immediately before the date such payment is due (or specified in the related Exercise Notice, if applicable).

(e) Registrar and Exercise Agent.

(i) Generally. The Company designates its principal U.S. executive offices as an office or agency where Warrants may be presented for (1) registration of transfer or for exchange (the “Registrar”); and (2) Exercise (the “Exercise Agent”). At all times when any Warrant is outstanding, the Company will maintain an office in the continental United States constituting the Registrar and Exercise Agent.

(ii) Maintenance of the Register. The Company will keep, or cause there to be kept, a record (the “Register”) of the names and addresses of the Holders, the number of Warrants (and the respective numbers of Underlying Shares thereof) held by each Holder and the transfer, exchange and Exercise of the Warrants. Absent manifest error, the entries in the Register will be conclusive and the Company and each Agent may treat each Person whose name is recorded as a Holder in the Register as a Holder for all purposes. The Register will be in written form or in any form capable of being converted into written form reasonably promptly. The Company will provide a copy of the Register to any Holder upon its request as soon as reasonably practicable.

(iii) Subsequent Appointments. By notice to each Holder, the Company may, at any time, appoint any Person (including any Subsidiary of the Company) to act as Registrar or Exercise Agent.

(f) Legends.

(i) Restricted Security Legend.

(1) Each Certificate representing any Warrant that is a Transfer-Restricted Security will bear the Restricted Security Legend; and

(2) if any Warrant (such Warrant being referred to as the “new Warrant” for purposes of this Section 3(f)(i)(2)) is issued in exchange for, or in substitution of, other Warrant(s), or to effect the Exercise of less than all of the Underlying Shares of a Warrant represented by any Certificate (such other Warrant(s) or Exercised Warrant, as applicable, being referred to as the “old Warrant(s)” for purposes of this Section 3(f)(i)(2)), including pursuant to Section 3(g)(ii), 3(h) or 3(i), then the Certificate representing such new Warrant(s) will bear the Restricted Security Legend if the Certificate

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representing such old Warrant(s) bore the Restricted Security Legend at the time of such exchange or substitution, or on the related Exercise Date with respect to such Exercise, as applicable; provided, however, that the Certificate representing such new Warrant(s) need not bear the Restricted Security Legend if such new Warrant does not constitute a Transfer-Restricted Security immediately after such exchange or substitution, or as of such Exercise Date, as applicable.

(ii) Other Legends on Certificates. The Certificate representing any Warrant may bear any other legend or text, not inconsistent with this Warrant Agreement, as may be required by applicable law or by any securities exchange or automated quotation system on which such Warrant is traded or quoted.

(iii) Acknowledgement and Agreement by the Holders. A Holder’s acceptance of any Warrant represented by a Certificate bearing any legend required by this Section 3(f) will constitute such Holder’s acknowledgement of, and agreement to comply with, the restrictions set forth in such legend.

(iv) Legends on Exercise Shares.

(1) Each Exercise Share will bear a legend substantially to the same effect as the Restricted Security Legend if the Warrant upon the exercise of which such Exercise Share was issued was (or would have been had it not been exercised) a Transfer-Restricted Security at the time such Exercise Share was issued; provided, however, that such Exercise Share need not bear such a legend if (A) the Exercise Share would not be a Transfer-Restricted Security or (B) the Company determines, in its reasonable discretion, that such Exercise Share need not bear such a legend.

(2) Notwithstanding anything to the contrary in Section 3(f)(iv)(1), an Exercise Share need not bear a legend pursuant to Section 3(f)(iv)(1) if such Exercise Share is issued in an uncertificated form that does not permit affixing legends thereto, provided the Company takes measures (including, if applicable, the assignment thereto of a “restricted” CUSIP number) that it reasonably deems appropriate to enforce the transfer restrictions referred to in such legend.

(g) Transfers and Exchanges; Transfer Taxes; Certain Transfer Restrictions.

(i) Provisions Applicable to All Transfers and Exchanges.

(1) Generally. Subject to this Section 3(g), any Warrant represented by any Certificate may be transferred or exchanged from time to time and the Company will cause the Registrar to record each such transfer or exchange in the Register.

(2) No Services Charge; Transfer Taxes. The Company and the Agents will not impose any service charge on any Holder for any transfer, exchange or Exercise of any Warrant, but the Company, the Registrar and the Exercise Agent may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer, exchange or Exercise of any Warrant, other than exchanges pursuant to Section 3(h) not involving any transfer.

(3) Transfers and Exchanges Must Be in Authorized Denominations. Notwithstanding anything to the contrary in this Warrant Agreement, all transfers or exchanges of Warrants must be in an Authorized Denomination.

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(4) Legends. Each Certificate representing any Warrant that is issued upon transfer of, or in exchange for, another Warrant will bear each legend, if any, required by Section 3(f).

(5) Settlement of Transfers and Exchanges. Upon satisfaction of the requirements of this Warrant Agreement to effect a transfer or exchange of any Warrant, the Company will cause such transfer or exchange to be effected as soon as reasonably practicable but in no event later than the second (2nd) Business Day after the date of such satisfaction.

(6) Exchanges to Remove Transfer Restrictions. For the avoidance of doubt, and subject to the terms of this Warrant Agreement, as used in this Section 3(g), an “exchange” of a Certificate includes an exchange effected for the sole purpose of removing any Restricted Security Legend affixed to such Certificate.

(ii) Transfers and Exchanges of Warrants.

(1) Subject to this Section 3(g), a Holder of any Warrant(s) represented by a Certificate may (A) transfer any Authorized Denomination of such Warrant to one or more other Person(s); and (B) exchange any Authorized Denomination of such Warrant for Warrant(s) that (x) represent that same aggregate number of Underlying Shares as the number of Underlying Shares being exchanged; and (y) are represented by one or more other Certificates; provided, however, that, to effect any such transfer or exchange, such Holder must (A) if such Certificate is a Physical Certificate, surrender such Physical Certificate to the office of the Registrar, together with any endorsements or transfer instruments reasonably required by the Company or the Registrar; and (B) deliver to the Company and the Registrar such certificates or other documentation or evidence as the Company and the Registrar may reasonably require to determine that such transfer complies with the Securities Act and other applicable securities laws.

(2) Upon the satisfaction of the requirements of this Warrant Agreement to effect a transfer or exchange of any Authorized Denomination of a Holder’s Warrant(s) represented by a Certificate (such Certificate being referred to as the “old Certificate” for purposes of this Section 3(g)(ii)(2)):

(A) such old Certificate will be promptly cancelled pursuant to Section 3(l);

(B) if less than all of the Underlying Shares of the Warrant(s) represented by such old Certificate are to be so transferred or exchanged, then the Company will issue, execute and deliver, in accordance with Section 3(c), one or more Certificates that (x) in the aggregate, represent a total number of Underlying Shares equal to the number of Underlying Shares represented by such old Certificate not to be so transferred or exchanged; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 3(f);

(C) in the case of a transfer to a transferee, the Company will issue, execute and deliver, in accordance with Section 3(c), one or more Certificates that (x) in the aggregate, represent a total number of Underlying Shares equal to the number of Underlying Shares to be so transferred; (y) are registered in the name of such transferee; and

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(z) bear each legend, if any, required by Section 3(f); and

(D) in the case of an exchange, the Company will issue, execute and deliver, in accordance with Section 3(c), one or more Certificates that (x) in the aggregate, represent a total number of Underlying Shares equal to the number of Underlying Shares to be so exchanged; (y) are registered in the name of the Person to whom such old Certificate was registered; and (z) bear each legend, if any, required by Section 3(f).

(iii) Transfers of Warrants Subject to Exercise. Notwithstanding anything to the contrary in this Warrant Agreement, the Company and the Registrar will not be required to register the transfer of or exchange any Warrant that has been surrendered for Exercise.

(h) Exchange and Cancellation of Exercised Warrants.

(i) Partial Exercises of Physical Certificates. If less than all of the Underlying Shares of a Holder’s Warrant(s) represented by a Physical Certificate (such Physical Certificate being referred to as the “old Physical Certificate” for purposes of this Section 3(h)(i)) are Exercised pursuant to Section 5, then, as soon as reasonably practicable after such old Physical Certificate is surrendered for such Exercise, the Company will cause such old Physical Certificate to be exchanged, pursuant and subject to Section 3(g)(ii), for (1) one or more Physical Certificates that represent one or more Warrants that in the aggregate, have a total number of Underlying Shares equal to the number of Underlying Shares of the Warrant(s) represented by such old Physical Certificate that are not to be so Exercised and deliver such Physical Certificate(s) to such Holder; and (2) a Physical Certificate representing a Warrant having a total number of Underlying Shares equal to the number of Underlying Shares of the Warrant(s) represented by such old Physical Certificate that are to be so Exercised, which Physical Certificate will be Exercised pursuant to the terms of this Warrant Agreement; provided, however, that the Physical Certificate referred to in this clause (2) need not be issued at any time after which the Warrant that would otherwise be represented by such Physical Certificate would be deemed to cease to be outstanding pursuant to Section 3(m).

(ii) Cancellation of Warrants That Are Exercised. If the Underlying Shares of a Holder’s Warrant(s) represented by a Certificate (or any portion thereof that has not theretofore been exchanged pursuant to Section 3(h)(i)) (such Certificate being referred to as the “old Certificate” for purposes of this Section 3(h)(ii)) are Exercised pursuant to Section 5, then, promptly after the later of the time such Warrant (or the portion thereof representing the Underlying Shares so Exercised) is deemed to cease to be outstanding pursuant to Section 3(l) and the time such old Certificate is surrendered for such Exercise, (1) such old Certificate will be cancelled pursuant to Section 3(l); and (2) in the case of a partial Exercise, the Company will issue, execute and deliver to such Holder, in accordance with Section 3(c), one or more Certificates that (x) represent one or more Warrants that in the aggregate, have a total number of Underlying Shares equal to the number of Underlying Shares of the Warrant(s) represented by such old Certificate that are not to be so Exercised; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 3(f).

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(i) Replacement Certificates. If a Holder of any Warrant(s) claims that the Certificate(s) representing such Warrant(s) have been mutilated, lost, destroyed or wrongfully taken, then the Company will issue, execute and deliver, in accordance with Section 3(c), one or more replacement Certificates representing such Warrant(s) upon surrender to the Company or the Registrar of such mutilated Certificate(s), or upon delivery to the Company or the Registrar of evidence of such loss, destruction or wrongful taking reasonably satisfactory to the Company and the Registrar. In the case of a lost, destroyed or wrongfully taken Certificate representing any Warrant(s), the Company and Registrar Agent may require the Holder thereof to provide such security or indemnity that is reasonably satisfactory to the Company and the Registrar to protect the Company and the Registrar from any loss that any of them may suffer if such Certificate is replaced.

Every replacement Warrant issued pursuant to this Section 3(i) will, upon such replacement, be deemed to be an outstanding Warrant, entitled to all of the benefits of this Warrant Agreement equally and ratably with all other Warrants then outstanding.

(j) Registered Holders. Only the Holder of any Warrant(s) will have rights under this Warrant Agreement as the owner of such Warrant(s).

(k) No Rights as a Stockholder. Except as otherwise specifically provided in this Warrant Agreement prior to the time at which a Holder that exercises any Warrant is deemed, pursuant to Section 5(c)(ii), to become the holder of record of the Exercise Share(s) issuable to settle such exercise, (i) the Holder shall not be entitled to vote or receive dividends on, or be deemed the holder of, such Exercise Share(s) for any purpose; and (ii) nothing contained in this Warrant Agreement will be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise.

(l) Cancellation. The Company may at any time deliver any Warrant to the Registrar for cancellation. The Exercise Agent will forward to the Registrar each Warrant duly surrendered to them for transfer, exchange, payment or Exercise. The Company will cause the Registrar to promptly cancel all Warrants so surrendered to it in accordance with its customary procedures.

(m) Outstanding Warrants.

(i) Generally. The Warrants that are outstanding at any time will be deemed to be those Warrants that, at such time, have been duly executed by the Company, excluding those Warrants (or any portions of any Warrants representing less than all of the initial number of Underlying Shares thereof) that have theretofore been (1) cancelled by the Registrar or delivered to the Registrar for cancellation in accordance with Section 3(l); (2) paid or settled in full upon their Exercise in accordance with this Warrant Agreement; or (3) deemed to cease to be outstanding to the extent provided in, and subject to, clause (ii) (iii) or (iv) of this Section 3(m).

(ii) Replaced Warrants. If any Certificate representing any Warrant is replaced pursuant to Section 3(i), then such Warrant will cease to be outstanding at the time of such replacement, unless the Registrar and the Company receive proof reasonably satisfactory to them that such Warrant is held by a “bona fide purchaser” under applicable law.

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(iii) Exercised Warrants. If any Warrant(s) (or any portions of any Warrants(s) representing less than all of the Underlying Shares thereof) are Exercised, then, at the Close of Business on the Exercise Date for such Exercise (unless there occurs a default in the delivery of the Exercise Consideration due pursuant to Section 5 upon such Exercise): (1) such Warrant(s) (or such portions thereof) will be deemed to cease to be outstanding; and (2) the rights of the Holder(s) of such Warrant(s) (or such portions thereof), as such, will terminate with respect to such Warrant(s) (or such portions thereof), other than the right to receive such Exercise Consideration as provided in Section 5.

(iv) Warrants Remaining Unexercised as of the Exercise Period Expiration Date. If any Warrant(s) are otherwise outstanding as of the Close of Business on the Exercise Period Expiration Date, then such Warrant(s) will cease to be outstanding as of immediately after the Close of Business on the Exercise Period Expiration Date.

(v) Certificates Need Not Be Amended. A reduction in the number of Underlying Shares of any Warrant as a result of a Warrant (or any portion thereof representing less than all of the Underlying Shares thereof) ceasing to be outstanding pursuant to this Section 3(m) will be effective without the need to notate the same on, or otherwise amend, the Certificate representing such Warrant.

Section 4. No Right of Redemption by the Company

The Company does not have the right to redeem the Warrants at its election.

Section 5. Exercise of Warrants.

(a) Generally. The Warrants may be Exercised only pursuant to the provisions of this Section 5.

(b) Exercise of Warrants.

(i) Exercise Right; When Warrants May Be Submitted for Exercise. Subject to Section 5(c)(i)(3), Holders will have the right to submit all, or any Authorized Denomination, of their Warrants for Exercise at any time during the Exercise Period.

(ii) Exercises of Fractional Warrants Not Permitted. Notwithstanding anything to the contrary in this Warrant Agreement, in no event will any Holder be entitled to Exercise any Warrant other than in an Authorized Denomination thereof.

(c) Exercise Procedures.

(i) Requirements for Holders to Exercise Their Exercise Right.

(1) Generally. To Exercise any Warrant(s) represented by a Certificate, the Holder of such Warrant must (v) complete, sign and deliver to the Exercise Agent an Exercise Notice (at which time, in the case such Certificate is an Electronic Certificate, such Exercise will become irrevocable); (w) if such Certificate is a Physical Certificate, deliver such Physical Certificate to the Exercise Agent (at which time such Exercise will become irrevocable); (x) furnish any endorsements and transfer documents that the Company or the Exercise Agent may reasonably require; (y) (subject to Section 5(g)) deliver the Aggregate Strike Price for

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such Exercise in accordance with Section 5(c)(i)(2) (if Physical Settlement applies to such Exercise); and (z) if applicable, pay any documentary or other taxes pursuant to Section 6(d).

(2) Delivery of Aggregate Strike Price. Subject to Section 5(g), the Holder of an Exercised Warrant that will be settled by Physical Settlement will deliver the Aggregate Strike Price for such Exercise to the Company in cash (by (x) certified or official bank check payable to the order of the Company and delivered to the Company at its principal executive offices in the United States; or (y) such other method as may be acceptable to the Company) .

(3) Exercise Permitted only During Business Hours. Warrants may be surrendered for Exercise only after the Open of Business and before the Close of Business on a day that is a Business Day that occurs during the Exercise Period.

(ii) When Holders Become Stockholders of Record of the Shares of Common Stock Issuable Upon Exercise. The Person in whose name any share of Common Stock is issuable upon Exercise of any Warrant will be deemed to become the holder of record of such share as of the Close of Business on the Exercise Date for such exercise.

(d) Settlement Upon Exercise.

(i) Settlement Method. Upon the Exercise of any Warrant, the Company will settle such Exercise by paying or delivering, as applicable and as provided in this Section 5(d), shares of Common Stock, together, if applicable, with cash in lieu of fractional shares, in the amounts set forth in either (x) Section 5(d)(ii)(1) (a “Physical Settlement”); or (y) Section 5(d)(ii)(2) (a “Cashless Settlement”). The Settlement Method applicable to the Exercise of any Warrant will be the Settlement Method set forth in the Exercise Notice for such exercise.

(ii) Exercise Consideration. Subject to Section 5(d)(iii), Section 5(g) and Section 7(b), the consideration due upon settlement of the Exercise of each Warrant will consist of the following:

(1) Physical Settlement. If Physical Settlement applies to such Exercise, a number of shares of Common Stock equal to the number of Underlying Shares of such Warrant that are being so Exercised; or

(2) Cashless Settlement. If Cashless Settlement applies to such Exercise, a number of shares of Common Stock equal to the greater of (x) zero; and (y) an amount equal to:

where:

N	=	the number of Underlying Shares of such Warrant that are being so Exercised;

VP	=	the Last Reported Sale Price per share of Common Stock on the Exercise Date for such Exercise; and

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SP	=	the Strike Price in effect immediately after the Close of Business on such Exercise Date.

(iii) Payment of Cash in Lieu of any Fractional Share of Common Stock. Subject to Section 7(b), in lieu of delivering any fractional share of Common Stock otherwise due upon Exercise of any Warrant, the Company will pay cash based on the Last Reported Sale Price per share of Common Stock on the Exercise Date for such Exercise (or, if such Exercise Date is not a Trading Day, the immediately preceding Trading Day).

(iv) Delivery of Exercise Consideration. Except as provided in Sections 5(e)(i)(3)(B), 5(e)(i)(5) and 5(g)(i)(C), the Company will pay or deliver, as applicable, the Exercise Consideration due upon Exercise of any Warrant on or before the second (2nd) Business Day immediately after the Exercise Date for such exercise. If the Company fails to deliver the Exercise Consideration to the Holder by the Close of Business on the second (2nd) Business Day immediately after the Exercise Date for such exercise, then the Holder will have the right to rescind such exercise.

(e) Strike Price and Number of Underlying Shares Adjustments.

(i) Events Requiring an Adjustment to the Strike Price and the Number of Underlying Shares. Each of the Strike Price and the number of Underlying Shares of each Warrant will be adjusted from time to time as follows; provided that, notwithstanding any provision of this Warrant Agreement to the contrary, any adjustment shall be made to the extent (and only to the extent) that such adjustment would not cause or result in a Holder and its Affiliates, collectively, being in violation of any applicable law, regulation or rule of any governmental authority or self-regulatory organization, as determined by such Holder in good faith:

(1) Stock Dividends, Splits and Combinations. If the Company issues solely shares of Common Stock as a dividend or distribution on all or substantially all shares of the Common Stock, or if the Company effects a stock split, recapitalization or a stock combination of the Common Stock (in each case excluding an issuance solely pursuant to a Common Stock Change Event, as to which Section 5(g) will apply), then the Strike Price will be adjusted based on the following formula (with a corresponding adjustment to the number of Underlying Shares of each Warrant pursuant to Section 5(e)(i)(6)):

where:

SP0	=	the Strike Price in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution, or immediately before the Open of Business on the effective date of such stock split or stock combination, as applicable;

SP1	=	the Strike Price in effect immediately after the Open of Business on such Ex-Dividend Date or effective date, as applicable;

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OS0	=	the number of shares of Common Stock outstanding immediately before the Open of Business on such Ex-Dividend Date or effective date, as applicable, without giving effect to such dividend, distribution, stock split or stock combination; and

OS1	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, stock split or stock combination.

If any dividend, distribution, stock split or stock combination of the type described in this Section 5(e)(i)(1) is declared or announced, but not so paid or made, then each of the Strike Price and the number of Underlying Shares of each Warrant will be readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution or to effect such stock split or stock combination, to the Strike Price and the number of Underlying Shares, respectively, that would then be in effect had such dividend, distribution, stock split or stock combination not been declared or announced.

(2) Rights, Options and Warrants. If the Company distributes, to all or substantially all holders of Common Stock, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan, as to which Section 5(e)(i)(3)(A) and Section 5(e)(vi) will apply) entitling such holders, for a period of not more than sixty (60) calendar days after the Record Date of such distribution, to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Strike Price will be adjusted based on the following formula (with a corresponding adjustment to the number of Underlying Shares of each Warrant pursuant to Section 5(e)(i)(6)):

where:

SP0	=	the Strike Price in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

SP1	=	the Strike Price in effect immediately after the Open of Business on such Ex-Dividend Date;

OS	=	the number of shares of Common Stock outstanding immediately before the Open of Business on such Ex-Dividend Date;

Y	=	a number of shares of Common Stock obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and

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including, the Trading Day immediately before the date such distribution is announced; and

X	=	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants.

To the extent such rights, options or warrants are not so distributed, each of the Strike Price and the number of Underlying Shares will be readjusted to the Strike Price, respectively, that would then be in effect had the adjustment thereto for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Strike Price and the number of Underlying Shares will be readjusted to the Strike Price and the number of Underlying Shares, respectively, that would then be in effect had the adjustment thereto for such distribution been made on the basis of delivery of only the number of shares of Common Stock actually delivered upon exercise of such rights, option or warrants.

For purposes of this Section 5(e)(i)(2), in determining whether any rights, options or warrants entitle holders of Common Stock to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Board of Directors.

(3) Spin-Offs and Other Distributed Property.

(A) Distributions Other than Spin-Offs. If the Company distributes shares of its Capital Stock, evidences of the Company’s indebtedness or other assets or property of the Company, or rights, options or warrants to acquire the Company’s Capital Stock or other securities, to all or substantially all holders of the Common Stock, excluding:

(I) dividends, distributions, rights, options or warrants for which an adjustment to the Strike Price and the number of Underlying Shares is required (or would be required without regard to Section 5(e)(iii)) pursuant to Section 5(e)(i)(1) or 5(e)(i)(2);

(II) dividends or distributions paid exclusively in cash for which an adjustment to the Strike Price and the number of Underlying Shares is required (or would be required without regard to Section 5(e)(iii)) pursuant to Section 5(e)(i)(4);

(III) rights issued or otherwise distributed pursuant to a stockholder rights plan, except to the extent provided in Section 5(e)(vi);

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(IV) Spin-Offs for which an adjustment to the Strike Price and the number of Underlying Shares is required (or would be required without regard to Section 5(e)(iii)) pursuant to Section 5(e)(i)(3)(B);

(V) a distribution solely pursuant to a tender offer or exchange offer for shares of Common Stock, as to which Section 5(e)(i)(5) will apply; and

(VI) a distribution solely pursuant to a Common Stock Change Event, as to which Section 5(g) will apply,

then the Strike Price will be adjusted based on the following formula (with a corresponding adjustment to the number of Underlying Shares of each Warrant pursuant to Section 5(e)(i)(6):

where:

SP0	=	the Strike Price in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

SP1	=	the Strike Price in effect immediately after the Open of Business on such Ex-Dividend Date;

P	=	the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before such Ex-Dividend Date; and

FMV	=	the fair market value (as determined by the Board of Directors of the Company in good faith and in a commercially reasonable manner), as of such Ex-Dividend Date, of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per share of Common Stock pursuant to such distribution;

provided, however, that, if FMV is equal to or greater than P, then, in lieu of the foregoing adjustment to the Strike Price (and the corresponding adjustment to the number of Underlying Shares pursuant to Section 5(e)(i)(6), each Holder will receive, for each Warrant held by such Holder on the Record Date for such distribution, at the same time and on the same terms as holders of Common Stock, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants that such Holder would have received in such distribution if such Holder had owned, on such Record Date, a number of shares of Common Stock equal to the number of Underlying Shares of such Warrant as of such Record Date.

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To the extent such distribution is not so paid or made, each of the Strike Price and the number of Underlying Shares will be readjusted to the Strike Price and the number of Underlying Shares, respectively, that would then be in effect had the adjustment thereto been made on the basis of only the distribution, if any, actually made or paid.

(B) Spin-Offs. If the Company distributes or dividends shares of Capital Stock of any class or series, or similar equity interests, of or relating to an Affiliate or Subsidiary or other business unit of the Company to all or substantially all holders of the Common Stock (other than solely pursuant to (x) a Common Stock Change Event, as to which Section 5(g) will apply; or (y) a tender offer or exchange offer for shares of Common Stock, as to which Section 5(e)(i)(5) will apply), and such Capital Stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a “Spin-Off”), then the Strike Price will be adjusted based on the following formula (with a corresponding adjustment to the number of Underlying Shares of each Warrant pursuant to Section 5(e)(i)(6)):

where:

SP0	=	the Strike Price in effect immediately before the Open of Business on the Ex-Dividend Date for such Spin-Off;

SP1	=	the Strike Price in effect immediately after the Open of Business on such Ex-Dividend Date;

P	=	the average of the Last Reported Sale Prices per share of Common Stock for each Trading Day in the Spin-Off Valuation Period (as defined below); and

FMV	=	the product of (x) the average of the Last Reported Sale Prices per share or unit of the Capital Stock or equity interests distributed in such Spin-Off over the ten (10) consecutive Trading Day period (the “Spin-Off Valuation Period”) beginning on, and including, such Ex-Dividend Date (such average to be determined as if references to Common Stock in the definitions of “Last Reported Sale Price,” “Trading Day” and “Market Disruption Event” were instead references to such Capital Stock or equity interests); and (y) the number of shares or units of such Capital Stock or equity interests distributed per share of Common Stock in such Spin-Off.

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The adjustment to the Strike Price and the number of Underlying Shares pursuant to this Section 5(e)(i)(3)(B) will be calculated as of the Close of Business on the last Trading Day of the Spin-Off Valuation Period but will be given effect immediately after the Open of Business on the Ex-Dividend Date for the Spin-Off, with retroactive effect. If any Warrant is exercised and the Exercise Date for such exercise occurs during the Spin-Off Valuation Period, then, notwithstanding anything to the contrary in this Warrant Agreement, the Company will, if necessary, delay the settlement of such exercise until the second (2nd) Business Day after the Last Trading Day of the Spin-Off Valuation Period.

To the extent any dividend or distribution of the type described in this Section 5(e)(i)(3)(B) is declared but not made or paid, each of the Strike Price and the number of Underlying Shares will be readjusted to the Strike Price and the number of Underlying Shares, respectively, that would then be in effect had the adjustment thereto been made on the basis of only the dividend or distribution, if any, actually made or paid.

(4) Cash Dividends or Distributions. If any cash dividend or distribution is made to all or substantially all holders of Common Stock, then the Strike Price will be adjusted based on the following formula (with a corresponding adjustment to the number of Underlying Shares of each Warrant pursuant to Section 5(e)(i)(6)):

where:

SP0	=	the Strike Price in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution;

SP1	=	the Strike Price in effect immediately after the Open of Business on such Ex-Dividend Date;

P	=	the Last Reported Sale Price per share of Common Stock on the Trading Day immediately before such Ex-Dividend Date; and

D	=	the cash amount distributed per share of Common Stock in such dividend or distribution.

provided, however, that, if D is equal to or greater than P, then, in lieu of the foregoing adjustment to the Strike Price and the number of Underlying Shares, each Holder will receive, for each Warrant held by such Holder on the Record Date for such dividend or distribution, at the same time and on the same terms as holders of Common Stock, the amount of cash that such Holder would have received in such dividend or distribution if such Holder had owned, on such Record Date, a number of shares of Common Stock equal to the number of Underlying Shares of such Warrant as of such Record Date. To the extent such dividend or distribution is declared but not made or paid, each of the Strike Price and the number of Underlying Shares of each Warrant will be readjusted to the Strike Price and the number of Underlying Shares, respectively, that would then be in

19

effect had the adjustment thereto been made on the basis of only the dividend or distribution, if any, actually made or paid.

(5) Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for shares of Common Stock (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act), and the value (determined as of the Expiration Time (as defined below) by the Board of Directors of the Company in good faith and in a commercially reasonable manner) of the cash and other consideration paid per share of Common Stock in such tender or exchange offer exceeds the Last Reported Sale Price per share of Common Stock on the Trading Day immediately after the last date (the “Expiration Date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Strike Price will be adjusted based on the following formula (with a corresponding adjustment to the number of Underlying Shares of each Warrant pursuant to Section 5(e)(i)(6)):

where:

SP0	=	the Strike Price in effect immediately before the time (the “Expiration Time”) such tender or exchange offer expires;

SP1	=	the Strike Price in effect immediately after the Expiration Time;

P	=	the average of the Last Reported Sale Prices per share of Common Stock over the ten (10) consecutive Trading Day period (the “Tender/Exchange Offer Valuation Period”) beginning on, and including, the Trading Day immediately after the Expiration Date;

OS0	=	the number of shares of Common Stock outstanding immediately before the Expiration Time (including all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

AC	=	the aggregate value (determined as of the Expiration Time by the Company in good faith and in a commercially reasonable manner) of all cash and other consideration paid for shares of Common Stock purchased or exchanged in such tender or exchange offer; and

OS1	=	the number of shares of Common Stock outstanding immediately after the Expiration Time (excluding all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

provided, however, that the Strike Price will in no event be adjusted up pursuant to this Section 5(e)(i)(5), and the number of Underlying Shares of the Warrants will in no event be adjusted down in the corresponding adjustment pursuant to Section 5(e)(i)(6),

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in each case except to the extent provided in the last paragraph of this Section 5(e)(i)(5).

The adjustment to the Strike Price and the number of Underlying Shares of each Warrant pursuant to Section 5(e)(i)(1) through Section 5(e)(i)(5), respectively, will be calculated as of the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period but will be given effect immediately after the Expiration Time, with retroactive effect. If any Warrant is Exercised and the Exercise Date for such Exercise occurs on the Expiration Date or during the Tender/Exchange Offer Valuation Period, then, notwithstanding anything to the contrary in this Warrant Agreement, the Company will, if necessary, delay the settlement of such Exercise until the second (2nd) Business Day after the last Trading Day of the Tender/Exchange Offer Valuation Period.

To the extent such tender or exchange offer is announced but not consummated (including as a result of being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of Common Stock in such tender or exchange offer are rescinded, each of the Strike Price and the number of Underlying Shares of each Warrant will be readjusted to the Strike Price and the number of Underlying Shares respectively, that would then be in effect had the adjustment thereto been made on the basis of only the purchases or exchanges of shares of Common Stock, if any, actually made, and not rescinded, in such tender or exchange offer.

(6) Adjustment to the Number of Underlying Shares. If the Strike Price is adjusted pursuant to the formulas set forth in any of clauses (1) through (6) of this Section 5(e)(i) (excluding, for these purposes, a readjustment pursuant to the text following such formulas), then, effective as of the same time at which such adjustment to the Strike Price becomes effective, the number of Underlying Shares of each Warrant will be adjusted to an amount equal to the product of (A) the number of Underlying Shares of such Warrant in effect immediately before such adjustment to such number of Underlying Shares; and (B) the quotient obtained by dividing (x) the Strike Price in effect immediately before such adjustment to the Strike Price by (y) the Strike Price in effect immediately after such adjustment to the Strike Price; provided, however, that the number of Underlying Shares of each Warrant will be subject to readjustment to the extent set forth in such clauses. For purposes of calculating the adjustment to the number of Underlying Shares of each Warrant pursuant to the preceding sentence, the amount set forth in clause (B)(y) of the preceding sentence will calculated without giving effect to any rounding pursuant to Section 5(e)(viii).

(ii) No Adjustments in Certain Cases.

(1) Where Holders Participate in the Transaction or Event Without Exercising. Notwithstanding anything to the contrary in Section 5(e)(i), the Company is not required to adjust the Strike Price or the number of Underlying Shares of any Warrant for a transaction or other event otherwise requiring an adjustment pursuant to Section 5(e)(i) (other than a stock split or combination of the type set forth in Section 5(e)(i)(1) or a tender or exchange offer of the type set forth in Section 5(e)(i)(5)) if each Holder participates, at the same time and on the same terms as holders of Common Stock, and solely by virtue of being a Holder of the Warrants, in such transaction or

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event without having to Exercise such Holder’s Warrants and as if such Holder had owned, on the Record Date for such transaction or event, a number of shares of Common Stock equal to the aggregate number of Underlying Shares, as of such Record Date, of the Warrants held by such Holder on such Record Date.

(2) Certain Events. The Company will not be required to adjust the Strike Price or the number of Underlying Shares of any Warrant except pursuant to Section 5(e)(i). Without limiting the foregoing, the Company will not be required to adjust the Strike Price or the number of Underlying Shares of any Warrant on account of:

(A) except as otherwise provided in Section 5(e)(i), the sale of shares of Common Stock for a purchase price that is less than the market price per share of Common Stock or less than the Strike Price;

(B) the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in shares of Common Stock under any such plan;

(C) the issuance of any shares of Common Stock or options or rights to purchase shares of Common Stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries;

(D) the issuance of any shares of Common Stock pursuant to (i) any option, warrant, right or convertible or exchangeable security of the Company outstanding as of the Initial Issue Date or (ii) the conversion of shares of Class A common stock, $0.001 par value per share, of the Company; or

(E) solely a change in the par value of the Common Stock.

(iii) Adjustment Deferral. If an adjustment to the Strike Price and the number of Underlying Shares of the Warrants otherwise required by this Warrant Agreement would result in a change of less than one percent (1%) to the Strike Price, then the Company may, at its election, defer and carry forward such adjustment to the Strike Price and the number of Underlying Shares of all outstanding Warrants, except that all such deferred adjustments must be given effect immediately with respect to all outstanding Warrants upon the earliest of the following: (1) when all such deferred adjustments would, had they not been so deferred and carried forward, result in a change of at least one percent (1%) to the Strike Price; and (2) the Exercise Date of any Warrant.

(iv) Adjustments Not Yet Effective. Notwithstanding anything to the contrary in this Warrant Agreement, if:

(1) a Warrant is Exercised;

(2) the Record Date, effective date or Expiration Time for any event that requires an adjustment to the Strike Price pursuant to Section 5(e)(i) has occurred on or before the Exercise Date for such Exercise, but an adjustment to the

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Strike Price or the number of Underlying Shares of the Warrants for such event has not yet become effective as of such Exercise Date;

(3) the Exercise Consideration due upon such Exercise includes any whole shares of Common Stock; and

(4) such shares are not entitled to participate in such event (because they were not held on the related Record Date or otherwise),

then, solely for purposes of such Exercise, the Company will, without duplication, give effect to such adjustment on such Exercise Date. In such case, if the date on which the Company is otherwise required to deliver the Exercise Consideration due upon such Exercise is before the first date on which the amount of such adjustment can be determined, then the Company will delay the settlement of such Exercise until the second (2nd) Business Day after such first date.

(v) Adjustments Where Exercising Holders Participate in the Relevant Transaction or Event. Notwithstanding anything to the contrary in this Warrant Agreement, if:

(1) an adjustment to the Strike Price or the number of Underlying Shares of the Warrants for any dividend or distribution becomes effective on any Ex-Dividend Date pursuant to Section 5(e)(i);

(2) a Warrant is Exercised;

(3) the Exercise Date for such Exercise occurs on or after such Ex-Dividend Date and on or before the related Record Date;

(4) the Exercise Consideration due upon such Exercise includes any whole shares of Common Stock based on a Strike Price or number of Underlying Shares that is adjusted for such dividend or distribution; and

(5) such shares would be entitled to participate in such dividend or distribution (including pursuant to Section 5(c)(ii)),

then such adjustment will not be given effect for such Exercise and the shares of Common Stock issuable upon such Exercise based on such unadjusted Strike Price and unadjusted number of Underlying Shares will not be entitled to participate in such dividend or distribution, but there will be added, to the Exercise Consideration otherwise due upon such Exercise, the same kind and amount of consideration that would have been delivered in such dividend or distribution with respect to such shares of Common Stock had such shares been entitled to participate in such dividend or distribution.

(vi) Stockholder Rights Plans. If any shares of Common Stock are to be issued upon Exercise of any Warrant and, at the time of such Exercise, the Company has in effect any stockholder rights plan, then the Holder of such Warrant will be entitled to receive, in addition to, and concurrently with the delivery of, the consideration otherwise due upon such Exercise, the rights set forth in such stockholder rights plan, unless such rights have separated from the Common Stock at such time, in which case, and only in such case, the Strike Price will be adjusted pursuant to Section 5(e)(i)(3)(A) (with a corresponding adjustment to the number of Underlying Shares of each Warrant pursuant to Section 5(e)(i)(6)) on account of such separation as if,

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at the time of such separation, the Company had made a distribution of the type referred to in such Section 5(e)(i)(3)(A) to all holders of Common Stock, subject to potential readjustment in accordance with the last paragraph of Section 5(e)(i)(3)(A).

(vii) Determination of the Number of Outstanding Shares of Common Stock. For purposes of Section 5(e)(i), the number of shares of Common Stock outstanding at any time will (1) include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock; and (2) exclude shares of Common Stock held in the Company’s treasury (unless the Company pays any dividend or makes any distribution on shares of Common Stock held in its treasury).

(viii) Rounding of Calculations. All calculations with respect to the Strike Price and adjustments thereto will be made to the nearest cent (with half of one cent rounded upwards), and all calculations with respect to the number of Underlying Shares of any Warrant and adjustments thereto will be made to the nearest 1/10,000th of a share of Common Stock (with 5/100,000ths rounded upward).

(ix) Notice of Strike Price and Number of Underlying Shares Adjustments. Upon the effectiveness of any adjustment to the Strike Price or the number of Underlying Shares of the Warrants pursuant to Section 5(e)(i), the Company will, as soon as reasonably practicable and no later than ten (10) Business Days after the date of such effectiveness, send notice to the Holders (with a copy to the Exercise Agent) containing (1) a brief description of the transaction or other event on account of which such adjustment was made; (2) the Strike Price in effect immediately after such adjustment; (3) a brief description of any corresponding adjustment to the number of Underlying Shares of each Warrant; and (4) the effective time of such adjustment.

(f) Voluntary Adjustments.

(i) Generally. To the extent permitted by law and applicable stock exchange rules, the Company, from time to time, may (but is not required to) decrease the Strike Price by any amount, or increase the number of Underlying Shares of each outstanding Warrant by any amount, if (1) the Board of Directors determines that such decrease or increase, as applicable, is in the Company’s best interest or that such decrease or increase, as applicable, is advisable to avoid or diminish any income tax imposed on holders of Common Stock or rights to purchase Common Stock as a result of any dividend or distribution of shares (or rights to acquire shares) of Common Stock or any similar event; (2) such decrease or increase, as applicable, is in effect for a period of at least twenty (20) Business Days; and (3) such decrease or increase, as applicable, is irrevocable during such period. An adjustment to the number of Underlying Shares of any Warrant pursuant to Section 5(e) or 5(f) will be effective without the need to notate the same on, or otherwise amend, the Certificate representing such Warrant.

(ii) Notice of Voluntary Adjustment. If the Board of Directors determines to decrease the Strike Price or increase the number of Underlying Shares of the Warrants pursuant to Section 5(e)(i), then, no later than the first Business Day of the related twenty (20) Business Day period referred to in Section 5(e)(i), the Company will send notice to each Holder (with a copy to the Exercise Agent) of

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such decrease or increase, as applicable, quantifying the amount thereof and stating the period during which such decrease or increase, as applicable, will be in effect.

(g) Effect of Common Stock Change Event.

(i) Generally. If there occurs any:

(1) recapitalization, reclassification or change of the Common Stock, other than (x) changes solely resulting from a subdivision or combination of the Common Stock, (y) a change only in par value or from par value to no par value or no par value to par value or (z) stock splits and stock combinations that do not involve the issuance of any other series or class of securities;

(2) consolidation, merger, combination or binding or statutory share exchange involving the Company;

(3) sale, lease or other transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person; or

(4) other similar event,

and, as a result of which, the Common Stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing (such an event, a “Common Stock Change Event,” and such other securities, cash or property, the “Reference Property,” and the amount and kind of Reference Property that a holder of one (1) share of Common Stock would be entitled to receive on account of such Common Stock Change Event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a “Reference Property Unit”), then, notwithstanding anything to the contrary in this Warrant Agreement,

(A) from and after the effective time of such Common Stock Change Event, (I) the consideration due upon Exercise of any Warrant will be determined in the same manner as if each reference to any number of shares of Common Stock (including any reference to the Underlying Shares) in this Section 5 or in Section 6, or in any related definitions, were instead a reference to the same number of Reference Property Units;

(B) if such Reference Property Unit includes, but does not consist entirely of, cash (it being understood, for the avoidance of doubt, that clause (C) below will apply instead of this clause (B) if such Reference Property Unit consists entirely of cash), then, from and after the effective time of such Common Stock Change Event, there will be deducted or removed, as applicable, from the Aggregate Strike Price otherwise payable to Exercise any Warrant pursuant to Section 5(c)(i), and from the cash that would otherwise be included in the Exercise Consideration due, pursuant to Section 5(d), to settle such Exercise, in each case pursuant to Physical Settlement, a cash amount equal to the product of (I) the number of Underlying Shares of such Warrant that are being so Exercised; and (II) the lesser of (x) the Strike Price on the Exercise Date for such Exercise; and (y) the amount of cash included in such Reference Property Unit;

(C) if such Reference Property Unit consists entirely of cash, then (I) from and after the effective time of such Common Stock Change Event, no

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delivery of the Aggregate Strike Price will be required to Exercise any Warrant; and (II) the Company will settle each Exercise of any Warrant whose Exercise Date occurs on or after the date of the effective time of such Common Stock Change Event by paying, on or before the tenth (10th) Business Day immediately after such Exercise Date, cash in an amount, equal to the product of (I) the number of Underlying Shares of such Warrant that are being so Exercised; and (II) the excess, if any, of (x) the amount of cash included in such Reference Property Unit over (y) the Strike Price (it being understood, for the avoidance of doubt, that the amount set forth in this clause (II) will be zero if the amount set forth in clause (x) is not greater than the amount set forth in clause (y)); and

(D) for these purposes, the Last Reported Sale Price of any Reference Property Unit or portion thereof that does not consist of a class of securities will be the fair value of such Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

If the Reference Property consists of more than a single type of consideration to be determined based in part upon any form of stockholder election, then the composition of the Reference Property Unit will be deemed to be the weighted average of the types and amounts of consideration actually received, per share of Common Stock, by the holders of Common Stock. The Company will notify the Holders of such weighted average as soon as practicable after such determination is made.

(ii) Execution of Supplemental Instruments. On or before the date the Common Stock Change Event becomes effective, the Company and, if applicable, the resulting, surviving or transferee Person (if not the Company) of such Common Stock Change Event (the “Successor Person”) will execute and deliver such supplemental instruments, if any, as the Company reasonably determines are necessary or desirable (which supplemental instruments will, for the avoidance of doubt, not require the consent of any Holder) to (y) provide for subsequent adjustments to the Strike Price and the number of Underlying Shares of the Warrants pursuant to Section 5(e)(i) in a manner consistent with this Section 5(g); and (z) contain such other provisions, if any, as the Company reasonably determines are appropriate to preserve the economic interests of the Holders and to give effect to Section 5(g)(i). If the Successor Person is not the Company, or the Reference Property includes shares of stock or other securities or assets (other than cash) of a Person other than the Successor Person, then the Company will cause such Successor Person or Person, as applicable, to execute and deliver a joinder to this Warrant Agreement assuming the obligations of the Company under this Warrant Agreement, or the obligation to deliver such Reference Property upon Exercise of the Warrants, as applicable.

(iii) Notice of Common Stock Change Event. The Company will provide notice of each Common Stock Change Event to Holders no later than the second (2nd) Business Day after the effective date of the Common Stock Change Event.

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(h) [Holder’s Exercise Limitations3

The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 5 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Exercise Notice, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 5(h), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 5(h) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of an Exercise Notice shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 5(h), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the transfer agent thereof setting forth the number of shares of Common Stock outstanding. Upon the written request of a Holder, the Company shall within two Trading Days confirm in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be [4.99%][9.99%][19.99%] of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 5(h), provided that the Beneficial Ownership Limitation in no event exceeds [9.99%] [19.99%] of the number of shares of

[3]	Note: this section, as well as the relevant thresholds, to be added in the execution version of the relevant Warrant at the election of each Subscriber.

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the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant held by the Holder and the provisions of this Section 5(h) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5(h) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.]

(i) No impairment. The Company will not, by amendment of its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, statutory share or interest exchange, division, conversion, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant Agreement and in taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders.

Section 6. Certain Provisions Relating to the Issuance of Common Stock.

(a) Equitable Adjustments to Prices. Whenever this Warrant Agreement requires the Company to calculate the average of the Last Reported Sale Prices, or any function thereof, over a period of multiple days (including to calculate or an adjustment to the Strike Price), the Company will make appropriate adjustments, if any, to those calculations to account for any adjustment to the Strike Price pursuant to Section 5(e)(i) that becomes effective, or any event requiring such an adjustment to the Strike Price where the Ex-Dividend Date, effective date or Expiration Date, as applicable, of such event occurs, at any time during such period.

(b) Reservation of Shares of Common Stock. At all times when any Warrant is outstanding, the Company will reserve (out of its authorized and not outstanding shares of Common Stock that are not reserved for other purposes), for delivery upon Exercise of the Warrants, a number of shares of Common Stock that would be sufficient to settle the Exercise of all Warrant(s) then outstanding (assuming, for these purposes, that each such Warrant is settled by the delivery of a number of shares of Common Stock equal to the number of Underlying Shares of such Warrant). The Company further covenants that its execution of this Warrant Agreement shall constitute full authority to its officers who are charged with the duty of issuing the necessary shares of Common Stock upon the exercise of the purchase rights under this Warrant Agreement. The Company will take all such actions as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the securities exchange or inter-dealer quotation system upon which the Common Stock may be listed or quoted. To the extent the Company delivers shares of Common Stock held in the Company’s treasury in settlement of any obligation under this Warrant Agreement to deliver shares of Common Stock, each reference in this Warrant Agreement to the issuance of shares of Common Stock in connection therewith will be deemed to include such delivery.

(c) Status of Shares of Common Stock; Covenant Regarding Par Value. Each share of Common Stock delivered upon Exercise of any Warrant of any Holder will be a newly issued or treasury share and will be duly authorized, validly issued, fully paid, non-assessable, free from preemptive rights and free of any lien or adverse claim (except to the extent of any lien or adverse claim created by the action or inaction of such Holder or the Person to whom such share of Common Stock will be delivered). If the

28

Common Stock is then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Company will use commercially reasonable efforts to cause each such share of Common Stock, when so delivered, to be admitted for listing on such exchange or quotation on such system. The Company will not engage in any transaction or take any action that would cause the Strike Price to be less than the par value per share of Common Stock.

(d) Taxes Upon Issuance of Common Stock. The Company will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue of any shares of Common Stock upon Exercise of any Warrant of any Holder, except any tax or duty that is due because such Holder requests those shares to be registered in a name other than such Holder’s name.

Section 7. Calculations.

(a) Responsibility; Schedule of Calculations. Except as otherwise provided in this Warrant Agreement, the Company will be responsible for making all calculations called for under this Warrant Agreement or the Warrants, including determinations of the Strike Price and the Last Reported Sale Prices. The Company will make all calculations in good faith, and, absent manifest error, its calculations will be final and binding on all Holders. The Company will provide a schedule of such calculations to any Holder upon written request.

(b) Calculations Aggregated for Each Holder. The composition of the Exercise Consideration due upon Exercise of any Warrant of any Holder will be computed based on the total number of Warrants of such Holder being Exercised with the same Exercise Date. Any cash amounts due to such Holder in respect thereof will, after giving effect to the preceding sentence, be rounded to the nearest cent.

Section 8. Miscellaneous.

(a) Notices.

(i) Notices to Holders. All notices or communications required to be made to a Holder pursuant to this Warrant Agreement must be made in writing and will be deemed to be duly sent or given in writing if (1) mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to its address shown on the Register; or (2) transmitted by facsimile or by electronic transmission or other similar means of unsecured electronic communication to the facsimile or electronic address, as applicable, of such Holder shown on the Register, provided receipt of such facsimile or electronic transmission or communication is acknowledged. The failure to send a notice or communication to a Holder, or any defect in such notice or communication, will not affect its sufficiency with respect to any other Holder.

(ii) Notice Effectiveness. If a notice or communication is mailed or sent in the manner provided above in this Section 8(a) within the time prescribed, it will be deemed to have been duly given, whether or not the addressee receives it (except to the extent, but only to the extent, acknowledgement of receipt is expressly required by this Section 8(a)).

(b) Stamp and Other Taxes The Company will be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any Exercise, payment, or issuance made under, from the execution, delivery, performance or enforcement of, or otherwise with respect to, this Warrant Agreement, except any such tax that is due because a Holder requests

29

any shares of Common Stock due upon Exercise of any Warrant of such Holder to be registered in a name other than such Holder’s name.

(c) Governing Law; Waiver of Jury Trial. THIS WARRANT AGREEMENT AND THE WARRANTS, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS WARRANT AGREEMENT OR THE WARRANTS, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE COMPANY AND EACH HOLDER (BY ITS ACCEPTANCE OF ANY WARRANT) IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS WARRANT AGREEMENT, THE WARRANTS OR THE TRANSACTIONS CONTEMPLATED BY THIS WARRANT AGREEMENT OR THE WARRANTS.

(d) Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Warrant Agreement or the transactions contemplated by this Warrant Agreement may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York, in each case located in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party’s address set forth in Section 8(a) will be effective service of process for any such suit, action or proceeding brought in any such court. Each of the Company and each Holder (by its execution and delivery of this Warrant Agreement or by its acceptance of any Warrant) irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waives and agrees not to plead or claim any such suit, action or other proceeding has been brought in an inconvenient forum.

(e) No Adverse Interpretation of Other Agreements. Neither this Warrant Agreement nor the Warrants may be used to interpret any other agreement of the Company or its Subsidiaries or of any other Person, and no such other agreement may be used to interpret this Warrant Agreement or the Warrants.

(f) Successors; Benefits of Warrant Agreement. All agreements of the Company in this Warrant Agreement and the Warrants will bind its successors. Subject to the preceding sentence, this Warrant Agreement is for the sole benefit of the parties hereto and for the Holders, as such, from time to time, and nothing in this Warrant Agreement, or anything that may be implied from any provision of this Warrant Agreement, will confer on any other Person any right, claim or remedy.

(g) Severability. If any provision of this Warrant Agreement or the Warrants is invalid, illegal or unenforceable, then the validity, legality and enforceability of the remaining provisions of this Warrant Agreement or the Warrants will not in any way be affected or impaired thereby.

(h) Counterparts. The parties may sign any number of copies of this Warrant Agreement. Each signed copy will be an original, and all of them together represent the same agreement. Delivery of an executed counterpart of this Warrant Agreement by facsimile, electronically in portable document format or in any other format will be effective as delivery of a manually executed counterpart.

(i) Table of Contents, Headings, Etc. The table of contents and the headings of the Sections and sub-Sections of this Warrant Agreement have been inserted for convenience of reference only, are not to be considered a part of this Warrant Agreement and will in no way modify or restrict any of the terms or provisions of this Warrant Agreement.

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(j) Withholding Taxes. Each Holder of a Warrant agrees that if the Company or other applicable withholding agent pays withholding taxes or backup withholding on behalf of such Holder or beneficial owner as a result of an adjustment or the non-occurrence of an adjustment to the Strike Price or the number of Underlying Shares of the Warrants, then the Company or such withholding agent, as applicable, may, at its option, set off such payments against payments of cash or the delivery of other Exercise Consideration on such Warrant, any payments on the Common Stock or sales proceeds received by, or other funds or assets of, such Holder or the beneficial owner of such Warrant.

(k) Entire Agreement. This Warrant Agreement, including all Exhibits hereto, together with the Registration Rights Agreement constitute the entire agreement of the Parties with respect to the specific subject matter covered hereby and thereby, and supersedes in their entirety all other agreements or understandings between or among the parties with respect to such specific subject matter.

(l) No Other Rights. The Warrants will confer no rights to the Holders thereof except as provided in this Warrant Agreement. For the avoidance of doubt, and without limiting the operation of Sections 5(e)(v), 5(e)(ii)(1) and 5(c)(ii), and the provisos to Sections 5(e)(i)(3)(A) and 5(e)(i)(4), the Warrants will not confer to the Holders thereof any rights as stockholders of the Company.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

31

IN WITNESS WHEREOF, the parties to this Warrant Agreement have caused this Warrant Agreement to be duly executed as of the date first written above.

NEW PLUTO GLOBAL, INC.

By:
Name:
Title:

32

[INITIAL HOLDER #1 LEGAL NAME]

By:
Name:
Title:

Contact Information:

Address:

Attention:

Facsimile Number:

Email Address:

33

EXHIBIT A

FORM OF WARRANT

[Insert Restricted Security Legend, if applicable]

New Pluto Global, Inc.

Warrants

Certificate No. [___]

New Pluto Global, Inc., a Delaware corporation (the “Company”), certifies that [___] is the registered owner of [__] Warrants represented by this certificate (this “Certificate”). The initial number of Underlying Shares of the Warrant(s) represented by this Certificate is [__] shares of Common Stock, which number is subject to adjustment as provided in the Warrant Agreement referred to below.

The terms of the Warrants are set forth in the Warrant Agreement, dated as of [__], between the Company and the initial Holders (the “Warrant Agreement”). Capitalized terms used in this Certificate without definition have the respective meanings ascribed to them in the Warrant Agreement.

Additional terms of this Certificate are set forth on the other side of this Certificate.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

A-1

IN WITNESS WHEREOF, New Pluto Global, Inc. has caused this instrument to be duly executed as of the date set forth below.

NEW PLUTO GLOBAL, INC.

Date:	By:
Name:
Title:

A-2

New Pluto Global, Inc.

Warrants

This Certificate represents one or more duly issued and outstanding Warrants having an initial number of Underlying Shares as set forth on the face of this Certificate. Certain terms of the Warrants are summarized below. Notwithstanding anything to the contrary in this Certificate, to the extent that any provision of this Certificate conflicts with the provisions of the Warrant Agreement, the provisions of the of the Warrant Agreement will control.

1. Method of Payment. Cash amounts due on the Warrants represented by this Certificate will be paid in the manner set forth in Section 3(d) of the Warrant Agreement.

2. Persons Deemed Owners. The Person in whose name this Certificate is registered will be treated as the owner of the Warrant(s) represented by this Certificate for all purposes, subject to Section 3(j) of the Warrant Agreement.

3. Transfers and Exchanges. All Warrants will be in registered form. Subject to the terms of the Warrant Agreement, the Holder of the Warrant(s) represented by this Certificate may transfer or exchange such Warrant by presenting this Certificate to the Registrar and delivering any required documentation or other materials.

4. No Right of Redemption by the Company. The Company will not have the right to redeem the Warrants at its election.

5. Exercise Rights. The Warrants will be Exercisable for Exercise Consideration in the manner, and subject to the terms, set forth in Section 5 of the Warrant Agreement.

6. Abbreviations. Customary abbreviations may be used in the name of a Holder or its assignee, such as TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (custodian), and U/G/M/A (Uniform Gift to Minors Act).

* * *

To request a copy of the Warrant Agreement, which the Company will provide to any Holder at no charge, please send a written request to the following address:

New Pluto Global, Inc.

[Address]

Attention: Chief Financial Officer

A-3

EXERCISE NOTICE

New Pluto Global, Inc.

Subject to the terms of the Warrant Agreement, by executing and delivering this Exercise Notice, the undersigned Holder of the Warrant(s) identified below directs the Company to Exercise (check one):

☐	all of the Underlying Shares of the Warrants

☐	* Underlying Shares of the Warrant(s)

identified by Certificate No.     .

Settlement Method (check one):

☐	Physical Settlement.

☐	Cashless Settlement.

(If Physical Settlement) Aggregate Strike Price:

☐	Cash in an amount equal to $ .

(Optional) Identify account within the United States to which any cash Exercise Consideration will be wired:

Bank Routing Number:

SWIFT Code:

Bank Address:

Account Number:

Account Name:

Date:
(Legal Name of Holder)

By:
Name:
Title:

*	Must be a whole number.

A-4

ASSIGNMENT FORM

New Pluto Global, Inc.

Subject to the terms of the Warrant Agreement, the undersigned Holder of the Warrant(s) identified below assigns (check one):

☐	all of the Underlying Shares of the Warrants

☐	[1] Warrant(s)

identified by Certificate No.     , and all rights thereunder, to:

Name:

Address:

Social security or tax identification number:

and irrevocably appoints:

as agent to transfer the within Warrant(s) on the books of the Company. The agent may substitute another to act for him/her.

Date:
(Legal Name of Holder)

By:
Name:
Title:

[1]	Must be a whole number.

A-5

EXHIBIT B

FORM OF RESTRICTED SECURITY LEGEND

THE OFFER AND SALE OF THIS SECURITY AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY AND SUCH SHARES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT; OR (B) PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

EXHIBIT B

FORM OF ASSIGNMENT AGREEMENT

[•], 202_

Paramount Global

New Pluto Global, Inc.

[ADDRESS]

Ladies and Gentlemen:

Pursuant to the Subscription Agreement dated as of _______, 2024 (the “Subscription Agreement”), by and among Paramount Global, a Delaware corporation (the “Company”), New Pluto Global, Inc., a newly formed Delaware corporation that is a wholly owned subsidiary of the Company (“Newco”), and [SUBSCRIBER] (the “Assignor”), the Assignor subscribed for: (a) [•] shares of Newco Class B Common Stock at the Purchase Price (“Commitment”), and (b) [•] Subscribed Warrants. The Assignor and the Assignee each hereby give notice to the Company and Newco of the assignment (the “Assignment”) by the Assignor of a portion of its Commitment to _____________ (the “Assignee”), constituting (i) ______ shares of Newco Class B Common Stock, and (ii) [_____________Warrants (collectively, the “Assigned Securities”). Capitalized terms used herein but not otherwise defined in this Assignment of Commitment (this “Assignment”) shall have the meanings ascribed to such terms in the Subscription Agreement.

The Assignor and the Assignee hereby agree as follows:

1. Assignment.

(a) The Assignor hereby assigns, transfers and conveys all of its rights, benefits, duties, obligations, liabilities, title and interest in the Assigned Securities under the Subscription Agreement to Assignee.

(b) The Assignee hereby accepts the Assignment pursuant to Section 1(a) above, and agrees with the Assignor, the Company and Newco that the Assignee will be bound in all respects by the Subscription Agreement as if an ab initio signatory thereto and will perform all obligations and assume all rights and liabilities of the Assignor in relation to the Assigned Securities (including, without limitation, the obligation to pay on the Closing Date the applicable portion of the Purchase Price for, and the right to receive and become the record holder of, the Assigned Securities).

2. Representations of the Assignor. The Assignor represents and warrants that it is the legal and beneficial owner of the subscription rights set forth in the Subscription Agreement and has full power and authority to transfer to the Assignee its rights to subscribe for the Assigned Securities. The execution, delivery and performance by the Assignor of this Subscription Agreement have been duly authorized by all necessary action on behalf of the Assignor. This

Subscription Agreement has been duly executed and delivered by the Assignor and this Subscription Agreement and the Subscription Agreement constitute valid and binding obligations of the Assignor in respect of the Assigned Securities, enforceable in accordance with their respective terms.

3. Representations of the Assignee.

(a) The Assignee represents and warrants that it has full power and authority to consummate the transactions contemplated hereunder including to subscribe for the Assigned Securities. The execution, delivery and performance by the Assignee of this Subscription Agreement have been duly authorized by all necessary action on behalf of the Assignee. This Subscription Agreement has been duly executed and delivered by the Assignee and this Subscription Agreement and the Subscription Agreement constitute valid and binding obligations of the Assignee in respect of the Assigned Securities, enforceable in accordance with their respective terms (as if the Assignee was a signatory to the Subscription Agreement with respect to the Assigned Securities).

(b) The Assignee hereby agrees to be bound by and, without prejudice to the generality of the foregoing, hereby gives the representations, warranties and other undertakings of Subscriber contained in the Subscription Agreement in relation to the Assigned Securities, as if all such representations, warranties and other undertakings were repeated at the date of this Subscription Agreement with respect to Assignee instead of Assignor, mutatis mutandis. In connection therewith, the Assignee has completed the questionnaire(s) set forth on Annex A attached hereto.

4. Covenants of the Assignee. The Assignee agrees and covenants that it will be bound by the terms of the Subscription Agreement relating to the Assigned Securities (including, without limitation, to pay the applicable portion of the Purchase Price therefor on the Closing Date).

5. Release of Assignor’s Obligations. Unless the Company has provided its prior written consent to the Assignment, the Assignor shall remain liable to the Company and Newco for all of its duties, liabilities and obligations under the Subscription Agreement in the event of any default by the Assignee hereunder.

6. Further Assurances. Each of the parties hereto hereby agrees with each other to do all acts, matters and things which may be necessary or reasonably desirable to give effect to the matters contemplated in this Subscription Agreement.

7. Miscellaneous. Section 6 of the Subscription Agreement (Miscellaneous) shall apply to this Subscription Agreement, mutatis mutandis, as if set forth herein.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Assignee has executed or caused this Assignment Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Assignee:	State/Country of Formation or Domicile:

By:

Name:

Title:

Name in which shares are to be registered (if different):	Date: ______________, 202_

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:__________________	Attn:__________________

Telephone No.:	Telephone No.:

Number of Shares Being Assigned:

Purchase Price for Assigned Shares:

[Number of Warrants Being Assigned:]

[ATTACH COMPLETED ANNEX A FROM SUBSCRIPTION AGREEMENT FOR ASSIGNEE]

IN WITNESS WHEREOF, the Assignor has executed or caused this Assignment Agreement to be executed by its duly authorized representative as of the date set forth below.

[SUBSCRIBER]

By:

Name:

Title:

Date: ____________, 202_

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

** OR **

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐

Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

** AND **

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

[Specify which tests:    ]

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

Exhibit 10.1

Execution Version

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of July 7, 2024, is entered into by and among Skydance Media, LLC, a California limited liability company (“Skydance”), Paramount Global, a Delaware corporation (“Paramount”), and the stockholders of Paramount listed on the signature pages hereto (each, a “Stockholder” and, collectively, the “Stockholders”). Each of Skydance, Paramount and the Stockholders are sometimes referred to individually as a “Party” and collectively as the “Parties”. All capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Transaction Agreement (as defined below); provided that, with respect to any Stockholder, the terms “Affiliate” and “Representative” as used in this Agreement shall exclude Paramount and any entity that is controlled by Paramount.

WHEREAS, as of the date hereof, each Stockholder is the record and/or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of Paramount Class A Shares and/or Paramount Class B Shares set forth next to such Stockholder’s name on Schedule A hereto (all such Paramount Shares and any securities convertible into or exercisable or exchangeable or redeemable for Paramount Shares with respect to such Stockholder, together with any New Shares (as defined below) collectively, the “Subject Shares”);

WHEREAS, Skydance, each of the Upstream Blocker Holders, Paramount, New Paramount, Paramount Merger Sub, Paramount Merger Sub II and Skydance Merger Sub have entered into a Transaction Agreement, dated as of the date hereof (as it may be amended, restated, supplemented or otherwise modified from time to time in compliance with this Agreement, the “Transaction Agreement”), pursuant to which, among other things, the parties thereto will consummate the Transactions, including the Mergers, upon the terms and subject to the conditions set forth in the Transaction Agreement;

WHEREAS, prior to the execution and delivery of this Agreement, the Paramount Special Committee has (a) determined that the Transaction Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions set forth in the Transaction Agreement, are advisable and in the best interests of Paramount and its Public Stockholders and (b) made the Paramount Special Committee Recommendation;

WHEREAS, prior to the execution and delivery of this Agreement, the Paramount Board has, acting upon the Paramount Special Committee Recommendation, (a) determined that the Transaction Agreement and the Transactions are advisable and in the best interests of Paramount and its stockholders, (b) approved and declared advisable the Transaction Agreement and the Transactions, (c) authorized and approved the execution, delivery and performance by Paramount of the Transaction Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Transaction Agreement and (d) made the Paramount Board Recommendation;

WHEREAS, as a condition and inducement to the willingness of each of Skydance and Paramount to enter into the Transaction Agreement, each Stockholder has agreed to enter into this Agreement.

1

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE I

WRITTEN CONSENT; AGREEMENT TO VOTE

1.1 Written Consent. Prior to the execution of this Agreement, each Stockholder that as of the date hereof is a record owner of Paramount Class A Shares duly executed and validly delivered to Paramount a written consent in the form attached as Exhibit E to the Transaction Agreement (the “Written Consent”) covering all of such Stockholder’s Subject Shares and adopting the Transaction Agreement and approving the Transactions. Each Stockholder (a) acknowledges and agrees that the affirmative vote or approval of the holders of a majority of the Paramount Class A Shares outstanding as of the effective date of the Written Consent in favor of approving the Transaction Agreement and the consummation of the Transactions is necessary to approve the Transaction Agreement and the consummation of the Transaction and, (b) irrevocably and unconditionally agrees that the Written Consent may not be revoked, superseded or modified in any way the Written Consent, unless and until this Agreement shall have been validly terminated in accordance with Section 6.2. In the event that the Transaction Agreement is modified or amended in accordance with its terms after the execution of the Written Consent and such modification or amendment is not materially adverse to a Stockholder (in its capacity as such) (it being acknowledged and agreed that neither any increase in the Paramount Merger Consideration nor any modification or amendment agreed to by Skydance and Paramount (acting on the recommendation of the Paramount Special Committee) pursuant to Section 6.6(b) of the Transaction Agreement or Section 6.6(c) of the Transaction Agreement is adverse to any Stockholder), such Stockholder shall promptly (and in any event within one (1) Business Day) duly execute and validly deliver (or cause the holder of record of its Subject Shares to duly execute and validly deliver) to Skydance and Paramount a modified version of the Written Consent (in a form approved by the Stockholders, Skydance and Paramount (acting upon the recommendation of the Paramount Special Committee), such approval not to be unreasonably withheld, conditioned or delayed), covering all of such Stockholder’s Subject Shares and adopting the Transaction Agreement (as modified or amended) and approving the Transactions.

1.2 Agreement to Vote. Subject to the terms of this Agreement, each Stockholder hereby irrevocably and unconditionally agrees that, prior to the valid termination of this Agreement in accordance with Section 6.2, at any annual or special meeting of the stockholders of Paramount, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Paramount, such Stockholder shall (or shall cause the holder of record of its Subject Shares to), in each case to the fullest extent that such Stockholder’s Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) any written consents with respect to, all of its Subject Shares (i) to the extent the Written Consent becomes revoked, superseded or modified in any way, and provided the Transaction Agreement has not been modified or amended in a manner materially adverse to a Stockholder (in its capacity as such), in favor of the adoption

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of the Transaction Agreement and the approval of the Transactions and any other matters necessary or reasonably requested by Skydance or Paramount (acting upon the recommendation of the Paramount Special Committee) for the timely consummation of the Transactions (it being understood that the terms Transaction Agreement and Transactions shall for purposes of this clause (i) refer to such agreement and transactions as modified or amended); (ii) against any action, agreement or transaction that would reasonably be expected to result in any of the conditions set forth in Article VIII of the Transaction Agreement not being timely satisfied; (iii) against any change in the Paramount Board to elect directors affiliated with the proponent(s) of any Acquisition Proposal; (iv) against any Acquisition Proposal or any other proposal made in opposition to the Transaction Agreement, the Mergers or the Transactions; and (v) against any other action, agreement or transaction involving Paramount that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Transactions (provided that the foregoing clauses (i) through (v) shall not require the Stockholder to vote against any Acquisition Proposal or any other proposal made in opposition to the Transaction Agreement, the Mergers or the Transactions, if (and only if) Paramount has validly terminated the Transaction Agreement in accordance with Section 9.1(f) of the Transaction Agreement). Until the consummation of the Closing, each Stockholder shall (or shall cause the holder of record of its Subject Shares to) (x) retain at all times the right to vote its respective Subject Shares in such Stockholder’s sole discretion on any matters other than those set forth in this Section 1.2 that are at any time or from time to time presented for consideration to Paramount’s stockholders generally and (y) not consent, in its capacity as a stockholder of Paramount, to matters inconsistent with the voting obligations set forth in the preceding clauses (b)(ii) through (b)(v). Except as set forth in this Section 1.2, nothing in this Agreement shall limit the right of any Stockholder to vote in favor of, against or abstain with respect to any matter presented to the stockholders of Paramount.

1.3 Limited Exception. Notwithstanding the restrictions set forth in Section 1.2 and Section 5.1(a), in the event that the Paramount Special Committee determines that an Acquisition Proposal made by a third-party person (such person, the “Go-Shop Bidder”) during the Go-Shop Period would constitute a Superior Proposal subject only to the support of the Specified Stockholders in favor of such Acquisition Proposal (“Go-Shop Proposal”), then the Stockholders may execute and deliver to the Go-Shop Bidder and Paramount an Acceptable Voting Agreement in their sole discretion. For purposes of this Agreement, an “Acceptable Voting Agreement” means a voting agreement entered into by Paramount, the Go-Shop Bidder and the Stockholders (including the Specified Stockholders) in respect of the Go-Shop Proposal that would become effective with respect to its obligations to support such other transactions and cease supporting the Transactions upon (and only upon) the valid termination of the Transaction Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder represents and warrants, on its own account with respect to the Subject Shares beneficially owned by such Stockholder, to Skydance and Paramount as to such Stockholder on a several basis that:

2.1 Authorization; Binding Agreement. The Stockholder has full legal capacity and authority to enter into this Agreement and carry out its obligations hereunder. If the Stockholder

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is not a natural person, (a) the Stockholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and (b) the execution and delivery of this Agreement by the Stockholder has been duly and validly authorized by all necessary entity action on the part of the Stockholder, and no other entity proceedings on the part of the Stockholder are necessary to authorize this Agreement or to perform such Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the other Parties, constitutes a valid and binding agreement of the Stockholder enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

2.2 Non-Contravention. Neither the execution and delivery of this Agreement by the Stockholder nor the performance by such Stockholder of its obligations hereunder (a) require any consent, approval, authorization or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Body on the part of the Stockholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal securities laws and the rules and regulations promulgated thereunder, (b) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval from, or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any Contract to which the Stockholder is a party or by which the Stockholder or any of its assets may be bound, (c) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Encumbrance on any assets (including Subject Shares) of the Stockholder (other than one created by Skydance or this Agreement or under applicable securities Laws), or (d) violate any Laws applicable to the Stockholder or by which any of its assets (including Subject Shares) are bound, except as would not, in the case of each of clauses (a) through (d), reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to timely perform its obligations under this Agreement.

2.3 Ownership of Subject Shares; Total Shares. The Stockholder is, as of the date hereof, and at all times during the term of this Agreement will be, the sole record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of such Stockholder’s Subject Shares, free and clear of any Encumbrance, except for (i) any such Encumbrance that may be imposed pursuant to this Agreement, (ii) Transfer (as defined below) restrictions of general applicability as may be provided under the Securities Act or other applicable Laws, and (iii) any Encumbrance disclosed or contemplated in the NAI Stock Purchase Agreement. The number of Paramount Class A Shares set forth next to such Stockholder’s name on Schedule A constitute all of the shares of “voting stock” of Paramount of which such Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) as of the date hereof. Without limiting the foregoing, as of the date hereof, other than the Subject Shares and other than as set forth in filings with the SEC made prior to the date hereof, the Stockholder does not own beneficially or of record, and does not have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any Paramount Shares (or any securities convertible into or exercisable or exchangeable or redeemable for Paramount Shares) or any interest therein.

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2.4 Voting Power. The Stockholder has full voting power with respect to all of the Subject Shares beneficially owned by such Stockholder, and, other than as disclosed or contemplated in the NAI Stock Purchase Agreement, full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of its Subject Shares. None of such Stockholder’s Subject Shares are subject to any stockholders’ agreement (other than the certificate of incorporation, bylaws or other similar organizational documents of Paramount), proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder. Other than as disclosed or contemplated in the NAI Stock Purchase Agreement, the Stockholder has not entered into any Contract that is inconsistent with, or would in any way restrict, limit or interfere with, the performance of the Stockholder’s obligations hereunder.

2.5 Reliance. The Stockholder understands and acknowledges that each of Skydance and Paramount is entering into the Transaction Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.6 Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending against, or, to the actual knowledge of the Stockholder, threatened in writing against the Stockholder or any of its assets (including Subject Shares ) beneficially or of record owned by the Stockholders before or by any Governmental Body that would reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder (including, for the avoidance of doubt, the due execution and valid delivery of the Written Consent, as applicable).

2.7 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, from Paramount, New Paramount or the Merger Subs in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder.

2.8 Binding Arrangements. As of immediately prior to the Closing (as defined in the NAI Stock Purchase Agreement), such Stockholder will not have any current plan or binding arrangement in place to sell, transfer or otherwise dispose of any New Paramount Shares held by the Stockholder at Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SKYDANCE

Skydance represents and warrants to the Stockholder and Paramount that:

3.1 Authorization; Binding Agreement. Skydance has full legal capacity and authority to enter into this Agreement and carry out its obligations hereunder. Skydance is a legal entity, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The execution and delivery of this Agreement by Skydance has been duly and validly authorized by all necessary limited liability company action on the part of Skydance, and no other limited liability company proceedings on the part of Skydance are necessary to authorize this Agreement or to perform its obligations hereunder. This Agreement has been duly and validly

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executed and delivered by Skydance and, assuming due authorization, execution and delivery by the other Parties, constitutes a valid and binding agreement of Skydance enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

3.2 Non-Contravention. None of the execution and delivery by Skydance of this Agreement or the performance by Skydance of its obligations hereunder will (a) result in a violation or breach of any Contract to which Skydance is a party or by which Skydance may be bound, (b) violate any Law or Order applicable to Skydance or (c) violate any constituent or organizational documents of Skydance, except as would not, in the case of each of clauses (a) and (b), reasonably be expected to have, individually or in the aggregate, a material adverse effect on Skydance’s ability to perform its obligations under this Agreement.

3.3 Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending against, or, to the actual knowledge of Skydance, threatened in writing against, Skydance before or by any Governmental Body that would reasonably be expected to prevent or materially delay or impair the ability of Skydance to perform its obligations hereunder.

3.4 Paramount Ownership. Neither Skydance nor its subsidiaries or controlled or controlling affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of capital stock or other equity securities of Paramount or any economic rights to acquire any shares of capital stock or other equity securities of, or any other economic interest (through derivative securities or otherwise) in, Paramount except pursuant to the Transaction Agreement, the NAI Stock Purchase Agreement, the Subscription Agreements and the ancillary agreements and transactions contemplated by each of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARAMOUNT

Paramount represents and warrants to the Stockholder and Skydance that:

4.1 Authorization; Binding Agreement. Paramount has full legal capacity and authority to enter into this Agreement and carry out its obligations hereunder. Paramount is a legal entity, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The execution and delivery of this Agreement by Paramount has been duly and validly authorized by all necessary corporate action on the part of Paramount, and no other corporate proceedings on the part of Paramount are necessary to authorize this Agreement or to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Paramount and, assuming due authorization, execution and delivery by the other Parties, constitutes a valid and binding agreement of Paramount enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

4.2 Non-Contravention. None of the execution and delivery by Paramount of this Agreement or the performance by Paramount of its obligations hereunder will (a) result in a violation or breach of any Contract to which Paramount is a party or by which Paramount may be bound, (b) violate any Law or Order applicable to Paramount or (c) violate any constituent or organizational documents of Paramount, except as would not, in the case of each of clauses (a)

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and (b), reasonably be expected to have, individually or in the aggregate, a material adverse effect on Paramount’s ability to perform its obligations under this Agreement.

4.3 Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending against, or, to the actual knowledge of Paramount, threatened in writing against, Paramount before or by any Governmental Body that would reasonably be expected to prevent or materially delay or impair the ability of Paramount to perform its obligations hereunder.

ARTICLE V

ADDITIONAL COVENANTS

Each Stockholder hereby covenants and agrees that:

5.1 No Transfer; No Inconsistent Arrangements.

(a) From and after the date hereof and until this Agreement is validly terminated in accordance with Section 6.2, each Stockholder agrees it shall not, directly or indirectly, without the prior written consent of Skydance and Paramount (acting upon the recommendation of the Paramount Special Committee), other than with respect to actions expressly permitted under the terms of the NAI Stock Purchase Agreement (including the Buyer Provided Financing (as defined therein) contemplated in Section 7.23 thereof) (without giving effect to any amendment thereof to which Paramount (acting upon the recommendation of the Paramount Special Committee) has not consented if, and only if, Paramount has an express right to consent to such amendment), (i) other than with respect to Encumbrances existing as of the date hereof, create or permit to exist any Encumbrance on any of such Stockholder’s Subject Shares, (ii) transfer, sell, assign, gift, hedge, lend, pledge or otherwise dispose of (including by sale or merger, by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise), either voluntarily or involuntarily, or enter into any derivative arrangement with respect to (collectively, “Transfer”) any of such Stockholder’s Subject Shares, or any right, title or interest therein (including any right or power to vote to which such Stockholder may be entitled) (or consent to any of the foregoing), (iii) enter into (or cause to be entered into) any Contract with respect to any Transfer of such Stockholder’s Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of such Stockholder’s Subject Shares, (v) deposit or permit the deposit of any of such Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Stockholder’s Subject Shares, (vi) enter into any Contract or otherwise take any other action that is inconsistent with, or would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or otherwise make any representation or warranty of such Stockholder herein untrue or incorrect as though made on the date of such Contract or action or (vii) approve or consent to any of the foregoing. Any action taken in violation of the foregoing sentence shall be null and void ab initio.

(b) If any involuntary Transfer of any of the Stockholder’s Subject Shares shall occur (including, but not limited to, a sale by any Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which

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shall continue in full force and effect until the valid termination of this Agreement in accordance with Section 6.2.

(c) Notwithstanding the foregoing, the Stockholder may make Transfers of its Subject Shares (i) with the prior written consent of both Skydance and Paramount (acting upon the recommendation of the Paramount Special Committee) and (ii) to a Permitted Transferee (as defined in the NAI Stock Purchase Agreement), and, in the case of the Specified NAI Entities, in accordance with the terms of the NAI Stock Purchase Agreement, provided that, in each case, the transferee of the Transfer shall have, prior to any such Transfer, executed and delivered to Skydance and Paramount a counterpart to this Agreement pursuant to which such transferee shall be bound by all of the terms and provisions of this Agreement and agree and acknowledge that such Person shall constitute a “Stockholder” for all purposes of this Agreement.

(d) Each Stockholder shall not take any action to cause the conversion of such Stockholder’s Subject Shares that are Paramount Class A Shares into Paramount Class B Shares. Each Stockholder agrees that such Stockholder shall not request that Paramount register the conversion (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of the Stockholder’s Subject Shares that are Paramount Class A Shares into Paramount Class B Shares. Any conversion of shares of Paramount Class A Shares in violation of this Agreement shall, to the fullest extent permitted by Law, be null and void ab initio.

5.2 No Exercise of Appraisal Rights. The Stockholder irrevocably waives and agrees not to exercise any appraisal rights or dissenters’ rights in respect of such Stockholder’s Subject Shares that may arise in connection with the Transactions, including the New Paramount Merger, and agrees not to commence, participate in, assist or knowingly encourage in any way any Legal Proceeding to seek (or demand or file any petition related to) appraisal rights or dissenters’ rights in connection with the Transactions.

5.3 Public Announcements, Documentation and Information. None of the Stockholder or its Affiliates or its or their respective Representatives acting on its or their behalf shall issue or cause the publication of any press release or otherwise make any public statement, disclosure, or communication with respect to the Transactions (including this Agreement) except (x) to the extent required by any applicable Law or (y) with the prior written consent of Skydance and Paramount. Each Stockholder consents to and hereby authorizes Paramount or New Paramount, as applicable, and to the extent that Paramount or New Paramount reasonably determines to be necessary in connection with the Transactions, including the preparation or filing of the Information Statement or the Registration Statement, as applicable, to publish and disclose the Stockholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of the Stockholder’s commitments and obligations under this Agreement (provided that the Stockholders shall have a reasonable opportunity to review and approve that portion of any disclosure that identifies the Stockholder by name prior to any such filing, such approval not to be unreasonably withheld, conditioned or delayed). Each Stockholder acknowledges that Paramount or New Paramount, as applicable, may (provided that such Stockholder shall have a reasonable opportunity to review and approve that portion of any disclosure that identifies the Stockholder by name prior to any such filing, so long as such approval is not unreasonably withheld, conditioned or delayed) file this Agreement or a form hereof with the SEC or any other Governmental Body, as required by law, regulation, or legal or judicial process. Each Stockholder agrees to promptly give

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Paramount and New Paramount any information that Paramount or New Paramount may reasonably request for the preparation of any such disclosure documents, and the Stockholder agrees to promptly notify Paramount and New Paramount of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such documents, if and to the extent that any such information shall have become false or misleading in any material respect.

5.4 New Shares; Adjustments. Any shares of capital stock or other equity securities of Paramount that are issued to any Stockholder, or that any Stockholder acquires record or beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, after the date of this Agreement and prior to the valid termination of this Agreement in accordance with Section 6.2, whether pursuant to purchase, exercise, exchange (including in connection with the Transactions) or conversion of, or other transaction involving any and all options, rights or other securities (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised the Subject Shares as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Paramount affecting any Subject Shares, the terms of this Agreement shall apply to the resulting securities and the term “Subject Shares” shall be deemed to refer to and include such securities.

5.5 Waiver of Certain Legal Proceedings. Each Stockholder hereby agrees not to commence, assist or knowingly encourage in any way, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any Legal Proceeding, derivative or otherwise, against Skydance, Paramount, New Paramount, any Blocker Holder or any of their respective Affiliates and each of their respective successors and assigns and their respective directors and officers (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Transaction Agreement (including any claim seeking to enjoin or delay the Closing or challenging the validity of the Written Consent or its delivery), except to enforce the terms thereof, or (ii) alleging a breach of any fiduciary duty owed to Paramount of the Paramount Special Committee, the Paramount Board (or the directors serving on the Paramount Special Committee or the Paramount Board) or Paramount or any of their respective Affiliates or Representatives in connection with the Transaction Agreement, this Agreement or the Transactions (including the negotiation of or entry into any such agreement).

5.6 Amendment of the NAI Stock Purchase Agreement. Each Stockholder hereby agrees that it shall not, and shall cause its respective Affiliates not to amend, waive or modify the NAI Stock Purchase Agreement or any Ancillary Agreement (as defined in the NAI Stock Purchase Agreement) in any manner that would reasonably be expected to delay beyond the End Date, materially impede or prevent the consummation of the transactions contemplated thereunder without the prior written consent of Paramount (acting upon the recommendation of the Paramount Special Committee).

5.7 Actions Permitted Under the NAI Stock Purchase Agreement. Notwithstanding anything to the contrary contained in any provision hereof, nothing in this Agreement shall (i) restrict or impair any rights of National Amusements, Inc., its Subsidiaries (as defined in the NAI Stock Purchase Agreement), or the Stockholders under Section 7.10(c) of the NAI Stock Purchase

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Agreement or (ii) restrict any action by such Persons that would be permitted under Section 7.10(c) of the NAI Stock Purchase Agreement.

5.8 Acquisition of Paramount Securities by Skydance. From and after the date hereof and until this Agreement is validly terminated in accordance with Section 6.2, neither Skydance nor its subsidiaries or controlled or controlling affiliates will acquire any shares of capital stock or other equity securities of Paramount or acquire any economic rights to acquire any shares of capital stock or other equity securities of, or any other economic interest (through derivative securities or otherwise) in, Paramount, except pursuant to the Transaction Agreement, the NAI Stock Purchase Agreement, the Subscription Agreements, and the ancillary agreements and transactions contemplated thereby.

5.9 Conduct Under the NAI Stock Purchase Agreement. The Stockholders shall comply with, and shall and shall cause their respective Affiliates to use their respective reasonable best efforts to ensure that NAI complies with, the terms and conditions of the NAI Stock Purchase Agreement.

ARTICLE VI

MISCELLANEOUS

6.1 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (ii) one (1) Business Day after being sent by commercial overnight courier service, or (iii) upon transmission during normal business hours (and if not, the next Business Day) if sent via email with confirmation of receipt (other than automatic confirmation of receipt); provided that, in each case, the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party as follows (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Skydance:

Skydance Media, LLC

2900 Olympic Boulevard

Santa Monica, CA 90404

Attention:  David Ellison

       Email: dellison@skydance.com

       with a copy to:

       smckinnon@skydance.com

       jsisgold@skydance.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

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Attention:  Justin Hamill

      Bradley Faris

      Ian Nussbaum

      Max Schleusener

Email:    Justin.Hamill@lw.com

      Bradley.Faris@lw.com

      Ian.Nussbaum@lw.com

      Max.Schleusener@lw.com

if to Paramount:

Paramount Global

1515 Broadway

New York, NY 10036

Attention: General Counsel

Email: ParamountGlobalLegalNotices@paramount.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Two Manhattan West

375 Ninth Avenue

New York, NY 10001

Attention:    Faiza J. Saeed

      Daniel J. Cerqueira

      Claudia J. Ricciardi

Email:    fsaeed@cravath.com

      dcerqueira@cravath.com

      cricciardi@cravath.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:    Eric Swedenburg

        Katherine Krause

Email:    eswedenburg@stblaw.com

      katherine.krause@stblaw.com

if to a Stockholder, to such Stockholder’s address or email address set forth across from such Stockholder’s name on Schedule A,

with a copy to (which shall not constitute notice):

Ropes & Gray LLP

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1211 Avenue of the Americas

New York, New York 10036

Attention

Attention:    Jackie Cohen

      Emily Oldshue

Email:    Jackie.Cohen@ropesgray.com

      Emily.Oldshue@ropesgray.com

6.2 Termination. Upon the valid termination of the Transaction Agreement in accordance with its terms, this Agreement shall terminate automatically, without any notice or other action by any Person; provided, however, that the provisions of this Article VI shall survive in full force and effect such termination of this Agreement. Upon the consummation of the Transactions contemplated by the Transaction Agreement, Article I through Article V of this Agreement shall terminate automatically, without notice or action by any Person and no Party shall have any further obligations or liabilities under such Articles; provided, however, that the provisions of Section 5.3 the applicable definitions contained or referenced therein shall survive in full force and effect. Nothing set forth in this Section 6.2 shall relieve any Party from liability for any breach of this Agreement prior to termination of any provision hereof.

6.3 Interpretation and Rules of Construction. Section 10.13 of the Transaction Agreement shall apply to, and govern, this Agreement, mutatis mutandis.

6.4 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties shall not object to the court making such determination having the power to limit such term or provision, to delete specific words or phrases, or to replace such term or provision with a term or provision that is valid, enforceable, and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power available to it in the prior sentence, this Agreement shall be deemed amended to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will most closely achieve the economic, business, and other purposes of such invalid or unenforceable term or provision.

6.5 Entire Agreement; Counterparts. This Agreement, the NAI Stock Purchase Agreement, the Ancillary Agreements (as defined in the NAI Stock Purchase Agreement) and the Transaction Agreement constitute the entire agreement and supersede all prior and concurrent agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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6.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any right or obligation hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any such right or obligation without such consent shall be void ab initio and of no effect.

6.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (1) the rights of the Non-Recourse Parties set forth in Section 6.12 and (2) the rights of New Paramount set forth in Section 5.3.

6.8 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under the provisions of this Agreement in accordance with its terms or otherwise breaches such provisions. Subject to the following sentence, the Parties shall be entitled to an injunction or injunctions, specific performance, or other non-monetary equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. No Party shall oppose the granting of an injunction, specific performance, or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is unenforceable, invalid or not an appropriate remedy for any reason at law or equity. Any Party seeking any injunction or other equitable relief to prevent any breach of this Agreement or to enforce specifically the terms and provisions of this Agreement in accordance with this Section 6.8 shall not be required to provide any bond or other security in connection with any such order or injunction.

6.9 Governing Law.

(a) This Agreement shall be governed by, and construed in accordance with, Delaware Law, without giving effect to any law, rule, or provision that would cause the application of any Law other than Delaware Law. The Parties expressly acknowledge and agree that: (i) the requirements of 6 Del. C. § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Delaware Law to this Agreement, the relationship of the Parties, the performance by the Parties of their respective obligations hereunder, and the interpretation and enforcement of the rights and duties of any Party; (ii) the Parties have a reasonable basis for the application of Delaware Law to this Agreement, the relationship of the Parties, the performance by the Parties of their respective obligations hereunder, and the interpretation and enforcement of the rights and duties of any Party; (iii) no other jurisdiction has a materially greater interest in the foregoing; and (iv) the application of Delaware Law would not be contrary to the fundamental policy of any other jurisdiction that, absent the Parties’ choice of Delaware Law hereunder, would have an interest in the foregoing.

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(b) Subject to Section 6.9(a), in any Legal Proceeding arising out of or relating to this Agreement or the performance by the Parties of their respective obligations hereunder, each of the Parties irrevocably and unconditionally: (i) consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, any other state or federal court in the State of Delaware (the “Chosen Courts”); (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction of such Chosen Court by motion, other request for leave, or other Legal Proceeding; (iii) agrees that any Legal Proceeding arising out of or relating to this Agreement or the performance by the Parties of their respective obligations hereunder shall be brought, tried, and determined only in the Chosen Courts; (iv) waives any claim of improper venue or any claim that the appropriate Chosen Court is an inconvenient forum; and (v) agrees that it will not bring any Legal Proceeding arising out of or relating to this Agreement or the performance by the Parties of their respective obligations hereunder hereby in any court or elsewhere other than the Chosen Courts. Each of the Parties irrevocably consents to service of process in the same manner as for the giving of notices under Section 6.1 or any other manner permitted by applicable Law. A final judgment in any Legal Proceeding commenced in accordance with this Section 6.9(b) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that nothing in the foregoing shall restrict any Party’s right to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

6.10 Waiver of Jury Trial. EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN OR AMONG THE PARTIES ARISING OUT OF OR RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT, OR THE PARTIES’ RESPECTIVE OBLIGATIONS HEREUNDER. EACH PARTY HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.10.

6.11 Amendments and Waivers. This Agreement may not be amended, modified or waived in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment or waiver, as applicable, hereto, signed on behalf of each of the Parties in interest at the time of the amendment or waiver, as applicable. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

6.12 Non-Recourse. This Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing (collectively, the “Non-Recourse Parties”) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants,

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agreements or other obligations or liabilities of any Party under this Agreement or of or for any Legal Proceeding based on, arising out of, or related to this Agreement. In furtherance and not in limitation of the foregoing, each Party covenants, agrees and acknowledges that no recourse under this Agreement shall be sought or had against any Non-Recourse Party.

6.13 Expenses. Unless specified otherwise herein, all expenses incurred in connection with this Agreement shall be paid by the Party incurring such expenses, whether or not the Mergers or any other Transaction is consummated, except as otherwise set forth in this Agreement.

6.14 Further Assurances. Upon the reasonable request of Skydance or Paramount (acting upon the recommendation of the Paramount Special Committee), the Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, to perform its obligations under this Agreement.

6.15 No Agreement Until Executed. This Agreement shall not be effective unless and until this Agreement is executed by all Parties.

(Signature Pages Follow)

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The Parties are executing this Agreement as of the date first set forth above.

SKYDANCE MEDIA, LLC

By:	/s/ David Ellison
Name: David Ellison
Title: Chief Executive Officer

PARAMOUNT GLOBAL

By:	/s/ George Cheeks
Name: George Cheeks
Title: Office of the CEO, President and Chief Executive Officer, CBS

(Signature Page to Voting and Support Agreement)

The Parties are executing this Agreement as of the date first set forth above.

NATIONAL AMUSEMENTS, INC.

By:	/s/ Paula J. Keough
Name: Paula J. Keough
Title: Vice President

NAI ENTERTAINMENT HOLDINGS LLC

By:	/s/ Paula J. Keough
Name: Paula J. Keough
Title: Vice President

SPV - NAIEH LLC

By:	/s/ Paula J. Keough
Name: Paula J. Keough
Title: Vice President

(Signature Page to Voting and Support Agreement)

The Parties are executing this Agreement as of the date first set forth above.

The Shari Ellin Redstone Trust

By:	/s/ Shari E. Redstone
Name: Shari E. Redstone
Title: Trustee

The Shari E. Redstone Qualified Annuity Interest Trust XVIII

By:	/s/ Shari E. Redstone
Name: Shari E. Redstone
Title: Trustee

(Signature Page to Voting and Support Agreement)

Schedule A

Name	Address	Shares

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